Filed Pursuant to Rule 424(b)(3)
File No.: 333-123755

PROSPECTUS

$175,000,000

AirGate PCS, Inc.

Exchange Offer for First Priority Senior Secured Floating Rate Notes due 2011

AirGate PCS, Inc. is offering to exchange an aggregate principal amount of up to $175,000,000 of its First Priority Senior Secured Floating Rate Notes due 2011 (which we refer to as the new notes), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like amount of its outstanding First Priority Senior Secured Floating Rate Notes due 2011 (which we refer to as the original notes). We refer to the new notes and the original notes collectively as the notes.

THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON MAY 12, 2005, UNLESS WE EXTEND THE EXCHANGE OFFER IN OUR SOLE AND ABSOLUTE DISCRETION.

TERMS OF THE EXCHANGE OFFER AND THE NEW NOTES

→	We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

→	You may withdraw tendered original notes at any time prior to the expiration of the exchange offer.

→	The exchange offer of original notes for new notes will not be a taxable transaction for U.S. federal income tax purposes. See the section of this prospectus entitled "Material United States federal income tax considerations" beginning on page 153 for more information.

→	The terms of the new notes are substantially identical to the terms of the original notes, except for transfer restrictions and registration rights relating to the original notes.

→	We will not receive any proceeds from the exchange offer.

→	The new notes will not be listed on any national securities exchange or The Nasdaq Stock Market.

SEE THE SECTION OF THIS PROSPECTUS ENTITLED "RISK FACTORS," BEGINNING ON PAGE 12, FOR A DISCUSSION OF THE RISKS THAT YOU SHOULD CONSIDER PRIOR TO TENDERING YOUR ORIGINAL NOTES FOR EXCHANGE.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 12, 2005.

ABOUT THIS PROSPECTUS

On December 7, 2004, Alamosa Holdings, Inc., A-Co. Merger Sub, Inc., a newly formed corporation and a wholly-owned subsidiary of Alamosa Holdings ("Merger Sub"), and AirGate PCS, Inc. ("Old AirGate") entered into a merger agreement. Pursuant to the merger agreement, on February 15, 2005 Old AirGate merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation in the merger. Upon completion of the merger, among other things, Merger Sub assumed Old AirGate's obligations under the notes and changed its name to "AirGate PCS, Inc."

Unless the context otherwise requires:

→	The use of "AirGate," "we," "us," "our" and "the Company" refer to (i) Old AirGate and its consolidated subsidiaries for all periods prior to completion of the merger, and (ii) Merger Sub and its consolidated subsidiaries for all periods following completion of the merger. AirGate has three wholly-owned, restricted subsidiaries: AGW Leasing Company, Inc., AirGate Network Services, LLC and AirGate Service Company, Inc.

→	"Sprint PCS" refers to Sprint Communications Company, L.P., Sprint Spectrum L.P. and WirelessCo, L.P.

→	We refer to Sprint Corporation and its affiliates, including Sprint PCS, as "Sprint."

→	A "Sprint PCS affiliate" is an entity, such as us, whose sole or predominant business is operating (directly or through one or more subsidiaries) a wireless communications service business pursuant to affiliation or management agreements with Sprint.

i

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to the security holders upon written or oral request to AirGate PCS, Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Investor Relations, telephone number (806) 722-1100.

In order to obtain timely delivery, you must request the information no later than May 5, 2005, which is five business days before the expiration date of the exchange offer.

ii

Summary

This summary highlights selected information from this prospectus. The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the "Risk Factors" section beginning on page 12 of this prospectus and the financial statements and notes to these statements contained in this prospectus.

OUR COMPANY

We are a wholly-owned subsidiary of Alamosa Holdings, Inc. and a network partner of Sprint PCS, the personal communications services (commonly known as PCS) division of Sprint Corporation, and have the right to provide wireless communications services under the Sprint® and Sprint PCS® brand names in our licensed territory, which includes most of the state of South Carolina, parts of North Carolina, and the eastern Georgia cities of Augusta and Savannah.

We launched Sprint PCS products and services in our first market in January 2000 and currently operate in 21 basic trading areas ("BTAs") assigned to us under our affiliation agreements with Sprint PCS. We offer national calling plans designed by Sprint PCS, as well as local calling plans tailored to our markets. We market Sprint PCS products and services through a number of distribution outlets, including our own retail stores, major national distributors such as RadioShack and Best Buy, and local third party distributors.

As of December 31, 2004, our licensed territory had a total population, which we refer to as "POPs," of 7.4 million residents, of which our network covered 6.1 million residents, which we refer to as "covered POPs," resulting in approximately 83% covered POPs. As of December 31, 2004, we had 400,312 subscribers.

Sprint PCS, along with its network partners, operates a 100% digital, 100% PCS, nationwide wireless network in the United States, with licenses to provide services to an area consisting of approximately 280 million POPs. We own and are responsible for building, operating and managing the portion of the nationwide PCS network of Sprint PCS located in our licensed territory. Our PCS network is designed to offer a seamless connection with the nationwide wireless network of Sprint PCS. Like Sprint PCS and other Sprint PCS affiliates, we utilize code division multiple access ("CDMA") technology. We have CDMA one times radio transmission technology ("1xRTT") capability on all of the cell sites within our network.

COMPETITIVE STRENGTHS

Strategic Affiliation with Sprint PCS

We believe that our strategic relationship with Sprint PCS provides us with significant competitive advantages and with a platform for growth. In particular, we are able to offer high quality, nationally branded wireless services to our network subscribers. We benefit from our Sprint PCS affiliation in the following ways:

→	Use of the Sprint PCS brand in our territory. We have the right to use the Sprint PCS® brand name in our licensed territory to market our products and services. We benefit from Sprint PCS' national advertising campaigns, as well as Sprint's sponsorship of numerous national and regional events that provide additional exposure to the brand and increase product awareness.

→	Seamless national network partnership. We have the right to provide Sprint PCS service within our network coverage area. Our product offering is centered on Sprint PCS' national 100% digital network, which allows us to offer attractive national services plans to potential subscribers within our region. We also receive significant roaming traffic from Sprint PCS' subscribers when they travel in our territory.

→	Scale benefits usually associated with a national carrier. Our partnership with Sprint PCS allows us to offer competitive wireless voice and data services at a lower cost and with fewer capital requirements than would otherwise be possible as a regional carrier. Sprint PCS provides billing, collections, customer care and other back-office support services to over 22 million wireless customers. This scale of service enables Sprint to provide these services to us at a lower cost per customer than if we were to provide them ourselves. Sprint PCS' purchasing leverage allows us to acquire the newest handsets and network equipment at a lower cost than we could without our affiliation with Sprint PCS. We also benefit from Sprint's negotiated interconnection agreements with local exchange carriers, resulting in lower operating costs. Furthermore, Sprint PCS has roaming agreements with other wireless operators and wireless resellers, such as Virgin Mobile, Qwest Communications and Cingular, which enable us to receive additional revenue when subscribers of those operators, and additional resellers that have agreements with Sprint PCS, use our network. We also market our products and services through Sprint PCS' existing relationships with major national retailers including RadioShack and Best Buy.

→	Advanced technology and product development. We believe that the CDMA technology used across the Sprint PCS nationwide network offers significant advantages when compared with other wireless technologies. These advantages include greater volume capacity, higher voice quality and access to advanced features, such as Sprint PCS' suite of PCS Vision wireless data products. We also have access to a wide array of handsets that feature the latest technologies, such as embedded cameras, color screens and wireless data capabilities.

Attractive Markets

We operate in attractive markets with high population densities and favorable roaming characteristics. Our markets are adjacent to major, growing metropolitan areas such as Atlanta, Charlotte and Raleigh. This concentration within our markets allows us to advertise and market to existing and potential subscribers in a cost effective manner. Additionally, the high population densities of our markets enable a higher return on the investment we make in our network. Our markets cover several major tourist destinations, including a number of beach and golf destinations, a number of military bases and over 100 colleges, universities and technical schools. Along with the major highways in our markets, these factors have resulted in a significant amount of roaming traffic that we receive from other wireless subscribers using our network.

State of the Art 3G Wireless Network

We have invested a substantial amount of capital in our CDMA network and 1xRTT network overlay. Our network allows us to provide exceptional call quality and wireless data services within our coverage area while retaining ample network capacity for future growth.

BUSINESS STRATEGY

We believe that with our strategic relationship with Sprint PCS and our state of the art third-generation wireless network, we are well positioned for continued growth within our markets. Key aspects of our growth strategy include the following:

Expand Our Distribution Network

We believe a robust distribution network is important to driving subscriber growth. Therefore, we plan to replace many of our older Company-owned stores with larger ones in better locations. In addition, we anticipate signing agreements with exclusive third-party dealers to open and operate approximately 50 to 75 Sprint-branded stores within our markets. These new stores will ensure that we have the retail presence in each of our key markets to drive subscriber growth. We also intend to improve the customer experience at our stores through introducing new technologies and capabilities, such as touch-screen computers that will help efficiently educate customers on our products and services.

Continue to Invest in Our Network

While we already operate a state-of-the-art network, we will continue to invest strategically in our network in order to expand its breadth and capabilities in the future. We plan to add 250 to 300 cell sites over the next four years. This will add capacity to some existing areas, allowing us to continue to increase penetration and introduce new technologies in select areas, as well as expand network coverage to new areas, and therefore increase our marketing area.

Leverage Our 3G Network Platform and Introduce New Product Offerings

We seek to capitalize on the investment in our network and the Sprint PCS nationwide network. Sprint PCS is a leading national wireless carrier offering third generation ("3G") technology-based services (which Sprint PCS and Sprint PCS affiliates brand as "PCS Vision") across its nationwide footprint. PCS Vision allows our subscribers to use their PCS Vision-enabled devices to check e-mail, take, send and receive pictures, play games with full-color graphics and polyphonic sounds, and browse the internet. We believe these services are important to attract and retain subscribers, particularly those with prime credit ratings, and to maintain higher average revenue per user, or ARPU.

Focus on Initiatives to Reduce Churn

We believe that focused efforts on the customer experience and the quality of the services provided to our customers are critical to retaining subscribers. We offer incentives to attract new customers and induce existing customers to renew their contracts, such as offering discounts on the purchase of new handsets. Using incentives such as this, we seek to maximize the number of subscribers under two-year contracts.

RECENT DEVELOPMENTS

Merger Agreement with Alamosa Holdings, Inc.

On December 7, 2004, Alamosa Holdings, Inc., A-Co. Merger Sub, Inc., a newly formed corporation and a wholly-owned subsidiary of Alamosa Holdings ("Merger Sub"), and AirGate PCS, Inc. ("Old AirGate") entered into a merger agreement. Pursuant to the merger agreement, on February 15, 2005 Old AirGate merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation in the merger. Upon completion of the merger, among other things, Merger Sub assumed Old AirGate's obligations under the notes and changed its name to "AirGate PCS, Inc."

Sprint-Nextel Merger

On December 15, 2004, Sprint Corporation and Nextel Communications, Inc. announced that their boards of directors unanimously approved a definitive agreement for a merger of equals. Nextel Communications currently operates a wireless mobility communications network in certain territories in which the Company also provides digital wireless mobility communications network services under the Sprint or affiliated brands.

Assuming that no changes are effected with respect to Sprint's agreements with us, it is possible that Sprint could be in violation of the exclusivity provisions of our agreements with Sprint upon completion of the Sprint-Nextel transaction.

Sprint's agreements with us provide for specific remedies in the event of a material violation by Sprint of such agreements if not cured within an applicable time period. Neither we nor any of our executives have made any definitive determination as to the impact on the value to us or our business of any of such remedies or whether any such remedy would be more or less favorable to us or our shareholders than our existing arrangements with Sprint or any possible renegotiated arrangement with Sprint.

We are committed to working with Sprint to reach mutually agreeable arrangements with respect to these matters. However, there can be no assurance that the Company and Sprint will be able to reach mutually acceptable arrangements or as to the terms of any such arrangements or the likely impact on the Company of any such arrangements.

Consent Solicitation

On January 11, 2005, AirGate commenced a consent solicitation with respect to the outstanding First Priority Senior Secured Floating Rate Notes due 2011 and its 9 3/8% Senior Subordinated Secured Notes due 2009 (together, the "Solicitation Notes"). The purpose of the consent solicitation was to obtain the requisite consents to amend the definition of "change of control" in the indentures governing the Solicitation Notes to eliminate the requirement that AirGate make a repurchase offer for the Solicitation Notes upon the completion of Alamosa Holdings' acquisition of AirGate. The consent solicitation expired on January 25, 2005, and AirGate received the consents necessary to amend the definition of "change of control" in the indentures. Each of the holders of Solicitation Notes who validly delivered their consents prior to 5:00 pm., New York time, on January 25, 2005, received a consent payment equal to 0.25% of the principal amount of the Solicitation Notes represented by such consents.

RATIO OF EARNINGS TO FIXED CHARGES

Year ended September 30,
2004	2003		2002		2001		2000
—	—	(1)	—	(1)	—	(1)	—	(1)

Three months ended December 31,
2004	2003
—	—	(1)

(1)	Earnings (prior to discontinued operations) were inadequate to cover fixed charges for the years ended September 30, 2000, 2001, 2002, 2003 and 2004 by approximately $86.4 million, $112.2 million, $92.7 million, $40.0 million and $7.8 million and for the three months ended
December 31, 2004 and 2003 by approximately $10.5 million and $14.9 million, respectively. "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and 25% (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated loss from continuing operations before income taxes and fixed charges.

CORPORATE STRUCTURE

The following chart represents the corporate organizational structure of Alamosa Holdings and AirGate:

ADDITIONAL INFORMATION

Our principal executive office is located at 5225 S. Loop 289, Lubbock, Texas 79424. Our telephone number is (806) 722-1100.

The exchange offer

The Exchange Offer	We are offering to exchange up to $175,000,000 aggregate principal amount of our new first priority senior secured floating rate notes due 2011, for up to $175,000,000 aggregate principal amount of our original first priority senior secured floating rate notes due 2011 which are currently outstanding. Original notes may only be exchanged in $1,000 principal increments. In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

Resales Without Further Registration	We believe that, if you are not a broker-dealer, the new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

→	you are acquiring the new notes in the ordinary course of your business;

→	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of the new notes issued to you in the exchange offer; and

→	you are not our "affiliate," as defined under Rule 405 of the Securities Act.

Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

The letter of transmittal states that, by so acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed to use our reasonable best efforts to make this prospectus, as amended or supplemented, available to any broker-dealer for a period of 90 days after the date of this prospectus for use in connection with any such resale. See "Plan of Distribution."

Expiration Date	5:00 p.m., New York City time, on May 12, 2005, unless we extend the exchange offer.

Accrued Interest on the New Notes and Original Notes	The new notes will bear interest from October 25, 2004 or the last interest payment date on which interest was paid on the original notes surrendered in exchange therefor. Holders of original notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such original notes accrued to the date of issuance of the new notes.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions which we may waive. See "The Exchange Offer—Conditions."

Procedures for Tendering Original Notes	Each holder of original notes wishing to accept the exchange offer must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or if the original notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent's message to the exchange agent at the address listed in this prospectus. You must mail or otherwise deliver the required documentation together with the original notes to the exchange agent.

Special Procedures for Beneficial Holders	If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, you should contact such registered holder promptly and instruct them to tender on your behalf.

Guaranteed Delivery Procedures	You must comply with the applicable guaranteed delivery procedures for tendering if you wish to tender your original notes and:

→	your original notes are not immediately available; or

→	time will not permit your required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer; or

→	you cannot complete the procedures for delivery by book-entry transfer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Withdrawal Rights	You may withdraw your tender of original notes at any time prior to 5:00 p.m., New York City time, on the date the exchange offer expires.

Failure to Exchange Will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your original notes, you will not have further exchange or registration rights and your original notes will continue to be subject to restrictions on transfer under the Securities Act. Accordingly, the liquidity of the original notes will be adversely affected.

You do not have appraisal or dissenters' rights in connection with the exchange offer.

Material United States Federal Income Tax Consequences	The exchange of original notes for new notes pursuant to the exchange offer will not result in a taxable event. Accordingly, we believe that:

→	no gain or loss will be realized by a United States holder upon receipt of a new note;

→	holder's holding period for the new notes will include the holding period of the original notes; and

→	the adjusted tax basis of the new notes will be the same as the adjusted tax basis of the original notes exchanged at the time of such exchange.

See "Material United States Federal Income Tax Considerations."

Exchange Agent	The Bank of New York Trust Company, N.A is serving as exchange agent in connection with the exchange offer. Deliveries by hand, registered, certified, first class or overnight mail should be addressed to The Bank of New York Trust Company, N.A., Corporate Trust Operations, Reorganization Unit, Attn: Mr. William Buckley. For information with respect to the exchange offer, contact the exchange agent at telephone number (212)-815-5788 or facsimile number (212)-298-1915.

Use of Proceeds	We will not receive any proceeds from the exchange offer. See "Use of Proceeds."

Risk Factors	You should consider carefully all of the information set forth in this prospectus. In particular, you should read "Risk Factors" beginning on page 12 of this prospectus.

Summary of terms of new notes

The form and terms of the new notes are substantially the same as the form and terms of the original notes, except that:

→	the new notes will have been registered under the Securities Act;

→	the new notes will not bear restrictive legends restricting their transfer under the Securities Act;

→	the new notes will not be entitled to the registration rights applicable to the original notes; and

→	the new notes will not contain provisions relating to additional interests under circumstances related to the timing of the exchange offer.

Issuer	AirGate PCS, Inc.

Notes Offered	$175,000,000 aggregate principal amount of senior secured floating rate notes due 2011.

Maturity Date	October 15, 2011.

Interest	Interest on the new notes will accrue at a floating rate, reset quarterly, equal to LIBOR (as defined) plus 3.75% per year, payable quarterly in cash in arrears on January 15, April 15, July 15 and October 15 of each year, commencing January 15, 2005.

Guarantees	Each of our subsidiaries will jointly, severally and unconditionally guarantee the new notes. The new notes will be guaranteed on a senior secured basis. If we create or acquire a new domestic subsidiary, then that subsidiary will guarantee the new notes on a senior secured basis, unless we designate the subsidiary as an "unrestricted subsidiary" under the indenture governing the notes.

Security	The original notes are, and the new notes will be, secured by first priority liens, subject to certain permitted liens, on the collateral, which consists of substantially all of our and the guarantors' existing and after-acquired assets, with certain exceptions. Under certain circumstances, the indenture and the security documents relating to the notes permit us to incur up to an additional $50 million of debt, including additional notes, and other obligations that may also be secured by liens on the collateral that are pari passu with the first priority liens securing the notes. No appraisals of any collateral have been prepared by us or on our behalf in connection with this offering. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral.

The liens on the collateral may be released without the consent of the holders of notes if collateral is disposed of in a transaction that complies with the indenture. In the event of a liquidation of the collateral, the proceeds may not be sufficient to satisfy the obligations under the notes and any other indebtedness secured on a pari passu basis. See "Risk Factors—Risks Related to the Notes, the Offering and the Exchange—Proceeds from any sale of the collateral upon foreclosure may be insufficient to repay the notes in full." You should read "Description of the Notes—Security" for a more complete description of the security granted to the holders of the notes.

Ranking	The original notes and the related guarantees constitute, and the new notes and the related guarantees will constitute, senior debt. As such, the original notes and related guarantees rank, and the new notes will rank, equally in right of payment with all of our and the guarantors' existing and future senior debt and senior in right of payment to all of our and the guarantors' existing and future subordinated debt, including our 9 3/8% notes and the related guarantees.

As of December 31, 2004, we had approximately $334.0 million of principal debt payments outstanding, of which $159.0 million would have effectively ranked junior to the notes to the extent of the assets securing such debt.

Optional Redemption	On or after October 15, 2006, we may redeem some or all of the notes at any time at the redemption prices described under "Description of the Notes—Optional Redemption," plus accrued and unpaid interest. In addition, at any time prior to October 15, 2006, we may also redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings at the redemption price specified under "Description of the Notes—
Redemption—Optional Redemption," plus accrued and unpaid interest.

Change of Control	If we experience certain kinds of changes of control, we must offer to purchase the notes at 101% of their principal amount, plus accrued and unpaid interest.

We obtained the consent of holders of the notes to amend the definition of "change of control" in the indenture governing the notes to exclude our acquisition by Alamosa Holdings and thus eliminate the requirement that we make a repurchase offer for the notes upon completion of the acquisition. See "Description of the Notes—Repurchase at the Option of Holders—Change of Control."

Mandatory Offer to Repurchase Following Certain Asset Sales or Events of Loss	If we sell certain assets or experience certain events of loss and do not reinvest the net proceeds in compliance with the indenture, we must offer to repurchase the notes at

100% of their principal amount, plus accrued and unpaid interest.

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

→	incur additional indebtedness;

→	pay dividends on our capital stock or repurchase our capital stock;

→	make investments or certain other restricted payments;

→	create liens;

→	enter into sale and leaseback transactions;

→	merge, consolidate or transfer or dispose of substantially all of our assets;

→	engage in transactions with affiliates; and

→	sell certain assets or merge with or into other companies.

Trading	We do not intend to list the notes on any securities exchange.

Risk factors

You should carefully consider the risk factors described below, as well as the other information included in this prospectus, prior to making a decision to exchange the original notes for the new notes in the exchange offer.

RISKS RELATED TO OUR BUSINESS, STRATEGY AND OPERATIONS

A number of factors outside our control may adversely affect our operating results.

Our business plan and estimated future operating results are based on estimates of key operating metrics, including:

→	subscriber growth;

→	subscriber churn;

→	capital expenditures;

→	average revenue per user ("ARPU");

→	losses on sales of handsets and other subscriber acquisition costs; and

→	other operating costs.

The following factors, over which we have no control, have created a level of uncertainty that may affect these key operating metrics in a manner we cannot foresee:

→	the rapidly changing nature of the wireless market;

→	current economic conditions;

→	the potential impact of continued marketing of wholesale capacity to mobile virtual network operators ("MVNO's");

→	potential problems in our relationship with Sprint that may arise from time to time;

→	wireless consolidations that may create competitors with greater market power;

→	increased competition in the wireless telecommunications industry;

→	new service offerings of increasingly large bundles of minutes of use at lower prices by wireless carriers; and

→	other issues facing the wireless telecommunications industry in general.

If we are unable to accurately estimate our key operating metrics, we may not utilize our resources appropriately which may result in lower revenues and increased expenses. For example, if we overestimate subscriber growth, we may budget our spending levels beyond what our actual results will support.

Our revenues may be less than we anticipate which could materially affect our liquidity, financial condition and results of operations.

Revenue growth is primarily dependent on:

→	the size of our subscriber base;

→	average monthly revenues per user; and

→	roaming revenue.

In addition, subscriber growth in fiscal 2004 has been slower than in prior years. We believe slower growth is due in large part to:

→	a decrease in distribution points for our products and services, as well as lower productivity of our existing distribution points;

→	increased competition;

→	declining rates of wireless subscriber growth in general;

→	increased deposit requirements for some segments of sub-prime credit subscribers; and

→	current economic conditions.

We have seen a continuation of competitive pressures in the wireless telecommunications market causing carriers to offer plans with increasingly large bundles of minutes of use at lower prices which may compete with the calling plans we offer, including the Sprint calling plans we support. It is possible that subscriber growth will be less than we project and that average revenue per user will be lower than we project. Increased price competition may lead to lower average monthly revenues per user than we anticipate. See "Risks Related to Our Relationship with Sprint." In addition, beginning in January 2007, Sprint's reciprocal roaming rate may decrease which could reduce our roaming revenue if not offset by an increase in minutes of use. If our revenues are less than we anticipate, it could materially adversely affect our liquidity, financial condition and results of operations. We estimate for fiscal 2005, that every $1 reduction in monthly ARPU will decrease our annual operating income by approximately $5 million.

Our actual operating costs may be higher than we anticipate.

Changes in our operating environment, including changes as a result of government regulation, may require us to spend more than we anticipate. For example, increased competition may lead to higher promotional costs, losses on sales of handset and other costs to acquire subscribers. Further, as described below under "Risks Related to Our Relationship With Sprint," a substantial portion of costs of service and roaming are attributable to fees and charges we pay Sprint for billing and collections, customer care and other back-office support. Our ability to manage costs charged by or through Sprint after December 31, 2006 is limited. If our costs are more than we anticipate, the actual amount of funds needed to implement our strategy and business plan may exceed our estimates, which could have a material adverse effect on our liquidity, financial condition and results of operations. We estimate for fiscal year 2005, for every 1% that aggregate Sprint fees exceed our current expectations, our annual operating income will decrease by approximately $400,000.

We may continue to experience a high rate of churn, which could result in a reduction in our revenues and an increase in our operating expenses.

The wireless personal communications services industry in general, and Sprint and its network partners in particular, have experienced a higher rate of subscriber turnover, commonly known as churn, as compared to cellular industry averages. Furthermore, due to significant competition in our industry and general economic conditions, among other things, churn may increase and our future rate of subscriber turnover may be higher than projected or higher than our historical rate. Factors that may contribute to higher churn include:

→	the pricing and attractiveness of our competitors' products and services;

→	wireless local number portability;

→	quality of customer service;

→	network performance and coverage relative to our competitors;

→	inability or unwillingness of subscribers to pay their bills which results in involuntary deactivations;

→	subscriber mix and credit class, particularly sub-prime credit subscribers;

→	changes in Sprint's billing systems, collections systems and/or customer care; and

→	any future changes by us in the products and services we offer.

A high rate of subscriber turnover could adversely affect our competitive position, and result in an increase in our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize some of the costs of initial purchases of handsets by subscribers. We estimate for fiscal year 2005, that a 0.1% increase in monthly churn will decrease our annual operating income by approximately $200,000.

Wireless local number portability requirements may increase churn, lower revenues and result in higher subscriber acquisition and retention costs.

Since November 24, 2003, all covered commercial mobile radio services providers ("CMRS"), including us, are required to allow customers in the 100 largest metropolitan statistical areas to retain their existing telephone numbers when switching from one telecommunications carrier to another. These rules are generally referred to as a wireless local number portability ("WLNP"). As of May 24, 2004, Federal Communications Commission ("FCC") regulations require that such CMRS providers must have implemented WLNP outside the 100 largest metropolitan statistical areas in the United States as well. In the future, WLNP could lead to increased churn as our customers switch carriers, lower revenues and increased subscriber acquisition and retention costs.

Our allowance for doubtful accounts may not be sufficient to cover uncollectible accounts.

On an ongoing basis, we estimate the amount of subscriber receivables that we will not collect to reflect the expected loss on such accounts in the current period. Our allowance for doubtful accounts may underestimate actual unpaid receivables for various reasons, including:

→	our involuntary churn rate may exceed our estimates;

→	bad debt as a percentage of service revenues may be higher than we assume in our business plan;

→	adverse changes in the economy;

→	changes in Sprint's PCS products and services;

→	changes in the composition of our subscriber base; or

→	changes in our credit policy.

If our allowance for doubtful accounts is insufficient to cover losses on our receivables, it could have an adverse effect on our liquidity, financial condition and results of operations.

Our roaming revenue could be less than we anticipate.

Until December 31, 2006, our reciprocal roaming rate is fixed at $0.058 per minute. However, after that date the reciprocal roaming rate may decrease which would reduce our roaming revenue and may not be offset by a reduction in our roaming expense or an increase in minutes of use. Based upon the roaming minutes of use for the fiscal year ended September 30, 2004, a reduction in the roaming rate of $0.01 per minute of use would have reduced our roaming revenue by approximately $11.0 million and reduced our roaming expense by approximately $8.5 million.

The amount of roaming revenue we receive also depends on the minutes of use on our network by PCS subscribers of Sprint and the other Sprint PCS network partners. If actual usage is less than we anticipate, our roaming revenue would be lower. Conversely, the amount of our roaming expense depends on the minutes of use our subscribers use the networks operated by Sprint and the other Sprint PCS network partners. If our subscribers use the networks operated by Sprint and the other Sprint PCS network partners more than we anticipate, then our roaming expense will exceed our estimates.

We may incur significantly higher wireless handset subsidy and rebate costs than we anticipate for existing subscribers who upgrade to a new handset.

As our subscriber base matures, and technological innovations occur, more existing subscribers will upgrade to new wireless handsets, and as a part of our subscriber retention efforts, we may offer these subscribers incentives on the purchases of new wireless handsets. We subsidize a portion of the price of wireless handsets and incur sales commissions, even for handset upgrades. Excluding sales commissions and rebates, we incurred approximately $10.0 million and $2.4 million, respectively, of costs associated with wireless handset upgrade costs for existing subscribers for the fiscal years ended September 30, 2004 and 2003. We have limited historical experience regarding the adoption rate for wireless handset upgrades. If more subscribers upgrade to new wireless handsets than we project, our actual costs will be greater than our projected cost.

The loss of the officers and skilled employees who we depend upon to operate our business could have an adverse effect on our results of operations.

Our business is managed by a small number of executive officers. We believe that our future success depends in part on our continued ability to attract and retain highly qualified technical and management personnel. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. Our ability to attract and retain such persons may be negatively impacted if we do not maintain our positive liquidity position. The loss of our officers and skilled employees could materially adversely affect our results of operation.

Our territory's limited amount of licensed spectrum may not be sufficient to accommodate future growth.

Sprint has licenses covering 10 MHz of spectrum in our territory. As the number of subscribers in our territory increases, this limited amount of licensed spectrum may not be able to accommodate increases in call volume, may lead to increased dropped and blocked calls and may limit our ability to offer enhanced services, all of which could result in increased subscriber turnover and fewer new subscribers and adversely affect our financial condition and results of operations. If we or Sprint need to acquire additional spectrum to accommodate increased call volume, it is possible that spectrum will not be available on favorable terms, if at all.

Further, in January 2003, the FCC lifted its rules limiting the amount of spectrum that can be held by any one provider in a specific market. The FCC now relies on case-by-case review of transactions involving transfers of control of CMRS spectrum in connection with its public interest review of all license transfers. In light of this change in regulatory review, competition may increase to the extent that licenses are transferred from smaller stand-alone operators to larger, better capitalized, and more experienced wireless communications operators. These larger wireless communications operators may be able to offer subscribers network features not offered by us. The actions of these larger wireless communications operators could negatively affect our churn, ability to attract new subscribers, ARPU, cost to acquire subscribers and operating costs per subscriber.

There is a high concentration of ownership of the wireless towers we lease, and we may lose the right to install our equipment on certain wireless towers and be unable to renew expiring leases.

Most of our cell sites are co-located on leased tower facilities shared with one or more wireless providers. A few tower companies own a large portion of these leased tower sites. Approximately 73% of the towers leased by us are owned by four tower companies (and their affiliates). If a master co-location agreement with any of these tower companies were to terminate, or if any of these tower companies were unable to support our use of its tower sites, we would have to find new sites or possibly be required to rebuild that portion of our network. In addition, we may be unable to renew expiring leases with such tower companies on favorable terms, if at all. For example, if our agreement with our largest tower company were to expire without successful renegotiation, we would be required to relocate approximately 33% of our cell site locations which would cause a disruption to our network operations.

Certain wireless providers are seeking to change the standards controlling the types of wireless handsets that operate on their networks which may limit our ability to provide our subscribers with service in areas not covered by Sprint's PCS network.

We rely on Sprint's roaming agreements with its competitors to provide automatic roaming capabilities to our subscribers in many of the areas of the United States not covered by Sprint's PCS network.

Competitors may be able to offer coverage in areas not served by Sprint's PCS network or may be able to offer roaming rates that are lower than those offered by Sprint. Certain competitors have sought to reduce or eliminate the use of the AMPS air interface on their networks. AMPS is an important air interface on which Sprint's subscribers roam. Further, on September 24, 2002, the FCC modified its rules to eliminate, after a five-year transition period, the requirement that carriers provide analog service compatible with AMPS specifications. If AMPS is eliminated and our subscribers do not have wireless handsets that are compatible with our competitors' air interface, then these subscribers will not be able to roam on our competitors' networks, which could lead to customer dissatisfaction and increased churn.

Our business is subject to seasonal trends.

Historically, the wireless industry has also been heavily dependent on fourth calendar quarter for the addition of new subscribers and the sales of handsets. A number of factors have contributed to this trend, including:

→	the increasing use of retail distribution, which is heavily dependent upon the year-end holiday shopping season;

→	the timing of new product and service announcements and introductions;

→	competitive pricing pressures; and

→	aggressive marketing and promotions.

The increased level of activity requires a greater use of available financial resources during this period. Furthermore, this seasonality may make it more difficult to make quarter-to-quarter comparisons of our results of operations and may mean that our performance in previous quarters will not be indicative of our performance in the future.

Governmental regulation has a material impact on our business.

The wireless business is heavily regulated by the FCC. Governmental mandates can impose significant unanticipated costs on our business. Governmental policies also may have a significant impact on the competitive environment, for example by authorizing the allocation of additional spectrum, or licensing new competitors, in the markets where the Company provides service. The Company's ability to affect or control these governmental policies is limited.

RISKS RELATED TO OUR RELATIONSHIP WITH SPRINT

Our business experiences certain risks related to Sprint.

In the past, Sprint has increased fees charged to us and other network partners and has added fees that were not anticipated when the agreements with Sprint were entered into. In the past, Sprint also sought to collect money from us that we believe was not authorized under the agreements. In addition, Sprint has imposed additional programs, requirements and conditions that have adversely affected our financial performance. If these increases, additional charges and changes continue, our operating results, liquidity and capital resources could be adversely affected.

The termination of our affiliation with Sprint would severely restrict our ability to conduct our business.

We do not own the underlying spectrum licenses on which we operate our wireless network. Our ability to offer Sprint PCS products and services and operate a PCS network is dependent on our Sprint agreements remaining in effect and not being terminated. All of our subscribers have purchased Sprint PCS products and services to date, and we do not anticipate any change in the near future. The agreements between Sprint and us are not perpetual. Our management agreement automatically renews at the expiration of the 20-year initial term (July 22, 2018) for an additional 10-year period unless we are in material default. Sprint can choose not to renew our management agreement at the expiration of the ten-year renewal term or any subsequent ten-year renewal term.

In addition, these agreements can be terminated for breach of any material term, including, among others, failure to pay and marketing, build-out and network operational requirements. Many of these requirements are extremely technical and detailed in nature. In addition, many of these requirements can be changed by Sprint with little notice. As a result, we may not always be in compliance with all requirements of the Sprint agreements. There may be substantial costs associated with remedying any non-compliance.

We are also dependent on Sprint's ability to perform its obligations under the Sprint agreements. The non-renewal or termination of any of the Sprint agreements or the failure of Sprint to perform its obligations under the Sprint agreements would severely restrict our ability to conduct business.

Sprint may make business decisions that are not in our best interests, which may adversely affect our relationships with subscribers in our territory, increase our expenses and/or decrease our revenues.

Sprint, under the Sprint agreements, has a substantial amount of control over the conduct of our business. Accordingly, Sprint has made and, in the future may make, decisions that adversely affect our business, such as the following:

→	Sprint, subject to limitations in our agreements with them, could price its national plans based on its own objectives and could set price levels or other terms that may not be economically sufficient for our business;

→	Sprint, subject to limitations in our agreements with them, could develop products and services, such as a one-rate plan where subscribers are not required to pay roaming charges on its PCS to PCS plan, or establish credit policies, such as the no-deposit account spending limit program (the "NDASL program"), in which the deposit requirement was waived except in very limited circumstances, which could adversely affect our results of operations;

→	On January 1, 2007 certain provisions of our agreement with Sprint expire and Sprint, subject to limitations in our agreements with them, could then raise the costs to perform certain back office services or not pass on to us any reductions in Sprint's costs to provide these services, reduce levels of services or expenses or otherwise seek to increase expenses and other amounts charged, as well as reduce the reciprocal roaming rate charged when Sprint's or other Sprint network partners' PCS subscribers roam onto our network;

→	Sprint may elect with little or no notification to upgrade or convert its financial reporting, billing or inventory software systems or change third party service organizations which may adversely affect our ability to determine or report our operating results, adversely affect our ability to obtain handsets or adversely affect our subscriber relationships;

→	Sprint, subject to limitations in our agreements with them, could limit our ability to develop local and other promotional plans to enable us to attract sufficient subscribers;

→	Sprint, subject to limitations under our agreements with them, could alter its network and technical requirements;

→	Sprint's introduction of payment methods that do not have adequate controls or limitations could result in fraudulent payments to subscriber accounts. If this type of fraud becomes widespread, it could have a material adverse impact on our results of operations and financial condition;

→	Sprint could make decisions which could adversely affect the Sprint brand names, products or services; and

→	Sprint could decide not to renew the Sprint agreements or to no longer perform its obligations, which would severely restrict our ability to conduct business.

Recently, Sprint has changed how it aligns its resources in order to focus on two market segments: businesses and consumers. This represents a shift away from the current organizational focus on asset groups and products: local telecommunications, global wireline voice and data services and wireless. This initiative is often referred to as "One Sprint-Many Solutions." This realignment was designed to facilitate Sprint's cross-selling and bundling of products across these product lines. This shift could:

→	divert marketing, advertising and internal Sprint resources once dedicated to wireless to bundled or non-PCS Sprint products and services;

→	increase the risk that Sprint will design wireless products and services in a manner that is not profitable for us; and

→	reduce the significance of Sprint's wireless network partners, including us.

The occurrence of any of the foregoing could adversely affect our relationship with subscribers in our territories, increase our expenses and/or decrease our revenues and have a material adverse effect on our liquidity, financial condition and results of operations.

Furthermore, Sprint has announced that it plans to deploy Evolution—Data Only technology ("EV-DO") in certain of its markets, and they, subject to limitations in our agreements with them, could require us to implement EV-DO in our network. It is possible that our existing network will not have sufficient spectrum to accommodate EV-DO without affecting the quality of our network. Such disruptions could lead to increased subscriber turnover or could necessitate our acquisition of additional spectrum, which may not be available on favorable terms, if at all.

Additionally, Sprint has entered into MVNO arrangements with Virgin Mobile USA, Qwest Communications, Cingular and others. In these arrangements, Sprint is wholesaling airtime to its MVNO partner, which in turn markets retail service under its own brand and pricing. Under our agreements with Sprint, we are required to participate in resale arrangements entered into by Sprint. See "Business—Sprint Relationship and Agreements—Resellers." The Company may enjoy an increase in traffic as a result of these MVNO relationships, but the rates paid to the Company, and the margins earned on this traffic, may not be as favorable to the Company as would be the case if Sprint was selling on a retail rather than on a wholesale basis.

Sprint's PCS to PCS program has had, and may continue to have, a negative impact on our business.

In late 2002, Sprint implemented a new PCS to PCS product offering under which subscribers receive unlimited buckets of minutes for little or no additional cost, for any calls made from one Sprint PCS subscriber to another. Pursuant to our Sprint agreements, we are required to support this program in our territory. The number of minutes-over-plan used and associated revenues of our subscribers has dropped. This has contributed to our ARPU declining from approximately $61 for the fiscal year ended September 30, 2002 to approximately $60 for the fiscal year ended September 30, 2003, and to approximately $57 for the fiscal year ended September 30, 2004. In addition, the program had the effect of switching current subscribers to the product offering, rather than resulting in a meaningful increase in new subscribers. In addition to the lost revenue the PCS to PCS plan causes, it is also generating a large amount of incremental traffic on our network, which may increase our capital needs and our costs beyond what we have planned.

Our dependence on Sprint for services may limit our ability to reduce costs, which could materially adversely affect our financial condition and results of operation.

For the fiscal year ended September 30, 2004, approximately 68% of cost of service and roaming in our financial statements relate to charges from or through Sprint. As a result, a substantial portion of our cost of service and roaming is outside our control. Pursuant to our settlement with Sprint, Sprint has agreed to charge us certain specified rates for roaming and service until December 31, 2006. However, after that time Sprint's rates for roaming will be based on a specified percentage of their average revenue per subscriber, which could result in a significant increase in our cost for roaming. As provided in our agreement with Sprint, after December 31, 2006 Sprint may charge us its reasonable costs to provide this service, and these costs could increase significantly. Furthermore, our ability to replace Sprint with lower cost providers may be limited. We estimate that for every 1% of aggregate Sprint fees that exceed our current expectations, it will decrease our annual operating income by approximately $400,000.

Inaccuracies in data provided by Sprint could understate our expenses or overstate our revenues and result in out-of-period adjustments that may materially adversely affect our financial results.

Because Sprint provides billing and collection services for us, Sprint remits approximately 96% of our revenues to us. The data provided by Sprint is the primary source for our recognition of service revenue and a significant portion of our selling and marketing and cost of service and operating expenses. As a result, we rely on Sprint to provide accurate, timely and sufficient data and information to properly record our revenues, expenses and accounts receivables, which underlie a substantial portion of our periodic financial statements and other financial disclosures.

In the past, we and Sprint have discovered billing and other errors or inaccuracies. If we are required in the future to make additional adjustments or charges as a result of errors or inaccuracies in data provided to us by Sprint that we do not detect in a timely manner, such adjustments or charges may affect our revenues and expenses in the period that the adjustments or charges are made, our ability to report accurate information on a timely basis and our ability to make fully informed business decisions.

The inability of Sprint to provide high quality back office services could lead to subscriber dissatisfaction, increase churn or otherwise increase our costs.

We currently rely on Sprint's internal support systems, including customer care, billing and back office support. Our operations could be disrupted if Sprint is unable to provide internal support systems in a high quality manner or to efficiently outsource those services and systems through other third-party vendors. Cost pressures are expected to continue to pose a significant challenge to Sprint's internal support systems. Additionally, Sprint has made reductions in its customer service support structure and may continue to do so in the future, which may have an adverse effect on our churn rate. Further, Sprint has relied on third-party vendors for a significant number of important functions and components of its internal support systems and may continue to rely on these vendors in the future. We currently depend on Sprint's willingness to continue to offer these services and to provide these services effectively and at competitive costs. These costs were approximately $22.6 million for the fiscal year ended September 30, 2004. Our Sprint agreements provide that, upon nine months prior written notice, Sprint may elect to terminate any of these "significant" services and may terminate any other service upon reasonable notice. The inability of Sprint to provide high quality back office services, or our inability to use Sprint back office services and third-party vendors' back office systems, could lead to subscriber dissatisfaction, increase churn or otherwise increase our costs.

Pursuant to our settlement with Sprint, Sprint has agreed to a specified rate for these services until December 31, 2006. However, after that time the rates will change and will be based on the amount necessary to recover Sprint's reasonable costs for providing the services, and as a result, the costs for back office services could increase significantly. See "Business—Recent Developments—Changes to our management and services agreements with Sprint PCS." If this occurs, our operating expenses will increase, and our liquidity, financial condition and results of operations could be adversely affected.

If Sprint's business plan does not succeed, our business may not succeed.

As a network partner of Sprint, we have the right to provide PCS products and services under the Sprint brand names in our territory in the southeastern United States. In addition, we feature exclusively and prominently the nationally recognized Sprint brand in our marketing effort. Consequently, our business and results of operations depend on the continued recognition of the Sprint brand name and success of Sprint's business. If Sprint's business plan does not succeed, or if Sprint has a significant disruption to its business plan or network, fails to operate its business in an efficient manner, or suffers a weakening of its brand name or erosion of its customer base, our operations and profitability would likely be negatively impacted.

If Sprint were to file for bankruptcy, Sprint may be able to reject its agreements with us under Section 365 of the Bankruptcy Code. The agreements provide us remedies, including purchase and put rights, though we cannot predict if or to what extent our remedies would be enforceable.

Sprint's roaming arrangements may not be competitive with other wireless service providers, which may restrict our ability to attract and retain subscribers and create other risks for us.

We rely on Sprint's roaming arrangements with other wireless service providers for coverage in some areas where Sprint service is not yet available. The risks related to these arrangements include:

→	the roaming arrangements are negotiated by Sprint and may not benefit us in the same manner that they benefit Sprint;

→	the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by the Sprint PCS network;

→	the price of a roaming call off our network may not be competitive with prices of other wireless companies for roaming calls;

→	subscribers may have to use a more expensive dual-band/dual mode handset with diminished standby and talk time capacities;

→	subscribers may have to end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network;

→	Sprint subscribers may not be able to use Sprint's advanced features, such as voicemail notification, while roaming; and

→	Sprint or the carriers providing the service may not be able to provide us with accurate billing information on a timely basis.

If subscribers from our territory are not able to roam instantaneously or efficiently onto other wireless networks, we may lose current subscribers, and our Sprint PCS services will be less attractive to new subscribers.

Certain provisions of the Sprint agreements may restrict the sale of our business and diminish the value a buyer would pay for our business.

Under limited circumstances Sprint may purchase our operating assets at a discount. In addition, Sprint must approve a change of control of the ownership of us and must consent to any assignment of our Sprint agreements. Sprint also has a right of first refusal if we decide to sell our operating assets to a third party. We also are subject to a number of restrictions on the transfer of our business, including a prohibition on the sale of our operating assets to competitors of Sprint. These restrictions and other restrictions contained in the Sprint agreements may limit our ability to sell our business, may reduce the value a buyer would be willing to pay for our business, may reduce the "entire business value," as described in our Sprint agreements, and may limit our ability to obtain new investment or support from any source.

We may have difficulty in obtaining an adequate supply of certain handsets from Sprint, which could adversely affect our results of operations.

We depend on our relationship with Sprint to obtain handsets. Sprint orders handsets from various manufacturers. We could have difficulty obtaining specific types of handsets in a timely manner if:

→	Sprint does not adequately project the need for handsets for itself, its network partners and its other third-party distribution channels, particularly in transition to newer technologies, such as 1xRTT;

→	Sprint gives preference to other distribution channels, which it does periodically;

→	we do not adequately project our need for handsets;

→	Sprint modifies its handset logistics and delivery plan in a manner that restricts or delays our access to handsets;

→	there is an adverse development in the relationship between Sprint and its suppliers or vendors; or

→	if Sprint's current suppliers cannot meet their commitments, Sprint would have to use different vendors and this could result in delays, interruptions or additional expenses associated with the upgrade and expansion of Sprint's networks and the offering of its products and services.

The occurrence of any of the foregoing could disrupt our subscriber service and/or result in a decrease in subscribers, which could adversely affect our results of operations.

If Sprint does not complete the construction of its nationwide PCS network, we may not be able to attract and retain subscribers.

Sprint currently intends to cover a significant portion of the population of the United States, Puerto Rico and the U.S. Virgin Islands by creating a nationwide PCS network through its own construction efforts and those of its network partners. Sprint is still constructing its nationwide network and does not offer PCS services, either on its own network or through its roaming agreements, in every city in the United States. Sprint has entered into management agreements similar to ours with companies in other markets under its nationwide PCS build-out strategy. Our results of operations are dependent on Sprint's national network and, to a lesser extent, on the networks of Sprint's other network partners. Sprint's PCS network may not provide nationwide coverage to the same extent as its competitors, which could adversely affect our ability to attract and retain subscribers.

If other Sprint network partners have financial difficulties, the Sprint PCS network could be disrupted.

Sprint's national network is a combination of networks. The large metropolitan areas are owned and operated by Sprint, and the areas in between them are owned and operated by Sprint network partners. We believe that most, if not all, of these companies have incurred substantial debt to pay the large cost of building out their networks. Two of these companies filed petitions seeking reorganization under Chapter 11 of the Bankruptcy Code.

If other network partners experience financial difficulties, Sprint's PCS network could be disrupted. If Sprint's agreements with those network partners were like ours, Sprint would have the right to step in and operate the network in the affected territory, subject to the rights of their lenders. In such event, there can be no assurance that Sprint could transition in a timely and seamless manner or that lenders would permit Sprint to do so.

Non-renewal or revocation by the FCC of Sprint's PCS licenses would significantly harm our business.

PCS licenses are subject to renewal and revocation by the FCC. Sprint's licenses in our territories will begin to expire in 2007 but may be renewed for additional ten-year terms. There may be opposition to renewal of Sprint's PCS licenses upon their expiration, and Sprint's PCS licenses may not be renewed. The FCC has adopted specific standards to apply to PCS license renewals. Any failure by Sprint or us to comply with these standards could cause revocation or forfeiture of Sprint's PCS licenses for our territories. If Sprint loses any of its licenses in our territory, we would be severely restricted in our ability to conduct business.

If Sprint does not maintain control over its licensed spectrum, the Sprint agreements may be terminated, which would result in our inability to provide service.

The FCC requires that licensees like Sprint maintain effective working control of their licensed spectrum and not delegate control to third-party operators or managers. Although the Sprint agreements with us reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum, we cannot be sure that the FCC will agree. If the FCC were to determine that the Sprint agreements need to be modified to increase the level of licensee control, we have agreed with Sprint to use our best efforts to modify the Sprint agreements to comply with applicable law. If we cannot agree with Sprint to modify the Sprint agreements, they may be terminated. If the Sprint agreements are terminated, we would no longer be a part of the Sprint PCS network and would be severely restricted in our ability to conduct business. Any required modifications could also have a material adverse effect on our business, financial condition and liquidity.

If we lose our right to use the Sprint brand and logo under its trademark and service mark license agreements, we would lose the advantages associated with marketing efforts conducted by Sprint.

The Sprint brand and logo are highly recognizable. If we lose the rights to use this brand and logo or the value of the brand and logo decreases, customers may not recognize our brand readily and we may have to spend significantly more money on advertising to create brand recognition.

RISKS PARTICULAR TO OUR INDUSTRY

Significant competition in the wireless communications services industry may result in our competitors offering new or better products and services or lower prices, which could prevent us from operating profitably.

Competition in the wireless communications industry is intense. According to information it has filed with the Securities and Exchange Commission, Sprint believes that the traditional dividing lines between long distance, local, wireless, and internet services are increasingly becoming blurred. Through mergers and various service integration strategies, major providers, including Sprint, are striving to provide integrated solutions both within and across all geographical markets. We do not currently offer services other than wireless services and may not be able to effectively compete against competitors with integrated solutions. Further, the provision of integrated offerings may increase Sprint's control over our business.

Competition has caused, and we anticipate that competition will continue to cause, the market prices for two-way wireless products and services to decline in the future. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry. Our dependence on Sprint to develop competitive products and services and the requirement that we obtain Sprint's consent to sell local pricing plans and non-Sprint approved equipment may limit our ability to keep pace with competitors on the introduction of new products, services and equipment. Many of our competitors are larger than us, possess greater financial and technical resources and may market other services, such as landline telephone service, cable television and internet access, with their wireless communications services. Some of our competitors also have well-established infrastructures, marketing programs and brand names. In addition, some of our competitors may be able to offer regional coverage in areas not served by the Sprint PCS network or, because of their calling volumes or relationships with other wireless providers, may be able to offer regional roaming rates that are lower than those we offer. Additionally, we expect that existing cellular providers will continue to upgrade their systems to provide digital wireless communication services competitive with Sprint. Our success, therefore, is, to a large extent, dependent on Sprint's ability to distinguish itself from competitors by marketing and anticipating and responding to various competitive factors affecting the wireless industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. The ability of Sprint to meet these challenges may be affected by competitive pressures that Sprint is experiencing in its long distance and landline telephone businesses as well. To the extent that Sprint is not able to keep pace with technological advances or fails to respond timely to changes in competitive factors in the wireless industry, it could cause us to lose market share or experience a decline in revenue.

There has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, reorganizations and acquisitions. For example, the acquisition of AT&T Wireless by Cingular Wireless created the largest wireless carrier in the U.S. with considerable spectrum resources, extensive network coverage and vast financial resources. We expect these types of consolidations to lead to larger competitors over time. We may be unable to compete successfully with larger companies that have substantially greater resources or that offer more services than we do. In addition, we may be at a competitive disadvantage since we may be more highly leveraged than many of our competitors.

If the demand for wireless data services does not grow, or if we or Sprint fail to capitalize on such demand, it could have an adverse effect on our growth potential.

Sprint and its network partners, including us, have committed significant resources to wireless data services and our business plan assumes increasing uptake in such services. That demand may not materialize. Even if such demand does develop, our ability to deploy and deliver wireless data services depends, in many instances, on new and unproven technology. Existing technology may not perform as expected. We may not be able to obtain new technology to effectively and economically deliver these services.

The success of wireless data services is substantially dependent on the ability of Sprint and others to develop applications for wireless data devices and to develop and manufacture devices that support wireless applications. These applications or devices may not be developed or developed in sufficient quantities to support the deployment of wireless data services. These services may not be widely introduced and fully implemented at all or in a timely fashion. These services may not be successful when they are in place, and customers may not purchase the services offered.

Consumer needs for wireless data services may be met by technologies such as 802.11, known as Wi-Fi, which does not rely on FCC regulated spectrum. The lack of standardization across wireless data handsets may contribute to customer confusion, which could slow acceptance of wireless data services, or increase customer care costs. Either could adversely affect our ability to provide these services profitably. If these services are not successful or costs associated with implementation and completion of the rollout of these services materially exceed our current estimates, our financial condition and prospects could be materially adversely affected.

Alternative technologies and current uncertainties in the wireless market may reduce demand for PCS.

The wireless communications industry is experiencing significant technological change, as evidenced by:

→	the increasing pace of digital upgrades in existing analog wireless systems;

→	evolving industry standards;

→	ongoing improvements in the capacity and quality of digital technology;

→	shorter development cycles for new products; and

→	enhancements and changes in end-user requirements and preferences.

Technological advances and industry changes could cause the technology used on our network to become obsolete. We rely on Sprint for research and development efforts with respect to the products and services of Sprint and with respect to the technology used on our network. Sprint may not be able to respond to such changes and implement new technology on a timely basis or at an acceptable cost.

If Sprint is unable to keep pace with these technological changes or changes in the wireless communications market based on the effects of consolidation from the Telecommunications Act of 1996 or from the uncertainty of future government regulation, the technology used on our network or our business strategy may become obsolete.

We are a consumer business, and a recession in the United States involving significantly lowered spending could negatively affect our results of operations.

Our subscriber base is primarily individual consumers, and our accounts receivable represent unsecured credit. We believe that the recent economic downturn had an adverse impact on our operations. Although it appears that the economy in the United States and our territory has begun to improve, in the event that there is another downturn in the economy or the economy does not continue to improve, spending by individual consumers may drop significantly, and our business may be negatively affected as a result.

Regulation by government and taxing agencies may increase our costs of providing service or require us to change our services, either of which could impair our financial performance.

Our operations and those of Sprint are subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulation of these regulatory bodies could negatively impact our operations and our costs of doing business. For example, regulatory mandates pertaining to the provision of emergency 911 ("E-911") services by wireless carriers, compliance with the Communications Assistance for Law Enforcement Act ("CALEA"), the meeting of telephone number pooling and porting requirements, satisfying universal service standards, the protection of subscriber privacy, the provision of services to the hearing impaired and the satisfaction of environmental and safety standards, have imposed, and will continue to impose, substantial costs on our industry. Because the fixed component of costs incurred to meet some of these mandates can be relatively high, smaller carriers such as the Company can be competitively disadvantaged by these mandates.

Moreover, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our current relationship with Sprint.

Use of hand-held phones may pose health risks, which could result in the reduced use of wireless services or liability for personal injury claims.

Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation. Any resulting decrease in demand for wireless services, or costs of litigation and damage awards, could impair our ability to achieve and sustain profitability.

Regulation by government or potential litigation relating to the use of wireless phones while driving could adversely affect our results of operations.

Some studies have indicated that some aspects of using wireless phones while driving may impair drivers' attention in certain circumstances, making accidents more likely. These concerns could lead to litigation relating to accidents, deaths or serious bodily injuries, or to new restrictions or regulations on wireless phone use, any of which also could have material adverse effects on our results of operations. A number of U.S. state and local governments are considering or have recently enacted legislation that would restrict or prohibit the use of a wireless handset while driving a vehicle or, alternatively, require the use of a hands-free telephone. Legislation of this sort, if enacted, would require wireless service providers to provide hands-free enhanced services, such as voice activated dialing and hands-free speaker phones and headsets, so that they can keep generating revenue from their subscribers, who make many of their calls while on the road. If we are unable to provide hands-free services and products to subscribers in a timely and adequate fashion, the volume of wireless phone usage would likely decrease, and our ability to generate revenues would suffer.

Unauthorized use of, or interference with, the PCS network of Sprint could disrupt our service and increase our costs.

We may incur costs associated with the unauthorized use of the PCS network of Sprint, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraudulent use of the PCS network of Sprint may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for fraudulent roaming.

Equipment failure and natural disasters or terrorist acts may adversely affect our operations.

A major equipment failure or a natural disaster or terrorist act that affects our mobile telephone switching offices, microwave links, third-party owned local and long distance networks on which we rely, our cell sites or other equipment or the networks of other providers on which subscribers roam, could have a material adverse effect on our operations. While we have insurance coverage for some of these events, our inability to operate our wireless system even for a limited time period may result in a loss of subscribers or impair our ability to attract new subscribers, which would have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO THE NOTES, THE OFFERING AND THE EXCHANGE

Our substantial debt could adversely affect our cash flow, limit our flexibility to raise additional capital and prevent us from fulfilling our obligations, including payments under the notes.

As of December 31, 2004, we had approximately $334.0 million of long-term debt.

Our substantial indebtedness and interest expense could restrict our operations and have other important consequences to you. For example, it could:

→	require us to dedicate a substantial portion of our cash flow from operating activities to service our debt, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our business strategy and other general corporate requirements;

→	make it more difficult for us to satisfy our obligations under the notes;

→	increase our vulnerability to general adverse economic and industry conditions and adverse changes in governmental regulations;

→	limit our flexibility in planning for, or reacting to, changes in our business;

→	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity; and

→	make us more vulnerable to increases in interest rates because of the variable interest rate on the notes.

Proceeds from any sale of the collateral upon foreclosure may be insufficient to repay the notes in full.

It is possible that the net proceeds from a sale of the collateral owned directly by us securing the notes would not be sufficient to repay all of the notes following a foreclosure upon the collateral or a liquidation of our assets or that the proceeds of collateral owned by our restricted subsidiaries securing the guaranteed amount of notes would not be sufficient to repay the guaranteed amount of notes following a foreclosure upon the collateral owned by the restricted subsidiaries or a liquidation of the restricted subsidiaries' assets.

The security interest of the trustee in collateral owned by the restricted subsidiaries will only secure obligations with respect to the guaranteed amount of notes. Any obligations of the performance and payment with respect to the amount of notes in excess of the guaranteed amount of notes will only be secured by that collateral which is owned directly by us.

We do not own our approximately 800 tower sites (except one) or retail or administrative sites. The collateral consists primarily of:

→	network assets such as base stations, switching equipment and other specialized telecommunications equipment;

→	rights under agreements, such as those with Sprint, or leases with tower operators and other landlords; and

→	office and retail store equipment.

The value of the collateral and the amount to be received upon a sale of the collateral will depend on many factors, including, among others,

→	our ability to sell our equipment as part of an operating business;

→	the perceived value of the Sprint agreements and Sprint's consent to any transfer;

→	the condition of the collateral and our industry;

→	the ability to sell the collateral in an orderly sale;

→	the condition of the international, national and local economies;

→	the availability of buyers; and

→	similar factors.

The book value of the collateral should not be relied on as a measure of realizable value for such assets. By their nature, most of the collateral may be illiquid and may have little or no readily ascertainable market value. In addition, a significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses.

In the event a bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on the notes and any other obligations secured by such collateral or that the value of the collateral owned directly by us is not sufficient to repay the principal amount of notes in excess of the guaranteed amount of notes and any other obligations secured by such collateral, then, in each case, the holders of the notes and such other obligations would hold secured claims to the extent of the value of the collateral securing such claims, and would hold unsecured claims with respect to any shortfall. Applicable Federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if the Company or our subsidiary guarantors were to become the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain pre-petition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

The indentures relating to the notes and to our 9 3/8% senior subordinated notes due 2009 ("9 3/8% notes") contain restrictive covenants that may limit our flexibility, and a breach of those covenants may cause us to be in default under the indentures.

The indenture relating to the notes and the 9 3/8% notes limit, and in some circumstances prohibit, our ability to, among other things:

→	incur additional debt;

→	pay dividends;

→	make capital expenditures, investments or other restricted payments;

→	engage in sale-leaseback transactions;

→	engage in transactions with stockholders and affiliates;

→	guarantee debts;

→	create liens;

→	sell assets;

→	issue or sell capital stock of subsidiaries; and

→	engage in mergers and acquisitions.

These restrictions could limit our ability to obtain future financing, make acquisitions, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. In addition, if we do not comply with these covenants and financial covenants in any other indebtedness we may then have, the notes and that other indebtedness could become immediately due and payable. If we are unable to repay those amounts, our lenders, including the noteholders, could accelerate the debt we owe them and/or initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral granted to them to secure that indebtedness. If either of these events were to occur, the Company might not have sufficient assets to repay our indebtedness, including the notes.

The ability of the trustee for the notes to foreclose on the collateral may be limited by applicable bankruptcy laws.

Bankruptcy laws could prevent the trustee for the notes from repossessing and disposing of the collateral upon the occurrence of an event of default if a bankruptcy proceeding is commenced by or against us before the trustee repossesses and disposes of the collateral. Under the bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use the collateral (and the proceeds, products, rents or profits of its collateral) so long as the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to the circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral. The court may find "adequate protection" if the debtor pays cash or grants additional security for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection."

Certain of our assets and the assets of our subsidiaries may be subject to existing liens and will be permitted by the indenture governing the notes to become subject to certain future liens that will take priority over the liens securing the notes.

The indenture governing the notes permits certain existing and future prior liens on the collateral described in this prospectus. To the extent that holders of other secured indebtedness or other third parties enjoy liens (including statutory liens), whether or not permitted by the indenture, these holders or third parties may have rights and remedies with respect to the collateral securing the notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the notes. In the event of foreclosure on the collateral, the proceeds from the sale of the collateral securing indebtedness under the notes may not be sufficient to fully satisfy the notes because your rights to payment from the proceeds of collateral would be junior to the rights of holders of prior liens in respect of the collateral.

The security interests in certain of the collateral securing the notes will not be perfected.

The security interests securing the notes created by the security documents with respect to cash and deposit accounts have not and will not be perfected. As a result, the notes will not have the benefit of a perfected security interest in the cash of the Company and its restricted subsidiaries. As of December 31, 2004, the Company and its restricted subsidiaries had approximately $110.0 million of cash, cash equivalents and short-term investment securities, a substantial portion of which may be held in deposit accounts. In addition, the notes will not have a perfected security interest in any of the collateral to the extent perfection cannot be effected through filings under the Uniform Commercial Code or through the taking possession by the collateral agent under the security documents of stock certificates and debt securities. To the extent that the security interest in any collateral is not perfected, the rights of the collateral agent for the holders of notes will be equal to the rights of the general unsecured creditors of the Company and the restricted subsidiaries in the event of a bankruptcy. Outside of a bankruptcy, the security interests of certain holders of liens, such as judgment creditors and any creditor who obtained a perfected security interest in any of such collateral would take priority over the security interest of the collateral agent. Accordingly, it is possible that the assets in which the collateral agent's security interest is unperfected will not be available to satisfy obligations under the notes. In addition, certain assets may be subject to liens that are permitted by the indenture which would take priority over the security interests in such assets under the security documents applicable to the notes.

Any future pledges of collateral may be avoidable.

Any future pledge of collateral in favor of the collateral agent might be avoidable by the pledgor (as debtor-in-possession) or by its collateral agent in bankruptcy or other third parties if certain events or circumstances exist or occur, including, among others, if the pledge or granting of the security interest is deemed a fraudulent conveyance or the pledgor is insolvent at the time of the pledge or granting of the security interest, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge or, in certain circumstances, a longer period.

The collateral is subject to casualty risks.

We will be obligated under the collateral arrangements to maintain adequate insurance or otherwise insure against hazards to the extent done by corporations operating properties of a similar nature in the same or similar localities. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate us fully for our losses. If there is a total or partial loss of any of the pledged collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the notes.

The guarantees may not be enforceable because of fraudulent conveyance laws.

The restricted subsidiaries' guarantees of the notes may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy lawsuit is commenced by or on behalf of our or the restricted subsidiaries' unpaid creditors. Under these laws, if in such a lawsuit a court were to find that, at the time a restricted subsidiary incurred debt (including debt represented by the guarantee), such restricted subsidiary:

→	incurred this debt with the intent of hindering, delaying or defrauding current or future creditors; or

→	received less than reasonably equivalent value or fair consideration for incurring this debt and the restricted subsidiary:

→	was insolvent or was rendered insolvent by reason of the related financing transactions;

→	was engaged, or was about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

→	intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes, then the court could void the guarantee or subordinate the amounts owing under the guarantee to the restricted subsidiary's presently existing or future debt or take other actions detrimental to you.

In addition, the restricted subsidiaries may be subject to the allegation that since they incurred their guarantees for our benefit, they incurred the obligations under the guarantees for less than reasonably equivalent value or fair consideration.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

→	it could not pay its debts or contingent liabilities as they become due;

→	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

→	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

If a guarantee is voided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that obligor and will only be our creditor or that of any restricted subsidiary whose obligation was not set aside or found to be unenforceable. In addition, the loss of a guarantee will constitute a default under the indenture, which default would cause all outstanding notes to become immediately due and payable.

We believe that, at the time the restricted subsidiaries initially incurred the debt represented by the guarantees, the restricted subsidiaries:

→	were not insolvent or rendered insolvent by the incurrence;

→	had sufficient capital to run our or their businesses effectively; and

→	were able to pay obligations on the notes and the guarantees as they mature or become due.

In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of the assets and liabilities of the restricted subsidiaries. In addition, we have relied on a limitation contained in the restricted subsidiaries' guarantees that limits the guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing on these questions might not reach the same conclusions.

Our indebtedness which is subordinated to the notes is scheduled to mature prior to the maturity date of the notes.

Although the 9 3/8% notes are subordinated to the notes, the 9 3/8% notes are scheduled to mature approximately two years prior to the maturity date of the notes. Consequently, even though the 9 3/8% notes will be expressly subordinated to the notes, we will be required to repay or refinance them prior to the maturity date of the notes. It is possible that we will not be able to refinance the 9 3/8% notes on favorable terms or at all.

Note holders may not be entitled to require us to repurchase the notes in connection with certain transactions because the term "all or substantially all" in the context of a change of control has no clearly established meaning under the relevant law.

One of the ways a change of control can occur under the indenture governing the notes is upon a sale of all or substantially all of our assets. The meaning of the phrase "all or substantially all" as used in that definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under applicable law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a change of control has occurred and whether you have the right to require us to repurchase the notes.

We may be unable to repurchase the notes upon a change of control or asset sale.

Upon a "change of control" or "asset sale," in each case as defined in the indenture, we will be required under certain circumstances to make an offer to repurchase all of the outstanding notes at a price equal to, for a change of control, 101% of the principal amount thereof and, for an asset sale, 100% of the principal amount thereof, together with any accrued and unpaid interest and additional interest to the date of repurchase. If a change of control or asset sale were to occur, there can be no assurance that we would have sufficient funds to pay the purchase price for all of the notes that we might be required to purchase. Our future indebtedness may contain restrictions on our ability to repurchase the notes upon certain events, including transactions that could constitute a change of control or asset sale under the indenture. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture. If the foregoing occurs, we may not have enough assets to satisfy all obligations under the indenture.

There is no established trading market for the new notes, and you may find it difficult to sell your new notes.

There is no existing trading market for the new notes. We do not intend to apply for listing or quotation of the new notes on any exchange. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be, nor can we make any assurances regarding the ability of holders of new notes to sell their new notes, the amount of new notes to be outstanding following the exchange offer or the price at which the new notes might be sold.

As a result, the market price of the new notes could be adversely affected. Historically, the market for non-investment grade debt, such as the new notes, has been subject to disruptions that have caused substantial volatility in the prices of such securities. Any such disruptions may have an adverse affect on holders of the new notes.

If you fail to exchange your original notes, you will face restrictions that will make the sale or transfer of your original notes more difficult.

If you do not exchange your original notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from those requirements. We do not intend to register the original notes under the Securities Act. To the extent other original notes are tendered and accepted in the exchange offer and you elect not to exchange your original notes, the trading market, if any, for your original notes would be adversely affected because your original notes will be less liquid than the new notes. See "The Exchange Offer—Consequences of Failure to Exchange."

Some holders that exchange their original notes may be required to comply with registration and prospectus delivery requirements in connection with the sale or transfer of their new notes.

If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. If you are required to comply with the registration and prospectus delivery requirements, then you may face additional burdens on the transfer of your notes and could incur liability for failure to comply with applicable requirements.

Special note regarding forward-looking statements

This prospectus contains forward looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, our liquidity, the wireless industry, our beliefs and management's assumptions. Such forward looking statements include statements regarding expected financial results and other planned events, including but not limited to, anticipated liquidity, churn rates, ARPU (as defined herein) and CPGA (as defined herein), roaming rates, EBITDA (as defined herein), and capital expenditures. Words such as "anticipate," "assume," "believe," "estimate," "expect," "intend," "plan," "seek", "project," "target," "goal," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. These risks and uncertainties include:

→	our dependence on the success of Sprint's wireless business and continued access to the Sprint spectrum;

→	the competitiveness and impact of Sprint's pricing plans, network coverage and PCS products and services and introduction of pricing plans and programs that may adversely affect our business;

→	intense competition and increasing consolidation in the wireless market and the rapidly changing nature of the wireless market;

→	the potential to experience a continued high rate of subscriber turnover;

→	the ability of Sprint (directly or through third parties) to provide back office billing, subscriber care and other services and the quality and costs of such services;

→	subscriber credit quality;

→	the ability to successfully leverage third-generation, or 3G, products and services;

→	possible inaccuracies in financial information provided by Sprint;

→	material changes in government regulations;

→	new charges and fees, or increased charges and fees, imposed by Sprint;

→	future disputes with Sprint;

→	our ability to predict future subscriber growth, as well as other key operating metrics;

→	our ability to manage anticipated growth and expansion;

→	the impact of spending cuts on network quality, subscriber retention and subscriber growth;

→	rates of penetration in the wireless industry;

→	our significant level of indebtedness and debt covenant requirements;

→	the impact and outcome of legal proceedings between other Sprint network partners and Sprint;

→	the potential need for additional sources of capital and liquidity;

→	risks related to our ability to compete with larger, more established businesses with greater access to capital;

→	anticipated future losses;

→	adequacy of bad debt and other reserves;

→	rapid technological and market change;

→	an adequate supply of subscriber equipment;

→	declines in growth of wireless subscribers;

→	the effect of wireless local number portability and other government mandates;

→	the future obsolescence of our network assets based on technological changes; and

→	general economic and business conditions.

These forward looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward looking statements. Forward looking statements should, therefore, be considered in light of various factors, including those set forth in this prospectus under "Risk Factors" and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

The exchange offer

TERMS OF THE EXCHANGE OFFER

Purpose of the Exchange Offer

We sold the original notes on October 25, 2004, in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers of the original notes subsequently resold the original notes to qualified institutional buyers in reliance on Rule 144A and under Regulation S under the Securities Act.

In connection with the sale of original notes to the initial purchasers pursuant to the purchase agreement, dated October 7, 2004, among us, our subsidiaries named therein and the initial purchasers named therein, the holders of the original notes became entitled to the benefits of a registration rights agreement dated October 25, 2004, among us, the guarantors named therein and the initial purchasers.

The registration rights agreement provides that:

→	AirGate will file an exchange offer registration statement with the SEC on or prior to 120 days after October 25, 2004;

→	AirGate will use its reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 210 days after October 25, 2004;

→	AirGate will use its reasonable best efforts to keep the registered exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the registered exchange offer is mailed to the holders of the original notes; and

→	Unless the exchange offer would not be permitted by applicable law or SEC policy, AirGate will use its reasonable best efforts to, on or prior to 30 business days after the date on which the exchange offer registration statement is declared effective, complete the exchange of the new notes for all original notes tendered prior thereto in the exchange offer.

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all original notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding original notes accepted in the exchange offer. Holders may tender some or all of their original notes pursuant to the exchange offer.

Based on no-action letters issued by the staff of the SEC to third parties, we believe that holders of the new notes issued in exchange for original notes may offer for resale, resell and otherwise transfer the new notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the new notes are acquired in the ordinary course of the holder's business, the holder has no arrangement or understanding with any person to participate in the distribution of the new notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes. A broker-dealer that acquired original notes directly from us cannot exchange the original notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution" for additional information.

We will accept validly tendered original notes promptly following the expiration of the tender offer by giving oral or written notice of the acceptance of such notes to the exchange agent. The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving the new notes from the issuer and delivering new notes to such holders.

If any tendered original notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under "Conditions" without waiver by us, certificates for any such unaccepted original notes will be returned, without expense, to the tendering holder of any such original notes promptly after the expiration date.

Holders of original notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes, pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See "Fees and Expenses."

Shelf Registration Statement

Pursuant to the registration rights agreement, we have agreed to file a shelf registration statement if:

→	AirGate is not permitted to effect the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

→	in the case of any holder that participates in the exchange offer, such holder does not receive new notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours) and so notifies us within 30 days after such holder becomes aware of such restrictions;

→	at any time prior to the 20th day following the consummation of the exchange offer, an initial purchaser so requests with respect to original notes that have, or that are reasonably likely to be determined to have, the status of unsold allotments in an initial distribution.

A holder that sells original notes pursuant to the shelf registration statement generally must be named as a selling securityholder in the related prospectus and must deliver a prospectus to purchasers, because a seller will be subject to civil liability provisions under the Securities Act in connection with these sales. A seller of the original notes also will be bound by applicable provisions of the registration rights agreement, including indemnification obligations. In addition, each holder of original notes must deliver information to be used in connection with the shelf registration statement and provide comments on the shelf registration statement in order to have its original notes included in the shelf registration statement and benefit from the provisions regarding any liquidated damages in the registration rights agreement.

We have agreed to file a shelf registration statement with the SEC as promptly as practicable, but in no event more than 30 days after being so required, or if later, 120 days after the issue date, and thereafter use our reasonable best efforts to cause a shelf registration statement to be declared effective by the SEC. In addition, we agreed to use our reasonable best efforts to keep that shelf registration statement continually effective, supplemented and amended until October 25, 2006, or such shorter period which terminates when all notes covered by that shelf registration statement have been sold under it.

Additional Interest in Certain Circumstances

If any of the following, each a "registration default," occurs:

→	the exchange offer registration statement is not filed with the SEC on or before the 120th calendar day following October 25, 2004 or, if that day is not a business day, then the next succeeding day that is a business day;

→	the exchange offer registration statement is not declared effective on or before the 210th calendar day following October 25, 2004, or, if that day is not a business day, then the next succeeding day that is a business day;

→	the exchange offer is not completed on or before the 30th business day following the effectiveness of the exchange offer registration statement; or

→	the shelf registration statement is required to be filed but is not filed or declared effective within the time periods required by the registration rights agreement or is declared effective but thereafter ceases to be effective or usable,

then AirGate will pay additional interests to each holder of notes, with respect to the first 90 day period immediately following the occurrence of the first registration default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such holder. The amount of the additional interests will increase by an additional $0.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of additional interests of $.30 per week per $1,000 principal amount of notes. Following the cure of all registration defaults, the accrual of additional interests will cease.

The sole remedy available to the holders of the original notes will be the immediate increase in the interest rate on the original notes as described above. Any amounts of additional interest due as described above will be payable in cash on the same interest payment dates as the original notes.

Expiration Date; Extensions; Amendment

We will use our reasonable best efforts to keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the original notes. The term "expiration date" means the expiration date set forth on the cover page of this prospectus, unless we extend the exchange offer, in which case the term "expiration date" means the latest date to which the exchange offer is extended.

In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right

→	to delay accepting any original notes, to extend the exchange offer or to terminate the exchange offer and not accept original notes not previously accepted if any of the conditions set forth under "Conditions" shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

→	to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the original notes.

All conditions set forth under "Conditions," except such conditions that involve regulatory approvals, must be satisfied or waived prior to the expiration date.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the original notes of such amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during such extension period.

Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate any such announcement, other than by making a timely release to an appropriate news agency.

EXCHANGE OFFER PROCEDURES

To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures on the letter of transmittal guaranteed if required by the instructions to the letter of transmittal, and mail or otherwise deliver the letter of transmittal or such facsimile or an agent's message in connection with a book entry transfer, together with the original notes and any other required documents. To be validly tendered, such documents must reach the exchange agent before 5:00 p.m., New York City time, on the expiration date. Delivery of the original notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent, forming a part of a confirmation of a book-entry transfer, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the original notes that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.

Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or original notes should be sent to us.

Only a holder of original notes may tender original notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name original notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

Any beneficial holder whose original notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf.

Signatures on a letter of transmittal or a notice of withdrawal, must be guaranteed by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, unless the original notes are tendered:

→	by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

→	for the account of an eligible guarantor institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by an eligible guarantor institution.

If a letter of transmittal is signed by a person other than the registered holder of any original notes listed therein, such original notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the original notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the original notes.

If a letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority so to act must be submitted with such letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which, in the opinion of our counsel, would be unlawful. We also reserve the absolute right to waive any irregularities or defects as to the original notes. If we waive any condition of the notes for any note holder, we will waive such condition for all note holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of original notes without cost to such holder, unless otherwise provided in the relevant letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the absolute right in our sole discretion to:

→	purchase or make offers for any original notes that remain outstanding subsequent to the expiration date or, as set forth under "Conditions," to terminate the exchange offer in accordance with the terms of the registration rights agreement; and

→	to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers may differ from the terms of the exchange offer.

By tendering, each holder will represent to us that, among other things:

→	neither such holder nor, to the actual knowledge of such holder, any other person receiving new notes from such holder, is an "affiliate" as defined under Rule 405 of the Securities Act of ours, or, if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

→	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder or other person,

→	neither such holder nor, to the actual knowledge of such holder, any other person receiving new notes from such holder, has any arrangement or understanding with any person to participate in the distribution of such new notes in violation of the Securities Act, and

→	if such holder is not a broker-dealer, neither such holder nor, to the actual knowledge of such holder, any other person receiving new notes from such holder, is engaged in or intends to engage in a distribution of the new notes.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the original notes at The Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of original notes by causing The Depository Trust Company to transfer such original notes into the exchange agent's account with respect to the original notes in accordance with The Depository Trust Company's procedures for such transfer. Although delivery of the original notes may be effected through book-entry transfer into the exchange agent's account at The Depository Trust Company, a letter of transmittal properly completed and duly executed with any required signature guarantee, or an agent's message in lieu of a letter of transmittal, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

GUARANTEED DELIVERY PROCEDURES

Holders who wish to tender their original notes and

→	whose original notes are not immediately available; or

→	who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer; or

→	who cannot complete the procedures for delivery by book-entry transfer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, may effect a tender if:

→	the tender is made by or through an "eligible guarantor institution";

→	prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, the exchange agent receives from such "eligible guarantor institution" a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the original notes, the certificate number or numbers of such original notes and the principal amount of original notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, a letter of transmittal, or facsimile thereof or agent's message in lieu of such letter of transmittal, together with the certificate(s) representing the original notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

→	a properly completed and duly executed letter of transmittal (or facsimile thereof) together with the certificate(s) representing all tendered original notes in proper form for transfer or an agent's message in the case of delivery by book-entry transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

WITHDRAWAL OF TENDERS

Except as otherwise provided in this prospectus, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of original notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

→	specify the name of the depositor, who is the person having deposited the original notes to be withdrawn,

→	identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of such original notes or, in the case of original notes transferred by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited,

→	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of such original notes into the name of the depositor withdrawing the tender, and

→	specify the name in which any such original notes are to be registered, if different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to the original notes withdrawn unless the original notes so withdrawn are validly retendered. Any original notes which have been tendered but which are not accepted for exchange will be returned to its holder without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described above under "Exchange Offer Procedures" at any time prior to the expiration date.

CONDITIONS

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any new notes for any original notes, and may terminate or amend the exchange offer before the expiration date, if:

→	the exchange offer violates any applicable law or interpretation of the staff of the SEC;

→	any action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or any material adverse development shall have occurred in any existing action or proceeding with respect to us; or

→	any governmental approval has not been obtained, which approval we shall deem necessary for the consummation of the exchange offer as contemplated hereby.

If we determine in our reasonable discretion that the foregoing condition exists, we may

→	refuse to accept any original notes and return all tendered original notes to the tendering holders,

→	extend the exchange offer and retain all original notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered such original notes to withdraw their tendered original notes, or

→	waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered original notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

EXCHANGE AGENT

We have appointed The Bank of New York Trust Company, N.A. as exchange agent for the exchange offer. Please direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to The Bank of New York Trust Company, N.A. addressed as follows:

By Mail, Overnight Courier or Hand Delivery:

The Bank of New York Trust Company, N.A.
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7 East
New York, N.Y. 10286
Attn: Mr. William Buckley

By Facsimile:

(212)-298-1915
Corporate Trust Operations
Reorganization Unit
Attn: Mr. William Buckley

To Confirm by Telephone or for Information:

(212)-815-5788
Corporate Trust Operations
Reorganization Unit
Attn: Mr. William Buckley

The Bank of New York Trust Company, N.A. is the trustee under the indenture governing the original notes and the new notes.

FEES AND EXPENSES

We will pay the expenses of soliciting original notes for exchange. The principal solicitation is being made by mail by The Bank of New York Trust Company, N.A. as exchange agent. However, additional solicitations may be made by telephone, facsimile or in person by our officers and regular employees and our affiliates and by persons so engaged by the exchange agent.

We will pay The Bank of New York Trust Company, N.A. as exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses.

We will pay all transfer taxes, if any, applicable to the exchange of the original notes in connection with the exchange offer. If, however, certificates representing the new notes or the original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of the original notes in this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder.

ACCOUNTING TREATMENT

The new notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the original notes will be amortized over the term of the new notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

Holders of original notes who are eligible to participate in the exchange offer but who do not tender their original notes will not have any further registration rights, and their original notes will continue to be subject to restrictions on transfer of the original notes as described in the legend on the original notes as a consequence of the issuance of the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Holders of the original notes do not have appraisal or dissenters' rights in connection with the exchange offer.

REGULATORY APPROVALS

We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

OTHER

Participation in the exchange offer is voluntary and holders of original notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the original notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

Use of proceeds

This exchange offer is intended to satisfy our obligations to register an exchange offer of the new notes for the original notes required by the registration rights agreement entered into in connection with the offering of the original notes. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive the outstanding original notes in like principal amount, the terms of which are identical in all material respects to the terms of the new notes, except as otherwise described herein. The original notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued.

The net proceeds from the sale of the original notes after deducting the commissions to the initial purchasers and estimated offering expenses were approximately $170.1 million. Approximately $132.4 million of the net proceeds that we received from the sale of the original notes was used to terminate our senior credit facility, and approximately $2.0 million of those proceeds were used to redeem our remaining outstanding 13½% Senior Subordinated Discount Notes due 2009. The remaining proceeds from the sale of the original notes are being used for general corporate purposes.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2004. This table should be read in conjunction with our historical financial statements and related notes and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is included herein.

As of December 31, 2004
(dollars in thousands)
Cash, cash equivalents and short-term investment securities	$109.976
Long-term debt (including current portion):
9 3/8% Senior Subordinated Notes due 2009 (net of unamortized discount of $21.6 million)	$137,478
Floating Rate Notes	175,000
Total debt	312,478
Stockholders' deficit	(94,431)
Total capitalization	$218,047

Selected financial data

The selected historical consolidated financial information presented below is derived from our unaudited consolidated financial statements as of and for the three-month periods ended December 31, 2003 and December 31, 2004, and from our audited consolidated financial statements as of and for the years ended September 30, 2000, 2001, 2002, 2003 and 2004.

The unaudited financial statements include all adjustments, including normal recurring adjustments, that management considers necessary to fairly present the Company's financial position and results of operations. Operating results for the three-month period ended December 31, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2005.

The data set forth below should be read in conjunction with the financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended September 30,					Three Months Ended December 31,
	2000	2001	2002	2003	2004	2003	2004
(in thousands, except share and per share data)						(unaudited)	(unaudited)
Consolidated Statements of Operations Data:
Revenues:
Service revenue	$9,746	$105,976	$226,504	$251,481	$254,488	$62,173	$65,172
Roaming and wholesale revenue	12,338	55,329	74,013	68,222	69,708	16,483	22,301
Equipment revenue	2,981	10,782	13,027	11,645	12,912	2,847	4,739
Total Revenues	25,065	172,087	313,544	331,348	337,108	81,503	92,212
Operating expenses:
Cost of services and roaming (exclusive of depreciation and amortization as shown separately below) (1)	27,993	116,909	204,153	187,365	161,430	42,465	48,800
Cost of equipment	5,685	20,218	27,778	21,522	29,109	6,586	10,239
Selling and marketing	28,539	71,706	79,099	51,769	50,859	14,125	15,423
General and administrative	15,338	17,141	18,143	23,347	22,430	6,407	5,020
Non-cash stock compensation expense	—	—	—	—	—	106	497
Depreciation and amortization	12,034	30,667	40,764	46,494	47,829	11,767	15,993
Loss (gain) on disposal of property and equipment	—	—	1,074	518	48	(2)	293
Total operating expenses	89,589	256,641	371,011	331,015	311,705	81,454	96,265
Operating income (loss)	(64,524)	(84,554)	(57,467)	333	25,403	49	(4,053)
Interest income	9,321	2,463	161	187	747	157	530
Interest expense	(26,120)	(28,899)	(35,474)	(42,706)	(36,285)	(11,316)	(8,750)
Loss on early extinguishment of debt	—	—	—	—	—	—	(2,991)
Loss from continuing operations before income tax	(81,323)	(110,990)	(92,780)	(42,186)	(10,135)	(11,110)	(15,264)
Income tax	—	—	—	—	—	—	—

Loss from continuing operations	(81,323)	(110,990)	(92,780)	(42,186)	(10,135)	(11,110)	(15,264)
Discontinued Operations:
Loss from discontinued operations net of $28,761 income tax benefit for 2002 (2)	—	—	(903,837)	(42,571)	—	—	—
Gain on disposal of discontinued operations (net of $0 income tax expense) (3)	—	—	—	—	184,115	184,115	—
Net income (loss)	$(81,323)	$(110,990)	$(996,617)	$(84,757)	$173,980	$173,005	$(15,264)

	For the Year Ended September 30,					Three Months Ended December 31,
	2000	2001	2002	2003	2004	2003	2004
(in thousands, except subscriber data)						(unaudited)	(unaudited)
Other Data:
Number of subscribers at end of period	56,689	235,025	339,139	359,460	384,537	359,898	400,312
Ratio of earnings to fixed charges (4)	—	—	—	—	—	—	—
Statement of Cash Flow Data:
Cash provided by (used in) operating activities	$(41,609)	$(40,850)	$(25,534)	$50,181	$(405)	$8,261	$(32,703)
Cash used in investing activities	(152,397)	(71,772)	(46,321)	(16,023)	(14,083)	(1,599)	(2,773)
Cash provided by (used in) financing activities	(6,510)	68,528	62,452	15,033	(26,137)	(697)	37,940

	As of September 30,					As of December 31,
	2000	2001	2002	2003	2004	2004
(In thousands)						(unaudited)
Balance Sheet Data (at period end):
Cash and cash equivalents	$58,384	$14,290	$4,887	$54,078	$13,453	$15,917
Short-term investment securities	—	—	—	—	55,000	94,059
Property and equipment, net	183,581	209,326	213,777	178,070	144,324	130,809
Total assets	268,948	281,010	574,294	290,916	266,647	298,839
Long-term debt, excluding current portion	180,727	266,326	354,264	386,509	248,396	312,478
Stockholders' equity (deficit)	49,873	(52,724)	(292,947)	(376,997)	(80,292)	(94,431)

(1)	During the year ended September 30, 2004, we recorded an adjustment to reduce cost of service and roaming by approximately $11.7 million related to the settlement of previously disputed charges with Sprint. For further discussion of this and other settlements with Sprint, see the section entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

(2)	Loss from discontinued operations represents the operating losses incurred by iPCS from November 30, 2001 through February 23, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—iPCS, Inc."

(3)	Gain on disposal from discontinued operations represents the gain recognized upon the disposal of iPCS. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—iPCS, Inc."

(4)	Earnings from continuing operations were inadequate to cover fixed charges for the years ended September 30, 2000, 2001, 2002, 2003 and 2004 and the three months ended December 31, 2003 and 2004.

Unaudited pro forma condensed consolidated financial information

The unaudited pro forma condensed consolidated financial information presents the effects of the merger of AirGate with and into A-Co Merger Sub, Inc., a wholly owned subsidiary of Alamosa. The unaudited pro forma condensed consolidated financial information of AirGate is prepared using the purchase method of accounting with Alamosa treated as the acquiror and as if the purchase price allocation associated with the transaction were pushed down to the financial statements of AirGate. The unaudited pro forma condensed consolidated financial information also assumes that the transaction had been completed as of January 1, 2004 for statement of operations purposes and on December 31, 2004 for balance sheet purposes.

The pro forma statements were prepared using (1) the audited consolidated financial statements of AirGate contained in AirGate's annual report on Form 10-K for the year ended September 30, 2004 as filed on December 14, 2004, which are included in this registration statement, and (2) the unaudited consolidated financial statements of AirGate contained in AirGate's quarterly reports on Form 10-Q for the quarterly periods ended December 31, 2004 and 2003, which have been used to present the AirGate fiscal year pro forma financial information on a calendar basis consistent with the calendar year of the surviving entity in the merger.

Under the purchase method of accounting, the purchase price will be allocated to the underlying tangible and intangible assets and liabilities acquired based on their respective fair market values, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation is based on an estimate of the fair market value of the tangible and intangible assets and liabilities of AirGate. Certain assumptions have been made with respect to the fair market value of identifiable intangible assets as more fully described in the accompanying notes to the unaudited pro forma condensed consolidated financial information. As of the date of this filing, Alamosa has not completed the external valuation studies necessary to arrive at the fair market value of the assets and liabilities acquired and the related allocations of purchase price. The final purchase price allocation based on third party appraisals may be different than that reflected in the pro forma purchase price allocation and this difference may be material.

The unaudited pro forma condensed consolidated financial information is for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of AirGate would have been had the transaction occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

The unaudited pro forma condensed consolidated financial information does not include the realization of any cost savings from operating efficiencies, synergies or other restructurings resulting from the transaction. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of AirGate that are included in this registration statement.

AIRGATE PCS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(Dollars in thousands)
(unaudited)

	December 31, 2004	Pro Forma Adjustments		Pro Forma Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$15,917	$(10,558)	(a)	$—
		(5,359)	(c)
Short-term investment securities	94,059	(15,641)	(c)	78,418
Accounts receivable, net	20,800			20,800
Receivable from Sprint	22,749			22,749
Inventories	4,672			4,672
Prepaid expenses	1,519			1,519
Other current assets	1,048			1,048
Total current assets	160,764	(31,558)		129,206
Property and equipment, net	130,809			130,809
Intangible assets, net	—	340,109	(c)	340,109
Goodwill	—	230,071	(c)	351,679
		121,608	(d)
Financing costs	4,621	(4,621)	(b)	—
Direct subscriber activation costs	1,680			1,680
Other assets	965			965
Total assets	$298,839	$655,609		$954,448
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,275			$1,275
Accrued expense	23,977			23,977
Payable to Sprint	39,954			39,954
Deferred revenue	9,567			9,567
Total current liabilities	74,773	—		74,773
Deferred subscriber activation fee revenue	2,843			2,843
Deferred tax liability	—	121,608	(d)	121,608
Other long-term liabilities	3,176			3,176
Long-term debt, excluding current maturities	312,478	15,467	(b)	327,945
Total liabilities	393,270	137,075		530,345
Stockholders' equity (deficit):
Preferred stock	—			—
Common stock	118	(118)	(c)	—
Additional paid-in capital	1,047,676	(623,573)	(c)	424,103
Accumulated deficit	(1,142,225)	(10,558)	(a)	—
		1,152,783	(c)
Total stockholders' equity (deficit)	(94,431)	518,534		424,103
Total liabilities and stockholders' equity (deficit)	$298,839	$655,609		$954,448

AIRGATE PCS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands)
(unaudited)

	For the Year Ended December 31, 2004(i)	Pro Forma Adjustments		Pro Forma Consolidated
Revenue:
Service revenue	$257,487			$257,487
Roaming and wholesale revenue	75,526			75,526
Equipment revenue	14,804			14,804
Total revenue	347,817	—		347,817
Operating Expense:
Cost of service and roaming	167,765			167,765
Cost of equipment	32,762			32,762
Selling and marketing expense	52,157			52,157
General and administrative expense	21,043	(871)	(e)	20,172
Non-cash stock compensation expense	391			391
Depreciation and amortization	52,055	60,037	(f)	112,092
Loss on disposal of property and equipment	343			343
Total operating expense	326,516	59,166		385,682
Operating loss	21,301	(59,166)		(37,865)
Loss on early extinguishment of debt	(2,991)			(2,991)
Debt exchange expenses	—	(871)	(e)	(871)
Interest income	1,120	(198	)(h)	922
Interest expense	(33,719)	2,818	(g)	(30,901)
Loss before income tax	(14,289)	(57,417)		(71,706)
Income tax	—			—
Net loss	$(14,289)	$(57,417)		$(71,706)

Notes to unaudited pro forma condensed consolidated financial information (Dollars in thousands)

a.	In accordance with the terms of the merger agreement, immediately prior to the consummation of the transaction, AirGate made a cash payment to retire all outstanding AirGate stock options and performance restricted stock unit awards. The pro forma adjustment of $10,558 is the amount of cash that was paid to option holders and holders of the performance restricted stock unit awards upon closing the transaction on February 15, 2005 and is reflected as a reduction of cash and cash equivalents and stockholders' equity of AirGate at December 31, 2004. This is a one time charge associated with the transaction. As such, there is no pro forma adjustment in the statement of operations.

b.	The pro forma adjustments represent the adjustment to the historical AirGate balance sheet to reflect AirGate's long-term debt and financing costs at estimated fair market value as of December 31, 2004.

c.	The pro forma adjustment represents the purchase price allocation as of December 31, 2004. For purposes of determining the purchase price allocation, the fair market value of all tangible and intangible assets and liabilities are estimated at December 31, 2004. The allocation of purchase price is as follows (in thousands):

Consideration:
Cash paid by Alamosa	$85,000
Cash paid by AirGate	15,000
Direct transaction costs-Alamosa	6,000
Direct transaction costs-AirGate	6,000
Value of Alamosa stock issued	333,103
Total	445,103
Allocated to:
Current assets	150,206
Tangible noncurrent assets	133,454
Identifiable intangible assets	340,109
Liabilities acquired	(408,737)
Goodwill	$230,071

The value of Alamosa stock issued is based on 26,107,629 shares issued to AirGate stockholders who receive Alamosa stock in the merger. The number of Alamosa shares issued is calculated on the basis of (1) 11,827,483 AirGate shares outstanding at December 31, 2004, (2) the payment of $100,000 in cash to AirGate stockholders receiving cash in the merger, and (3) the calculation of the per share cash consideration received by these stockholders on the basis of (a) the exchange ratio of 2.87 and (b) the ten day trailing average closing price of Alamosa common stock through February 14, 2005 of $12.76. Alamosa shares issued to AirGate stockholders are valued at $12.76 per share which was the ten day trailing average closing price of Alamosa shares on February 14, 2005.

The identifiable intangibles consist of (1) value assigned to the subscriber base at AirGate as of December 31, 2004 of $140,109 and (2) value assigned to the agreements between AirGate and Sprint as of December 31, 2004 of $200,000. The allocation of value to intangible assets was based on assumptions as to the value of subscribers and the value of the Sprint agreements and does not necessarily represent the ultimate fair value of such assets that will be determined by an independent valuation firm subsequent to the consummation of the merger.

The cash consideration in the merger is $100,000 of which approximately $15,000 will be paid by AirGate and approximately $85,000 will be paid by Alamosa. Additionally, direct costs of the transaction of approximately $6,000 will be paid by each company in connection with the transaction. These direct costs consist of professional fees (including banking fees) and other direct costs of the transaction.

d.	The pro forma purchase price allocation results in no differences between the carrying value and the fair value of the tangible assets and liabilities of AirGate as of December 31, 2004 with the exception of intangible assets, financing costs and long-term debt. With respect to the intangible assets associated with the purchase price allocation, such assets would have no tax basis at the time of the transaction and a deferred tax liability would be recognized in connection with this difference in book and tax basis as it relates to the identifiable subscriber base intangible and the intangible associated with the Sprint agreements. Additionally, a deferred tax asset would be recognized in connection with the net increase in the fair value of long-term debt and decrease in fair value of financing costs as described in note b. The net deferred tax liability increase of $121,608 is based on a 38% tax rate.

e.	The pro forma adjustment represents expenses incurred by AirGate in connection with the evaluation of financing alternatives, and the implementation of AirGate's recapitalization plan in February of 2004. The expenses were included in general & administrative expense in AirGate's historical statement of operations. The adjustment conforms the presentation to be consistent with Alamosa's classification of such expenses.

f.	The pro forma adjustment represents the amortization of identifiable intangible assets that would be recorded for the year ended December 31, 2004 assuming the transaction had been consummated on January 1, 2004. For purposes of determining this amount, the estimated life of the subscriber base intangible asset is assumed to be 3 years and the estimated life of the Sprint agreement intangible asset is assumed to be 15 years as of January 1, 2004.

g.	The pro forma adjustment represents the decrease in interest expense associated with the amortization of the premium resulting from the increase in the fair value of long-term debt described in note b. Amortization has been calculated on a straight line basis over the remaining life of the respective notes.

h.	The pro forma adjustment to interest income represents the cost associated with the $15,000 paid to AirGate stockholders. The reduction in interest income is based on AirGate's historic yield during the period.

i.	The consolidated statement of operations of AirGate for the year ended December 31, 2004 was determined by taking the fiscal year ended September 30, 2004 statement of operations less the activity reported for the quarter ended December 31, 2003 plus the activity reported for the quarter ended December 31, 2004.

Management's discussion and analysis of financial
condition and results of operations

References to the first quarter of fiscal year 2005 in this section refer to the quarter ended December 31, 2004.

OVERVIEW

AirGate PCS, Inc. and its subsidiaries were created for the purpose of providing wireless Personal Communication Services, or ("PCS"). We are a network partner of Sprint PCS, which is a group of wholly-owned subsidiaries of Sprint Corporation (a diversified telecommunications service provider), that operate and manage Sprint's PCS products and services.

Sprint operates a 100% digital PCS wireless network in the United States and holds the licenses to provide PCS nationwide using a single frequency band and a single technology. Sprint, directly and indirectly through network partners such as us, provides wireless services in more than 4,000 cities and communities across the country. Sprint directly operates its PCS network in major metropolitan markets throughout the United States. Sprint has also entered into independent agreements with various network partners, such as us, under which the network partners have agreed to construct and manage PCS networks in smaller metropolitan areas and along major highways.

During the first quarter of 2005, we continued to stay focused on our key financial and operating performance metrics, including net income and EBITDA. Accomplishments during the first quarter of fiscal 2005, which we believe are important indicators of our overall performance and financial well-being, include:

→	Loss from continuing operations for the quarter ended December 31, 2004 was $15.3 million, or $1.30 per share for both basic and diluted outstanding common shares, compared to a loss of $11.1 million or $2.14 per share for the same quarter of the previous year;

→	EBITDA, earnings before interest, taxes, depreciation and amortization (as later defined), was $11.9 million for the quarter ended December 31, 2004, compared to $11.8 million for the same quarter of the previous year;

→	Gross subscriber additions were 51,931 for the quarter ended December 31, 2004, compared to 35,601 for the same quarter of the previous year;

→	Net subscriber additions were 15,775 for the quarter ended December 31, 2004, compared to 438 for the same quarter of the previous year; and

→	Churn (as later defined) decreased to 2.72% in the quarter ended December 31, 2004, compared to 3.10% for the same quarter of the previous year.

Excluding net purchases of short-term investment securities, the Company generated $6.4 million in cash from operating activities during the quarter ended December 31, 2004, compared to $8.3 million for the same period in the prior year. The Company completed a private placement of floating rate notes of approximately $175.0 million on October 25, 2004 and used the proceeds to extinguish both the Company's $131.2 million senior credit facility and $1.8 million used to redeem the 13½% senior subordinate notes and for general corporate purposes. We believe these results have strengthened our balance sheet by increasing cash, cash equivalents, and short-term investments to $110.0 million from $68.5 million in the fourth quarter of fiscal year 2004 and from $60.0 million from the first quarter of the previous fiscal year.

As of December 31, 2004, the Company had 400,312 subscribers and total network coverage of approximately 6.1 million residents, representing approximately 83% of the 7.4 million residents in its territory.

MERGER AGREEMENT WITH ALAMOSA HOLDINGS, INC.

On December 7, 2004, Alamosa Holdings, Inc., A-Co. Merger Sub, Inc., a newly formed corporation and a wholly-owned subsidiary of Alamosa Holdings ("Merger Sub"), and AirGate PCS, Inc. ("Old

AirGate") entered into a merger agreement. Pursuant to the merger agreement, on February 15, 2005 Old AirGate merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation in the merger. Upon completion of the merger, among other things, Merger Sub assumed Old AirGate's obligations under the notes and changed its name to "AirGate PCS, Inc."

Under the terms of the merger agreement, Old AirGate shareholders received 2.87 shares of Alamosa Holdings common stock for every share of Old AirGate common stock they held. In addition, Company shareholders had the option to elect cash consideration in place of Alamosa Holdings stock, up to an aggregate amount of $100 million, with the per share cash consideration (the "Per Share Cash Consideration") based on the average closing price of Alamosa Holdings stock in the ten trading days prior to the completion of the transaction multiplied by 2.87 (the "Per Share Amount"). The Per Share Cash Consideration was subject to proration to ensure that Alamosa Holdings exchanged no more than $100 million in aggregate cash consideration.

Immediately prior to the effective time of the merger, all outstanding options for our common stock vested in full and holders were paid an amount in cash equal to the number of shares of our common stock issuable thereunder times the amount, if any, by which the Per Share Amount exceeds the exercise price of the options. All outstanding restricted stock units ("RSUs") were terminated and holders were paid an amount in cash equal to the Per Share Amount for each RSU held. Outstanding warrants for our common stock became exercisable for Alamosa Holdings common stock and cash in the same proportion as our shareholders receive in the aggregate in the merger.

Pursuant to the merger agreement, Alamosa Holdings assumed our obligations with respect to certain currently effective registrations statements covering our outstanding warrants. On January 11, 2005, AirGate commenced a consent solicitation with respect to the outstanding first priority senior secured floating rate notes due 2011 and its 9 3/8% senior subordinated secured notes due 2009 (together, the "Solicitation Notes"). The purpose of the consent solicitation was to obtain the requisite consents to amend the definition of "change of control" in the indentures governing the Solicitation Notes to eliminate the requirement that AirGate make a repurchase offer for the Solicitation Notes upon Alamosa Holdings' acquisition of AirGate. The consent solicitation expired on January 25, 2005, and AirGate received the consents necessary to amend the definition of "change of control" in the indentures. Each of the holders of Solicitation Notes who validly delivered their consents prior to 5:00 pm., New York time, on January 25, 2005, received a consent payment equal to 0.25% of the principal amount of the Solicitation Notes represented by such consents.

SPRINT MERGER WITH NEXTEL

On December 15, 2004, Sprint Corporation and Nextel Communications, Inc. ("Nextel") announced that their respective Boards of Directors unanimously approved a definitive agreement for a merger of equals. Nextel currently operates a wireless mobility communications network in certain territories in which the Company also provides digital wireless mobility communications network services under the Sprint or affiliated brands.

Assuming that no changes are effected with respect to Sprint's agreements with us, it is possible that Sprint could be in violation of the exclusivity provisions of our agreements with Sprint upon completion of the Sprint-Nextel transaction.

Sprint's agreements with us provide for specific remedies in the event of a material violation by Sprint of such agreements if not cured within an applicable time period. Neither we nor any of our executives have made any definitive determination as to the impact on the value to us or our business of any of such remedies or whether any such remedy would be more or less favorable to us or our shareholders than our existing arrangements with Sprint or any possible renegotiated arrangement with Sprint.

We are committed to working with Sprint to reach mutually agreeable arrangements with respect to these matters. However, there can be no assurance that the Company and Sprint will be able to reach mutually acceptable arrangements or as to the terms of any such arrangements or the likely impact on the Company of any such arrangements.

iPCS, INC.

On November 30, 2001, we acquired iPCS in a merger. The transaction was accounted for under the purchase method of accounting.

On February 23, 2003, iPCS filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Northern District of Georgia for the purpose of effecting a court administered reorganization. Subsequent to February 23, 2003, the Company no longer consolidated the accounts and results of operations of iPCS and the accounts of iPCS were recorded as an investment using the cost method of accounting.

To avoid certain adverse tax consequences to iPCS due to the Company's recapitalization plan, on October 17, 2003, the Company irrevocably transferred all of its shares of iPCS common stock to a trust for the benefit of the Company's shareholders of record as of the date of transfer. On October 17, 2003, the iPCS investment ($184.1 million credit balance carrying amount) was eliminated and recorded as a non-monetary gain on disposal of discontinued operations. The results for iPCS for all periods presented are shown as discontinued operations. The results for AirGate only are shown as continuing operations.

The following description of the Company's business is limited to AirGate alone, and does not reflect the business of iPCS.

CRITICAL ACCOUNTING POLICIES

The Company relies on the use of estimates and makes assumptions that impact its financial condition and results. These estimates and assumptions are based on historical results and trends as well as the Company's forecasts as to how these might change in the future. While we believe that the estimates we use are reasonable, actual results could differ from those estimates. The Company's most critical accounting policies that may materially impact the Company's results of operations include:

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. Effective July 1, 2003, the Company adopted Emerging Issues Task Force ("EITF") No. 00-21, "Accounting for Revenue Arrangements with Multiple Element Deliverables." The EITF guidance addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e. the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into, at or near the same time, will be presumed to be a bundled transaction, and the consideration will be measured and allocated to the separate units based on their relative fair values. The adoption of EITF No. 00-21 has resulted in substantially all of the activation fee revenue generated from Company-owned retail stores and associated costs being recognized at the time the related wireless handset is sold. Previously deferred revenues and costs continue to be amortized over the remaining estimated life of a subscriber, not to exceed 30 months. Revenue and costs for activations at other retail locations will continue to be deferred and amortized over their estimated lives.

The Company recognizes service revenue from its subscribers as they use the service. The Company provides a reduction of recorded revenue for billing adjustments, estimated uncollectible late payment fees and early cancellation fees. The Company also reduces recorded revenue for rebates and discounts given to subscribers on wireless handset sales in accordance with EITF No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." For industry competitive reasons, the Company sells wireless handsets at a loss. The Company participates in the Sprint national and regional distribution programs in which national retailers such as RadioShack and Best Buy sell Sprint PCS products and services. In order to facilitate the sale of Sprint PCS products and services, national retailers purchase wireless handsets from Sprint for resale and receive compensation from Sprint for Sprint PCS products and services sold. For industry competitive reasons, Sprint subsidizes the price of these handsets by selling the handsets at a price below cost. Under the Company's Sprint Agreements, when a national retailer sells a handset purchased from Sprint to a subscriber in the Company's territory, the Company is obligated to reimburse Sprint for the handset subsidy. The Company does not receive any revenue from the sale of handsets and accessories by such national retailers. The Company classifies these handset subsidy charges as a selling and marketing expense for a new subscriber handset sale and classifies these subsidies as a cost of service and roaming for a handset upgrade to an existing subscriber.

The Company records equipment revenue from the sale of handsets and accessories to subscribers in its retail stores upon delivery in accordance with EITF No. 00-21. The Company does not record equipment revenue on handsets and accessories purchased from national third-party retailers such as RadioShack and Best Buy or directly from Sprint by subscribers in its territory.

Sprint is entitled to retain 8% of net billed service revenue from subscribers based in the Company's markets and from non-Sprint subscribers who roam onto the Company's network. The amount of affiliation fees retained by Sprint is recorded as cost of service and roaming. Revenues derived from the sale of handsets and accessories by the Company and from certain roaming services are not subject to the 8% affiliation fee from Sprint.

Revenue and Cost Data Provided by Sprint

Although the Company recognizes its responsibility for all of its internal controls, we place substantial reliance on the timeliness, accuracy and sufficiency of certain revenue, accounts receivable and cost data provided by Sprint which we use in the preparation of our financial statements and financial disclosures. The data provided by Sprint is the primary source for our recognition of service revenue and a significant portion of our cost of service and roaming, cost of equipment and selling and marketing. At times, we have been invoiced by Sprint for charges that we believed to be incorrect based on our agreements with Sprint. We review all charges from Sprint and dispute charges if appropriate based upon our interpretation of our agreements with Sprint PCS. When Sprint does not notify us in a timely manner of charges that we have incurred, we record estimates primarily based on our historical trends and our estimate of the amount due to Sprint. When any amounts are in dispute with Sprint they are fully reserved or otherwise provided for.

Allowance for Doubtful Accounts

Estimates are used in determining the allowance for doubtful accounts and are based on historical collection and write-off experience, current trends, credit policies, accounts receivable by aging category and current trends in the credit quality of our subscriber base. In determining these estimates, the Company compares historical write-offs in relation to the estimated period in which the subscriber was originally billed. The Company also looks at the historical and projected average length of time that elapses between the original billing date and the date of write-off in determining the adequacy of the allowance for doubtful accounts by aging category. From this information, the Company provides specific amounts to the aging categories. The Company provides an allowance for substantially all receivables over 90 days old.

Using historical information, the Company provides a reduction in revenues for certain billing adjustments and credits, late payment fees and early cancellation fees that it anticipates will not be collected. The reserves for billing adjustments and credits, late payment fees and early cancellation fees are included in the allowance for doubtful accounts balance. If the allowance for doubtful accounts is not adequate, it could have a material adverse affect on the Company's liquidity, financial position and results of operations.

The Company continually evaluates its credit policy and evaluates the impact the subscriber base will have on the business and raises or lowers credit standards periodically, as allowed by Sprint.

Valuation and Recoverability of Long-Lived Assets

Long-lived assets such as property and equipment represent approximately 44% of the Company's total assets as of December 31, 2004. Property and equipment are stated at original cost, less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of up to 15 years for towers, 3 to 5 years for computer equipment, 5 years for furniture, fixtures and office equipment and 5 to 7 years for network assets (other than towers).

The Company reviews long-lived assets for impairment in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value and the carrying value of the asset. Impairment analyses are based on our current business and technology strategy, our views of growth rates for the business, anticipated future economic and regulatory conditions and expected technological availability. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell the asset.

Valuation of Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates applied to expected taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities for a change in tax rates is recognized as income or expense in the period that includes the enactment date. A valuation allowance is provided for deferred income tax assets based upon the Company's assessment of whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Significant New Accounting Pronouncements

See Note 3 to the December 31, 2004 consolidated financial statements for a description of significant new accounting pronouncements and their impact on the Company.

THE QUARTER ENDED DECEMBER 31, 2004 COMPARED TO THE QUARTER ENDED DECEMBER 31, 2003:

Results of Operations

We derive our revenue from the following sources:

Service.    We sell wireless personal communications services. The various types of service revenue associated with wireless communications services include monthly recurring access and feature charges and monthly non-recurring charges for local, wireless long distance and roaming airtime usage in excess of the subscribed usage plan.

Roaming and Wholesale.    The Company receives roaming revenue at a per-minute rate from Sprint and other Sprint PCS network partners when Sprint's or its network partner's PCS subscribers from outside of the Company's territory use the Company's network. The Company pays the same reciprocal roaming rate when subscribers from its territories use the network of Sprint or its other PCS network partners. The Company also receives non-Sprint roaming revenue when subscribers of other wireless service providers who have roaming agreements with Sprint roam on the Company's network. Wholesale revenue is derived from resellers of wireless service whose subscribers use the Company's network.

Equipment.    We sell wireless personal communications handsets and accessories that are used by our subscribers in connection with our wireless services. Equipment revenue is derived from the sale of handsets and accessories from Company owned stores, net of sales incentives, rebates and an allowance for returns. The Company's handset return policy allows subscribers to return their handsets for a full refund within 14 days of purchase. When handsets are returned to the Company, the Company may be able to reissue the handsets to subscribers at little additional cost. When handsets are returned to Sprint for refurbishing, the Company receives a credit from Sprint.

Revenue

	For the Quarters Ended December 31,
	2004	2003	Increase (Decrease) $	Increase (Decrease) %
(Dollars in thousands)
Service revenue	$65,172	$62,173	$2,999	4.8%
Roaming and wholesale revenue	22,301	16,483	5,818	35.3%
Equipment revenue	4,739	2,847	1,892	66.5%
Total	$92,212	$81,503	$10,709	13.1%

Service Revenue.    The increase in service revenue for the quarter ended December 31, 2004 over the same quarter in the previous year reflects higher monthly recurring revenue and feature charges, higher data revenue and marginally higher revenue from "minutes over plan," or airtime usage in excess of the subscribed usage plans, partially offset by higher promotional credits.

Roaming and Wholesale Revenue.    The increase in roaming and wholesale revenue for the quarter ended December 31, 2004 over the same quarter in the previous year is attributable to increased volume in inbound roaming traffic. Roaming and wholesale revenue was also adversely affected for the quarter ended December 31, 2003 as a result of the $0.9 million special settlement resulting from a correction to Sprint's billing system with respect to data-related inbound roaming revenues. For the quarter ended December 31, 2004, the Company's roaming and wholesale revenue from Sprint and its PCS network partners was $21.9 million, or approximately 98% of roaming and wholesale revenue, compared to $15.7 million or approximately 96% for the quarter ended December 31, 2003.

Equipment Revenue.    Equipment revenue for the quarter ended December 31, 2004 increased over the same quarter in the previous year, primarily due to higher gross additions, and higher retail sales of new or upgraded handsets to existing subscribers and higher sales from our distributors offset by higher handset rebates.

Cost of Service and Roaming.    Cost of service and roaming principally consists of costs to support the Company's subscriber base including:

→	Cost of roaming;

→	Network operating costs (including salaries, cell site lease payments, fees related to the connection of the Company's switches to the cell sites that they support, inter-connect fees and other expenses related to network operations);

→	Bad debt expense related to estimated uncollectible accounts receivable; and

→	Other cost of service:

→	Back office services provided by Sprint such as customer care, billing and activation;

→	The 8% of net billed service revenue representing the Sprint affiliation fee;

→	Long distance expense relating to inbound roaming revenue and the Company's own subscriber's long distance usage and roaming expense when subscribers from the Company's territory place calls on Sprint's or its network partners' networks; and

→	Wireless handset subsidies on existing subscriber retail sales through national third-party retailers.

	For the Quarters Ended December 31,
	2004	2003	Increase (Decrease) $	Increase (Decrease) %
(Dollars in thousands)
Cost of roaming	$18,884	$13,714	$5,170	37.7%
Network operating costs	9,983	11,887	(1,904)	(16.0%)
Bad debt expense	1,782	405	1,377	340.0%
Other cost of service	18,151	16,459	1,692	10.3%
Total cost of service and roaming	$48,800	$42,465	$6,335	14.9%

Cost of Roaming.    Roaming expense increased for the quarter ended December 31, 2004 compared to the same quarter in the previous year as a result of the increased volume in outbound roaming traffic. Cost of roaming of 96% and 97% was attributable to Sprint and its network partners for the quarters ended December 31, 2004 and 2003, respectively.

Network Operating Costs.    Network operating costs decreased for the quarter ended December 31, 2004 compared to the same quarter in the previous year primarily as a result of lower interconnect charges.

Bad Debt Expense.    Bad debt expense increased for the quarter ended December 31, 2004 compared to the same quarter in the previous year. The increase is a result of higher write-offs resulting from lowering the subscriber credit criteria for certain markets.

Other Cost of Service.    Other cost of service increased for the quarter ended December 31, 2004 compared to the same quarter in the previous year. The increase was primarily attributable to settlements that reduced this cost in the 2003 period, including a $2.6 million customer service settlement credit from Sprint for calendar year 2003 and a $1.2 million special settlement resulting from Sprint's decision to discontinue their billing system conversion both during the quarter ended December 31, 2003.

Cost of Equipment, Interest and Other Operating Expenses

	For the Quarters Ended December 31,
	2004	2003	Increase (Decrease) $	Increase (Decrease) %
(Dollars in thousands)
Cost of equipment	$10,239	$6,586	$3,653	55.5%
Selling and marketing expense	15,423	14,125	1,298	9.2%
General and administrative expense	5,020	6,407	(1,387)	(21.6%)
Depreciation and amortization of property and equipment	15,993	11,767	4,226	35.9%
Interest expense	8,750	11,316	(2,566)	(22.7%)
Loss on early extinguishment of debt	2,991	—	2,991	100.0%

Cost of Equipment.    We purchase handsets and accessories to resell to our subscribers for use in connection with our services. To remain competitive in the marketplace, we subsidize the price of the handset sales; therefore, the cost of handsets is higher than the retail price to the subscriber. Cost of equipment increased for the quarter ended December 31, 2004 compared to the same quarter in the previous year primarily as a result of increased subscriber gross additions and increased retail upgrade sales for handsets to existing subscribers.

Selling and Marketing Expense.    Selling and marketing expense includes retail store costs such as salaries and rent, promotion, advertising and commission costs, and handset subsidies on units sold to new subscribers by national third-party retailers, the Company's business sales channel and Sprint sales channels for which the Company does not record revenue. Under the Company's agreements with Sprint, when a national retailer or other Sprint distribution channel sells a handset purchased from Sprint to a subscriber from the Company's territory, the Company is obligated to reimburse

Sprint for the handset subsidy and related selling costs that Sprint originally incurred. Selling and marketing expenses increased for the quarter ended December 31, 2004 compared to the same quarter in the previous year reflecting the effect of increased selling expense resulting from higher subscriber gross additions and higher advertising and promotion expense.

General and Administrative Expense.    General and administrative expense decreased for the quarter ended December 31, 2004 compared to the same quarter in the previous year primarily due to costs associated with the recapitalization plan of $2.3 million incurred during the quarter in 2003. Although no recapitalization expenses were incurred in the 2004 period, the Company had increased spending for costs associated with the proposed merger with Alamosa Holdings of $0.5 million during the quarter ended December 31, 2004.

Depreciation and Amortization of Property and Equipment.    The Company capitalizes network development costs incurred to ready its network for use and costs incurred to build-out its retail stores and office space. Depreciation of these costs begins when the equipment is ready for its intended use and is amortized over the estimated useful life of the asset. Depreciation expense increased for the quarter ended December 31, 2004 compared to the same quarter of the previous year as a result of additional network assets placed in service in the latter part of fiscal year 2004 and the impact of accelerated depreciation of our existing mini cell base stations resulting from our reduction of their estimated useful lives during the quarter ended December 31, 2004 totaling $3.8 million. We expect accelerated depreciation expense to have an impact of approximately $10.5 million for the fiscal year ended September 30, 2005 related to the reductions of the estimated useful lives of certain mini cell base stations. We expect the mini cell base station to be fully depreciated by the end of fiscal 2006. The Company purchased $2.8 million of property and equipment in the quarter ended December 31, 2004.

Interest Expense.    Interest expense decreased for the quarter ended December 31, 2004 compared to the same quarter of the previous year. The decrease is primarily the result of the restructuring completed during February 2004. The restructuring resulted in a decrease in the outstanding debt from $300.0 million to $159.0 million and a reduction in the interest rate from 13½% to 9 3/8%. This reduction in interest was partially offset by an increase in outstanding borrowings as a result of issuing the floating rate notes and the appreciation in value of warrants of $1.4 million.

Loss on Early Extinguishment of Debt.    During the quarter ended December 31, 2004, the Company issued $175.0 million of first priority secured floating rate notes and used the proceeds to repay and terminate the Company's $131.2 million senior credit facility, redeem the Company's $1.8 million 13½% senior subordinated discount notes and for general corporate purposes. The Company expensed $3.0 million of previously paid transaction fees related to the credit facility and the 13½% notes.

Income Tax.    No income tax benefit from continuing operations was recorded for the quarters ended December 31, 2004 and 2003, as it was not more likely than not that the income tax benefit would be realized.

Loss from Continuing Operations.    For the quarter ended December 31, 2004, loss from continuing operations was $15.3 million compared to $11.1 million for the same quarter of the previous year. The increased loss from continuing operations is the result of higher operating expenses, including approximately $3.8 million related to accelerating depreciation on mini cell base stations to mod cell base stations replacements and the impact of the shorter economic life of the assets, offset in part by higher revenues. The quarter ended December 31, 2003 included spending associated with the recapitalization plan of $2.3 million.

Income from Discontinued Operations.    Discontinued operations is comprised of a $184.1 non-monetary gain from the elimination of the investment in iPCS for the quarter ended December 31, 2003.

Net Income (Loss).    For the quarter ended December 31, 2004, net loss was $15.3 million compared to net income of $173.0 million for the same quarter of the previous year. Net income for the quarter ended December 31, 2003 included a non-monetary gain of $184.1 million related to the disposal of discontinued operations of iPCS and a $11.1 million loss from continuing operations.

NON-GAAP FINANCIAL MEASURES AND KEY OPERATING METRICS

We use certain operating and financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America, ("GAAP"). A non-GAAP financial measure is defined as a numerical measure of a company's financial performance that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of income or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented.

Terms such as subscriber net additions, average revenue per user ("ARPU"), churn, and cost per gross addition ("CPGA") are important operating metrics used in the wireless telecommunications industry. These metrics are important to compare us to other wireless service providers. ARPU and CPGA also assist management in budgeting, and CPGA also assists management in quantifying the incremental costs to acquire a new subscriber. Except for churn and net subscriber additions, we have included a reconciliation of these metrics to the most directly comparable GAAP financial measure. Churn and subscriber net additions are operating statistics with no comparable GAAP financial measure. ARPU and CPGA are supplements to GAAP financial information and should not be considered an alternative to, or more meaningful than, revenues, expenses, loss from continuing operations, or net income (loss) as determined in accordance with GAAP.

Earnings (loss) from continuing operations before interest, taxes, depreciation and amortization, ("EBITDA"), is a performance metric we use and which is used by other companies. Management believes that EBITDA is a useful adjunct to loss from continuing operations and other measurements under GAAP because it is a meaningful measure of a company's performance, as interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness, capital purchasing practices and interest rates. EBITDA also assists management in evaluating operating performance and is sometimes used to evaluate performance for executive compensation. We have included below a presentation of the GAAP financial measure most directly comparable to EBITDA, which is loss from continuing operations, as well as a reconciliation of EBITDA to loss from continuing operations. EBITDA is a supplement to GAAP financial information and should not be considered an alternative to, or more meaningful than, net income (loss), loss from continuing operations, cash flow or operating income (loss) as determined in accordance with GAAP. EBITDA has distinct limitations as compared to GAAP information such as net income (loss), loss from continuing operations, cash flow or operating income (loss). By excluding interest and income taxes for example, it may not be apparent that both represent a reduction in cash available to the Company. Likewise, depreciation and amortization, while non-cash items, represent generally the decreases in the value of assets that produce revenue for the Company.

ARPU, churn, CPGA, and EBITDA as used by the Company may not be comparable to a similarly titled measure of another company.

The following terms used in this prospectus have the following meanings:

→	Subscribers are those customers which are end users of Sprint PCS telecommunication services and are covered by our digital PCS wireless networks. Subscribers are customers of AirGate PCS.

→	Churn is the average monthly rate of subscriber turnover that both voluntarily and involuntarily discontinued service during the period, expressed as a percentage of the average subscribers for the period. Churn is computed by dividing the number of subscribers that discontinued service during the period, net of 30-day returns, by the average subscribers for the period.

→	Wholesale subscribers are non-Sprint subscribers who utilize our digital PCS wireless networks through reseller agreements through Sprint PCS. Wholesale subscribers are not subscribers of AirGate PCS and are not included in our subscriber counts described above.

→	ARPU summarizes the average monthly service revenue per user, excluding roaming and wholesale revenue. The Company excludes roaming and wholesale revenue from its ARPU calculation because this revenue is generated from customers of Sprint and other carriers that use or are resellers of our network and not directly from our subscribers. ARPU is computed by dividing average monthly service revenue for the period by the average subscribers for the period.

→	CPGA summarizes the average cost to acquire new subscribers during the period. CPGA is computed by adding the equipment margin for handsets sold to new subscribers (equipment revenues less cost of equipment, which costs have historically exceeded the related revenues) and selling and marketing expenses related to adding new subscribers. Equipment margin on handsets sold to existing subscribers, including handset upgrade transactions, are excluded, as these costs are incurred specifically for existing subscribers. The net amount is then divided by the total new subscribers acquired during the period. Prior to June 30, 2004, the Company included upgrade costs for existing subscribers as a component of CPGA. The Company believes the measure is more meaningful and comparable if these costs are excluded given that they relate to existing subscribers. For the quarters ended December 31, 2004 and 2003, the Company has excluded handset upgrade costs for existing subscribers from the CPGA calculation.

→	EBITDA means earnings (loss) from continuing operations before interest, taxes, depreciation and amortization.

The tables, which follow present and reconcile non-GAAP financial measures and key operating metrics for the Company for the quarters ended December 31, 2004 and 2003.

The table below sets forth key operating metrics for the Company for the quarters ended December 31, 2004 and 2003:

	For the Quarters Ended December 31,
	2004	2003	Increase (Decrease) $	Increase (Decrease) %
Total subscribers, end of period	400,312	359,898	40,414	11.2%
Subscriber gross additions	51,931	35,601	16,330	45.9%
Subscriber net additions	15,775	438	15,337	3501.6%
Churn	2.72%	3.10%	(0.38)%	N/M
Wholesale subscribers, end of period	23,472	—	23,472	100.0%
ARPU	$55.36	$57.62	$(2.26)	(3.9)%
CPGA	$309	$437	$(128)	(29.3)%
EBITDA (in thousands)	$11,940	$11,816	$124	1.0%

The reconciliation of ARPU to service revenue, as determined in accordance with GAAP, is as follows:

	For the Quarters Ended December 31,
	2004	2003	Increase (Decrease) $	Increase (Decrease) %
Service revenue (in thousands)	$65,172	$62,173	$2,999	4.8%
Average subscribers	392,425	359,679	32,746	9.1%
ARPU	$55.36	$57.62	$(2.26)	(3.9)%

The reconciliation of CPGA to selling and marketing expense, as determined in accordance with GAAP, is calculated as follows:

	For the Quarters Ended December 31,
	2004	2003	Increase (Decrease) $	Increase (Decrease) %
Selling and marketing expense	$15,423	$14,125	$1,298	9.2%
Plus: activation costs	166	221	(55)	(24.9)%
Plus: cost of equipment	10,239	6,586	3,653	55.5%
Less: costs for existing subscribers, net	5,038	2,532	2,506	99.0%
Less: equipment revenue	4,739	2,847	1,892	66.5%
Total subscriber acquisition costs	$16,051	$15,553	$498	59.8%
Gross additions	51,931	35,601	16,330	45.9%
CPGA	$309	$437	$(128)	(29.3)%

The reconciliation of EBITDA to our reported loss from continuing operations, as determined in accordance with GAAP, is as follows:

	For the Quarters Ended December 31,
	2004	2003	Increase (Decrease) $	Increase (Decrease) %
Loss from continuing operations	$(15,264)	$(11,110)	$(4,154)	(37.4)%
Plus: depreciation and amortization of property and equipment	15,993	11,767	4,226	35.9%
Less: Interest income	530	157	373	237.6%
Plus: loss on early extinguishment of debt	2,991	—	2,991	100.0%
Plus: Interest expense	8,750	11,316	(2,566)	(22.7)%
EBITDA	$11,940	$11,816	$124	1.0%

Subscriber Gross Additions

Subscriber gross additions increased for the quarter ended December 31, 2004 compared to the same quarter in 2003. This increase is the result of increased marketing and promotions and expanded distribution by adding several exclusive branded dealers during the quarter ended December 31, 2004 compared to the same quarter in 2003.

Subscriber Net Additions

Subscriber net additions increased for the quarter ended December 31, 2004 compared to the same quarter in 2003 as a result of higher gross additions and a lower churn rate.

Churn

Churn improved for the quarter ended December 31, 2004 compared to the same quarter for 2003. We believe the improvement in the churn rate is attributable to our ongoing focus on subscriber retention efforts and retention programs and the attractiveness of our differentiated products and services.

Average Revenue Per User

ARPU decreased for the quarter ended December 31, 2004 compared to the same quarter for 2003 primarily as a result of a decrease in monthly recurring charges, primarily as a result of the majority of the subscriber base growth occurring in the last month of the quarter ended December 31, 2004, and lower airtime usage in excess of the subscribed usage plans, slightly offset by an increase in data monthly recurring charges and airtime revenue from customers using data minutes in excess of their subscriber usage plans.

Cost per Gross Addition

CPGA decreased for the quarter ended December 31, 2004 compared to the same quarter in 2003. The decrease reflects slightly lower subscriber acquisition costs spread over significantly higher subscriber gross additions

EBITDA

EBITDA for the quarter ended December 31, 2004 improved over the same quarter for 2003 as a result of higher revenues, partially offset by increased cost of services and roaming, and cost of equipment.

FOR THE YEAR ENDED SEPTEMBER 30, 2004 COMPARED TO YEAR ENDED
SEPTEMBER 30, 2003:

Results of Operations

	For the Years Ended September 30,
	2004	2003	Increase (Decrease) $	Increase Decrease %
(in thousands)
Service Revenue	$254,488	$251,481	$3,007	1.2%
Roaming and Wholesale Revenue	69,708	68,222	1,486	2.2%
Equipment Revenue	12,912	11,645	1,267	10.9%
Total	$337,108	$331,348	$5,760	1.7%

Service Revenue.    The increase in service revenue for the year ended September 30, 2004 over the same period of the previous year reflects a higher average number of subscribers using our network, higher monthly recurring revenue and feature charges and increased data revenue, partially offset by lower revenue from "minutes over plan," or airtime usage in excess of the subscribed usage plans and higher customer care and promotional credits.

Roaming and Wholesale Revenue.    The increase in roaming and wholesale revenue for the year ended September 30, 2004 over the same period of the previous year is attributable to higher inbound roaming traffic partially offset by an approximately 30% decrease in the reciprocal roaming rate from $0.058 to $0.041 for the period January 1, 2004 through July 31, 2004. In conjunction with the amendment to our management and services agreement with Sprint PCS, the reciprocal roaming rate was increased to $0.058 beginning August 1, 2004. For the year ended September 30, 2004, the Company's roaming revenue from Sprint and its PCS network partners was $67.0 million, or approximately 96% of roaming revenue, compared to $63.8 million or approximately 94% of roaming revenue for the year ended September 30, 2003.

Equipment Revenue.    Equipment revenue for the year ended September 30, 2004 increased over the same period of the previous year, primarily due to an increase in handset and accessory sales of $14.1 million or a 74% increase prior to rebates and promotion costs, offset by a $13.0 million increase in handset rebates and promotions. The increase in handset sales is comprised of an $8.9 million increase in sales of handsets to existing subscribers, a $5.0 million increase in sales to new subscribers and a $0.2 million increase in accessory sales.

	For the Years Ended September 30,
	2004	2003	Increase (Decrease) $	Increase Decrease %
(in thousands)
Cost of roaming	$54,232	$53,708	$524	1.0%
Network operating costs	47,569	43,750	3,819	8.7%
Bad debt expense	181	5,220	(5,039)	(96.5)%
Other cost of service	59,448	84,687	(25,239)	(29.8)%
Total cost of service and roaming	$161,430	$187,365	$(25,935)	(13.8)%

Cost of Roaming.    The increase in cost of roaming for the year ended September 30, 2004 compared to the same period of the previous year is attributable to higher outbound roaming traffic partially offset by the lower reciprocal rate for a portion of the fiscal year discussed above. Cost of roaming of $51.8 million and $50.4 million or 96% and 94% of the total cost of roaming was attributable to Sprint and its network partners for the year ended September 30, 2004 and 2003, respectively.

Network Operating Costs.    Network operating costs increased for the year ended September 30, 2004 compared to the same period of the previous year primarily due to higher network related costs resulting from a 30% increase in our network usage and increased inter-connect fees.

Bad Debt Expense.    Bad debt expense decreased for the year ended September 30, 2004 compared to the same period of the previous year. During the year ended September 30, 2004, the Company recorded a $1.2 million special settlement received from Sprint resulting from a change in the bad debt profile for certain subscribers and recorded a $0.3 million reduction in bad debt expense related to significantly past due accounts receivable which were previously written-off by Sprint. In addition, we believe the improvements in the credit quality and payment profile of our subscriber base since we re-imposed deposits for sub-prime credit subscribers in early 2002 and the subsequent increases in February 2003 resulted in significant improvements in accounts receivable write-off experience, increased collections, and the associated decrease in bad debt expense for the year ended September 30, 2004. Additionally, we have not seen a significant decline in our collections as a result of the change in credit policy in April 2004.

Other Cost of Service.    Other cost of service decreased for the year ended September 30, 2004 compared to the same period of the previous year. The decrease was attributable to lower service bureau costs and fees paid to Sprint, lower wireless handset subsidies, a $2.6 million settlement credit from Sprint for service bureau fees charged for calendar year 2003, a $1.2 million special settlement credit resulting from Sprint's decision to discontinue their billing system conversion in 2004 and an $11.7 million special settlement credit resulting from the resolution of previous disputes with Sprint in connection with the amendment of our management and services agreement with Sprint PCS.

Cost of Equipment, Other Operating Expenses and Interest

	For the Years Ended September 30,
	2004	2003	Increase (Decrease) $	Increase Decrease %
(in thousands)
Cost of Equipment	$29,109	$21,522	$7,587	35.3%
Selling and marketing	50,859	51,769	(910)	(1.8)%
General and administrative	22,430	23,347	(917)	(3.9)%
Depreciation and amortization of property and equipment	47,829	46,494	1,335	2.9%
Loss on disposal of property and equipment	48	518	(470)	(90.7)%
Interest income	747	187	560	299.5%
Interest expense	36,285	42,706	(6,421)	(15.0)%

Cost of Equipment.    Cost of equipment increased for the year ended September 30, 2004 compared to the same period of the previous year primarily as a result of increased retail sales of wireless handsets to existing subscribers, partially offset by decreased subscriber gross additions.

Selling and Marketing Expense.    Selling and marketing expense decreased for the year ended September 30, 2004 compared to the same period of the previous year reflecting the effect of staff reductions and store closings implemented in fiscal 2003, partially offset by increased rebate and commission costs for handsets sold through national third parties and higher advertising costs.

General and Administrative Expense.    General and administrative expense decreased for the year ended September 30, 2004 compared to the same period of the previous year, as a result of a decrease in outside consulting costs incurred in fiscal year 2004.

Depreciation and Amortization of Property and Equipment.    Depreciation and amortization expense increased for the year ended September 30, 2004 compared to the same period of the previous year primarily as a result of additional network assets placed in service in the later part of fiscal year 2003 and during 2004. The Company purchased $14.1 million and $16.0 million of property and equipment in the years ended September 30, 2004 and 2003, respectively.

Interest Expense.    Interest expense decreased for the year ended September 30, 2004 compared to the same period of the previous year as a result of lower outstanding debt balances and a lower interest rate on the Company's notes. As a result of the debt restructuring in early calendar 2004, our outstanding notes were reduced from $300.0 million of 13.5% notes to $159.0 million in 9 3/8% notes and $1.8 million in remaining 13.5% notes. Additionally, the outstanding balance on our credit facility was $131.2 million with a weighted average rate of 5.69% at September 30, 2004 compared to $151.3 million with a weighted average rate of 5.05% at September 30, 2003.

Income Tax.    No income tax benefit on continuing operations was recorded for the years ended September 30, 2004 and 2003 as it was not more likely than not that the income tax benefit would be realized.

Loss from Continuing Operations.    For the year ended September 30, 2004, loss from continuing operations improved to $10.1 million compared to $42.2 million for the year ended September 30, 2003. The improvement is the result of higher revenue, reduced cost of service and roaming, lower selling and marketing expense and lower interest expense.

Income (Loss) from Discontinued Operations.    Discontinued operations is comprised of a $184.1 million non-monetary gain from the elimination of the investment in iPCS for the year ended September 30, 2004 and a loss from the discontinued operations of iPCS of $42.6 million during the year ended September 30, 2003.

Non-GAAP Financial Measures and Key Operating Metrics

The tables which follow present and reconcile non-GAAP financial measures and key operating metrics for the Company for the years ended September 30, 2004 and 2003.

	For the Years Ended September 30,
	2004	2003	Increase (Decrease)	Increase Decrease %
Total subscribers, end of period	384,537	359,460	25,077	7.0%
Subscriber gross additions	160,002	172,007	(12,005)	(7.0)%
Subscriber net additions	25,077	20,321	4,756	23.4%
Churn	2.8%	3.2%	(0.4)%	NM
ARPU	$57	$60	(3)	(5.0)%
CPGA	$375	$361	14	3.9%
EBITDA (in thousands)	$73,232	$46,827	$26,405	56.4%

The reconciliation of ARPU to service revenue, as determined in accordance with GAAP, is as follows:

	For the Years Ended September 30,
	2004	2003	Increase (Decrease) $	Increase Decrease %
Service revenue (in thousands)	$254,488	$251,481	$3,007	1.2%
Average subscribers	371,999	349,300	22,699	6.5%
ARPU	$57	$60	$(3)	(5.0)%

The reconciliation of CPGA to selling and marketing expense, as determined in accordance with GAAP, is calculated as follows:

	For the Years Ended September 30,
	2004	2003	Increase (Decrease) $	Increase Decrease %
(in thousands, except gross addition data)
Selling and marketing expense	$50,859	$51,769	$(910)	(1.8)%
Plus: activation costs	3,353	2,917	436	14.9%
Plus: cost of equipment	29,109	21,522	7,587	35.3%
Less: costs for existing subscribers, net	10,439	2,443	7,996	327.3%
Less: equipment revenue	12,912	11,645	1,267	10.9%
Total acquisition costs	$59,970	$62,120	$(2,150)	(3.5)%
Gross additions	160,002	172,007	(12,005)	(7.0%)
CPGA	$375	$361	$14	3.9%

The reconciliation of EBITDA to our reported loss from continuing operations, as determined in accordance with GAAP, is as follows:

	For the Years Ended September 30,
	2004	2003	Increase (Decrease) $	Increase Decrease %
(in thousands)
Loss from continuing operations	$(10,135)	$(42,186)	$32,051	76.0%
Plus: Depreciation and amortization of property and equipment	47,829	46,494	1,335	2.9%
Less: Interest Income	747	187	560	299.5%
Plus: Interest expense	36,285	42,706	(6,421)	(15.0)%
EBITDA	$73,232	$46,827	$26,405	56.4%

Subscriber Gross Additions.    Subscriber gross additions decreased for the year ended September 30, 2004 compared to the same period in 2003. This decrease is primarily due to the loss of distribution from closed retail stores and Sprint's loss of certain national third-party distribution channels.

Subscriber Net Additions.    Subscriber net additions increased for the year ended September 30, 2004, compared to the same period in 2003. This increase is due to the improved subscriber churn rate partially offset by the reduction in subscriber gross additions.

Churn.    Churn improved for the year ended September 30, 2004, compared to the same period for 2003. The Company has focused on improving the credit quality of the subscriber base. We believe this improvement in credit quality may have resulted in the reduction in churn for the year ended September 30, 2004 compared to the same period in 2003.

Average Revenue Per User.    ARPU decreased for the year ended September 30, 2004 compared to the same period for 2003 primarily as a result of a reduction in revenue from subscribers using minutes in excess of their subscriber usage plans and higher subscriber credits, partially offset by an increase in subscriber monthly recurring charges and higher data revenues.

Cost per Gross Addition.    CPGA increased for the year ended September 30, 2004 compared to the same period in 2003. The increase reflects the fact that there were a lower number of gross additions in the denominator partially offset by a decrease in total acquisition costs.

EBITDA.    EBITDA for the year ended September 30, 2004 increased from the same period in 2003. This increase is a result of an increase in revenues, decrease in cost of service and roaming, and decreased selling and marketing expense. For the year ended September 30, 2004, cost of service and roaming included special Sprint settlements of $1.2 million recorded for the change in certain customer bad debt profiles, a $2.6 million settlement from Sprint for service bureau fees charged for calendar year 2003, a $1.2 million special settlement resulting from Sprint's decision to discontinue their billing system conversion, and an $11.7 million special settlement credit from resolution of previous disputes with Sprint. For the year ended September 30, 2003, EBITDA was positively impacted by $7.3 million of special settlements received from Sprint and $1.3 million in settlement credits from Sprint for service bureau fees charged for calendar year 2002.

For the year ended September 30, 2003 compared to the year ended September 30, 2002:

Revenues

	For the Years Ended September 30,
	2003	2002	Increase (Decrease) $	Increase Decrease %
(in thousands)
Service revenue	$251,481	$226,504	$24,977	11.0%
Roaming and wholesale revenue	68,222	74,013	(5,791)	(7.8)%
Equipment revenue	11,645	13,027	(1,382)	(10.6)%
Total	$331,348	$313,544	$17,804	5.7%

Service Revenue.    The increase in service revenue for the year ended September 30, 2003 compared to the previous year reflects the higher average number of subscribers using the Company's network and a special settlement received from Sprint of $3.7 million, partially offset by lower minute over plan overage charges.

Roaming and Wholesale Revenue.    The decrease in roaming and wholesale revenue for the year ended September 30, 2003 compared to the previous year reflects a lower reciprocal roaming rate, offset by higher roaming minutes of use. Sprint has unilaterally decreased this rate over time, from $0.20 per minute of use prior to June 1, 2001, to $0.10 per minute of use through calendar year 2002 to $0.058 per minute of use in 2003.

Equipment Revenue.    Equipment revenue for the year ended September 30, 2003 decreased compared to previous year, primarily due to reduced subscriber gross additions during the year ended September 30, 2003 compared to the year ended September 30, 2002.

Cost of Service and Roaming

	For the Years Ended September 30,
	2003	2002	Increase (Decrease) $	Increase Decrease %
(in thousands)
Cost of roaming	$53,708	$57,689	$(3,981)	(6.9)%
Network operating costs	43,750	48,328	(4,578)	(9.5)%
Bad debt expense	5,220	21,343	(16,123)	(75.6)%
Other cost of service	84,687	76,793	7,894	10.3%
Total	$187,365	$204,153	$(16,788)	(8.2)%

Cost of Roaming.    The decrease in the cost of roaming for the year ended September 30, 2003 compared to the previous year is attributable to the decrease in the reciprocal roaming rate paid to

Sprint and its network partners, partially offset by increased roaming minutes of use by our subscribers. The increase in roaming minutes of use is due both to the growth in the subscriber base as well as the general increase in usage per subscriber year over year. Cost of roaming of $50.4 million and $52.7 million or 94% and 91% of the total cost of roaming was attributable to Sprint and its network partners for the years ended September 30, 2003 and 2002, respectively.

Network Operating Costs.    Network operating costs decreased for the year ended September 30, 2003 compared to the previous year. The decrease resulted from more favorable network connectivity-related costs despite the growing subscriber base and increased subscriber usage. At September 30, 2003, 359,460 subscribers were supported by a network of approximately 800 active cell sites, four switches and 64 network operations employees, compared to September 30, 2002, when the network consisted of approximately 800 active cell sites, four switches and 89 network operations employees.

Bad Debt Expense.    Bad debt expense decreased for the year ended September 30, 2003 compared to the previous year. The decrease in bad debt expense is attributable to the decrease in payment defaults resulting from the re-imposition and increase of deposit requirements for sub-prime credit customers and the improved credit quality of our customer base during the 2003 fiscal year.

Sprint has a program in which subscribers with lower quality credit or limited credit history may nonetheless sign up for services subject to certain account spending limits, if the subscriber makes a deposit ranging from $125 to $250. In May 2001, Sprint introduced the No Deposit Account Spending Limit "NDASL Program", in which the deposit requirement was waived except in very limited circumstances. The NDASL program was replaced in late 2001 with the Clear Pay program. The Clear Pay program re-instituted the deposit for only the lowest credit quality subscribers. The NDASL and Clear Pay programs and their associated lack of general deposit requirements increased the number of sub-prime credit subscribers. In February 2002, Sprint allowed its network partners to re-institute deposits in a program called the Clear Pay II program. In early February 2003, we increased the deposit threshold to $250 for most sub-prime customers.

Other Cost of Service.    Other cost of service increased for the year ended September 30, 2003 compared to the previous year. These other cost of service expenses, which include long distance expenses, wireless handset upgrades sold through national third parties to existing subscribers, Sprint affiliation fees and Sprint service fees to support our customer base, increased primarily reflecting growth in the subscriber base from 339,139 as of September 30, 2002 to 359,460 as of September 30, 2003 and was partially offset by a $3.6 million special settlement received from Sprint and a $1.3 million settlement credit from Sprint for service bureau fees charged for calendar year 2002.

Cost of Equipment; Other Operating Expenses and Interest

	For the Years Ended September 30,
	2003	2002	Increase (Decrease) $	Increase Decrease %
(in thousands)
Cost of equipment	$21,522	$27,778	$(6,256)	(22.5)%
Selling and marketing expense	51,769	79,099	(27,330)	(34.6)%
General and administrative expense	23,347	18,143	5,204	28.7%
Depreciation and amortization of property and equipment	46,494	40,764	5,730	14.1%
Loss on disposal of property and equipment	518	1,074	(556)	(51.8)%
Interest income	187	161	26	16.1%
Interest expense	42,706	35,474	7,232	20.4%

Cost of Equipment.    Cost of equipment decreased for the year ended September 30, 2003 compared to the previous year as a result of the reduction in the number of subscribers added during the period.

Selling and Marketing Expense.    Selling and marketing expense decreased for the year ended September 30, 2003 compared to the previous year reflecting reduced gross subscriber additions, a reduction in our staff of 103 employees, nine store closings, and reduced advertising and promotion expenses, partially offset by severance and similar costs.

At September 30, 2003, there were approximately 343 employees performing sales and marketing functions, compared to 480 sales and marketing employees as of September 30, 2002.

General and Administrative Expense.    General and administrative expense increased for the year ended September 30, 2003 compared to the previous year as a result of increased spending for costs associated with the recapitalization plan effected in February 2004 of $3.0 million, outside consultants providing services to help us identify cost saving opportunities and costs associated with migrating the accounting function to Atlanta, Georgia from Geneseo, Illinois.

Depreciation and Amortization of Property and Equipment.    Depreciation and amortization expense increased for the year ended September 30, 2003 compared to the previous year primarily as a result of capital additions at the end of fiscal year 2002 that were depreciated for a full year in fiscal year 2003.

The Company incurred capital expenditures of $16.0 million for the year ended September 30, 2003, compared to $40.3 million for the year ended September 30, 2002.

Loss on Disposal of Property and Equipment.    Loss on disposal of property and equipment decreased for the year ended September 30, 2003 compared to the previous year. The loss for the year ended September 30, 2003 was the result of store closures. The loss for the year ended September 30, 2002 related to the abandonment of eleven cell sites.

Interest Expense.    Interest expense increased for the year ended September 30, 2003 compared to the previous year as a result of increased borrowings under the credit facility, which was partially offset by lower interest rates, and an increase in the accreted value of the 13½% notes.

The Company had borrowings, including accreted value, of $404.3 million as of September 30, 2003, compared to $356.3 million at September 30, 2002.

Loss from Continuing Operations.    For the year ended September 30, 2003, loss from continuing operations improved to $42.2 million compared to $92.8 million for the previous year. The improvement is the result of higher revenue and lower operating expenses, offset in part by higher interest expense.

Loss from Discontinued Operations.    Discontinued operations is comprised of a loss from discontinued operations of iPCS of $42.6 million and $903.8 million, for the years ended 2003 and 2002 respectively.

Non-GAAP Financial Measures and Key Operating Metrics

The tables which follow present and reconcile non-GAAP financial measures and key operating metrics for the Company for the years ended September 30, 2003 and 2002.

	For the Years Ended September 30,
	2003	2002	Increase (Decrease)	Increase (Decrease) %
Total subscribers, end of period	359,460	339,139	20,321	6.0%
Subscriber gross additions	172,007	247,221	(75,214)	(30.4)%
Subscriber net additions	20,321	104,116	(83,795)	(80.5)%
Churn	3.2%	3.5%	(0.3)%	NM
ARPU	$60	$61	$(1)	(1.6)%
CPGA*	$375	$389	$(14)	(3.6)%
EBITDA (in thousands)	$46,827	$(16,703)	$63,530	NM

*	CPGA has not been adjusted to exclude upgrade costs for existing subscribers to reflect the change to the calculation effective on June 30, 2004. The Company did not separately identify upgrade costs in fiscal year 2002.

The reconciliation of ARPU to service revenue, as determined in accordance with GAAP, is as follows:

	For the Years Ended September 30,
	2003	2002	Increase (Decrease) $	Increase (Decrease) %
Service revenue (in thousands)	$251,481	$226,504	$24,977	11.0%
Average subscribers	349,300	310,013	39,287	12.7%
ARPU	$60	$61	$(1)	(1.6)%

The reconciliation of CPGA to selling and marketing expense, as determined in accordance with GAAP, is calculated as follows:

	For the Years Ended September 30,
	2003	2002	Increase (Decrease) $	Increase (Decrease) %
(in thousands, except gross addition data)
Selling and marketing expense	$51,769	$79,099	$(27,330)	(34.6)%
Plus: activation costs	2,917	2,442	475	19.5%
Plus: cost of equipment	21,522	27,778	(6,256)	(22.5)%
Less: equipment revenue	11,645	13,027	(1,382)	(10.6)%
Total acquisition costs	$64,563	$96,292	$(31,729)	(33.0)%
Gross additions	172,007	247,221	(75,214)	(30.4)%
CPGA	$375	$389	$(14)	(3.6)%

The reconciliation of EBITDA to loss from continuing operations, as determined in accordance with GAAP, is as follows:

	For the Years Ended September 30,
	2003	2002	Increase (Decrease)	Increase (Decrease) %
(in thousands)
Loss from continuing operations	$(42,186)	$(92,780)	$50,594	NM
Plus: Depreciation and amortization of property and equipment	46,494	40,764	5,730	14.1%
Less: Interest income	187	161	26	16.1%
Plus: Interest expense	42,706	35,474	7,232	20.4%
EBITDA	$46,827	$(16,703)	$63,530	NM

Subscriber Gross Additions.    Subscriber gross additions for the year ended September 30, 2003 decreased compared to the previous year. The decrease is attributable to an increase in the deposit amounts required for sub-prime credit customers, the loss of distribution from closing retail stores, Sprint's loss of certain national third-party distribution channels, staff reductions and sales compensation plan changes.

Subscriber Net Additions.    Subscriber net additions for the year ended September 30, 2003 decreased compared to the previous year. The decline is primarily due to a decrease in gross subscriber additions and an increase in the total number of subscribers who terminated service during the period.

Churn.    Churn for the year ended September 30, 2003 improved compared to the previous year primarily as a result of a decrease in the number of sub-prime credit quality subscribers whose service was involuntarily discontinued during the period.

Average Revenue Per User.    ARPU for the year ended September 30, 2003 decreased compared to the previous year. The decrease in average revenue per user reflects lower minute over plan overage charges per user and lower cancellation fees per user, which was partially offset by increased monthly recurring charges per user, and an increase in E911 and WLNP payments.

Cost Per Gross Addition.    CPGA for the year ended September 30, 2003 improved compared to the previous year as a result of reduced customer acquisition costs, partially offset by fewer subscriber gross additions.

EBITDA.    EBITDA for the year ended September 30, 2003 improved compared to the previous year. During the year ended September 30, 2003, EBITDA was primarily affected by $25.0 million in higher service revenues, a $27.3 million reduction in sales and marketing expenses, primarily in advertising, a $16.1 million improvement in bad debt expense and $7.3 million in special settlements received from Sprint and $1.3 million in settlement credits from Sprint for service bureau fees charged for calendar year 2002.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2004, the Company had $110.0 million in cash, cash equivalents and short-term investment securities compared to $68.5 million in cash, cash equivalents and short-term investment securities at September 30, 2004. The Company's working capital for December 31, 2004 was $86.0 million, compared to working capital of $24.2 million at September 30, 2004. The Company's cash position increases during 2004 and 2003 are attributable to the following:

	For the Quarters Ended December 31,
	2004	2003	Increase (Decrease) $	Increase (Decrease) %
(in thousands)
Cash (used in) provided by operating activities	$(32,703)	$8,261	$(40,964)	N/M
Cash used in investing activities	(2,773)	(1,599)	(1,174)	N/M
Cash (used in) provided by financing activities	37,940	(697)	38,637	N/M
Net increase	$2,464	$5,965	$(3,501)	58.7%

Cash (Used in) Provided by Operating Activities.    The $32.7 million of cash used in operating activities for the quarter ended December 31, 2004 was the result of the Company's $15.3 million net loss offset by non-cash items including depreciation, amortization of note discounts, financing costs, provision for doubtful accounts, non-cash stock compensation and loss on disposal of property and equipment totaling $22.6 million and a decrease in other operating assets and liabilities of $40.0 million, primarily comprised of $39.1 million for the purchase of short-term investment securities. The $8.3 million of cash provided by operating activities for the quarter ended December 31, 2003 was the result of the Company's $173.0 million net income offset by non-cash items including gain on discontinued operations, depreciation, amortization of note discounts, financing costs, provision for doubtful accounts, non-cash stock option compensation and gain on disposal of property and equipment totaling $162.3 million and a decrease in other operating assets and liabilities of $2.4 million.

Cash Used in Investing Activities.    The $2.8 million of cash used in investing activities for the quarter ended December 31, 2004 represents purchases of property and equipment related to expansion of switch capacity and improvements in network coverage. For the quarter ended December 31, 2003, cash used in investing activities was $1.6 million for purchases of property and equipment related to expansion of switch capacity and improvements in network coverage.

Cash Provided by (Used in) Financing Activities.    The $37.9 million of cash provided by financing activities during the quarter ended December 31, 2004, consisted of $175.0 million from the issuance of the floating rate notes and $0.6 million in proceeds from issuance of employee stock options, partially offset by $131.2 million used to extinguish the credit facility, $1.8 million used to redeem the 13½% senior subordinated notes and $4.7 million in transaction fees related to issuing the Floating Rate Notes. The $0.7 million of cash used in financing activities during the quarter ended December 31, 2003 consisted of $0.5 million for a principal payment associated with the credit facility and $0.2 million in fees capitalized in association with amending the credit facility.

Liquidity.    We have principally relied on the proceeds from equity and debt financings and cash provided from operations as our primary sources of capital.

As of December 31, 2004, the Company had cash and cash equivalents of $15.9 million, short-term investment securities of $94.1 million and working capital of $86.0 million. The Company is completely dependent on available cash, short-term investments and operating cash flow to pay debt service and meet its other capital needs. If such sources are not sufficient, alternative funding sources may not be available. The Company believes that cash on hand and short-term investment securities plus the additional liquidity that it expects to generate from operations will be sufficient to fund expected capital expenditures and to cover its working capital and debt service requirements for at least the next twelve months.

Completion of our PCS network has required substantial capital. Since inception through fiscal year 2004 we incurred over $300 million for capital expenditures. Although we have essentially completed our network coverage build-out, our business will likely require additional capital expenditures primarily for capacity enhancements and coverage improvements. Additionally, to the extent we decide to expand our network or deploy next generation technologies, we may also require additional financing to fund these projects.

Capital Resources.    As of December 31, 2004, the Company had $15.9 million of cash and cash equivalents and $94.1 million of short-term investment securities.

While we do not currently anticipate the need to raise additional capital to meet our operating and capital expenditure requirements in the foreseeable future, our funding status is dependent on a number of factors influencing projections of operating cash flows, including those related to gross new subscriber additions, subscriber turnover, revenues, selling and marketing cost, bad debt expense, and roaming revenue and cost. Further, we believe that the cash and short-term investment securities on hand plus the additional liquidity that we expect to generate from operations will be sufficient to meet the cash requirements of the business including capital expenditures, operating losses, cash interest payments and working capital needs for at least the next twelve months. Should actual results differ significantly from our current assumptions, our liquidity position could be adversely affected and we could be in a position that would require us to raise additional capital, which may not be available to us or may not be available on acceptable terms.

Further, if we fail to satisfy the covenants and other requirements contained in our indentures governing our outstanding notes, our debts could become immediately payable at a time when we are unable to pay them, without additional capital.

RECENT DEVELOPMENTS

Issuance of $175 Million Notes

On October 25, 2004, the Company issued $175.0 million of first priority senior secured floating rate notes due 2011 at par value. The notes bear interest at a rate equal to the three-month London Interbank Borrowed Rate ("LIBOR") plus 3.75%, reset quarterly. Proceeds from the notes were used to repay and terminate the Company's $131.2 million senior credit facility (also at LIBOR plus 3.75%), redeem the Company's $1.8 million 13½% senior subordinated discount notes due 2009, and for general corporate purposes. In October 2004, the Company incurred and capitalized approximately $4.8 million of fees and expenses related to the $175 million note offering and expensed previously paid transaction fees related to the credit facility and the 13.5% notes totaling approximately $3.0 million.

Each of our subsidiaries jointly, severally and unconditionally guarantee the notes on a senior secured basis. The notes and the guarantees constitute senior debt. They rank equally in right of payment with all of our and the guarantors' existing and future senior debt and senior in right of payment to all of our and the guarantors' existing and future subordinated debt, including our 9 3/8% notes and the related guarantees.

The notes contain covenants, subject to certain exceptions, that restrict the Company's ability to, among other things, incur more debt; create liens; repurchase stock and make certain investments; pay dividends, make loans or transfer property or assets; enter into sale and leaseback transactions; transfer or dispose of substantially all of the Company's assets; or engage in transactions with affiliates. Notwithstanding the covenants restricting the ability of the Company to incur debt, the

Company is permitted to, among other things, incur up to $50.0 million of additional indebtedness, including additional notes, and other obligations that may also be secured by liens on the collateral that are pari passu with the first priority liens securing the $175 million notes. If the Company undergoes a change of control (as defined in the indenture that governs the notes), then it must make an offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest.

Equipment Purchase Commitment.

In December 2004, the Company entered into an agreement with an equipment vendor to purchase network products and services which provides for a minimum purchase commitment of $80 million during the time period beginning October 1, 2004 and ending on September 30, 2009. The Company plans to both buy new equipment and replace existing equipment. The Company will evaluate the remaining economic life of any equipment that it replaces and accelerate depreciation if necessary.

Future Trends That May Affect Operating Results, Liquidity and Capital Resources

During 2003, we experienced overall declining net subscriber growth compared to previous periods. This decline was attributable to increased competition and slowing aggregate subscriber growth in the wireless telecommunications industry. Although we have experienced improvements in subscriber growth during fiscal 2004, we may continue to experience net losses as the cost to acquire subscribers is significant. If the trend of slowing net subscriber growth does not improve, we believe it will lengthen the amount of time it will take for us to reach a sufficient number of subscribers needed to offset the costs of acquisition. The FCC implemented WLNP in the 100 largest metropolitan areas in the United States in November 2003 and required all remaining markets to be in compliance by May 2004. It is not yet clear what effect the WLNP mandate will have on subscriber growth, although we believe that it may lead to some increase in gross subscriber additions as it makes switching service providers easier for subscribers but may also lead to increased competition among service providers.

Through September 30, 2004, we have not experienced a material impact to churn related to WLNP with respect to the markets in which we operate. If average monthly churn increases over the long-term, we would lose the cash flows attributable to those customers and have greater than projected losses.

We may incur significant handset subsidy costs for existing customers who upgrade their handsets. As our subscriber base matures and technological advances in our services take place, we believe more of our existing subscribers will begin to upgrade to new handsets to take advantage of these services. We have limited historical experience regarding the rate at which existing subscribers upgrade their handsets and if more subscribers upgrade than we are currently anticipating, it could have a material adverse impact on our results of operations or cash flows.

Contractual Obligations

The Company is obligated to make future payments under various contracts it has entered into, including amounts pursuant to the non-cancelable operating lease agreements for office space, cell sites, vehicles, office equipment and purchase obligations. Expected future minimum contractual cash obligations for the next five years and in the aggregate at September 30, 2004 giving effect to changes made as a result of note offering and purchase commitments, are as follows (dollars in thousands):

	Payments Due By Period for Years Ending September 30,
	Total	2005	2006	2007	2008	2009	Thereafter
9 3/8% notes, principal	159,035	—	—	—	—	159,035	—
9 3/8% notes, interest	77,032	14,909	14,909	14,909	14,909	17,396	—
Floating rate notes, principal	175,000	—	—	—	—	—	175,000
Floating rate notes, interest (1)	79,625	10,427	11,375	11,375	11,375	11,375	23,698
Operating leases (2)	88,959	16,895	12,764	10,812	9,770	8,905	29,813
Purchase Obligations (3)	80,000	23,320	27,623	11,223	11,223	6,611	—
	$659,651	$65,551	$66,671	$48,319	$47,277	$203,322	$228,511

(1)	Interest repayments are based upon borrowings outstanding at a rate of 6.5%. The 3 month LIBOR rate was assumed to be 2.75% over the term of the notes.

(2)	Operating leases do not include payments due under renewals to the original lease term.

(3)	The Agreement requires the Company to purchase a minimum dollar amount of products and services from a third party from October 1, 2004 to September 30, 2009 in order to receive discounts provided in the Agreement and to not be required to refund the discounts provided to the Company pursuant to the Agreement.

On February 20, 2004, the Company issued approximately $159.0 million in aggregate principal amount of 9 3/8% notes that mature on September 1, 2009 and shares of common stock representing approximately 56.0% of the shares of our common stock issued and outstanding immediately after the recapitalization in exchange for 13½% senior subordinated notes in an aggregate principal amount of $298.2 million. The 9 3/8% notes began accruing interest on January 1, 2004, and interest is payable each January 1 and July 1. Interest payments began on July 1, 2004. The Company may redeem some or all of the 9 3/8% notes at any time on or after January 1, 2006 at specified redemption prices.

The 9 3/8% notes are subordinated to up to $175.0 million of the Company's senior debt under its senior facility and are fully and unconditionally guaranteed on a senior subordinated basis by the Company's subsidiaries that guarantee the Company's obligations under the first priority senior secured floating rate notes due 2011. In addition, the 9 3/8% notes are secured by a second-priority lien, subject to certain exceptions and permitted liens, on all the collateral that secures the Company's and its guarantor subsidiaries' obligations under the Company's first priority senior secured floating rate notes due 2011. If the Company undergoes a change of control (as defined in the indenture that governs the 9 3/8% notes), then it must make an offer to repurchase the 9 3/8% notes at 101% of the principal amount of the notes then outstanding.

The 9 3/8% notes contain covenants, subject to certain exceptions, that prohibit the Company's ability to, among other things, incur more debt; create liens; repurchase stock and make certain investments; pay dividends, make loans or transfer property or assets; enter into sale and leaseback transactions, transfer or dispose of substantially all of the Company's assets; or engage in transactions with affiliates. Some exceptions to the restrictions on the Company's ability to incur more debt include: up to $175.0 million of indebtedness under the Company's first priority, senior secured floating rate notes due 2011; up to $5.0 million of capital lease obligations; and up to $50.0 million of additional general indebtedness. At December 31, 2004, the Company was in compliance in all material respects with covenants contained in the note indenture.

On October 25, 2004, the Company issued $175.0 million of first priority senior secured floating rate notes due 2011 at par value. The notes bear interest at a rate equal to the three-month London Interbank Borrowed Rate ("LIBOR") plus 3.75%, reset quarterly. Proceeds from the notes were used to repay and terminate the Company's $131.2 million senior credit facility (also at LIBOR plus 3.75%), redeem the Company's $1.8 million 13½% senior subordinated discount notes due 2009, and for general corporate purposes. In October 2004, the Company incurred and capitalized $4.8 million of fees and expenses related to the $175 million note offering and expensed previously paid transaction fees related to the credit facility and the 13½% notes totaling $3.0 million.

Each of our subsidiaries jointly, severally and unconditionally guarantee the notes on a senior secured basis. The notes and the guarantees constitute senior debt. They rank equally in right of payment with all of our and the guarantors' existing and future senior debt and senior in right of payment to all of our and the guarantors' existing and future subordinated debt, including our 9 3/8% notes and the related guarantees.

The notes contain covenants, subject to certain exceptions, that restrict the Company's ability to, among other things, incur more debt; create liens; repurchase stock and make certain investments; pay dividends, make loans or transfer property or assets; enter into sale and leaseback transactions; transfer or dispose of substantially all of the Company's assets; or engage in transactions with affiliates. Notwithstanding the covenants restricting the ability of the Company to incur debt, the Company is permitted to, among other things, incur up to $50.0 million of additional indebtedness, including additional notes, and other obligations that may also be secured by liens on the collateral that are pari passu with the first priority liens securing the $175.0 million notes. If the Company undergoes a change of control (as defined in the indenture that governs the notes), then it must make an offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest. At December 31, 2004, the Company was in compliance in all material respects with covenants contained in the note indenture.

On January 11, 2005, the Company began soliciting consents from holders of its notes to proposed amendments to certain provisions of the indentures governing the notes. The consent solicitation was related to amendments to the indentures governing the notes so that neither AirGate nor Alamosa Holdings would be required to make a repurchase offer for the notes upon completion of the merger. On January 25, 2005, the consent solicitation expired and the Company received consents representing 97% and 92% of the aggregate principal amount of outstanding 9 3/8% notes and floating rates notes, respectively. As a result, the Company received the necessary approval of the holders of each series of notes to the proposed amendment to each of the respective indentures under which the notes were issued.

The Company has no off-balance sheet arrangements and has not entered into any transactions involving unconsolidated, limited purpose variable interest entities or commodity contracts.

As of December 31, 2004, two major credit rating agencies rate the Company's debt. The ratings were as follows:

Type of facility	S&P	Moody's
9 3/8% notes	CCC–	Caal
Floating Rate Notes	CCC+	B2

On February 3, 2005, Standard & Poor's Ratings Service raised its ratings on the Company, including the corporate credit rating, which was raised to 'B–' from 'CCC+'. Other ratings on the Company were also raised. The rating on the 9 3/8% notes was raised to 'CCC' from 'CCC–' and the rating on the Floating Rate Notes was raised to 'B–' from 'CCC+.'

RELATED PARTY TRANSACTIONS

Transactions with Sprint.

See Note 5 to the consolidated financial statements for the three months ended December 31, 2004 for a description of transactions with Sprint.

DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
DISCLOSURE.

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

In the normal course of business, the Company's operations are exposed to interest rate risk on its floating rate notes and any future financing requirements. The Company's fixed rate debt consists primarily of the 9 3/8% notes. The Company's variable rate debt consists of the floating rate notes. As of December 31, 2004, the weighted average interest rate under the floating rate notes was 6.30%. Our primary interest rate risk exposures relate to: (i) the interest rate on long-term borrowings; (ii) our ability to refinance the notes at maturity at market rates; and (iii) the impact of interest rate movements on our ability to meet interest expense requirements and covenants under our debt instruments.

The following table presents the estimated future balances of outstanding long-term debt projected at the end of each period and future required annual principal payments for each period then ended associated with the 9 3/8% notes and floating rate notes based on projected levels of long-term indebtedness (dollars in thousands):

	Years Ending September 30,
	2005	2006	2007	2008	2009	Thereafter
9 3/8% notes	$159,035	$159,035	$159,035	$159,035	$—	$—
Fixed interest rate	9.375%	9.375%	9.375%	9.375%	9.375%	—
Principal payments	$—	$—	$—	$—	$159,035	$—
Floating Rate Notes (1)	$175,000	$175,000	$175,000	$175,000	$175,000	$175,000
Variable interest rate	6.5%	6.5%	6.5%	6.5%	6.5%
Principal payments	$—	$—	$—	$—	$—	$175,000

(1)	The interest rate on the floating rate notes equals LIBOR plus 3.75%. LIBOR is assumed to equal 2.75% for all periods presented. A 1% increase (decrease) in the variable interest rate would result in a $11.9 million increase (decrease) in the related interest expense over the balance of the floating rate note's term as of December 31, 2004.

Business

BACKGROUND

We are a wholly-owned subsidiary of Alamosa Holdings, Inc. and a network partner of Sprint PCS, the personal communications services (commonly known as PCS) division of Sprint Corporation, and have the exclusive right to provide wireless communications services under the Sprint® and Sprint PCS® brand names in our licensed territory, which includes most of the state of South Carolina, parts of North Carolina, and the eastern Georgia cities of Augusta and Savannah. We launched Sprint PCS products and services in our first market in January 2000 and currently operate in 21 basic trading areas ("BTAs") assigned to us under our affiliation agreements with Sprint PCS. We offer national calling plans designed by Sprint PCS, as well as local calling plans tailored to our markets. We market Sprint PCS products and services through a number of distribution outlets, including our own retail stores, major national distributors such as RadioShack and Best Buy, and local third party distributors. As of December 31, 2004, our licensed territory had a total population, which we refer to as "POPs," of 7.4 million residents, of which our network covered 6.1 million residents, which we refer to as "covered POPs," resulting in approximately 83% covered POPs. As of December 31, 2004, we had 400,312 subscribers.

Sprint PCS, along with its network partners, operates a 100% digital, 100% PCS, nationwide wireless network in the United States, with licenses to provide services to an area consisting of approximately 280 million POPs. We own and are responsible for building, operating and managing the portion of the nationwide PCS network of Sprint PCS located in our licensed territory. Our PCS network is designed to offer a seamless connection with the nationwide wireless network of Sprint PCS. Like Sprint PCS and other Sprint PCS affiliates, we utilize code division multiple access ("CDMA") technology. We have CDMA one times radio transmission technology ("1xRTT") capability on all of the cell sites within our network.

MERGER AGREEMENT WITH ALAMOSA HOLDINGS, INC.

On December 7, 2004, Alamosa Holdings, Inc., A-Co. Merger Sub, Inc., a newly formed corporation and a wholly-owned subsidiary of Alamosa Holdings ("Merger Sub"), and AirGate PCS, Inc. ("Old AirGate") entered into a merger agreement. Pursuant to the merger agreement, on February 15, 2005 Old AirGate merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation in the merger. Upon completion of the merger, among other things, Merger Sub assumed Old AirGate's obligations under the notes and changed its name to "AirGate PCS, Inc."

Under the terms of the merger agreement, Old AirGate shareholders received 2.87 shares of Alamosa Holdings common stock for every share of Old AirGate common stock they held. In addition, Company shareholders had the option to elect cash consideration in place of Alamosa Holdings stock, up to an aggregate amount of $100 million, with the per share cash consideration (the "Per Share Cash Consideration") based on the average closing price of Alamosa Holdings stock in the ten trading days prior to the completion of the transaction multiplied by 2.87. The Per Share Cash Consideration was subject to proration to ensure that Alamosa Holdings exchanged no more than $100 million in aggregate cash consideration. For more information see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Merger Agreement with Alamosa Holdings, Inc." contained in this prospectus.

COMPETITIVE STRENGTHS

Strategic Affiliation with Sprint PCS.

We believe that our strategic relationship with Sprint PCS provides us with significant competitive advantages and with a platform for growth. In particular we are able to offer high quality, nationally branded wireless services to our network subscribers. We benefit from our Sprint PCS affiliation in the following ways:

Use of the Sprint PCS brand in our territory. We have the right to use the Sprint PCS® brand name in our licensed territory to market our products and services. We benefit from Sprint PCS' national advertising campaigns, as well as Sprint's sponsorship of numerous national and regional events that provide additional exposure to the brand and increase product awareness.

Seamless national network partnership.    We are the exclusive provider of Sprint PCS service within our network coverage area. Our product offering is centered on Sprint PCS' national 100% digital network, which allows us to offer attractive national services plans to potential subscribers within our region. We also receive significant roaming traffic from Sprint PCS' subscribers when they travel in our territory.

Scale benefits usually associated with a national carrier.    Our partnership with Sprint PCS allows us to offer competitive wireless voice and data services at a lower cost and with fewer capital requirements than would otherwise be possible as a regional carrier. Sprint PCS provides billing, collections, customer care and other back-office support services to over 22 million wireless customers. This scale of service enables Sprint to provide these services to us at a lower cost per customer than if we were to provide them ourselves. Sprint PCS' purchasing leverage allows us to acquire the newest handsets and network equipment at a lower cost than we could without our affiliation with Sprint PCS. We also benefit from Sprint's negotiated interconnection agreements with local exchange carriers, resulting in lower operating costs. Furthermore, Sprint PCS has roaming agreements with other wireless operators and wireless resellers, such as Virgin Mobile, Qwest Communications and Cingular, which enable us to receive additional revenue when subscribers of those operators, and additional resellers that have agreements with Sprint PCS, use our network. We also market our products and services through Sprint PCS' existing relationships with major national retailers including RadioShack and Best Buy.

Advanced technology and product development.    We believe that the CDMA technology used across the Sprint PCS nationwide network offers significant advantages when compared with other wireless technologies. These advantages include greater volume capacity, higher voice quality and access to advanced features, such as Sprint PCS' suite of PCS Vision wireless data products. We also have access to a wide array of handsets that feature the latest technologies, such as embedded cameras, color screens and wireless data capabilities.

Attractive Markets.

We operate in attractive markets with high population densities and favorable roaming characteristics. Our markets are adjacent to major, growing metropolitan areas such as Atlanta, Charlotte and Raleigh. This concentration within our markets allows us to advertise and market to existing and potential subscribers in a cost effective manner. Additionally, the high population densities of our markets enable a higher return on the investment we make in our network. Our markets cover several major tourist destinations, including a number of beach and golf destinations, a number of military bases and over 100 colleges, universities and technical schools. Along with the major highways in our markets, these factors have resulted in a significant amount of roaming traffic that we receive from other wireless subscribers using our network.

State of the Art 3G Wireless Network.

We have invested a substantial amount of capital in our CDMA network and 1xRTT network overlay. Our network allows us to provide exceptional call quality and wireless data services within our coverage area while retaining ample network capacity for future growth.

BUSINESS STRATEGY

We believe that with our strategic relationship with Sprint PCS and our state of the art third-generation wireless network, we are well positioned for continued growth within our markets. Key aspects of our growth strategy include the following:

Expand Our Distribution Network.

We believe a robust distribution network is important to driving subscriber growth. Therefore, we plan to replace many of our older Company-owned stores with larger ones in better locations. In addition, we anticipate signing agreements with exclusive third-party dealers to open and operate approximately 50 to 75 Sprint-branded stores within our markets. These new stores will ensure that we have the retail presence in each of our key markets to drive subscriber growth. We also intend to improve the customer experience at our stores through introducing new technologies and capabilities, such as touch-screen computers that will help efficiently educate customers on our products and services.

Continue to Invest in Our Network.

While we already operate a state-of-the-art network, we will continue to invest strategically in our network in order to expand its breadth and capabilities in the future. We plan to add 250 to 300 cell sites over the next four years. This will add capacity to some existing areas, allowing us to continue to increase penetration and introduce new technologies in select areas, as well as expand network coverage to new areas, and therefore increase our marketing area.

Leverage Our 3G Network Platform and Introduce New Product Offerings.

We seek to capitalize on the investment in our network and the Sprint PCS nationwide network. Sprint PCS is a leading national wireless carrier offering third generation, or 3G, technology-based services (which Sprint PCS and Sprint PCS affiliates brand as "PCS Vision") across its nationwide footprint. PCS Vision allows our subscribers to use their PCS Vision-enabled devices to check e-mail, take, send and receive pictures, play games with full-color graphics and polyphonic sounds, and browse the internet. We believe these services are important to attract and retain subscribers, particularly those with prime credit ratings, and to maintain higher average revenue per user, or "ARPU".

Focus on Initiatives to Reduce Churn.

We believe that focused efforts on the customer experience and the quality of the services provided to our customers are critical to retaining subscribers. We offer incentives to attract new customers and induce existing customers to renew their contracts, such as offering discounts on the purchase of new handsets. Using incentives such as this, we seek to maximize the number of subscribers under two-year contracts.

MARKETS

We believe that connecting Sprint's existing PCS markets with our PCS markets is an important part of Sprint's on-going strategy to provide seamless, nationwide PCS service to its subscribers. Our territory has approximately 7.4 million residents and includes vacation destinations, substantial highway mileage and a large student population, with at least 100 colleges, universities and technical schools. The following table sets forth the location and estimated population in our territory:

AirGate Basic Trading Areas (1)	Population (2)
Greenville-Spartanburg, SC	935,800
Savannah, GA	775,800
Charleston, SC	690,200
Columbia, SC	685,100
Asheville-Hendersonville, NC	625,000
Augusta, GA	601,900
Anderson, SC	354,500
Hickory-Lenoir-Morganton, NC	350,300
Wilmington, NC	342,800
Florence, SC	262,800
Greenville-Washington, NC	252,900
Goldsboro-Kinston, NC	245,100
Rocky Mount-Wilson, NC	219,900
Myrtle Beach, SC	205,500
New Bern, NC	177,400
Sumter, SC	158,600
Jacksonville, NC	150,500
Orangeburg, SC	124,900
The Outer Banks, NC (3)	93,400
Roanoke Rapids, NC	79,900
Greenwood, SC	77,600
TOTAL	7,409,900

(1)	Each of our markets contains 10 MHz of spectrum.

(2)	Based on 2002 estimates compiled by Kagan's Wireless Telecom Atlas & Databook, 2002 Edition, as reported per individual basic trading area.

(3)	Territory covered by our Sprint PCS management agreement does not comprise a complete basic trading area.

Our Sprint agreements required us to cover a specified percentage of the population at a range of coverage levels within each of the markets granted to us by those agreements by specified dates. We are fully compliant with these build-out requirements.

PRODUCTS AND SERVICES

We offer Sprint PCS products and services throughout our territory. These PCS products and services generally mirror the services offered by Sprint.

100% Digital Wireless Network with Service Across the Country.    Our primary service is wireless mobility coverage. As Sprint network partners, our existing PCS network is part of the largest 100% digital wireless PCS network in the United States. Subscribers in our territory may use Sprint PCS services throughout our contiguous markets and seamlessly throughout the Sprint PCS network.

PCS Vision Service.    In the third calendar quarter of 2002, Sprint launched PCS Vision, a third generation technology. PCS Vision-enabled devices take and receive pictures, check personal and corporate e-mail, play games with full-color graphics and polyphonic sounds and browse the internet wirelessly with speeds that equal or exceed a home computer's dial-up connection. At the same time, Sprint began to roll out a broad portfolio of PCS Vision-enabled devices that incorporate voice and data functionality, expanded memory, high-resolution and larger color screens that allow greater mobility, convenience and productivity. We support and offer PCS Vision services and phones in the majority of our territory.

Wireless Internet Access.    Wireless internet access is available through both the new PCS Vision service and PCS Vision-enabled phones as well as the Sprint Wireless Web and other data capable

PCS phones. PCS subscribers with web browser-enabled phones have the ability to receive information such as stock prices, airline schedules, sports scores and weather updates directly on their handsets. Subscribers with PCS Vision phones can browse full color, graphic versions of popular web sites. Those subscribers with other browser-enabled phones are able to browse specially designated text based sites.

CDMA and Dual Band/Dual Mode Handsets.    We offer code division multiple access, or CDMA, digital technology handsets. These handsets range from full-featured models with special features such as Palm OS and built-in digital cameras to models with voice only capability. The phones can weigh as little as 2.65 ounces and can have standby times surpassing 300 hours. We offer dual band/dual mode handsets that allow subscribers to make and receive calls on both PCS and cellular frequency bands and both digital and analog technology.

Sprint and Non-Sprint Roaming.    We provide roaming services to PCS subscribers of Sprint and its network partners that use a portion of our PCS network, and to non-Sprint subscribers when they use a portion of our PCS network pursuant to roaming agreements between Sprint and other wireless service providers. Sprint and other wireless service providers supply similar services to our subscribers when our subscribers use a portion of their networks.

MARKETING STRATEGY

Our marketing and sales strategy generally leverages the national advertising and marketing programs that have been developed by Sprint, often enhanced with strategies and tactics we have tailored to our specific markets.

Use Sprint's brand equity and marketing.    We feature exclusively and prominently the nationally recognized Sprint brand in our marketing effort. From the subscribers' point of view, they use our network and the PCS national network seamlessly as a unified nationwide network.

Pricing.    Our use of the Sprint national pricing strategy offers subscribers simple, easy-to-understand service plans. Sprint's pricing plans are typically structured with monthly recurring charges, large local calling areas, bundles of minutes and service features such as voicemail, caller ID, call waiting, call forwarding and three-way calling. We also feature Sprint Free and Clear plans, which offer simple, affordable plans for consumer and business subscribers, and include long distance calling from anywhere on the Sprint PCS nationwide network.

Advertising and promotions.    Sprint uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. We benefit from this national advertising in our territory at no additional cost to us. Sprint also runs numerous promotional campaigns that provide subscribers with benefits such as additional features at the same rate, free minutes of use for limited time periods or special prices on handsets and other accessories.

Sponsorships.    Sprint sponsors numerous national, regional and local events. These sponsorships provide Sprint with brand name and product recognition in high profile events, create a forum for sales and promotional events and enhance our promotional efforts in our territory.

SALES AND DISTRIBUTION

Our agreements with Sprint require us to use Sprint's and our own sales and distribution channels in our territory. Key elements of our sales and distribution plan consist of the following:

Sprint stores.    We currently operate 33 retail Sprint stores within our territory. These stores are located in metropolitan markets within our territory, providing us with a local presence and visibility. These stores have been designed to facilitate retail sales, bill collection and customer service.

Sprint store within a RadioShack store.    Sprint has an arrangement with RadioShack to install a "store within a store." Currently, RadioShack has 120 stores in our territory that are authorized to offer Sprint PCS products and services to potential subscribers.

Other national third-party retail stores.    In addition to RadioShack, we benefit from the sales and distribution agreements established by Sprint with other national retailers, which currently include

Best Buy, CostCo, Staples, Office Max, Office Depot and Ritz Camera. These retailers and others have approximately 116 retail stores in our territory.

Local third-party retail stores.    We benefit from the sales and distribution agreements that we enter into with local retailers in our territory. We have entered into sales and distribution agreements related to approximately 9 local stores in our territory.

National accounts and direct selling.    We participate in Sprint's national accounts program. Sprint has a national accounts team which focuses on the corporate headquarters of large companies. Our direct sales force targets the employees of these companies in our territories and cultivates other local business subscribers. In addition, once a Sprint national account manager reaches an agreement with any company headquartered outside of our territory, we help service the offices and subscribers of that company located in our territory.

Sprint distribution channels.    Sprint directly controls various distribution channels that sell Sprint PCS products and services in our markets. These channels with significant activity in our markets include: Sprint Inbound Telemarketing, Sprint web-based electronic commerce, Sprint Local Telephone Division Retail, and Sprint Local Telephone Division Telemarketing. In addition to these channels, Sprint's retail and business sales activities often have some incidental overflow into our markets.

For the year ended September 30, 2004, the following table sets forth the percentage of subscriber gross additions that our distribution channels generated for us:

Retail Sprint Stores	43%
RadioShack	17%
Local Third-Party	6%
Other National Third-Party	11%
National Accounts	7%
Sprint	16%
100%

SUPPLIERS AND EQUIPMENT VENDORS

We do not manufacture any of the handsets or network equipment we use in our operations. We purchase our network equipment and handsets pursuant to various Sprint vendor arrangements that provide us with volume discounts. These discounts have significantly reduced the overall capital required to build our network.

Under such arrangements, we currently purchase our network equipment from Lucent Technologies, Inc. ("Lucent"). In addition, we currently purchase our handsets directly from Sprint and our accessories from Sprint and certain other third-party vendors. Our agreements with Sprint require us to pay Sprint $4.00 for each 3G handset that we purchase either directly from Sprint or from a Sprint authorized distributor. We agreed to pay this fee starting with purchases on July 1, 2002 and ending on the earlier of December 31, 2004 or the date on which the cumulative 3G handset fees received by Sprint from all Sprint network partners equal $25.0 million. We further agreed to purchase 3G handsets only from Sprint or a Sprint authorized distributor during this period.

OUTSOURCED SERVICES

We outsource a number of services from or through Sprint. These services include:

→	billing and collections;

→	customer care, including activations of new subscribers and customer call center activities; and

→	national support of the Sprint network, such as its national network operating control center.

Sprint also requires us to purchase certain "services," such as 3G research and development.

Billing and customer care are important to our ability to maintain and grow our subscriber base and to collect monies owed to us by subscribers. We believe actual or perceived poor customer care contributes to higher churn.

SPRINT RELATIONSHIP AND AGREEMENTS

The following includes a summary of the material terms and provisions of our Sprint agreements. These agreements were recently amended in a number of respects to resolve issues that had arisen between Sprint and us.

Overview of Sprint Relationship and Agreements

Under our long-term agreements with Sprint, we market PCS products and services under the Sprint brand names in our territory. The agreements with Sprint require us to build-out our systems, platforms, products and services to seamlessly interface with the Sprint PCS wireless network. The Sprint agreements also provide us with:

→	the right to receive Sprint's equipment discounts in making purchases from equipment vendors;

→	roaming revenue from Sprint PCS and its PCS network partner subscribers traveling into our territory;

→	national marketing and advertising;

→	access to local and interexchange facilities owned and operated by Sprint; and

→	various back office services provided by Sprint.

Our relationship and agreements with Sprint are structured to provide us with certain advantages such as avoiding the up-front costs of acquiring spectrum in our territory and being able to offer high quality products as part of a nationwide network. The Sprint agreements have an initial term of 20 years with three 10-year renewals which can lengthen the contracts to a total term of 50 years. Our Sprint agreements will automatically renew for the first 10-year renewal period unless we are in material default on our obligations under the agreements. The Sprint agreements will automatically renew for two additional 10-year terms unless either we or Sprint provide the other party with two years prior written notice to terminate the agreement.

We have four major agreements with Sprint:

→	the management agreement;

→	the services agreement; and

→	two separate trademark and service mark license agreements.

The Management Agreement

Under our management agreement with Sprint, we have agreed to:

→	construct and manage a network in our territory in compliance with Sprint's PCS licenses and the terms of the management agreement;

→	distribute during the term of the management agreement Sprint PCS products and services;

→	use Sprint's and our own distribution channels in our territory;

→	conduct advertising and promotion activities in our territory; and

→	manage that portion of Sprint's subscriber base assigned to our territory.

Exclusivity.    We are designated as the only person or entity that can manage or operate a PCS network for Sprint in our territory. Sprint is prohibited from owning, operating, building or managing another wireless mobility communications network in our territory while our management agreement is in place and no event has occurred that would permit the agreement to terminate. Our agreement does not limit the definition of a wireless mobility communications network to a specific spectrum. Sprint is permitted under the agreement to make national sales to companies in the covered territories and, as required by the Federal Communications Commission ("FCC"), to permit resale of the Sprint PCS products and services in the covered territory.

Network build-out.    The management agreement specifies the terms of the Sprint affiliation, including the required network build-out plan. We agreed to cover a specified percentage of the population at coverage levels ranging from 39% to 86% within each of the 21 markets which make up our territory by specified dates. We have satisfied these network build-out requirements. We have agreed to operate our PCS network, if technically feasible and commercially reasonable, to provide for a seamless handoff of a call initiated in our territory to a neighboring Sprint PCS network. If Sprint decides to expand coverage within our territory, Sprint must provide us with written notice of the proposed expansion. We have 90 days to determine whether we will build out the proposed area. If we do not exercise this right, Sprint can build out the territory or permit another third-party to do so. Any new area that Sprint or a third-party builds out is removed from our territory.

Products and services.    The management agreement identifies the wireless products and services that we can offer in our territory. We may offer non-Sprint PCS products and services in our territory under limited circumstances. We may not offer products and services that are confusingly similar to current Sprint PCS products and services or to future Sprint products and services if such products or services are introduced within a certain period of time. We may cross-sell services such as internet access, subscriber premises equipment and prepaid phone cards with Sprint and other Sprint network partners. If we decide to resell such services of third parties, we must give Sprint an opportunity to provide the services on the same terms and conditions. We cannot offer wireless local loop services specifically designed for the competitive local exchange market in areas where Sprint owns the local exchange carrier without Sprint's consent, unless we name the Sprint-owned local exchange carrier as the exclusive distributor.

We are required to participate in the Sprint sales programs for national sales to subscribers, and to pay the expenses related to sales from national accounts located in our territory.

Long distance service.    We must use Sprint's long distance service which we can buy at the best prices offered to comparably situated Sprint customers, plus an additional administrative fee. Sprint has a right of last offer to provide backhaul and transport services.

Service pricing, roaming and fees.    We must offer Sprint subscriber pricing plans designated for regional or national offerings. We are permitted to establish our own local price plans for Sprint PCS products and services offered only in our markets, subject to Sprint's approval. We are entitled to receive fees weekly from Sprint equal to 92% of net "billed revenue" related to customer activity less applicable write-offs, net of deposits applied. Sprint determines the write-offs for any given time period. Outbound non-Sprint PCS roaming billed to subscribers based in our markets, proceeds from the sales of handsets and accessories, amounts collected with respect to taxes and surcharges for enhanced 911, surcharges relating to WLNP, universal service fund charges, and customer handset insurance are not considered "billed revenue." Billed revenue generally includes all other customer account activity for Sprint PCS products and services in our markets, which include such activities billed to, attributed to or otherwise reflected in customers accounts. We are generally entitled to 100% of the proceeds from customers for equipment and accessories sold or leased by us and to our proportional cost to comply with enhanced 911 and WLNP, attributable to customers based in our markets less applicable write-offs. We also are entitled to 100% of the universal service funds from the Universal Service Administrative Company associated with customers in our markets. Many Sprint PCS subscribers purchase nationwide pricing plans that allow roaming anywhere on Sprint PCS' and its affiliates' networks without incremental Sprint PCS roaming charges. However, we earn Sprint PCS roaming revenue for every minute that a Sprint PCS subscriber from outside our markets enters our markets and uses our network. We earn revenue from Sprint based on a per minute rate when Sprint's or other Sprint affiliates' subscribers travel on our portion of the Sprint PCS network. Similarly, we pay the same rate for every minute our subscribers use the Sprint PCS network outside our markets. The roaming rate onto a non-Sprint PCS provider's network is set under Sprint PCS' third party roaming agreements.

Under our agreement with Sprint, the reciprocal roaming rate exchanged for customers who roam into the other party's or another Sprint affiliate's network was initially established at $0.20 per minute. In April 2001, we, along with other Sprint affiliates, reached an agreement in principle with Sprint to reduce this reciprocal roaming rate exchanged between Sprint and its affiliates. The rate was reduced from the original $0.20 per minute of use to $0.15 per minute of use beginning June 1, 2001, and to $0.12 per minute of use beginning October 1, 2001. The rate was reduced to $0.10 per minute for 2002, reduced to $0.058 per minute for 2003 and reduced to $0.041 from January 1 through July 31, 2004. As of August 1, 2004, the rate was increased to $0.058 per minute, pursuant to the September 2004 amendment to our management agreement. Beginning on January 1, 2007, the reciprocal roaming rate will change annually to equal 90% of Sprint's retail yield from the prior year subject to certain limitations. Sprint PCS' retail yield is defined as Sprint PCS' average revenue per user for voice services divided by the average minutes of use per user.

In addition to the reciprocal per minute fee for the Sprint PCS roaming discussed above, we also recognize roaming revenue and expense related to data usage from PCS Vision services when wireless subscribers are using such services outside of their home territory. We recognize revenue when a wireless subscriber based outside of our markets uses PCS Vision data services on our network and we recognize expense when our subscribers use such services on the Sprint PCS network or network of another Sprint affiliate outside of our markets. This roaming activity is settled on a per kilobit (KB) basis at a rate that was $0.0014 per KB for 2003 and increased to $0.002 per KB from January 1 through July 31, 2004. In the September 2004 amendment to our management agreement with Sprint, we agreed that the rate will be $0.002 per KB for August 2004 through December 31, 2006. Thereafter, the rate will be 90% of Sprint's retail yield for the previous year, subject to certain limitations. Sprint's retail yield for data services is defined as Sprint's average revenue per user for data services divided by the KB of use for data usage per subscriber.

Advertising and promotions.    Sprint is responsible for all national advertising and promotion of the Sprint PCS products and services. We are responsible for advertising and promotion in our territory, including a portion of certain costs of promotions or advertising done by third-party retailers in our territory pursuant to cooperative advertising agreements with Sprint based on per unit handset sales.

Program requirements.    Under our management agreement with Sprint, we must comply with Sprint's program requirements for technical standards, customer service standards and national and regional distribution and national accounts programs. Sprint can adjust the program requirements at its discretion, subject to limitations, including those specified below which were included in the September 2004 amendment to our management agreement. We can decline to implement any "non-capital program requirement change" (as defined below) if the change will:

→	cause our combined peak negative cash flow to be an amount greater than 3% of our "enterprise value" (as defined below);

→	when combined with all other changes in the program requirements that we agree to or were required to implement, within the prior 12 months, cause our combined cumulative peak negative cash flow to be an amount greater than 5% of our "enterprise value";

→	cause a decrease in our forecasted five-year discounted cash flow of more than 3% on a combined net present value basis; or

→	when combined with all other changes in the program requirements that we agree to or were required to implement, within the prior 12 months, cause a decrease in our forecasted five-year discounted cash flow of more than 5% on a combined net present value basis.

For purposes of determining whether a "non-capital program requirement change" will adversely impact our operations, our "enterprise value" is defined as the book value of our outstanding debt and preferred stock, in addition to the fair market value of our publicly-traded equity (excluding preferred stock), less cash.

A "non-capital program requirement change" means a program requirement change that does not require us to make any capital expenditures in excess of 5% of our capital budget as approved by our board of directors for the fiscal year in which the program requirement change is requested. These economic hurdles do not apply to changes to the trademark usage guidelines, the marketing communications guidelines and the Sprint national or regional distribution program requirements.

We may also decline to implement any change in any "capital program requirement" (as defined below), if the change will:

→	have a negative net present value applying a five-year discounted cash flow model;

→	cause our combined peak negative cash flow to be an amount greater than 3% of our enterprise value; or

→	when combined with all other changes in the program requirements that we agree to or were required to implement, within the prior 12 months, cause our combined cumulative peak negative cash flow to be an amount greater than 5% of our enterprise value.

A "capital program requirement" change means a program requirement change that requires us to make a capital expenditure that is greater than 5% of our capital budget as approved by our board of directors for the fiscal year in which the program requirement change is requested. The economic hurdles do not apply to changes to the trademark usage guidelines, the marketing communications guidelines and the Sprint national or regional distribution program requirements. However, we must implement a "capital program requirement" change if it is related to network capacity expansion due to a change in a service plan (if the cost will not exceed the economic hurdles for "non- capital program requirement changes") or if the change is necessary to comply with required network performance standards.

Our management agreement sets forth a dispute resolution process if Sprint believes that we do not have the right to decline to implement a change in the program requirements. In any event, we must implement a change in the program requirements if Sprint agrees to compensate us for amounts in excess of the criteria set forth above, subject to certain limitations.

Notwithstanding the above, we have agreed to implement a change in program requirements if the adjustment relates to a pricing plan or roaming program and Sprint reasonably determines that the change must be implemented on an immediate or expedited basis to respond to competitive market forces. If the change would have exceeded one of the criteria set forth above, our management agreement provides for appropriate compensation from Sprint to the extent such criteria is exceeded.

Resellers.    We are now required, pursuant to the September 2004 amendment to our management agreement, to participate in all resale arrangements that were entered into by Sprint prior to April 1, 2004. The roaming and data services rates for these reseller arrangements are set through December 31, 2006. Thereafter, the rates may vary depending on Sprint's retail yield.

In addition, we are required to participate in all new third party resale arrangements entered into by Sprint between April 1, 2004 and December 31, 2006, and all existing resale arrangements that are renewed during this period, subject to certain minimum pricing requirements. The roaming rate and rate for data services will be the amount of fees collected by Sprint from the resellers as payment for the reseller's use of the service area network.

Non-competition.    We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint. Within our territory, we may offer, market or promote telecommunications products and services only under the Sprint brands, our own brands, brands of related parties or other products and services approved under the management agreement, except that no brand of a significant competitor of Sprint or its related parties may be used for those products and services. To the extent we have or obtain licenses to provide PCS services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint.

Inability to use non-Sprint brand.    We may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint brand, except for sales to resellers approved by Sprint or required by law or as otherwise permitted under the trademark and service mark license agreements.

Rights of first refusal.    Sprint has certain rights of first refusal to buy our assets upon a proposed sale of all or substantially all of our assets.

Termination of management agreement.    The management agreement can be terminated as a result of:

→	termination of Sprint's PCS licenses in our territory;

→	uncured failure by a party to pay any amount due under the management agreement or any other agreement between the parties or their respective related parties;

→	any other uncured breach under the management agreement;

→	bankruptcy of a party to the management agreement;

→	subject to the limitations in the management agreement, such management agreement not complying with any applicable law in any material respect; or

→	the termination of either of the related trademark and service mark license agreements.

The termination or non-renewal of the management agreement triggers certain of our rights and those of Sprint.

If we have the right to terminate our management agreement because of an event of termination caused by Sprint, generally we may:

→	require Sprint to purchase all of our operating assets used in connection with our PCS networks for an amount equal to at least 88% of our entire business value as described below, unless

→	Sprint becomes the licensee for 20 MHz of spectrum in our territory and has licensed at least 20 MHz of spectrum to us for use in our territory, or

→	we have acquired or have the right to use any other spectrum, in which case the purchase price will be an amount equal to 80% of our entire business value;

→	if Sprint is the licensee for 20 MHz or more of the spectrum on the date we terminate the management agreement, require Sprint to sell to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of:

→	the original cost to Sprint of the license plus any microwave relocation costs paid by Sprint, or

→	9% of our entire business value; or

→	sue Sprint for damages or submit the matter to arbitration and not terminate the management agreement.

If Sprint has the right to terminate a management agreement because of an event of termination caused by us, generally Sprint may:

→	require us to sell our operating assets to Sprint for an amount equal to 72% of our entire business value;

→	require us to purchase, subject to governmental approval, the licensed spectrum in our territory for an amount equal to the greater of:

→	the original cost to Sprint of the license plus any microwave relocation costs paid by Sprint, or

→	10% of our entire business value;

→	take any action as Sprint deems necessary to cure our breach of our management agreement, including assuming responsibility for, and operating, the related PCS network; or

→	sue us for damages or submit the matter to arbitration and not terminate the management agreement.

Non-renewal.    If Sprint gives us timely notice that it does not intend to renew our management agreement, we may:

→	require Sprint to purchase all of our operating assets used in connection with the PCS network for an amount equal to at least 80% of our entire business value; or

→	if Sprint is the licensee for 20 MHz or more of the spectrum on the date we terminate the management agreement, require Sprint to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of:

→	the original cost to Sprint of the license plus any microwave relocation costs paid by Sprint, or

→	10% of our entire business value.

If we give Sprint timely notice of non-renewal of the management agreement, or we and Sprint both give notice of non-renewal, or the management agreement can be terminated for failure to comply with legal requirements or regulatory considerations, Sprint may:

→	purchase all of our operating assets for an amount equal to 80% of our entire business value; or

→	require us to purchase, subject to governmental approval, the licensed spectrum for an amount equal to the greater of:

→	the original cost to Sprint of the license plus any microwave relocation costs paid by Sprint, or

→	10% of our entire business value.

Determination of Entire Business Value.    If the entire business value is to be determined, we and Sprint will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine the entire business value on a going concern basis using the following guidelines:

→	the entire business value is based on the price a willing buyer would pay a willing seller for the entire on-going business;

→	then-current customary means of valuing a wireless telecommunications business will be used;

→	the business is conducted under the Sprint brands and the related Sprint agreements;

→	that we own the spectrum and frequencies presently owned by Sprint and subject to the related Sprint agreements; and

→	the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and such businesses will not be included in the sale.

Insurance.    We are required to obtain and maintain with financially reputable insurers, who are licensed to do business in all jurisdictions where any work is performed under the management agreement and who are reasonably acceptable to Sprint, workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance.

Indemnification.    We have agreed to indemnify Sprint and its directors, employees and agents and related parties of Sprint and their directors, employees and agents against any and all claims against any of the foregoing arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in our management agreement or any other agreement between us or either of our related parties and Sprint, our ownership of the operating assets or the actions or the failure to act of anyone employed or hired by us in the performance of any work under the management agreement, except we will not indemnify Sprint for any claims arising solely from the negligence or willful misconduct of Sprint. Sprint has agreed to indemnify us and our directors, employees and agents against all claims against any of the foregoing arising from Sprint's violation of any law and from Sprint's breach of any representation, warranty or covenant contained in the management agreement or any other agreement between Sprint and its related parties and us or our related parties, except Sprint will not indemnify us for any claims arising solely from our negligence or willful misconduct.

Most favored nation clause.    We generally have the right to amend our management agreement or services agreement to obtain the most favorable terms provided under a management agreement or services agreement between Sprint and another Sprint PCS affiliate of similar size (defined as covering at least 3.0 million people) if, prior to December 31, 2006, Sprint amends the terms of any of those agreements of another Sprint PCS affiliate of similar size in a manner that are more favorable than the terms of our agreements. This right is only effective, however, if we agree to accept all of the terms and conditions set forth in the other agreements agreed to after August 1, 2004 and does not apply to (1) those agreements which are amended with such Sprint PCS affiliate solely because the affiliate owns the spectrum on which its network operates (unless such Sprint PCS affiliate acquired the spectrum from Sprint after August 1, 2004), (2) the amendments which are compelled by a law or regulation inapplicable to us, (3) the amendments are due solely to a change in a build out plan or (4) the amendments which relate to unique terms or conditions.

The Services Agreement

Pursuant to the September 2004 amendment to our services agreement, Sprint consolidated support services relating to billing, customer care, collections, network operations control center monitoring, national platform interconnectivity, voice mail, directory assistance, operator services and roaming clearinghouse services into one back office service referred to as Sprint CCPU service, all of which support services we had been purchasing prior to the consolidation. We have agreed to continue to purchase the Sprint CCPU service from Sprint for the period August 2004 through December 2006 and pay a monthly rate of $7.25 per subscriber through December 31, 2004, $7.00 from January 1, 2005 through December 31, 2005, and $6.75 from January 1, 2006 through December 31, 2006. Beginning in 2007, the monthly rate for the next three years for Sprint CCPU service will be based on the amount necessary to recover Sprint's reasonable costs for providing the services. If we and Sprint cannot agree to a new rate for any future three-year period beyond 2006, we have the option to continue to purchase the Sprint CCPU services and have an arbitrator determine the new rate, self-provide the services or procure those services from another vendor, subject to certain rights and procedures relating to our ability to transition only customer care and collection services beginning in 2008. Sprint also consolidated services relating to subscriber activation, credit verification, handset logistics and handset carrying and obsolescence costs into a category referred to as Sprint CPGA service, all of which services and/or costs, prior to the consolidation, we had been purchasing in the case of the services or bearing in the case of the costs. We have agreed to continue to purchase the Sprint CPGA service from Sprint for the period August 2004 through December 2006 at $23.00 multiplied by the average number of newly activated customers in the service area. Beginning in 2007, the rate for the next three years for Sprint CPGA service will be based on the amount necessary to recover Sprint's reasonable costs for providing the services. If we and Sprint cannot agree to a new rate for any future three-year period beyond 2006, we have the option to continue to purchase the Sprint CPGA service and have an arbitrator determine the new rate, self-provide the services or procure those services from another vendor.

Under the terms of the services agreement, we may elect to outsource all of our customer care services during the period beginning on January 1, 2006 and ending on June 30, 2006. If we elect to outsource these services, we would have to pay Sprint a fee and incur other costs, and we would have to outsource the services to a customer care center whose facility and personnel are managed by us, but the center would have to use Sprint's systems and processes. After the transition, the fees for Sprint CCPU and Sprint CPGA services will be the then-current cost to Sprint to provide the services, except that CPGA services will be $15.00, multiplied by the number of newly activated customers through December 31, 2006.

We on the one hand and Sprint on the other hand have each agreed to indemnify each other as well as officers, directors, employees and certain other related parties and their officers, directors and employees for violations of law or the services agreement except for any liabilities resulting from the indemnitee's negligence or willful misconduct. The services agreement also provides that no party to the agreement will be liable to the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, the services agreement except as may otherwise be required by the indemnification provisions.

The Trademark and Service Mark License Agreements

We have non-transferable, royalty-free licenses to use the following trademarks and service marks of Sprint: "Sprint," together with the related "Diamond" logo, "Sprint PCS" and "Sprint Personal Communications Services." In addition, we have licenses to use the following trademarks and service marks of Sprint: "The Clear Alternative to Cellular," "Experience the Clear Alternative to Cellular Today," and such other marks as may be adopted in the future. We believe that the Sprint brand names and symbols enjoy a very high degree of awareness, providing us an immediate benefit in the market place. Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and use of the licensed marks in a manner which would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint of any infringement of any of the licensed marks within our territory of which we become aware and to provide assistance to Sprint in connection with Sprint's enforcement of its respective rights. We have agreed with Sprint to indemnify each other for losses incurred in connection with a material breach of the trademark license agreements. In addition, we have agreed to indemnify Sprint from any loss suffered by reason of our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint PCS products and services other than losses arising solely out of our use of the licensed marks in compliance with certain guidelines.

Sprint can terminate the trademark and service mark license agreement if we file for bankruptcy, materially breach the agreements or our management agreement is terminated. We can terminate our trademark and service mark license agreements upon Sprint's abandonment of the licensed marks or if Sprint files for bankruptcy, or the management agreement is terminated.

EMPLOYEES AND LABOR RELATIONS

As of December 31, 2004, we employed approximately 387 full-time employees and 81 part-time employees. None of our employees are represented by a labor union. We believe that we have good relations with our employees.

COMPETITION

Competition in the wireless communications industry is intense. We operate in highly competitive markets in the southeast. We compete with national and regional cellular, PCS and other wireless providers. We believe that our primary competition is with Verizon Wireless, Nextel, Cingular Wireless, T-Mobile, Triton PCS, Alltel and US Cellular. These wireless service providers offer services that are generally comparable to our PCS service. Most of our competitors have financial resources and subscriber bases greater than ours.

Many of our competitors have access to more licensed spectrum than the 10 MHz licensed to Sprint in our territory. In addition, certain of our competitors may be able to offer coverage in areas not served by our PCS network, or, because of their calling volumes or their affiliations with, or ownership of, wireless providers, may be able to offer roaming rates that are lower than those we offer. Wireless providers compete with us in providing some or all of the services available through the Sprint PCS network and may provide services that we do not.

Our ability to compete effectively with these other providers will depend on a number of factors, including:

→	the continued success of CDMA technology in providing competitive call clarity and quality;

→	our ability to provide quality network service in a limited capital environment;

→	the competitiveness of the Sprint brand;

→	the competitiveness of Sprint's pricing plans;

→	our spending on marketing and promotions compared to our competitors;

→	liquidity and capital resources;

→	our ability to upgrade our network to accommodate new technologies;

→	the continued expansion and improvement of the Sprint PCS nationwide network;

→	the quality of our customer care experience; and

→	our selection of handset options.

Our ability to compete successfully will also depend, in part, on the ability of Sprint and us to anticipate and respond to various competitive factors affecting the industry, including:

→	new services that may be introduced;

→	changes in consumer preferences;

→	demographic trends;

→	economic conditions; and

→	discount pricing strategies by competitors.

NETWORK OPERATIONS

The effective operation of our portions of the Sprint PCS network requires:

→	public switched and long distance interconnection;

→	the implementation of roaming arrangements; and

→	the development of network monitoring systems.

We utilize Sprint's Network Operations Control Center for around-the-clock monitoring of our network base stations and switches.

Sprint developed the initial plan for the build-out of our Sprint PCS network. We have further enhanced this plan to provide enhanced coverage for our territory. Pursuant to our network operations strategy, we have provided PCS service to the largest communities in our markets and have covered interstates and primary roads connecting these communities to each other and to the adjacent major markets owned and operated by Sprint.

As of December 31, 2004, our network consisted of four switches located at two switch centers and approximately 800 tower sites. A switching center serves several purposes, including routing calls, managing call handoff, managing access to the public telephone network and providing access to voice mail. 99% of our operating cell sites are co-located. Co-location describes the strategy of leasing available space on a tower or cell site owned by another company rather than building and owning the tower or cell site directly.

Our networks connect to the public telephone network through local exchange carriers, which facilitate the origination and termination of traffic between our networks and both local exchange and long distance carriers. Through our management agreement with Sprint, we have the benefit of Sprint-negotiated interconnection agreements with local exchange carriers.

Under our management agreement with Sprint, we are required to use Sprint for long distance services and Sprint provides us with preferred rates for these services. Backhaul services are provided by other third-party vendors. These services carry traffic from our cell sites and local points of interconnection to our switching facilities.

TECHNOLOGY

General. In 1993, the FCC allocated the 1900 MHz frequency block of the radio spectrum for wireless PCS Systems. PCS networks operate at a higher frequency and employ more advanced digital technology than traditional analog cellular telephone service. The enhanced capacity of digital systems, along with enhancements in digital protocols, allows digital-based wireless technologies, whether using PCS or cellular frequencies, to offer new and enhanced services, including greater call privacy and more robust data transmission, such as facsimile, electronic mail and connecting notebook computers with computer/data networks. However, because radio signals in the 1900 MHz band do not travel as far or penetrate as much as signals in the 800 MHz cellular band, it generally takes a greater number of PCS transmitting sites to achieve the same coverage as a cellular system.

Presently, wireless PCS systems operate under one of three principal air interface protocols: CDMA, time division multiple access ("TDMA") or global system for mobile communications ("GSM"). Wireless PCS operators in the United States now have dual-mode or tri-mode handsets available so that their customers can operate on different networks that employ different protocols.

CDMA Technology.    Sprint's network and Sprint's network partners' networks all use CDMA technology. CDMA technology is fundamental to accomplishing our business objective of providing high volume, high quality airtime at a low cost. We believe that CDMA provides important system performance benefits. CDMA systems offer more powerful error correction, less susceptibility to fading and reduced interference than analog systems. Using enhanced voice coding techniques, CDMA systems achieve voice quality that is comparable to that of the typical wireline telephone. This CDMA vocoder technology also employs adaptive equalization, which filters out background noise more effectively than existing wireline, analog cellular or other digital PCS phones. CDMA technology also allows a greater number of calls within one allocated frequency and reuses the entire frequency spectrum in each cell. In addition, CDMA technology combines a coding scheme with a low power signal to enhance security and privacy. As a subscriber travels from one cell site to another cell site, the call must be "handed off" to the second cell site. CDMA systems transfer calls throughout the network using a technique referred to as soft hand-off, which connects a mobile subscriber's call with a new cell site while maintaining a connection with the cell site currently in use.

CDMA offers a cost effective migration to the next generation of wireless services. CDMA standards and products currently in place will allow existing CDMA networks to be upgraded in a cost efficient manner to the next generation of wireless technology. We have 1xRTT capabilities across our entire network. This technology offers data speeds of up to 144 kilobits per second, voice capacity improvements of over 50% and improved battery life in the handset. Further standards are being developed for CDMA that will offer data speeds in excess of 2,000 kilobits per second and additional improvements in voice capacity.

Competing Digital Technologies.    TDMA builds on frequency division multiple access ("FDMA"). TDMA divides conversations by timeslots and frequency channels, fitting three digital conversations into a single FDMA channel. Each user of a TDMA channel takes turn transmitting and receiving in a round-robin fashion. A single user uses the channel in short bursts; the user then momentarily relinquishes the channel to allow other users their turn.

GSM uses a modified version of TDMA. Like TDMA, GSM divides conversations by timeslots and frequency channels. However, calls shift between channels and timeslots to maximize the GSM cellular system's usage.

Integrated Dispatch Enhanced Network ("iDEN"), also a modified version of TDMA, is a proprietary Motorola technology. Motorola is the sole manufacturer of iDEN cellular telephones and iDEN infrastructure equipment, and Nextel is the only competitor using this technology. The iDEN technology has been developed in a manner that permits various "push-to-talk" and group calling features.

Of our competitors, Triton and Cingular use TDMA, adding a GSM overlay. In our territory, Cingular is primarily using GSM. T-Mobile uses GSM, and Verizon, Alltel and US Cellular use CDMA technology.

Compared to these technologies, CDMA offers the following advantages:

→	greater capacity by accommodating more subscribers per MHz of bandwidth, which allows a greater number of calls within one allocated frequency;

→	enhanced security and privacy; and

→	soft hand-off, which greatly reduces dropped calls and interruptions during the hand-off process.

However, a disadvantage of CDMA is channel pollution. Channel pollution occurs when signals from too many cellular sites are present at a subscriber's phone, but none are dominant. This causes audio quality to decline rapidly. Channel pollution occurs frequently in densely populated urban environments.

We did not choose CDMA technology as our primary technology based on these advantages and disadvantages. Rather, it is the technology used by Sprint.

RESEARCH AND DEVELOPMENT

We currently do not conduct our own research and development. Instead we leverage Sprint's and our vendors' extensive research and development effort, which provides us with access to new technological products and enhanced service features without significant research and development expenditures of our own.

We have been provided access to key developments produced by Sprint for use in our network. We believe that new features and services will be developed for the Sprint PCS network to take advantage of CDMA technology. We may be required to incur additional expenses in modifying our network to provide these additional features and services.

INTELLECTUAL PROPERTY

Other than our corporate names, we do not own any intellectual property that is material to our business. "Sprint," the Sprint diamond design logo, "Sprint PCS," "Sprint Personal Communication Services," "The Clear Alternative to Cellular" and "Experience the Clear Alternative to Cellular Today" are service marks registered with the United States Patent and Trademark Office and owned by Sprint or its affiliates. Pursuant to our management agreement with Sprint, we have the right to use, royalty-free, the Sprint and Sprint PCS brand names and the Sprint diamond design logo and certain other service marks of Sprint in connection with marketing, offering and providing licensed services to end-users and resellers, solely within our territory.

Except in certain instances, Sprint has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, licensed services under the licensed marks in our territory, except as to Sprint's marketing to national accounts and the limited right of resellers of Sprint to inform their subscribers of handset operation on the Sprint PCS network. In all other instances, Sprint has reserved for itself and its network partners the right to use the licensed marks in providing its services, subject to its exclusivity obligations described above, whether within or without our territories.

Our agreements with Sprint contain numerous restrictions with respect to the use and modification of any of the licensed marks.

REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

Federal Communications Commission Regulation.    The FCC regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunications systems in the United States. Specifically, we are subject to radio license regulation and common carrier regulation under the Communications Act of 1934, as amended. In addition, our operations are subject to regulation as commercial mobile radio services, commonly referred to as CMRS, and to service-specific personal communications service regulations.

The FCC has promulgated, and is in the process of promulgating and revising, a series of rules, regulations and policies that affect our operations. Penalties for violating the FCC's rules and policies can range from monetary forfeitures to license revocation or non-renewal of licenses. The FCC regulations applicable to our CMRS operations include, among other things:

→	requirements and standards, discussed further below, designed to protect the public health (e.g., environmental standards), public safety (e.g. , emergency calling) and public welfare (e.g., access to communications facilities);

→	requirements and standards, discussed further below, for the interconnection of PCS networks with other wireless and wireline carriers;

→	requirements to provide service upon reasonable request and prohibitions on unjust or unreasonable discrimination by carriers between similarly situated subscribers and the charging of unreasonable or unjust rates;

→	requirements to pay access charges, universal service funding (as discussed below), and other regulatory and non-regulatory fees and charges:

→	requirements in most cases to obtain prior consent before the assignment and/or transfer of control of a PCS license, as discussed below;

→	limitations on the extent of non-U.S. ownership of radio licenses and the qualifications of holders of radio licenses;

→	requirements for compliance of antenna sites with the National Environmental Policy Act of 1969, including restrictions on emissions of radio frequency radiation, as well as requirements on the marking and lighting of antenna structures, and related notifications to the Federal Aviation Administration, for certain antenna sites;

→	FCC oversight of attributable interests in broadband PCS, cellular and specialized mobile radio service, or SMR, spectrum in a given market. Although a previously established 55 MHz spectrum cap per market has now expired, the FCC continues to consider competitive factors when licensees seek to aggregate large amounts of spectrum in any geographical area;

→	requirements for carriers to provide access to emergency 911 ("E-911") services from mobile handsets, including handsets of users who are not subscribers of such carrier, and for the network to provide enhanced location and other mobile identification information to public safety answering points, as discussed below;

→	requirements to comply with CALEA, including the dedication of capacity and provision of access points for law enforcement agencies to facilitate wiretaps and intercepts with valid authority; and

→	requirements to provide local number portability, as discussed further below, including the ability to deliver calls from the company's networks to ported numbers anywhere in the country.

We do not hold any radio licenses, but rather operate under the Sprint management agreements using PCS spectrum licensed to Sprint. The FCC has divided the 120 MHz of spectrum allocated to broadband PCS into six frequency blocks, A through F. Through Sprint, we operate under blocks B, D and E. PCS-specific regulations that affect our operations include, among other things:

→	presumptions regarding the grant or denial of PCS license renewals, as discussed below;

→	rules governing the height, power and physical emissions characteristics of PCS transmitters;

→	rules, discussed further below, requiring service providers to meet specific coverage benchmarks by the end of the fifth year from being licensed and, in some cases, by the end of the license term;

→	rules to allow broadband PCS licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties; and

→	rules requiring PCS providers to relocate, or otherwise compensate, incumbent microwave users (or share in the relocation costs, if the microwave user has already relocated) in the band if the deployment of PCS would interfere with the microwave user's system.

Interconnection.    The FCC has the authority to order interconnection between CMRS providers (which includes us) and any other common carrier. The FCC has ordered local exchange carriers to provide reciprocal compensation to CMRS providers for the termination of traffic. Under these rules, we benefit from interconnection agreements negotiated by Sprint for our network with BellSouth and Verizon and with several smaller independent local exchange carriers. Interconnection agreements are negotiated on a statewide basis. If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval.

The FCC has underway a rulemaking proceeding in which the agency is considering making major changes to the interconnection compensation scheme that governs the telecommunications industry. There are also industry discussions underway which may result in a proposed interconnection compensation scheme which is materially different from the current reciprocal compensation system that is in place. Interconnection costs represent a significant expense item for the Company and any significant changes in the inter-carrier compensation scheme may have a material impact on the Company. The Company is unable to determine at this time whether any such changes would be beneficial to or detrimental to the Company financially.

Universal Service Requirements.    The FCC and certain states have established universal service programs to ensure that affordable, quality telecommunications services are available to all residents of the United States of America. Sprint PCS is required to contribute to the federal universal service program as well as existing state programs. The FCC has determined that the contribution to the federal universal service program is a variable percentage of interstate end-user telecommunications revenues. Although many states are likely to adopt a similar assessment methodology for intrastate revenues, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules. At the present time it is not possible to predict the extent of our total federal and state universal service assessments or our ability to recover costs associated with the universal service fund.

Transfers, Assignments and Changes of Control of PCS Licenses.    The FCC must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a PCS license. Non-controlling interests in an entity that holds a PCS license or operates PCS networks generally may be bought or sold without prior FCC approval. In addition, the FCC requires only post-consummation notification of certain pro forma assignments or transfers of control.

The FCC has adopted rules that promote the development of secondary markets in spectrum usage rights. These rules enable a wide variety of providers of communications services to enter into flexible spectrum leasing arrangements with licensees in wireless radio services, including PCS. These rules are intended to promote increased facilities-based competition in wireless services and enable the development of additional and innovative services in rural areas.

The Sprint PCS agreements reflect an alliance that the parties believe meets the FCC requirements for licensee control of licensed spectrum. If the FCC were to determine that the Sprint PCS agreements need to be modified to increase the level of licensee control, we have agreed with Sprint PCS under the terms of our Sprint PCS agreements to use our best efforts to modify the agreements as necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be modified, the agreements may be terminated pursuant to their terms. The FCC could also impose sanctions on the Company.

Enhanced 911.    The FCC has adopted rules requiring broadband PCS and other CMRS providers to implement enhanced E-911 calling capabilities in two phases, the second of which includes the ability to provide automatic location identification (or "ALI") of subscribers by latitude and longitude with a specified accuracy. Sprint has completed its PCS network upgrade to support enhanced 911 service, but actual availability of this service requires action by local governments. Some states and local governments have imposed fees on wireless carriers to support local implementation of the service. Carriers generally pass these fees along to consumers.

Communications Assistance for Law Enforcement Act ("CALEA").    CALEA was enacted in 1994 to preserve electronic surveillance capabilities by law enforcement officials in the face of rapidly changing telecommunications technology. CALEA requires telecommunications carriers, including us, to modify their equipment, facilities, and services to allow for authorized electronic surveillance based on either industry or FCC standards. Following adoption of interim standards and a lengthy rulemaking proceeding, including an appeal and remand proceeding, as of June 30, 2002, all carriers were required to be in compliance with the CALEA requirements. We are currently in compliance with the CALEA requirements. On August 4, 2004, the FCC initiated a wide-ranging review of its CALEA regulations in response to a Petition for Rulemaking filed by various law enforcement agencies. In this proceeding, the FCC has proposed various changes to its CALEA requirements, some of which may increase the cost of compliance for Sprint and its PCS Affiliates.

Wireless Local Number Portability.    Since November 24, 2003, all covered CMRS providers, including us, are required to allow customers in the 100 largest metropolitan areas to retain their existing telephone numbers when switching from one telecommunications carrier to another. These rules are generally referred to wireless local number portability ("WLNP"). As of May 24, 2004, FCC regulations require that such CMRS providers must implement WLNP outside the 100 largest metropolitan areas in the United States as well. Thus far, the WLNP mandate has not imposed increased operating costs on CMRS providers, including us, and has not resulted in higher subscriber churn rates and subscriber acquisition and retention costs. However, the existence of WLNP could adversely impact our business since it makes customer defections more likely and we may not be able to replace customers who have switched to other carriers.

Number Pooling.    The FCC regulates the assignment and use of telephone numbers by wireless and other telecommunications carriers to preserve numbering resources. Since November 26, 2000, the FCC has required CMRS providers in the top 100 markets to be capable of sharing blocks of 10,000 numbers among themselves in subsets of 1,000 numbers ("1000s-block number pooling"). In addition, all CMRS carriers, including those operating outside the top 100 markets, must be able to support roaming calls on their network placed by users with pooled numbers. Wireless carriers must also maintain detailed records of the numbers they have used, subject to audit. The pooling requirements may impose additional costs and increase operating expenses on us and limit our access to numbering resources.

Telecommunications Relay Services ("TRS").    Federal law requires wireless service providers to take steps to enable the hearing impaired and other disabled persons to have reasonable access to wireless services. The FCC has adopted rules and regulations implementing this requirement to which the Company is subject, and requires the Company to pay a regulatory assessment to support TRS for the disabled. The Company is in compliance with these requirements.

Consumer Privacy.    The Company is subject to various federal and state laws that are intended to protect the privacy of end-users who subscribe to the Company's services. For example, the FCC has regulations that place certain restrictions on the permissible uses that the Company can make of customer-specific information (known as "Customer Proprietary Network Information" or "CPNI") received from subscribers.

Microwave Cost Sharing.    PCS licensees have an obligation to operate on an interference-free basis with other area licensees, including incumbent microwave service providers who previously occupied portions of the PCS spectrum. In some instances, PCS licensees are obligated to share the costs of relocating microwave users to alternate bands. For the most part, these microwave relocation costs fall on Sprint as the spectrum licensee. However, as the operator, the Company can be obligated to implement the microwave relocation plan.

Spectrum Auctions.    The Communications Act and the FCC rules generally require that broadband PCS spectrum be assigned to carriers through an auction or competitive bidding process. In some instances, bidders which qualify as small or very small businesses, as rural telephone companies, or as being controlled by Native Americans (so-called "Designated Entities"), receive benefits or preferences in these spectrum auctions for which Sprint and the Company would not qualify. The use of spectrum auctions to assign licenses, and the manner in which the auctions are structured to benefit Designated Entities may deprive Sprint or the Company of needed spectrum.

PCS License Renewal.    PCS licensees can renew their licenses for additional 10-year terms. PCS renewal applications are not subject to auctions. However, under the FCC's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The FCC's rules afford PCS renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the PCS renewal applicant has:

→	provided "substantial service" during its license term; and

→	substantially complied with all applicable laws and FCC rules and policies.

The FCC's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal.

Build-Out Conditions of PCS Licenses.    All PCS licenses are granted for 10-year terms conditioned upon timely compliance with the FCC's build-out requirements. Pursuant to the FCC's build-out requirements, all 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population within the assigned market area within five years and to two-thirds of the population within 10 years. All 10 MHz broadband PCS licensees must construct facilities that offer coverage to at least one-quarter of the population within five years or make a showing of "substantial service" within that five year period. Rule violations could result in license cancellation or revocation.

Other Federal Regulations.    Wireless service providers must comply with certain FCC and Federal Aviation Administration regulations regarding the siting, marking, lighting and construction of transmitter towers and antennas. The FCC requires that aggregate radio wave emissions from every site location meet certain standards. Although we believe that our existing network meets these standards, a site audit may reveal the need to reduce or modify emissions at one or more sites. This would increase our costs and could have a material adverse affect on our operations. In addition, these regulations will also affect site selection for new network build-outs and may increase the costs of improving our network. The increased costs and delays from these regulations may have a material adverse effect on our operations. In addition, the FCC's decision to license a proposed tower may be subject to environmental review pursuant to the National Environmental Policy Act of 1969, or NEPA, which requires federal agencies to evaluate the environmental impacts of their decisions under certain circumstances. FCC regulations implementing NEPA place responsibility on each applicant to investigate any potential environmental effects, including health effects relating to radio frequency emissions, of a proposed operation and to disclose any significant effects on the environment to the agency prior to commencing construction. In the event that the FCC determines that a proposed tower would have a significant environmental impact, the FCC would require preparation of an environmental impact statement. This process could significantly delay or prevent the registration or construction of a particular tower or make tower construction more costly. In certain jurisdictions, local laws or regulations may impose similar requirements.

In the fall of 2004, the FCC adopted measures in coordination with the Advisory Council on Historic Preservation and the National Conference of State Historic Preservation Officers. These provisions, known as the "Nationwide Programmatic Agreement" ("NPA"), were designed to ease the review process for wireless towers constructed near historic properties, but members of the wireless industry have complained to the FCC that the NPA actually increases unnecessary burdens for tower construction and gives undue authority to federally recognized Indian tribes and have also appealed the FCC's decision in federal court on jurisdictional grounds.

Wireless Facilities Siting.    States and localities are not permitted to regulate the placement of wireless facilities so as to prohibit the provision of wireless services or to discriminate among providers of such services. In addition, as long as a wireless system complies with the FCC's rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. State and localities are, however, permitted to engage in other forms of regulation, including zoning regulation, that impacts the Company's ability to select and modify sites. The FCC is considering numerous requests for preemption of local actions affecting wireless facilities siting.

State Regulation of Wireless Service.    Section 332 of the Communications Act preempts states from regulating the rates and market entry of CMRS providers. However, states may regulate the other terms and conditions of commercial mobile services, including customer billing information and practices, billing disputes, and other consumer protection matters. Some states have proposed or adopted "Wireless Consumer Bill of Rights" requirements, which may add significant compliance costs in states where they are effective. To the extent we provide fixed wireless service in the future, we may be subject to additional state regulation.

Management

DIRECTORS

AirGate is a direct wholly-owned subsidiary of Alamosa Holdings. The following tables set forth information concerning AirGate's directors as of the date of this prospectus. Effective as of the completion of Alamosa's acquisition of AirGate, AirGate's board of directors has been comprised of the same individuals as Alamosa Holdings' board of directors.

Name	Age	Positions
David E. Sharbutt	55	Chairman of the Board and Chief Executive Officer
Kendall W. Cowan	50	Chief Financial Officer and Secretary
Ray M. Clapp, Jr.	45	Director
Scotty Hart	54	Director
Schuyler B. Marshall	59	Director
Dr. Allen T. McInnes	67	Director
John F. Otto, Jr.	56	Director
Thomas F. Riley, Jr.	59	Director
Michael V. Roberts	56	Director
Steven C. Roberts	52	Director
Jimmy R. White	65	Director

David E. Sharbutt.    Mr. Sharbutt has been Alamosa's Chairman and a director since Alamosa was founded in July 1998 and was named Chief Executive Officer of Alamosa in October 1999. Mr. Sharbutt was formerly the President and Chief Executive Officer of Hicks & Ragland Engineering Co., an engineering consulting company, now known as CHR Solutions. Mr. Sharbutt was employed by CHR Solutions as a Senior Consultant from October 1999 until November 2000. He was employed by CHR Solutions from 1977 through 1999, where he worked with independent telephone companies in developing strategic, engineering and implementation plans for various types of telecommunications services. Before he joined CHR Solutions, Mr. Sharbutt was employed by Southwestern Bell.

Ray M. Clapp, Jr.    Mr. Clapp has served as a director since Alamosa was founded in July 1998. He is currently President of Mountain Peak Capital Corp., a private equity investment firm. From 1995 to April 2002, Mr. Clapp served as Managing Director, Acquisitions and Investments for The Rosewood Corporation, a diversified investment company and the primary holding company for Caroline Hunt Trust Estate. From 1989 to 1995 he held various officer level positions with The Rosewood Corporation and its subsidiaries. Prior to his employment with The Rosewood Corporation, Mr. Clapp was a consultant with Booz, Allen & Hamilton, a management consulting firm.

Kendall W. Cowan.    Mr. Cowan has served as a director of Alamosa since April 2003. He has been Alamosa's Chief Financial Officer since December 1999. From October 1993 to December 1999, he was a partner at the public accounting firm of Robinson Burdette Martin & Cowan, L.L.P. and from January 1986 to September 1993, he was a partner in the Lubbock and Dallas offices of Coopers & Lybrand. He provided consulting and accounting services to a wide range of clients at both firms, including public companies. He is a Certified Public Accountant and a member of both the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Mr. Cowan is also a director of several private companies.

Scotty Hart.    Mr. Hart has served as a director since Alamosa was founded in July 1998. He has also served since April 1995 as General Manager of South Plains Telephone Cooperative, Inc., a wireline and wireless telecommunications company, and previously as Assistant Manager of South Plains Telephone Cooperative. Mr. Hart is currently Vice President of SPPL, Inc., Chairman of the General Partners Committee for Caprock Cellular Limited Partnership and past Chairman for Texas RSA3 Limited Partnership, all affiliates of South Plains Telephone Cooperative. He is also General Manager of SPACE Mgt., Ltd., a wholly owned subsidiary of South Plains Telephone Cooperative, and

Secretary of Alamo Cellular, Inc., a non-public holding company with interests in a wireless telecommunications services provider and an affiliate of SPACE Mgt., Ltd. In addition, he is the general partner and a limited partner of Lubbock HLH, Ltd. and Lubbock Chapel, Ltd. He was President of Alamo IV LLC until its dissolution in November 1999. Mr. Hart has served as a director of Texas Statewide Telephone Cooperative, Inc., a non-public company.

Schuyler B. Marshall.    Mr. Marshall has served as a director of Alamosa since November 1999. He has served as President of The Rosewood Corporation since January 1999. From 1997 through 1998, he served as Senior Vice President and General Counsel, and Executive Director of The Rosewood Corporation, and as director and president of various of its subsidiaries. He currently serves as a member of the advisory board of Rosewood Capital IV, L.P., a San Francisco-based venture capital fund that focuses on e-commerce, telecommunications and other consumer oriented investments. Prior to his employment with The Rosewood Corporation, Mr. Marshall was a senior shareholder with Thompson & Knight, P.C., in Dallas, where he practiced law beginning in 1970.

Dr. Allen T. McInnes.    Dr. McInnes has served as a director of Alamosa since February 2003. Dr. McInnes became Dean of the Rawls College of Business at Texas Tech University in September 2001. From April 1996 to January 2000, he was CEO and President of Tetra Technologies, a medium-sized New York Stock Exchange oil field service and chemical company. He is currently a director of Tetra Technologies. He also currently serves as executive chairman of TGC Industries, a small geophysical company and is also chairman and a member of the board of Chase Packaging Corp. Prior to working at Tetra Technologies, Dr. McInnes served as Executive Vice President and a member of the board of directors of Tenneco, a multi-industry company with over $15 billion in sales. Some of his other board experience includes service on the boards of the American Graduate School for International Management-Thunderbird, the Advisory Council of the business school at the University of Texas and various local civic and national trade organizations.

John F. Otto, Jr.    Mr. Otto has served as a director of Alamosa since February 2003. He served as a Managing Director and head of the Global Telecommunications Group at Salomon Smith Barney, a member of Citigroup, Inc., before retiring to establish Waterfront Partners LLC, a private investment company. As a Managing Director at Citicorp, Mr. Otto led Salomon Smith Barney's efforts in directing initial financing and ongoing financial service support for telecommunications companies in various life stages of their business. Prior to joining Salomon Smith Barney in 1997, Mr. Otto served as Senior Managing Director and Head of the Media Group for Bear, Stearns & Co. Inc. He began his career on Wall Street with Merrill Lynch & Co., where he also served as a Managing Director. Mr. Otto currently serves on the board of JetEquity LLC (private aviation), Canal Industries (forest products, real estate), and several local civic & charitable groups.

Thomas F. Riley, Jr.    Mr. Riley, a licensed Certified Public Accountant, has served as a director since his appointment to Alamosa's board of directors on March 30, 2001, in connection with the completion of Alamosa's acquisition of Southwest PCS Holdings, Inc. Since January 1997, Mr. Riley has served as a board member and as Executive Vice President and Chief Operating Officer of Chickasaw Holding Co., a telecommunications company. From July 1999 to March 2001, Mr. Riley served as President and Chief Executive Officer of Southwest PCS. Before he joined Chickasaw Holding, Mr. Riley was associated with Dobson Communications Corp. from 1970 through 1996, first as external auditor and consultant, as Chief Financial Officer from 1986 through 1995 and as President of Dobson Telephone Co. in 1996.

Michael V. Roberts.    Mr. Roberts has served as a director since his appointment to Alamosa's board of directors on February 14, 2001, in connection with the completion of Alamosa's acquisition of Roberts Wireless Communications, L.L.C., of which Mr. Roberts formerly was a 50% owner. Mr. Roberts is co-founder of Roberts Broadcasting Company, which owns several television stations in medium-sized markets in the United States and has served as that company's Chairman and Chief Executive Officer since its founding in 1989. Mr. Roberts is also the founder of companies involved in commercial real estate development, construction management, corporate management consulting and communications towers.

Steven C. Roberts.    Mr. Roberts has served as a director since his appointment to Alamosa's board of directors on February 14, 2001, in connection with the completion of Alamosa's acquisition of Roberts Wireless, of which Mr. Roberts formerly was a 50% owner. Mr. Roberts is co-founder of Roberts Broadcasting Company and has served as that company's President and Chief Operating Officer since its founding in 1989. Mr. Roberts is the founder of companies involved in commercial real estate development and communications towers. He is currently a director of Falcon Products Inc. and served on the board of directors of Southside Bancshares Corp. until it was acquired by Allegiant Bancorp Inc.

Jimmy R. White.    Mr. White has served as a director since Alamosa was founded in July 1998. He is retired, having previously served as the General Manager of XIT Rural Telephone Cooperative, Inc. and its subsidiaries, XIT Telecommunication & Technology, Inc., XIT Cellular, and XIT Fiber, Inc., all wireline and wireless telecommunications services providers, since 1975. He was also the Treasurer of Alamo IV LLC until its dissolution in November 1999. He previously served as a director of Texas Telephone Association, a non-public company, Forte of Colorado, a general partnership, Rural Independent Competitive Alliance, a non-public company, and Alamo Cellular L.L.C., a limited liability company.

EXECUTIVE OFFICERS

The following table presents information with respect to Alamosa Holdings' current executive officers:

Name	Age	Title
David E. Sharbutt	55	Chairman of the Board of Directors and Chief Executive Officer
Kendall W. Cowan	50	Chief Financial Officer and Secretary
Steven A. Richardson	49	Chief Operating Officer
Anthony Sabatino	42	Chief Technology Officer and Senior Vice President of Engineering and Network Operations
Margaret Z. Couch	53	Chief Integration Officer
Loyd I. Rinehart	50	Senior Vice President of Corporate Finance

Set forth below is a brief description of the present and past business experience of each Alamosa Holdings' executive officer who is not also serving as a director.

Steven A. Richardson.    Mr. Richardson has been Alamosa's Chief Operating Officer since December 2002. From 2000 to 2001, he served as President of the Central Region for Cingular Wireless, directing the sales efforts for a five-state area. From 1999 to 2000 he served as President and General Manager for Southwestern Bell Wireless, Cingular Wireless' predecessor, with profit and loss responsibility for the Dallas/Fort Worth area. From 1997 to 1999, he served as Vice President and General Manager for Pacific Bell Wireless with profit and loss responsibility for San Diego and Las Vegas.

Anthony Sabatino.    Mr. Sabatino became Alamosa's Chief Technology Officer and Senior Vice President of Engineering and Network Operations in July 2000. From 1995 to July 2000, he was the National Radio Frequency (RF) Engineering Director for Sprint PCS and was an initial member of the Sprint PCS corporate launch team. Mr. Sabatino developed all National RF Engineering Standards. He also acted as design lead for a Sprint PCS new RF Interference Analysis Tool. Mr. Sabatino has served as a director and President of the PCIA Cost Sharing Clearinghouse and a member of the University of Kansas Advisory Committee representing electrical engineering.

Margaret Z. Couch.    Ms. Couch has been Alamosa's Chief Integration Officer since November 2003. Ms. Couch served as our Chief Marketing Officer from May 2001 to November 2003 and has been with Alamosa since 1999 in various capacities. From February to May 2001 she was Senior Vice President, South Central Region and from January 2000 to January 2001 she was General Manager and Vice President for the Great Plains and Northwest Regions. In January 1999, she started as General Manager for the West Texas Region. In 1987, Ms. Couch founded Performance Associates, Inc., a human resources and sales training consulting firm and in 1996 she founded CK BusinesSense,

Inc., which expanded the services provided by Performance Associates to include management consulting and assisting organizations in generating greater profitability. Ms. Couch has more than twenty years of management and leadership experience as a management consultant and trainer. She has worked with a vast array of clients, including communications, manufacturing, health care and financial companies as well as government, education and non-profit entities.

Loyd I. Rinehart.    Mr. Rinehart became Alamosa's Senior Vice President of Corporate Finance in June 2000. From June 1998 to June 2000, Mr. Rinehart served as Chief Financial Officer of Affordable Residential Communities, then the fourth largest owner of manufactured housing land-lease communities and one of the three largest independent retailers of manufactured homes. From June 1995 to June 1998, Mr. Rinehart served as Executive Vice President of Plains Capital Corporation, a bank holding company based in Lubbock, Texas. He was responsible for all non-Lubbock banking operations, including due diligence, modeling, the purchase or the establishment of additional locations and ultimately management. Prior to his employment with Plains Capital Corporation, Mr. Rinehart served as Chief Financial Officer of First Nationwide, a $15 billion thrift, and its predecessor financial institutions. Mr. Rinehart is a Certified Public Accountant.

Messrs. Michael V. Roberts and Steven C. Roberts are brothers. There is no family relationship among any other of AirGate's or Alamosa Holdings' directors or executive officers.

Security ownership of certain beneficial owners and management

AirGate is a wholly-owned subsidiary of Alamosa Holdings, Inc. The following table sets forth certain information as of March 15, 2005 (except as otherwise indicated) with respect to the number of shares of Alamosa Holdings' common stock and Series B Convertible Preferred Stock beneficially owned by each person who is known to us to be the beneficial owner of more than 5% of such class of stock, the number of shares of Alamosa Holdings' common stock and Series B Convertible Preferred Stock beneficially owned by each of our executive officers who were serving in such capacities on December 31, 2004 and directors and the number of shares of our common stock and Series B Convertible Preferred Stock, in each case, beneficially owned by all current executive officers and directors of Alamosa Holdings as a group. Except as otherwise indicated, each such stockholder has sole voting and investment power with respect to the shares beneficially owned by such stockholder.

Title of Class	Name and Address(1)	Amount and Nature of Beneficial Owner(2)		Percent of Class(2)
Common Stock	5% STOCKHOLDERS:
	FMR Corp.	11,949,874	(3)	8.52%
	82 Devonshire Street Boston, MA 02109
	South Plains Telephone Cooperative, Inc.	8,169,732	(4)	5.83%
	2425 Marshall Street Lubbock, TX 79415
	DIRECTORS AND EXECUTIVE OFFICERS:
	David E. Sharbutt	5,465,282	(5)(15)(21)	3.77%
	Ray M. Clapp, Jr.	115,934	(6)	*
	Kendall W. Cowan	3,389,160	(7)(15)(21)	2.37%
	Scotty Hart	72,398	(8)	*
	Schuyler B. Marshall	244,430	(9)	*
	Loyd I. Rinehart	258,931	(10)(15)(21)	*
	Michael V. Roberts	4,201,253	(11)	3.00%
	Steven C. Roberts	4,655,788	(12)	3.32%
	Anthony Sabatino	542,560	(13)(15)(21)	*
	Jimmy R. White	79,014	(14)	*
	Margaret Z. Couch	341,180	(15)(16)(21)	*
	Thomas F. Riley, Jr	222,674	(17)	*
	Steven A. Richardson	168,078	(15)(18)(21)	*
	John F. Otto, Jr	104,362	(19)	*
	Allen T. McInnes	43,898	(20)	*
	All Directors and Executive Officers	19,904,942		13.3%
Series B Convertible Preferred Stock
	DIRECTORS AND EXECUTIVE OFFICERS:
	Anthony Sabatino	25,735		5.37%
	All Directors and Executive Officers	25,735		5.37%

*	Less than one percent.

(1)	Except as otherwise indicated in the footnotes below, the address for each executive officer and director is 5225 S. Loop 289, Lubbock, Texas 79424.

(2)	Percentage of ownership is based on 140,183,356 shares of common stock and 478,987 shares of

Series B Convertible Preferred Stock outstanding as of March 15, 2005. Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any shares of capital stock if that person has or shares voting power or investment power with respect to that capital stock, or has the right to acquire beneficial ownership at any time within 60 days of March 15, 2005. As used herein, voting power is the power to vote or direct the voting of shares and investment power is the power to dispose or direct the disposition of shares.

(3)	Beneficial ownership is as of December 31, 2004. FMR Corp., a holding company, has filed with the SEC Amendment No. 1 dated February 14, 2005 to its statement on Schedule 13G to the effect that (a) it (directly or indirectly) has sole dispositive power over all these shares, (b) it has sole voting power over 1,574,100 of these shares and no shared voting power, (c) these shares are held principally by Fidelity Management & Research Company, a wholly-owned subsidiary, and (d) the family of Edward C. Johnson 3d, including Mr. Johnson, the Chairman of FMR Corp., and Abigail Johnson, a director, may be deemed to form a controlling group with respect to FMR Corp.

(4)	These shares are owned by SPACE Mgt, Ltd ("SPACE"), a wholly-owned subsidiary of South Plains Telephone Cooperative, Inc. South Plains Telephone Cooperative and SPACE share voting and investment power for these shares, as a result of their parent-subsidiary relationship. The address for SPACE is the same as the address for South Plains Telephone Cooperative.

(5)	Includes 312,867 shares held individually by Mr. Sharbutt, 48,824 shares held in Mr. Sharbutt's 401(k) plan account, 200 shares beneficially owned by Mr. Sharbutt's children, 122,500 shares of restricted stock, and 2,887,200 shares issuable pursuant to options exercisable within 60 days. Also includes 1,928,200 shares of common stock issuable pursuant to options exercisable within 60 days beneficially owned by Five S, Ltd. Mr. Sharbutt is a limited partner of Five S, Ltd. and President of Sharbutt Inc., the general partner of Five S Ltd., and may be considered a beneficial owner of the shares owned by Five S, Ltd. Mr. Sharbutt disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(6)	Includes 21,175 shares held individually by Mr. Clapp and 94,759 shares issuable pursuant to options exercisable within 60 days.

(7)	Includes 37,500 shares held individually by Mr. Cowan, 87,500 shares of restricted stock, and 1,647,000 shares issuable pursuant to options exercisable within 60 days. Includes 1,455,000 shares issuable pursuant to options exercisable within 60 days beneficially owned by Cowan Interests Inc. Mr. Cowan is a limited partner of Cowan Interests Inc.

(8)	Includes 18,000 shares held individually by Mr. Hart, 10,000 shares of restricted stock, and 44,098 shares issuable pursuant to options exercisable within 60 days and 300 shares held by Lubbock HLH, Ltd. Mr. Hart controls Lubbock HLH, Ltd. and is a beneficial owner of the shares held by Lubbock HLH, Ltd. Excludes 8,169,732 shares held by SPACE, as to which Mr. Hart disclaims beneficial ownership. Mr. Hart is the General Manager of South Plains Telephone Cooperative and SPACE, a wholly owned subsidiary of South Plains Telephone Cooperative. Mr. Hart's address is the same as the address for South Plains Telephone Cooperative.

(9)	Includes 30,000 shares held individually by Mr. Marshall, 500 shares held indirectly in an IRA account for Mr. Marshall, 10,000 shares of restricted stock, and 203,930 shares issuable pursuant to options exercisable within 60 days. Excludes 5,409,366 shares held by Caroline Hunt Trust Estate, as to which Mr. Marshall disclaims beneficial ownership. Mr. Marshall is the President of Rosewood Financial, Inc. and The Rosewood Corporation, both of which are wholly owned subsidiaries of Caroline Hunt Trust Estate. Additionally, Mr. Marshall is a director of various Caroline Hunt Trust Estate subsidiaries.

(10)	Includes 45,000 shares of restricted stock held by Mr. Rinehart and 177,250 shares issuable pursuant to options exercisable within 60 days.

(11)	Includes 4,121,487 shares held individually by Mr. Roberts, 10,000 shares of restricted stock,

68,641 shares issuable pursuant to options exercisable within 60 days, 1,000 shares held by Mr. Roberts and his wife together and 125 shares owned by Roberts Broadcasting Company. Mr. Roberts' shares voting and investment power with respect to the 1,000 shares held together with his wife and the shares owned by Roberts Broadcasting Company. Mr. Roberts is the Chairman, Chief Executive Officer and principal stockholder of Roberts Broadcasting Company.

(12)	Includes 4,411,643 shares held individually by Mr. Roberts, 10,000 shares of restricted stock, 83,020 shares issuable pursuant to options exercisable within 60 days, 100,000 shares held by Mr. Roberts and his wife together, 1,000 shares held by Mr. Roberts' wife, 125 shares owned by Roberts Broadcasting Company and 50,000 shares owned by SCD Investments, LLC. Mr. Roberts is the President and Chief Operating Officer and principal stockholder of Roberts Broadcasting Company. Mr. Roberts is also the sole member of SCD Investments, LLC and may be considered the beneficial owner of such shares. Mr. Roberts shares voting and investment power with respect to the 100,000 shares held by Mr. Roberts and his wife together, the 1,000 shares held by Mr. Roberts' wife and the shares owned by Roberts Broadcasting Company. Excludes 35,400 shares Mr. Roberts' wife holds in custodial account for their minor children, as to which shares Mr. Roberts disclaims beneficial ownership.

(13)	Includes 20,000 shares held individually by Mr. Sabatino, 50,000 shares of restricted stock, and 430,700 shares of common stock issuable pursuant to options exercisable within 60 days.

(14)	Includes 22,014 shares held individually by Mr. White, 10,000 shares of restricted stock, and 47,000 shares issuable pursuant to options exercisable within 60 days.

(15)	Includes shares held by the Alamosa 401(k) Savings Plan, as follows: Mr. Cowan, 16,919 shares; Mr. Rinehart, 10,115 shares; Mr. Sabatino, 20,565 shares; Ms. Couch, 11,036 shares; Mr. Sharbutt, 21,351 shares; and Mr. Richardson, 3,425 shares.

(16)	Includes 25,143 shares held individually by Ms. Couch, 40,000 shares of restricted stock and 199,590 shares issuable pursuant to options exercisable within 60 days.

(17)	Includes 10,000 shares of restricted stock held by Mr. Riley, 122,000 shares held by the TF Riley Trust and 15,500 shares held by the Patricia Riley Trust, both of which Mr. Riley is Trustee, and 79,174 shares issuable pursuant to options exercisable within 60 days. Excludes 3,233,030 shares held by Southwest PCS, L.L.C., as to which Mr. Riley disclaims beneficial ownership. Mr. Riley is an officer and director of Chickasaw Holding Company, and an officer of Southwest PCS, L.L.C. Chickasaw Holding Company is the managing member of Southwest PCS, L.L.C.

(18)	Includes 25,000 shares held individually by Mr. Richardson, 55,000 shares of restricted stock and 78,100 shares issuable pursuant to options exercisable within 60 days.

(19)	Includes 20,277 shares held individually by Mr. Otto, 10,000 shares of restricted stock and 74,085 shares issuable pursuant to options exercisable within 60 days.

(20)	Includes 20,277 shares held individually by Dr. McInnes, 10,000 shares of restricted stock and 13,621 shares issuable pursuant to options exercisable within 60 days.

(21)	Includes shares purchased through the Amended and Restated Alamosa Holdings, Inc. Employee Stock Purchase Plan, as follows: Mr. Sharbutt, 144,140; Mr. Cowan, 145,241; Mr. Rinehart, 26,566; Mr. Sabatino, 21,295; Ms. Couch, 65,411; and Mr. Richardson, 6,553.

Management compensation

DIRECTOR COMPENSATION

Alamosa Holdings' non-employee directors are granted 6,000 shares of Alamosa Holdings' common stock on the first business day of each year. These shares vest ratably over the twelve months following the date of grant and are subject to transferability restrictions for three years following the date of grant. Any non-employee director who joins the board of directors after the start of a year will receive a pro-rated grant of shares. In addition, each Alamosa Holdings' non-employee director receives an annual retainer of $20,000 (pro-rated for partial service) and $1,000 for each board or committee meeting attended. An additional $12,000 annual retainer is paid to the chairperson of any board committee, except that the chairperson of the audit committee is entitled to an annual retainer of $15,000. Non-employee directors are also permitted to elect to receive stock, subject to a 30 month transferability restriction, in lieu of cash fees otherwise payable in a quarter. Such shares are granted on the first business day of the next calendar year. A director who elects to receive additional shares in lieu of cash receives a 25% discount on the purchase price of the stock, which is measured as of the last day of the calendar quarter in respect of which the fees were payable. New non-employee board members also receive a one-time grant of stock in an amount determined in the discretion of the board of directors upon the recommendation of a compensation consultant retained by the compensation committee of the board of directors.

SUMMARY COMPENSATION TABLE.

The following table sets forth the compensation received by Alamosa Holdings' Chief Executive Officer and the four other most highly compensated executive officers (the "Covered Executives") with respect to the Company's 2004, 2003 and 2002 fiscal years.

			Annual Compensation		Long-Term Compensation
Name and Principal Position	Year		Salary	Bonus	Restricted Stock Award(s) (1)	Number of Securities Underlying Options	All Other Compensation
David E. Sharbutt	2004		$440,000	$410,150		425,000	$23,050	(2)
Chairman of the Board and	2003		$425,000	$205,063		250,000	$22,750
Chief Executive Officer	2002		$315,138	$232,776	$80,000	750,000	$33,994
Kendall W. Cowan	2004		$300,800	$286,407		375,000	$23,950	(2)
Chief Financial Officer	2003		$290,000	$136,693		150,000	$23,650
	2002		$220,723	$174,821	$48,000	350,000	$35,129
Steven A. Richardson	2004		$260,800	$261,840		125,000	$12,300	(2)
Chief Operating Officer	2003		$250,000	$70,625		150,000	$12,000
	2002	(3)	$20,833	—	$99,000	300,000	—
Anthony Sabatino	2004		$217,200	$192,016		150,000	$12,300	(2)
Chief Technology Officer and	2003		$210,000	$103,701		70,000	$12,000
SVP of Engineering and	2002		$189,510	$141,521	$32,000	200,000	$10,237
Network Operations
Loyd I. Rinehart	2004		$217,200	$175,991		150,000	$12,300	(2)
SVP of Corporate Finance	2003		$165,000	$90,974		70,000	$12,000
	2002		$166,040	$193,843	$32,000	200,000	$16,219

(1)	Messrs. Sharbutt, Cowan, Rinehart and Sabatino were granted 250,000, 150,000, 100,000 and 100,000 shares of restricted stock on October 1, 2002, respectively. 50% of these shares vested on October 1, 2003, 25% vested on October 1, 2004 and 25% will vest on October 1, 2005. Mr. Richardson was granted 100,000 shares of restricted stock on December 1, 2002. 50% of these shares vested on September 30, 2003, 25% vested on September 30, 2004 and 25% will vest on September 30, 2005. The value of the restricted stock awards as of the date of grant are shown in the table above. The value of the restricted stock holdings of the Covered Executives, as of December 31, 2004, is equal to the number of unvested shares he held on December 31, 2004 multiplied by $12.47, the per share closing price of our common stock on such date. These values are as follows: Mr. Sharbutt, $779,375; Mr. Cowan, $467,625; Mr. Rinehart, $311,750; Mr.

Sabatino, $311,750, and Mr. Richardson, $311,750. The shares of restricted stock granted to the Covered Executives entitle the holder to receive any dividends that we may pay on our common stock.

(2)	The amounts reflected in the All Other Compensation column represent the following payments and benefits: Mr. Sharbutt $10,750 for Company-paid life insurance premiums and $12,300 for Company contributions to the Company 401(k) plan; Mr. Cowan $11,650 for Company-paid life insurance and $12,300 for Company contributions to the Company 401(k) plan; and for Messrs. Richardson, Sabatino and Rinehart $12,300 for Company contributions to the Company 401(k) plan.

(3)	Mr. Richardson was employed by the Company beginning in December 2002, and the summary compensation set forth in the table above for 2002 reflects actual payments made by the Company to Mr. Richardson during 2002.

STOCK OPTION GRANTS IN LAST FISCAL YEAR.

The table below provides information regarding stock options granted to the Covered Executives in fiscal year 2004 and hypothetical gains for the options through the end of their respective ten year terms. In accordance with applicable requirements of the SEC, we have assumed annualized growth rates of the market price of our common stock over the exercise price of the option of 5% and 10%, running from the date the option was granted to the end of the option term. Actual gains, if any, depend on the future performance of Alamosa Holdings' common stock and overall conditions, and the information in this table should not be construed as an estimate of future stock price growth. Alamosa Holdings did not grant any stock appreciation rights in fiscal year 2004.

	Number of Securities Underlying Options Granted (1)	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)
Name					5%	10%
David E. Sharbutt	100,000	4%	$4.01	12/31/2013	252,187	639,091
	112,500	5%	$5.58	1/31/2014	394,789	1,000,472
	212,500	9%	$7.45	6/30/2014	996,619	2,523,094
Kendall W. Cowan	62,500	3%	$4.01	12/31/2013	157,617	399,432
	125,000	5%	$5.58	1/31/2014	438,654	1,111,635
	187,500	8%	$7.45	6/30/2014	878,487	2,226,259
Steven A. Richardson	62,500	3%	$4.01	12/31/2013	157,617	399,432
	62,500	3%	$7.45	6/30/2014	292,829	742,086
Anthony Sabatino	30,000	1%	$4.01	12/31/2013	75,656	191,727
	45,000	2%	$5.58	1/31/2014	157,915	400,189
	75,000	3%	$7.45	6/30/2014	351,395	890,504
Loyd I. Rinehart	30,000	1%	$4.01	12/31/2013	75,656	191,727
	45,000	2%	$5.58	1/31/2014	157,915	400,189
	75,000	3%	$7.45	6/30/2014	351,395	890,504

(1)	All stock options granted in 2004 to the Covered Executives had a six month vesting period.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES.

The following table provides summary information regarding option exercises in 2004 by the Covered Executives and the value of such unexercised options at December 31, 2004.

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (Exercisable/Unexercisable) ($)	Value of Unexercised In-the-Money Options at Fiscal Year-End (Exercisable/ Unexercisable) (2) ($)
David E. Sharbutt	0	0	2,880,000 / —	13,995,900/—
Kendall W. Cowan	150,000	1,071,600	2,180,000 / —	6,092,600/—
Steven A. Richardson	500,500	2,848,200	74,500 / —	453,300/—
Anthony Sabatino	128,000	680,500	292,000 / —	2,464,400/—
Loyd I. Rinehart	345,000	1,938,300	175,000 / —	386,000/—

(1)	The values in this column are based on the difference between fair market value and the exercise price at the time the respective options were exercised.

(2)	The values in this column are based upon the per share closing price of our common stock on December 31, 2004 of $12.47.

EQUITY COMPENSATION PLAN INFORMATION.

The following table presents information about Alamosa Holdings' equity compensation plans as of December 31, 2004:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity Compensation plans approved by security holders
Amended and Restated 1999 Long Term Incentive Plan (1)	9,739,332	$10.63	3,246,150
Third Amended and Restated Employee Stock Purchase Plan (2)	N/A	N/A	274,971
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	9,739,332	$10.63	3,521,121

(1)	The Amended and Restated 1999 Long Term Incentive Plan provides for an automatic increase of up to 800,000 in the number of shares reserved for issuance under the plan on the last day of each calendar year during the term of the plan. The automatic increase was approved by stockholders in 2001 and continues during the term of the plan.

(2)	The Third Amended and Restated Employee Stock Purchase Plan provides for an automatic increase of up to 200,000 in the number of shares reserved for issuance under the plan on the first day of each calendar year during the term of the plan.

EMPLOYMENT AGREEMENTS

David E. Sharbutt and Kendall W. Cowan.

Alamosa Holdings is a party to employment agreements, effective October 1, 2002, and amended as of January 1, 2005, with each of Messrs. Sharbutt and Cowan. Mr. Sharbutt's agreement will expire on December 31, 2007 and entitles him to receive an annual base salary of $425,000 in 2005, subject to increase from time to time. Mr. Sharbutt's agreement also provides that so long as he serves on the Alamosa Holdings board of directors he will serve as Chairman of the Board. Mr. Cowan's agreement will expire on December 31, 2006 and entitles him to receive an annual base salary of $400,000 in 2005, subject to increase from time to time. Messrs. Sharbutt and Cowan are eligible to receive an annual performance-based bonus with an initial target of $340,000 and $280,000, respectively. Messrs. Sharbutt and Cowan are entitled to participate in Alamosa's long-term incentive plans, including Alamosa's Amended and Restated 1999 Long Term Incentive Plan (the "LTIP"). Under the LTIP, Mr. Sharbutt will receive the following shares of restricted stock: 60,000 shares in 2005, 48,000 shares in 2006 and 38,400 shares in 2007. Mr. Cowan will receive the following shares of restricted stock: 50,000 shares in 2005 and 40,000 shares in 2006.

In addition, the agreements also provide for annual option grants, contingent upon continued employment. Mr. Sharbutt's agreement provides for him to receive options according to the following schedule: 80,000 in 2005; 64,000 in 2006 and 51,200 in 2007. Mr. Cowan's agreement provides for him to receive options according to the following schedule: 50,000 in 2005 and 40,000 in 2006.

The agreements entitle the executives to $5 million in term life insurance coverage, reimbursement for reasonable business expenses, a car allowance, reimbursement for approved club dues, reimbursement for an annual physical exam up to $5000, and financial planning services up to $10,000 per annum. The executives may participate in any incentive, retirement, life, medical, disability and other benefit plans available to our other executives with comparable responsibilities, subject to the terms of those programs.

Upon termination of employment by Alamosa Holdings without cause or by the executive for good reason, within thirty days after the date of termination, Alamosa Holdings will provide the terminated executive a lump-sum severance payment equal to the sum of: (i) one year's base salary; (ii) the higher of (x) the executive's target bonus or (y) the average annual bonus the executive earned over the two preceding years (the "Bonus"); and (iii) a pro-rated bonus for the year of termination. If such termination occurs within twelve months following a change in control, the terminated executive is instead entitled to three times his base salary and Bonus, plus a pro-rata bonus for the year of termination. In either case, the terminated executive will also receive continuing welfare and fringe benefits for one year following termination of his employment and all restricted stock and options granted to the executive under the agreement will become vested and exercisable. Further, each executive is entitled to receive a gross-up payment to make him whole if he becomes subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, as amended (the "Code"), on excess parachute payments; provided, however, that no gross-up payment will be made to the executive and the amount paid to the executive will be reduced if a reduction of 15% or less to the payments and benefits that the executive would receive on termination would not subject him to the excise tax imposed under Section 4999 of the Code. If a reduction is imposed, the reduction will be the minimum amount required so that the executive will not be subject to the excise tax on excess parachute payments.

The agreements contain non-compete and non-solicitation provisions effective for (i) two years following termination of employment without cause or for good reason within one year following a change in control or (ii) one year following termination of employment in any other circumstances. Generally, a change of control will occur for purposes of the agreements (and for the agreements described below) if (i) any person acquires 25% or more of the beneficial ownership of Alamosa Holdings, (ii) continuing directors (other than those approved) cease to constitute a majority of the board of directors, (iii) certain mergers or consolidations occur, (iv) stockholders approve any plan or proposal for the liquidation or dissolution of Alamosa Holdings or (v) there is a sale of substantially all of Alamosa Holdings' assets.

Steven A. Richardson, Anthony Sabatino and Loyd I. Rinehart.

Alamosa Holdings entered into an employment agreement with Mr. Anthony Sabatino on October 1, 2002, as amended as of January 1, 2005; Mr. Loyd I. Rinehart on October 1, 2002, as amended as of January 1, 2005; and Mr. Steven A. Richardson on December 1, 2002, as amended as of January 1, 2005. Each of these agreements will expire on December 31, 2006.

Pursuant to their employment agreements, as amended January 1, 2005, Mr. Sabatino is entitled to receive an annual base salary of $250,000 with a target annual bonus of $125,000; Mr. Rinehart is entitled to receive an annual base salary of $250,000 with a target annual bonus of $125,000; and Mr. Richardson is entitled to receive an annual base salary of $275,000 with a target annual bonus of $165,000.

The executives are entitled to participate in any long-term incentive plans Alamosa Holdings establishes, including the LTIP. Under the LTIP, the Compensation Committee will grant (i) Mr. Sabatino 25,000 shares of restricted stock in 2005 and 20,000 shares of restricted stock in 2006; (ii) Mr. Rinehart 20,000 shares of restricted stock in 2005 and 16,000 shares of restricted stock in 2006; and (iii) Mr. Richardson 30,000 shares of restricted stock in 2005 and 24,000 shares of restricted stock in 2006.

In addition, the agreements also provide for annual option grants. Mr. Sabatino's agreement provides for him to receive 30,000 options in 2005 and 24,000 options in 2006. Mr. Rinehart's agreement provides for him to receive 25,000 options in 2005 and 20,000 options in 2006. Mr. Richardson's agreement provides for him to receive 40,000 options in 2005 and 32,000 options in 2006.

The agreements entitle the executives to reimbursement for reasonable business expenses, reimbursement for approved club dues, and a car allowance. In the case of Mr. Richardson, he is also eligible for reimbursement for an annual physical exam up to $5,000, and each of Messrs. Sabatino and Rinehart is eligible for reimbursement for an annual physical exam up to $2,500. They may participate in any incentive, retirement, life, medical, disability and other benefit plans available to Alamosa Holdings' other executives with comparable responsibilities, subject to the terms of those programs.

Upon termination of employment by Alamosa Holdings without cause or by the executive for good reason, within thirty days of the date of termination, Alamosa Holdings will provide the terminated executive a lump-sum severance payment equal to: (i) one year's base salary; (ii) the higher of (x) the executive's target bonus or (y) the executive's Bonus; and (iii) a pro-rated bonus for the year of termination. If such termination occurs within twelve months following a change in control, the executive is instead entitled to receive two times base salary and Bonus, plus a pro-rata bonus for the year of termination. In either case, the terminated executive will also receive continuing welfare and fringe benefits for one year and all restricted stock and options granted to the executive under the agreement would become vested and exercisable.

Payments to Messrs. Sabatino and Rinehart will be reduced so that no amount will be subject to the excise tax imposed under Section 4999 of the Code if each such executive's after-tax position would be improved as a result of such reduction. Mr. Richardson is entitled to a gross-up payment on the same terms as are applicable to Messrs. Sharbutt and Cowan.

The agreements contain non-compete and non-solicitation provisions for two years following termination of employment without cause or for good reason within one year following a change of control or one year following termination of employment in any other circumstances.

Certain relationships and related transactions

AGREEMENTS WITH TECH TELEPHONE COMPANY

Alamosa entered into a telecommunications service agreement with Tech Telephone Company Limited Partnership ("TechTel") to install and provide telecommunications lines between Sprint PCS and Alamosa's Lubbock-based operations and between Alamosa's Lubbock-based operations and other markets. TechTel was a limited partnership whose general partner was an entity controlled by Mr. David Sharbutt, Alamosa's CEO and Chairman of the board of directors. The original term of the agreement is three years, but the agreement automatically renews upon expiration for additional successive 30-day terms by either party. Alamosa has also entered into a distribution agreement with TechTel, authorizing it to become a third party distributor of Sprint PCS products and services for Alamosa in Lubbock, Texas. The total amount paid under these contracts was $601,000, $902,000 and $1,157,000 during the years ended December 31, 2004, 2003 and 2002, respectively. The amounts included in accounts payable relative to these contracts were $1,000 and $89,000 at December 31, 2004 and 2003, respectively. TechTel was sold to an unrelated third party in October 2002.

AGREEMENTS WITH MESSRS. MICHAEL V. ROBERTS AND STEVEN C. ROBERTS

In connection with the acquisition of Roberts Wireless, Alamosa entered into a number of arrangements with Messrs. Michael V. Roberts and Steven C. Roberts and certain companies affiliated with them as described in more detail below. Michael V. Roberts and Steven C. Roberts became directors of Alamosa in February 2001.

Joint Venture Development Agreement—On October 30, 2000, Alamosa entered into a joint venture development agreement with Messrs. Michael V. Roberts and Steven C. Roberts. Pursuant to the agreement, if either Mr. Michael V. Roberts or Mr. Steven C. Roberts undertakes an international telecommunications business venture and desires for Alamosa to be involved in that project, then before either Mr. Michael V. Roberts or Mr. Steven C. Roberts enters into a letter of intent or binding agreement of any nature with another person regarding the project, they must give Alamosa written notice. Alamosa has 60 days to notify them of its desire to participate in the project. During such 60-day period, Alamosa has the exclusive right with respect to the project. Promptly after Alamosa gives a notice of participation, Alamosa and either Mr. Michael V. Roberts or Mr. Steven C. Roberts must form a project entity and execute an agreement setting forth the terms, covenants, conditions and provisions for the purpose, ownership, management, financing and operation of the project. Unless Alamosa and either Mr. Michael V. Roberts or Mr. Steven C. Roberts agree to a different arrangement, Alamosa will have a 50% interest in each project entity and will have full managerial control of each project entity. Except as described above, neither Alamosa nor Messrs. Michael V. Roberts and Steven C. Roberts is obligated to bring to the other any opportunity to participate in a project or any activity, domestic or international.

Consulting Agreements—On January 29, 2001, Alamosa entered into five-year consulting agreements with each of Messrs. Michael V. Roberts and Steven C. Roberts. The consulting agreements provide each of them with an annual compensation of $125,000 which is paid monthly.

Right of First Negotiation Agreement—On February 14, 2001, Alamosa entered into a right of first negotiation agreement with Roberts Tower which grants Roberts Tower a right to negotiate tower leases on a "build-to-suit" basis with Alamosa's present and future territory. During the term of the agreement, whenever Alamosa or one of its subsidiaries is required to "build-to-suit" communications towers within the present or future territories in which Alamosa operates, Alamosa must notify Roberts Tower and Roberts Tower will have the exclusive right for a period of 30 days to negotiate with Alamosa to provide such towers. After such 30-day period, if Alamosa has not reached an agreement with Roberts Tower, Alamosa may obtain such tower sites from other third parties. The term of this agreement is five years.

Resale Agreement—On February 14, 2001, Alamosa entered into a resale agreement with Messrs. Michael V. Roberts and Steven C. Roberts which permits Messrs. Michael V. Roberts and Steven C.

Roberts to buy air time at a discount for resale on a basis no less favorable than any other similar agreement to which Alamosa may be a party. Messrs. Michael V. Roberts and Steven C. Roberts may resell such airtime anywhere such resales are permitted under applicable law. Any arrangement between Alamosa and Messrs. Michael V. Roberts and Steven C. Roberts for resales and use of air time will be subject to all required approvals of Sprint, Sprint Spectrum and Sprint PCS and/or any other applicable Sprint entities.

Master Lease Agreement—On February 14, 2001, Roberts and Roberts Tower entered into a master lease agreement which provides for the lease from Roberts Tower by Roberts of certain buildings, towers, tanks and/or improvements thereon for the purpose of installing, operating and maintaining communications facilities and services thereon. The initial term of the master lease agreement expires in February 2006, and Roberts has the right to extend the initial term of the lease for four additional terms of five years each. The agreement provides for monthly payments aggregating to approximately $17,000 per tower per year at inception, subject to an annual adjustment of 4% per annum. Roberts subsequently assigned all of its right, title and interest in the master lease agreement to its wholly owned subsidiary, Alamosa Missouri Properties, LLC (formerly Roberts Wireless Properties, L.L.C). During the years ended December 31, 2004, 2003 and 2002, $3,037,000, $2,785,000 and $2,688,000, respectively, in rental expense was recorded under this agreement.

In addition to the specific agreements discussed above, Alamosa paid $194,000, $287,000 and $346,000 in 2004, 2003 and 2002, respectively, to Roberts Tower for other items including the lease of retail space and switching facility space.

OTHER RELATED PARTY TRANSACTIONS

On December 28, 1998, Alamosa entered into a long-term agreement to lease space for a retail store in Lubbock, Texas with Lubbock HLH, Ltd., principally owned by Mr. Hart, who is one of Alamosa's directors and the general manager of South Plains Advance Communications & Electronics, Inc. ("SPACE"). SPACE is a stockholder of Alamosa. This lease has a term of 15 years and provides for monthly payments subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year. During the years ended December 31, 2004, 2003 and 2002, $115,000, $110,000 and $110,000 per year, respectively, in rental expense was recorded in connection with this lease. No amount was payable at December 31, 2004. In addition to rental, $26,000, $24,000 and $20,000 was paid to Lubbock HLH, Ltd. in 2004, 2003 and 2002, respectively, for taxes and other expenses related to the leased property.

Description of the notes

The original notes were, and the new notes will be, issued under an indenture (the "Indenture"), dated October 25, 2004, by and among AirGate, the Guarantors and The Bank of New York Trust Company, N. A. as trustee (the "Trustee"). In this description, the word "AirGate" refers only to AirGate PCS, Inc. and not to any of its Subsidiaries. Capitalized terms used in this section and not otherwise defined below under the heading "Definitions" have the respective meanings assigned to them in the Indenture.

The terms of the original notes and the new notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. The original notes are, and the new notes will be, subject to all such terms, and reference is made to the Indenture and the Trust Indenture Act for a statement of those terms. The Indenture will be qualified as an indenture under the Trust Indenture Act.

The following summary of specific provisions of the Indenture, the Intercreditor Agreement and each of the Security Documents is not intended to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, the original notes and the new notes, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act, the Intercreditor Agreement and each of the Security Documents. We urge you to read the Indenture, the Intercreditor Agreement and each of the Security Documents because they define your rights as a holder of the Notes. A copy of the Indenture, the Intercreditor Agreement and each of the Security Documents is available upon request to AirGate.

The form and terms of the new notes are the same in all material respects as the form and terms of the original notes, except that the new notes will have been registered under the Securities Act of 1933 and, therefore, will not bear legends restricting their transfer. The original notes have not been registered under the Securities Act of 1933 and are subject to certain transfer restrictions.

GENERAL

AirGate issued the original notes in an aggregate principal amount of $175.0 million. The $175.0 million principal amount of the new notes offered in exchange for the original notes will be identical to the original notes (except for transfer restrictions applicable to the original notes). For purposes of this "Description of the Notes," references to the Notes include the original notes and the new notes, unless otherwise indicated. The Notes will mature on October 15, 2011. The Notes will be issued only in registered form without coupons and only in denominations of $1,000 and any integral multiple thereof. Except in limited circumstances, the Notes will be issued as a global note. See "Book-Entry System" below. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but we may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

The payment of principal, premium, if any, and interest on the Notes is unconditionally guaranteed on a senior secured basis by the Guarantors (the "Guarantees"). The Guarantors are collectively referred to as the "Guarantors" and are individually referred to as a "Guarantor." See "—Guarantees."

The Notes will be secured, on a first-priority basis, by Liens on substantially all of AirGate's and its Restricted Subsidiaries' existing and after-acquired assets. See "—Security."

RANKING

The payment of principal of and premium, if any, and interest on the Notes ranks pari passu in right of payment to all other senior obligations of AirGate. The Notes will be:

→	senior secured obligations of AirGate;

→	secured by a first-priority lien, subject to certain exceptions and Permitted Liens, on the Collateral described below under "—Security";

→	unconditionally guaranteed on a senior secured basis by the Guarantors;

→	pari passu in right of payment to all existing and future senior obligations of AirGate;

→	senior in right of payment to all existing and future obligations of AirGate that are subordinated in right of payment to the Notes, including the Second Priority Notes; and

→	effectively junior in right of payment to all existing and future debt and other liabilities of AirGate's Subsidiaries that are not Guarantors.

As of December 31, 2004 after giving effect to the offering of the Notes and the use of the proceeds therefrom, AirGate and its Restricted Subsidiaries would have had approximately $311.7 million of total outstanding Indebtedness comprised of the Notes and $159.0 million aggregate principal amount of Second Priority Notes ranking junior to the Notes.

As of the date of this prospectus, all of AirGate's Subsidiaries are "Restricted Subsidiaries." However, under the circumstances described below under the subheading "Selected Covenants—Designation of Restricted and Unrestricted Subsidiaries," AirGate will be permitted to designate Subsidiaries meeting particular requirements as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not Guarantee the Notes nor will assets of Unrestricted Subsidiaries secure the Notes and Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

AirGate issued the original notes in an initial aggregate principal amount of $175.0 million and is offering to exchange the original notes for a like principal amount of new notes. Under certain circumstances, the Indenture permits AirGate to incur up to an additional $50.0 million of debt and other obligations that may also be secured by liens on the Collateral that are pari passu with the liens securing the Notes. In addition, subject to certain restrictions, the Indenture permits AirGate to incur additional debt and other obligations that may be secured by liens on the Collateral that are junior to the liens securing the Notes. The Notes will mature on October 15, 2011.

Interest will be payable at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%, as determined by the calculation agent (the "Calculation Agent"), which shall initially be the Trustee. Interest on the Notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15, commencing on January 15, 2005. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding January 1, April 1, July 1 and October 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date with respect to the Notes.

Set forth below is a summary of certain of the defined terms used in the Indenture relating to the Notes.

"Determination Date," with respect to an Interest Period, will be the second London Banking Day preceding the first day of such Interest Period.

"Interest Period" means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date with respect to the Notes and end on and include January 14, 2005.

"LIBOR," with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank's offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank's rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period.

"London Banking Day" is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

"Representative Amount" means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

"Telerate Page 3750" means the display designated as "Page 3750" on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

The amount of interest for each day that the Notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The Calculation Agent will, upon the request of the holder of any Note, provide the interest rate then in effect with respect to the Notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Company, the Guarantors and the holders of the Notes.

The principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of AirGate in the City of New York maintained for such purposes, which initially will be the office of the Trustee or an affiliate of the Trustee located at 101 Barclay Street, New York, New York 10286.

MANDATORY SINKING FUND

The Notes are not subject to any sinking fund.

PAYING AGENT AND REGISTRAR FOR THE NOTES

The Trustee will initially act as Paying Agent and Registrar. We may change the Paying Agent or Registrar without prior notice to the holders of the Notes, and we or any of our Subsidiaries may act as Paying Agent or Registrar.

TRANSFER AND EXCHANGE

A Holder of Notes may transfer or exchange such Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the Indenture. We are not required to transfer or exchange any Note selected for redemption. Also, we are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes.

GUARANTEES

The Guarantors, jointly and severally, will fully and unconditionally guarantee our obligations on a senior secured basis under the Notes.

Each Guarantee will be:

→	pari passu in right of payment to all existing and future senior Indebtedness of each Guarantor; and

→	senior in right of payment to all existing and future subordinated Indebtedness of each Guarantor.

The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Risks Related to the Notes—The guarantees may not be enforceable because of fraudulent conveyance laws."

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into another Person, whether or not such Guarantor is the surviving Person, unless:

→	immediately after giving effect to that transaction, no Default or Event of Default exists; and either:

→	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor pursuant to a supplemental indenture and supplements to the Security Documents satisfactory to the Trustee; or

→	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture.

The Guarantee of a Guarantor will be released:

→	if we designate the Guarantor as an Unrestricted Subsidiary;

→	in connection with any sale of all of the capital stock of a Guarantor, if we apply the Net Proceeds of that sale in accordance with the applicable provisions of the Indenture; or

→	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, including by way of merger or consolidation, if we apply the Net Proceeds of that sale or other disposition in accordance with the applicable provisions of the Indenture.

See "—Repurchase at the Option of Holders—Asset Sales."

SECURITY

Pursuant to the Security Documents, the original notes were, and the new notes will be, secured by a first-priority security interest, subject to Permitted Liens, in the following personal property of AirGate and the Guarantors, whether now owned or hereafter acquired (collectively, the "Collateral"):

→	goods, accounts, accounts receivable and contract rights;

→	general intangibles;

→	intellectual property;

→	all chattel paper, documents, instruments and securities held by AirGate and the Guarantors;

→	cash, chattel paper, deposit accounts, securities accounts and other investment property;

→	After Acquired Real Property Interests;

→	all furniture, equipment, inventory and other personal property of AirGate and the Guarantors; and

→	proceeds and products of the foregoing;

provided that the Collateral shall not include (i) any real property interest of AirGate and the Guarantors other than an After Acquired Real Property Interest, (ii) any asset which is subject to a Lien permitted by clauses (2), (3), (5), (8) and (9) of the definition of Permitted Liens to the extent the instrument providing for such Lien prohibits the granting of a security interest in such asset, and (iii) any right, title or interest in any agreement, license, permit or instrument to which AirGate or a Guarantor is a party which is not material to the business of AirGate and the Guarantors and which contains a valid prohibition on the granting of a security interest in such asset.

The security interests created by the Security Documents with respect to cash and deposit accounts have not and will not be perfected. As a result, the Notes will not have the benefit of a perfected security interest in the cash of AirGate and the Guarantors. As of December 31, 2004, AirGate and its Subsidiaries had approximately $110 million of cash and short-term investments in deposit accounts. In addition, the Notes will not have a perfected security interest in any of the Collateral to the extent perfection cannot be effected through filings under the Uniform Commercial Code or through the taking possession by the collateral agent under the Security Documents (the "Collateral Agent") of stock certificates and debt securities. To the extent that any Collateral is not perfected, the Collateral Agent's rights will be equal to the rights of the general unsecured creditors of AirGate and the Guarantors in the event of a bankruptcy. Outside of a bankruptcy, the security interests of certain holders of Liens, such as judgment creditors and any creditor who obtained a perfected security interest in any of such Collateral would take priority over the Collateral Agent's security interest in the Collateral. Accordingly, there can be no assurance that the assets in which the Collateral Agent's security interest is unperfected will be available to satisfy obligations under the Notes. In addition, certain assets may be subject to Permitted Liens that would take priority over the security interests in such assets under the Security Documents.

The indenture and Security Documents permit AirGate to incur additional first-priority secured Indebtedness under certain circumstances, including capitalized leases, purchase money obligations and other Indebtedness secured by a first-priority lien on the underlying assets relating to such obligations. In some instances, the Notes will be secured by a second-priority security interest in such assets.

AirGate is permitted to issue certain additional debt or other obligations, including additional First Priority Indebtedness, secured by the Collateral, subject to the covenants described below under "—Selected Covenants—Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" and "—Limitation on Liens" and subject to compliance with the other debt that may be secured by the Collateral. The holders of certain Permitted Liens are entitled to control the Collateral under certain circumstances, including the sale or other disposition thereof to the extent permitted or not otherwise prohibited by the Indenture, and such persons and holders of Permitted Liens may have rights and remedies with respect to the Collateral that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Agent on behalf of the Holders of the Notes to realize or foreclose on the Collateral.

Upon any foreclosure or related sale of the assets constituting the Collateral by the Trustee, the proceeds will be applied to pay fees and expenses of the Collateral Agent and to repay First Priority Indebtedness, including the Notes. If such proceeds are insufficient to repay all First Priority Indebtedness, the Holders of the Notes would only have an unsecured claim against AirGate and the Guarantors for the remaining unpaid obligations with respect to the Notes. See "Risk Factors—Risks Related to the Notes—Proceeds from any sale of the collateral upon foreclosure may be insufficient to repay the notes in full."

No appraisals of any Collateral have been prepared by us or on our behalf in connection with this offering of the Notes. The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral.

Subject to certain terms and conditions in the Indenture and the Security Documents, AirGate and the Guarantors have the right to remain in possession and retain control of the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

AirGate and the Guarantors, as the case may be, will have the right to obtain a release from the Lien of the Security Documents of items of Collateral subject to a sale or disposition (the "Released Collateral"), and the Collateral Agent will release Released Collateral from the Lien of the relevant Security Document and reconvey the Released Collateral to AirGate or any such Guarantor upon compliance with the condition that AirGate delivers to the Collateral Agent the following:

(a)	a notice from AirGate requesting the release of Released Collateral, (i) specifically describing the proposed Released Collateral, (ii) stating that such Released Collateral is to be sold and that the consideration to be received in respect of the Released Collateral is at least equal to the fair market value of the Released Collateral and that such consideration is also to be made subject to the Lien of the Security Documents to the extent required by the Indenture, (iii) confirming the sale of, or an agreement to sell, such Released Collateral in a bona fide sale to a person that is not an Affiliate of AirGate or, in the event that such sale is to a person that is an Affiliate, confirming that such sale is made in compliance with the provisions set forth under "—Selected Covenants—Limitation on Transactions with Affiliates" and (iv) certifying that if the sale of such Released Collateral constitutes an Asset Sale, such Asset Sale complies with the terms and conditions of the Indenture with respect thereto, including, without limitation, the applicable provisions set forth under "—Selected Covenants—Limitation on Asset Sales"; and

(b)	an Officers' Certificate stating that (i) such sale covers only the Released Collateral or such other property that does not constitute Collateral subject to the sale or disposition, (ii) after giving effect to such sale or disposition, there is no Default or Event of Default in effect or continuing on the date thereof and the release of the Collateral will not result in a Default or Event of Default under the Indenture, and (iii) all conditions precedent in the Indenture, the Security Documents and the indenture and security documents governing the Second Priority Notes relating to the release in question have been complied with by AirGate and, in the event that there is to be a substitution of property for the Released Collateral subject to an Asset Sale, all documentation necessary to effect the substitution of such new Collateral and to subject such new Collateral to the Lien of the relevant Security Documents have been provided to the Collateral Agent.

The Indenture provides that AirGate and the Guarantors also shall be entitled, subject to compliance with the conditions set forth therein, to obtain the release of Collateral which has been taken by eminent domain or condemnation or in similar circumstances.

The Indenture provides that AirGate and the Guarantors shall be entitled to obtain a full release of all of the Collateral following legal defeasance or covenant defeasance of the Indenture as described below under "—Legal Defeasance and Covenant Defeasance."

Intercreditor Agreement

All rights against the Collateral are subject to the terms and provisions of the Intercreditor Agreement, dated October 25, 2004, among AirGate, the Guarantors, the Collateral Agent and the collateral agent for the holders of the Second Priority Notes. Pursuant to the Indenture, the Collateral Agent has the authority to act as the exclusive agent for each of the Holders of the Notes with respect to the Collateral, including the enforcement of any remedy against the Collateral.

For so long as the Notes (including any refinancing, substitution or replacements thereof) are outstanding, the decision of whether, and to what extent, to exercise remedies against the Collateral will be solely at the direction of the Collateral Agent.

The collateral agent for the Second Priority Notes will not have any right to initiate or direct the exercise of remedies against the Collateral for so long as the Notes and any similarly secured refinancings thereof are outstanding other than filing a claim of interest in a bankruptcy case with respect to the second priority liens in order to preserve its rights in the Collateral.

If any holder of the Second Priority Notes receives any cash proceeds or other monies in respect of the Collateral by exercise of any rights of set-off or otherwise at any time when such proceeds or monies are required to be delivered to the Collateral Agent under the Intercreditor Agreement, such proceeds will be applied in accordance with the terms of the Intercreditor Agreement.

The cash proceeds of any sales of, or collections on, any Collateral received upon the exercise of remedies will be applied pursuant to the Intercreditor Agreement in the order and priority as stated under "—Security."

The Intercreditor Agreement provides that the second priority liens will automatically be released on the applicable portion of the Collateral if (1) the Collateral Agent exercises any remedies in respect of such Collateral; or (2) such Collateral is sold or otherwise disposed of as permitted or not prohibited by the Indenture (unless prohibited under the indenture for the Second Priority Notes).

Certain Bankruptcy Limitations

The right of the Collateral Agent to foreclose upon and dispose of, or otherwise exercise remedies in respect of, the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against AirGate prior to the Collateral Agent having repossessed and disposed of, or otherwise exercised remedies in respect of, the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its collateral from a debtor in a bankruptcy case, or from disposing of collateral repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional collateral, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could foreclose upon or dispose of the Collateral or whether or to what extent Holders of the Notes would be adequately compensated for any delay in payment or loss of value of the Collateral.

REDEMPTION

Optional Redemption

The Notes will not be redeemable at the option of AirGate prior to October 15, 2006. Starting on that date, AirGate may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed as percentages of principal amount at maturity thereof, set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date (subject to the right of holders of record on the relevant date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Year	Percentage of Principal Amount at Maturity
2006	102.0%
2007	101.0%
2008 and thereafter	100.0%

Optional Redemption upon Equity Offerings.    At any time, or from time to time, on or prior to October 15, 2006, AirGate may, at its option, use the net cash proceeds of one or more Equity

Offerings to redeem up to 35% of the principal amount of the Notes issued under the Indenture at a redemption price equal to 100% of the principal amount so redeemed plus a premium equal to the interest rate per annum applicable on the date on which the notice of redemption is given, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

(1)	at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

(2)	AirGate makes such redemption not more than 90 days after the consummation of any such Equity Offering.

REPURCHASE AT THE OPTION OF HOLDERS

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require AirGate to repurchase all or any part, equal to $1,000 or an integral multiple thereof, of that Holder's Notes pursuant to a Change of Control Offer, as defined below. In the Change of Control Offer, AirGate will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase (subject to the right of holders of record on the relevant date to receive interest due on the relevant interest payment date). Within 30 days following any Change of Control, AirGate will mail a notice to each Holder of Notes describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes (a "Change of Control Offer") on the Change of Control Payment Date specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. AirGate will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, AirGate will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, AirGate will, to the extent lawful:

→	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

→	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

→	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by AirGate.

The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail or cause to be transferred by book entry to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

AirGate will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require AirGate to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that AirGate repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

AirGate will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by AirGate and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of AirGate and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require AirGate to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of AirGate and its Subsidiaries taken as a whole to another Person or group is uncertain.

On January 11, 2005, AirGate commenced a consent solicitation with respect to the notes and AirGate's outstanding 9 3/8% notes (together, the "Solicitation Notes"). The purpose of the consent solicitation was to obtain the requisite consents to amend the definition of "change of control" in each of the indentures governing the Solicitation Notes to eliminate the requirement that AirGate make a repurchase offer for the Solicitation Notes upon completion of Alamosa Holdings' acquisition of AirGate. The consent solicitation expired on January 25, 2005, and AirGate received the consents necessary to amend the definition of "change of control" in each of the indentures. Each of the holders of Solicitation Notes who validly delivered their consents prior to 5:00 pm., New York time, on January 25, 2005, received a consent payment equal to 0.25% of the principal amount of the Solicitation Notes represented by such consents.

Asset Sales

AirGate will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	AirGate or the Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	such fair market value is determined by AirGate's Board of Directors and, if such fair market value exceeds $5.0 million, is evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee; and

(3)	at least 75% of the consideration therefor received by AirGate or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

(a)	any liabilities, as shown on AirGate's or such Restricted Subsidiary's most recent balance sheet, of AirGate or any Restricted Subsidiary, other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee, that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases AirGate or such Restricted Subsidiary from further liability; and

(b)	any securities, Notes or other obligations received by AirGate or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by AirGate or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(4)	if such Asset Sale involves the transfer of Collateral, (a) such Asset Sale complies with the applicable provisions of the Security Documents and (b) all consideration (other than cash) received in such Asset Sale shall be expressly made subject to the Lien under the Security Documents.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, AirGate may apply such Net Proceeds at its option:

(1)	to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business which becomes part of, or which is or becomes, a Restricted Subsidiary;

(2)	to make a capital expenditure in assets that are used or useful in a Permitted Business; or

(3)	to acquire other long-term assets that are used or useful in a Permitted Business;

provided that if the assets disposed of in such Asset Sale were Collateral and had a fair market value of $3.0 million or more, the assets acquired pursuant to clauses (1) through (3) above are also Collateral.

Pending the final application of any such Net Proceeds, AirGate may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $10.0 million, AirGate will make an Asset Sale Offer to all Holders of Notes and all holders of other First Priority Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and other First Priority Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, AirGate may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture and the Security Documents. If the aggregate principal amount of Notes and other First Priority Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the other First Priority Indebtedness on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

AirGate will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, AirGate will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Events of Loss. The Indenture provides that in the event of an Event of Loss with respect to any Collateral with a fair market value (or replacement cost, if greater) in excess of $1.0 million, AirGate or the affected Guarantor, as the case may be, will apply any Net Loss Proceeds from such Event of Loss to the rebuilding, repair, replacement or construction of improvements to the affected Property (the "Subject Property"), with no concurrent obligation to make any purchase of any Notes if AirGate delivers to the Trustee within 90 days of such Event of Loss:

(1)	a written opinion from a reputable contractor that the Subject Property can be rebuilt, repaired, replaced or constructed and operating within 360 days from the date of such certification; and

(2)	an Officers' Certificate certifying that AirGate or the affected Guarantor has available from Net Loss Proceeds (including amounts collectible from the applicable insurance carrier) or other sources sufficient funds to complete the rebuilding, repair, replacement or construction described in clause (1) above.

Any Net Loss Proceeds that are not reinvested or not permitted to be reinvested as provided in the first sentence of this covenant will constitute Excess Loss Proceeds. When the aggregate amount of Excess Loss Proceeds received by AirGate and its Restricted Subsidiaries exceeds $10.0 million, AirGate will make an offer, on a pro rata basis (an "Event of Loss Offer"), to all holders of Notes and all holders of other First Priority Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds resulting from an Event of Loss to purchase the maximum principal amount of Notes and such other First Priority

Indebtedness that may be purchased out of the Excess Loss Proceeds. The offer price in any Event of Loss Offer will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the purchase date and will be payable in cash. If any Excess Loss Proceeds remain after consummation of any purchase contemplated by an Event of Loss Offer, AirGate may use such Excess Loss Proceeds for any purpose not otherwise prohibited by the Indenture and the Security Documents. Upon completion of any such Event of Loss Offer, the amount of Excess Loss Proceeds shall be reset to zero.

AirGate will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to an Event of Loss Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described hereunder, AirGate will comply with the applicable securities laws and regulations and will be deemed not to have breached its obligations under the covenant described hereunder by virtue of such conflict.

SELECTION AND NOTICE

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

→	if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

→	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

SELECTED COVENANTS

Limitation on Restricted Payments

AirGate shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly:

(1)	declare or pay any dividend on, or make any distribution to the holders of, any shares of its Equity Interests, other than dividends or distributions payable solely in its Equity Interests, other than Disqualified Stock, or in options, warrants or other rights to purchase any such Equity Interests, other than Disqualified Stock;

(2)	purchase, redeem or otherwise acquire or retire for value, other than value consisting solely of Equity Interests of AirGate that is not Disqualified Stock or options, warrants or other rights to acquire such Equity Interests that is not Disqualified Stock, any Equity Interests of AirGate, including options, warrants or other rights to acquire such Equity Interests;

(3)	redeem, repurchase, defease or otherwise acquire or retire for value, other than value consisting solely of Equity Interests of AirGate that is not Disqualified Stock or options, warrants or other rights to acquire such Equity Interests that is not Disqualified Stock, more than one year prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness that is subordinate, whether pursuant to its terms or by operation of law, in right of payment to the Notes; or

(4)	make any Investment that is not a Permitted Investment;

(each of the foregoing actions set forth in clauses (1) through (4), other than any such action that is a Permitted Investment, being referred to as a "Restricted Payment"), unless, at the time thereof, and after giving effect thereto,

(a)	no Default or Event of Default shall have occurred and be continuing;

(b)	AirGate would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described below under the caption "—Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock"; and

(c)	after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount of all Restricted Payments made on or after the Closing Date shall not exceed

(i)	the amount of (x) the Operating Cash Flow of AirGate after June 30, 2003 through the end of the latest full fiscal quarter for which consolidated financial statements of AirGate are available preceding the date of such Restricted Payment, treated as a single accounting period, less (y) 150% of the cumulative Consolidated Interest Expense of AirGate after June 30, 2003 through the end of the latest full fiscal quarter for which consolidated financial statements of AirGate are available preceding the date of such Restricted Payment treated as a single accounting period, plus

(ii)	the aggregate Net Proceeds, including the fair market value of property other than cash, as determined:

(A)	in the case of any property other than cash with a value less than $25 million, by the Board of Directors, whose good-faith determination shall be conclusive and as evidenced by a Board Resolution, or

(B)	in the case of any property other than cash with a value equal to or greater than $25 million, by an accounting, appraisal or investment banking firm of national standing and evidenced by a written opinion of such firm, received by AirGate from the issuance and sale, other than to a Restricted Subsidiary, on or after the Second Priority Notes Closing Date of shares of its Equity Interests other than Disqualified Stock, or any options, warrants or other rights to purchase such Equity Interests, other than Disqualified Stock, plus

(iii)	the aggregate Net Proceeds, including the fair market value of property other than cash, as determined:

(A)	in the case of any property other than cash with a value less than $25 million, by the Board of Directors, whose good-faith determination shall be conclusive and as evidenced by a Board Resolution, or

(B)	in the case of any property other than cash with a value equal to or greater than $25 million, by an accounting, appraisal or investment banking firm of national standing and evidenced by a written opinion of such firm, received by AirGate from the issuance or sale, other than to a Restricted Subsidiary, after the Second Priority Notes Closing Date of any Equity Interests of AirGate, other than Disqualified Stock, or any options, warrants or other rights to purchase such Equity Interests, other than Disqualified Stock, upon the conversion of, or exchange for, Indebtedness of AirGate or a Restricted Subsidiary, plus

(iv)	the aggregate Net Proceeds received by AirGate or any Restricted Subsidiary from the sale, disposition or repayment, other than to AirGate or a Restricted Subsidiary, of any Investment made after the Second Priority Notes Closing Date and constituting a Restricted Payment in an amount equal to the lesser of (x) the return of capital with respect to such Investment and (y) the initial amount of such Investment previously made (and treated as a Restricted Payment), in either case, less the cost of disposition of such Investment.

The foregoing limitations in this "Limitation on Restricted Payments" covenant do not limit or restrict the making of any Permitted Investment, and a Permitted Investment shall not be counted as a Restricted Payment for purposes of clause (c) above, except that a Permitted Investment made pursuant to clause (7) of the definition of Permitted Investments shall be counted as a Restricted Payment for the purposes of clause (c) above. In addition, so long as no Default or Event of Default shall have occurred and be continuing, the foregoing limitations do not prevent AirGate from:

(1)	the payment of a dividend on Equity Interests of AirGate within 60 days after the declaration thereof if, on the date when the dividend was declared, AirGate could have paid such dividend in accordance with the provisions of the Indenture;

(2)	the repurchase of Equity Interests of AirGate, including options, warrants or other rights to acquire such Equity Interests, from former employees or directors of AirGate or any Subsidiary thereof for consideration not to exceed $2.0 million in the aggregate in any fiscal year; provided that any unused amount in any 12-month period may be carried forward to one or more future periods; provided, further, that the aggregate amount of all such repurchases made pursuant to this clause (2) does not exceed $10.0 million in the aggregate;

(3)	the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for:

(a)	the proceeds of a capital contribution or a substantially concurrent offering of, shares of Equity Interests, other than Disqualified Stock, of AirGate or options, warrants or other rights to acquire such Equity Interests, or

(b)	Indebtedness that (i) is at least as subordinated in right of payment to the Notes, including premium, if any, and accrued and unpaid interest, as the Indebtedness being purchased and (ii) has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being repurchased, with Restricted Payments pursuant to this clause (3) not being counted as Restricted Payments for purposes of clause (c) above;

(4)	the repurchase, redemption or other acquisition of Equity Interests of AirGate, or options, warrants or other rights to acquire such Equity Interests, in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of our common stock, other than Disqualified Stock, of AirGate or options, warrants or other rights to acquire such Equity Interests;

(5)	the repurchase of 13½% notes as described under "Use of Proceeds;"

(6)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of AirGate to the holders of its Equity Interests on a pro rata basis; or

(7)	other Restricted Payments not to exceed $5.0 million in the aggregate at any time outstanding, with Restricted Payments pursuant to this clause not being counted as Restricted Payments for purposes of clause (c) above.

Restricted Payments made pursuant to clause (1) of the immediately preceding paragraph will be included in the calculation of subsequent Restricted Payments. In addition, if any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the second preceding paragraph to the extent such Investments would otherwise be so counted.

For purposes of clause (3) and (4) above, the net proceeds received by AirGate from the issuance or sale of its Equity Interests either upon the conversion of, or exchange for, Indebtedness of AirGate or any Restricted Subsidiary shall be deemed to be an amount equal to (a) the sum of (1) the principal amount or accreted value, whichever is less, of such Indebtedness on the date of such conversion or exchange and (2) the additional cash consideration, if any, received by AirGate upon such conversion or exchange, less any payment on account of fractional shares, minus (b) all expenses incurred in connection with such issuance or sale. In addition, for purposes of clause (3) and (4) above, the net proceeds received by AirGate from the issuance or sale of its Equity Interests upon the exercise of any options or warrants of AirGate or any Restricted Subsidiary shall be deemed to be an amount equal to (a) the additional cash consideration, if any, received by AirGate upon such exercise, minus (b) all expenses incurred in connection with such issuance or sale.

For purposes of this "Limitation on Restricted Payments" covenant, if a particular Restricted Payment involves a noncash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the fair market value of the noncash portion of such Restricted Payment, as determined by the Board of Directors, whose good-faith determination shall be conclusive and evidenced by a Board Resolution. Not later than the date of making any Restricted Payment, AirGate shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Limitation on Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

The amount of any Investment outstanding at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital, repayment of loans and return on capital, including interest and dividends, in each case, received in cash, up to the amount of such Investment on the date made.

Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock

AirGate shall not, and shall not permit any Restricted Subsidiary to, incur any Indebtedness, including Acquired Debt, other than Permitted Debt, and AirGate shall not issue any Disqualified Stock unless immediately after giving effect to the incurrence of such Indebtedness or the issuance of such Indebtedness or the issuance of such Disqualified Stock and the receipt and application of the net proceeds therefrom, including, without limitation, the application or use of the net proceeds therefrom to repay Indebtedness or make any Restricted Payment, the Consolidated Debt to Operating Cash Flow Ratio would be less than 6.5 to 1.0.

So long as no Default or Event of Default shall have occurred and be continuing or would be caused thereby, the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1)	the incurrence by AirGate and its Subsidiaries of Existing Indebtedness;

(2)	the incurrence by AirGate and the Guarantors of Indebtedness represented by the Notes issued on the Issue Date and the related Guarantees;

(3)	the incurrence by AirGate or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of leasing or financing all or any part of the purchase price or cost of construction or improvement of inventory, property, plant or equipment used in the business of AirGate or such Restricted Subsidiary, including telephone and computer systems and operating facilities, in an aggregate principal amount not to exceed $5.0 million at any time outstanding and the aggregate principal amount of such Indebtedness does not exceed the fair market value (on the date of incurrence thereof) of the property so leased or financed;

(4)	the incurrence by AirGate or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness, other than intercompany Indebtedness, that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (1), (2) or (11) of this paragraph;

(5)	the incurrence by AirGate or any of its Restricted Subsidiaries of intercompany Indebtedness between or among AirGate and any of its Wholly Owned Restricted Subsidiaries that are Guarantors; provided, however, that:

(a)	if AirGate or any Guarantor is the obligor on such Indebtedness, such Indebtedness, other than intercompany obligations owed by AirGate to AGW Leasing Company, Inc. relating to tower leases or licenses and leases of real property, must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of AirGate, or the Guarantee of such Guarantor, in the case of a Guarantor; and

(b)	(1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than AirGate or a Wholly Owned Restricted Subsidiary thereof that is a Guarantor and (2) any sale or other transfer of any such Indebtedness to a Person that is not either AirGate or a Wholly Owned Restricted Subsidiary thereof that is a Guarantor, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by AirGate or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6)	the incurrence by AirGate or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding;

(7)	the guarantee by AirGate or any of the Guarantors of Indebtedness of AirGate or a Restricted Subsidiary of AirGate that was permitted to be incurred by another provision of this covenant;

(8)	the incurrence by AirGate's Unrestricted Subsidiaries of Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of AirGate that was not permitted by this clause (8);

(9)	the accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock;

(10)	Indebtedness (A) in respect of performance, surety or appeal bonds or bankers' acceptances provided in the ordinary course of business; and (B) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of AirGate or any Restricted Subsidiary pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than guarantees of Indebtedness incurred by a person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by AirGate or any Restricted Subsidiary in connection with such disposition; and

(11)	the incurrence by AirGate or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount, or accreted value, as applicable, at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (11), not to exceed $75.0 million.

For purposes of determining compliance with this "Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (11) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, AirGate will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant.

Limitation on Amendment of Second Priority Notes

The Indenture will provide that AirGate shall cause the Notes to be designated as "Designated Senior Debt" under the indenture governing the Second Priority Notes, and that AirGate will not amend the terms of the indenture or security documents governing the Second Priority Notes in any manner that would affect the ranking of the Second Priority Notes or the Liens on the Collateral securing the Second Priority Notes in a manner materially adverse to the Holders of Notes.

Limitation on Liens

AirGate will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Lien of any kind, other than Permitted Liens, on or with respect to any property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

AirGate will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to AirGate or any of AirGate's Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to AirGate or any of its Restricted Subsidiaries;

(2)	make loans or advances to AirGate or any of AirGate's Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to AirGate or any of AirGate's Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	Existing Indebtedness as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness, as in effect on the date of the Indenture;

(2)	the Indenture, the Notes and the Security Documents;

(3)	applicable law;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by AirGate or any of its Restricted Subsidiaries as in effect at the time of such acquisition, except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5)	customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(6)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

(8)	Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens relating to Indebtedness otherwise permitted to be incurred and secured pursuant to the provisions of the covenants described above under the captions "—Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" and "—Limitation on Liens" that limit the right of AirGate or any of its Restricted Subsidiaries to dispose of the assets securing such Indebtedness;

(10)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(11)	restrictions on cash or other deposits or net worth imposed by customers or vendors under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

AirGate shall not, in any transaction or series of related transactions, merge or consolidate with or into, or sell, assign, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to, any Person, and shall not permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer or other disposition of the properties and assets of AirGate and its Restricted Subsidiaries, taken as a whole, substantially as an entirety to any Person, unless, at the time and after giving effect thereto:

(1)	either: (A) if the transaction or series of transactions is a consolidation of AirGate with or a merger of AirGate with or into any other Person, AirGate shall be the surviving Person of such merger or consolidation, or (B) the Person formed by any consolidation with or merger with or into AirGate, or to which the properties and assets of AirGate or AirGate and its Restricted Subsidiaries, taken as a whole, as the case may be, substantially as an entirety are sold, assigned, conveyed or otherwise transferred (any such surviving Person or transferee Person referred to in this clause (B) being the "Surviving Entity"), shall be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of AirGate under the Notes, the Indenture and the Security Documents and, in each case, the Indenture and the Security Documents, as so supplemented, shall remain in full force and effect;

(2)	immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis including any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions, no Default or Event of Default shall have occurred and be continuing; and

(3)	AirGate or the Surviving Entity will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable period, (A) have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of AirGate immediately preceding the transaction and (B) be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under the caption "Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock"; provided, however, that the foregoing requirements shall not apply to any transaction or series of transactions involving the sale, assignment, conveyance, transfer or other disposition of the properties and assets by any Restricted Subsidiary or AirGate to any other Restricted Subsidiary or AirGate, or the merger or consolidation of any Restricted Subsidiary with or into any other Restricted Subsidiary or AirGate.

The Indenture also provides that AirGate may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

In connection with any consolidation, merger, sale, assignment, conveyance, transfer or other disposition contemplated by the foregoing provisions, AirGate shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate stating that such consolidation, merger, sale, assignment, conveyance, transfer, or other disposition and the supplemental indenture in respect thereof, required under clause (1)(B) of the preceding paragraph, comply with the requirements of the Indenture and an opinion of counsel. Each such Officers' Certificate shall set forth the manner of determination of AirGate's compliance with clause (3) of the preceding paragraph.

For all purposes of the Indenture and the Notes, including the provisions described in the two immediately preceding paragraphs and the "Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" and "Designation of Restricted and Unrestricted Subsidiaries" covenants, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the "Designation of Restricted and Unrestricted Subsidiaries" covenant and all Indebtedness of the Surviving Entity and its Subsidiaries that was not Indebtedness of AirGate and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been incurred upon such transaction or series of transactions.

The Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of AirGate under the Indenture and the Security Documents, and the predecessor company shall be released from all its obligations and covenants under the Indenture, the Security Documents and the Notes.

Limitation on Transactions with Affiliates

AirGate will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

(1)	such Affiliate Transaction is on terms that are no less favorable to AirGate or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by AirGate or such Restricted Subsidiary with an unrelated Person; and

(2)	AirGate delivers to the Trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; provided, however, AirGate need not deliver such Officers' Certificate to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions that involve (i) aggregate consideration not in excess of $5.0 million and (ii) an Affiliate that (x) engages in a related telecommunication services business, (y) bids on, owns or leases spectrum or (z) provides management, billing or customer care services; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the holders of Notes of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, including payments made thereunder in securities or cash, entered into by AirGate or any of its Restricted Subsidiaries in the ordinary course of business of AirGate or such Restricted Subsidiary;

(2)	transactions between or among AirGate and/or its Restricted Subsidiaries;

(3)	payment of reasonable directors fees, expenses and indemnification (whether such payment is made pursuant to AirGate's charter or by-laws or a written agreement with any director or officer) to Persons who are not otherwise Affiliates of AirGate;

(4)	Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "—Limitation on Restricted Payments;" and

(5)	sales of Equity Interests, other than Disqualified Stock, and the grant of registration rights with respect thereto, to Affiliates of AirGate.

Additional Guarantees

If AirGate or any of its Restricted Subsidiaries acquires or creates another Restricted Subsidiary after the date of the Indenture, then that newly acquired or created Restricted Subsidiary must become a Guarantor and (1) execute a supplemental indenture satisfactory to the Trustee making the Restricted Subsidiary a party to the Indenture, (2) execute an endorsement of Guarantee, (3) deliver an Opinion of Counsel to the Trustee and (4) become a party to the Security Documents, in each case within 10 Business Days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary as an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by AirGate and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under paragraph (c) of the covenant described above under the caption "—Limitation on Restricted Payments" or Permitted Investments, as applicable. All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will only be permitted if such Restricted Payment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Limitation on Sale and Leaseback Transactions

AirGate will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that AirGate or any Restricted Subsidiary of AirGate that is a Guarantor may enter into a Sale and Leaseback Transaction if:

(1)	AirGate or that Guarantor, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the first paragraph of the covenant described above under the caption "—Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "—Limitation on Liens;"

(2)	the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the fair market value of the property that is the subject of such Sale and Leaseback Transaction, as determined in good faith by the Board of Directors and, if the aggregate consideration received in the Sale and Leaseback Transaction exceeds $1.0 million, is set forth in an Officers' Certificate delivered to the Trustee; and

(3)	the transfer of assets in that Sale and Leaseback Transaction is permitted by, and AirGate applies the proceeds of such transaction in compliance with, the covenant described above under the caption "Repurchase at the Option of Holders—Asset Sales."

Limitation on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries

AirGate will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of AirGate to any Person, other than AirGate or a Wholly Owned Restricted Subsidiary of AirGate, unless:

(1)	such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Restricted Subsidiary; and

(2)	such transfer, conveyance, sale, lease or other disposition is effected in accordance with the covenant described above under the caption "Repurchase at the Option of Holders—Asset Sales."

In addition, AirGate will not permit any Wholly Owned Restricted Subsidiary of AirGate to issue any of its Equity Interests, other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares, to any Person other than to AirGate or a Wholly Owned Restricted Subsidiary of AirGate.

Business Activities

AirGate will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses.

Payments for Consent

AirGate will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, AirGate will furnish to the Holders of Notes:

(1)	all quarterly and annual financial information that is required to be filed with the Commission on Forms 10-Q and 10-K to the extent AirGate does not file such Forms with the Commission, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by AirGate's independent accountants; and

(2)	all current reports that are required to be filed with the Commission on Form 8-K to the extent AirGate does not file such reports with the Commission.

If AirGate has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of AirGate and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of AirGate.

In addition, whether or not required by the Commission, AirGate will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability unless the Commission will not accept such a filing, within the time periods specified in the Commission's rules and regulations, and make such information available to securities analysts and prospective investors upon request.

EVENTS OF DEFAULT AND REMEDIES

Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on the Notes, whether or not prohibited by the subordination provisions of the Indenture;

(2)	default in payment when due of the principal of or premium, if any, on the Notes;

(3)	failure by AirGate or any of its Restricted Subsidiaries to comply with the provisions described under the captions "Repurchase at the Option of Holders—Change of Control" and "—Asset Sales."

(4)	failure by AirGate or any of its Restricted Subsidiaries for 60 days after notice to comply with any of the other agreements in the Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by AirGate or any of its Restricted Subsidiaries, or the payment of which is guaranteed by AirGate or any of its Restricted Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a)	is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6)	failure by AirGate or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	any Security Document or the Intercreditor Agreement is held to be unenforceable or invalid for any reason, the security interests purported to be created by the Security Documents are held to be unenforceable, invalid or impaired with respect to a material portion of the Collateral, AirGate or any Guarantor defaults in the performance of the terms of any of the Security Documents or the Intercreditor Agreement in a manner which adversely affects the enforceability or validity of the security interest on a material portion of the Collateral or in a manner which adversely affects the condition or value of a material portion of the Collateral, or AirGate or any Guarantor repudiates or disaffirms any of its obligations under any of the Security Documents or the Intercreditor Agreement;

(8)	except as permitted by the Indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee;

(9)	certain events of bankruptcy or insolvency with respect to AirGate, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

(10)	any event occurs that causes, subject to any applicable grace period, an Event of Termination under any of the Sprint Agreements; and

(11)	the occurrence of any Event of Default as defined in the indenture governing the Second Priority Notes.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to AirGate, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. For the purposes of clause (11) of the preceding paragraph, an Event of Default as defined in the indenture governing the Second Priority Notes that, in accordance with its terms, (x) requires the passage of a period of time shall not be an Event of Default with respect to the Notes prior to the passage of such period of time and/or (y) requires the giving of notice shall not be an Event of Default with respect to the Notes unless the Trustee or the holders of Notes shall provide notice in accordance with the provisions of the Indenture generally applicable to the giving of notices of default, but shall not require that the holders of Second Priority Notes provide any comparable notice.

Holders of the Notes may not enforce the Indenture, the Security Documents or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if it determines that withholding notice is in their interest.

The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of AirGate with the intention of avoiding payment of the premium that AirGate would have had to pay if AirGate then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to October 15, 2006, by reason of any willful action or inaction taken or not taken by or on behalf of AirGate with the intention of avoiding the prohibition on redemption of the Notes prior to October 15, 2006, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

AirGate is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, AirGate is required to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

No director, officer, employee, incorporator or stockholder of AirGate or any Guarantor, as such, shall have any liability for any obligations of AirGate or the Guarantors under the Notes, the Indenture, the Guarantees, the Intercreditor Agreement or any Security Document or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

AirGate may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Guarantees ("Legal Defeasance") except for:

(1)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(2)	AirGate's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and AirGate's obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, AirGate may, at its option and at any time, elect to have the obligations of AirGate and the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events, not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events, described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	AirGate must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and AirGate must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, AirGate shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) AirGate has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, AirGate shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument, other than the Indenture, to which AirGate or any of its Restricted Subsidiaries is a party or by which AirGate or any of its Restricted Subsidiaries is bound;

(6)	AirGate must have delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of AirGate between the date of deposit and the 91st day following the deposit and assuming that no holder is an "insider" of AirGate under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

(7)	AirGate must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by AirGate with the intent of preferring the holders of Notes over the other creditors of AirGate with the intent of defeating, hindering, delaying or defrauding creditors of AirGate or others; and

(8)	AirGate must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

Except as provided in the next two succeeding paragraphs, the Indenture, the Notes, the Guarantees, the Intercreditor Agreement or any Security Document may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes (it being understood that the provisions of the Intercreditor Agreement and the Security Documents that may by their terms be amended or supplemented without the consent of the Holders do not require the consent of the Holders contemplated hereby), including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing default or compliance with any provision of the Indenture, the Notes, the Intercreditor Agreement or any Security Document may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (it being understood that the provisions of the Intercreditor Agreement and the Security Documents that may by their terms be waived without the consent of the Holders do not require the consent of the Holders contemplated hereby), including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes.

Without the consent of each holder adversely affected, an amendment or waiver may not, with respect to any Notes held by a non-consenting holder:

(1)	reduce the aggregate of the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes, other than provisions relating to the covenants described above under the captions "—Repurchase at the Option of Holders—Change of Control" and "—Asset Sales;"

(3)	reduce the rate of or change the time for payment of interest on any Note;

(4)	waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration;

(5)	make any Note payable in money other than that stated in the Notes;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes;

(7)	waive a redemption payment with respect to any Note, other than a payment required by one of the covenants described above under the captions "—Repurchase at the Option of Holders—Change of Control" and "—Asset Sales;" or

(8)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Notes, AirGate and the Trustee may amend or supplement the Indenture, the Notes, the Intercreditor Agreement or any Security Document:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to provide for the assumption of AirGate's obligations to Holders under the Indenture, the Intercreditor Agreement or any Security Document, in the case of a merger or consolidation or sale of all or substantially all of AirGate's assets in accordance with the applicable provisions of the Indenture;

(4)	to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any holder;

(5)	to secure the Notes under the Indenture, to add Guarantees with respect to the Notes, or to confirm and evidence the release, termination or discharge of any such security or Guarantee when such release, termination or discharge is permitted by the Indenture and the Security Documents;

(6)	to add or release Collateral as permitted under the terms of the Indenture, the Intercreditor Agreement or the Security Documents;

(7)	to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or otherwise in obtaining an exemption from, or interpretation of, or in elaborating on, the requirements of the Trust Indenture Act or to enable AirGate to rely on existing interpretations of the Commission regarding the requirements of the Trust Indenture Act; or

(8)	to equally and ratably secure First Priority Indebtedness incurred in compliance with the provisions of the Indenture.

CONCERNING THE TRUSTEE

If the Trustee becomes a creditor of AirGate or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

DEFINITIONS

Set forth below are many of the defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

"13½% Notes" means the 13½% Senior Subordinated Discount Notes due 2009 of AirGate outstanding on the Closing Date.

"Acquired Debt" means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

"After Acquired Real Property Interest" means a fee interest in any individual or contiguous parcels of owned real property having a fair market value (as determined in good faith by the Board of Directors of AirGate) in excess of $2.0 million individually or in a series of one or more related transactions.

"Alamosa" means Alamosa Holdings, Inc., a Delaware corporation.

"Alamosa Merger Sub" means A-Co Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Alamosa.

"Asset Sale" means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory, accounts receivable and sales of surplus or obsolete property or equipment in the ordinary course of business consistent with industry practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of AirGate and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Selected Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests by any of AirGate's Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1)	any single transaction or series of related transactions that: (a) involves assets having a fair market value of less than $1.0 million; or (b) results in net proceeds to AirGate and its Restricted Subsidiaries of less than $1.0 million;

(2)	a transfer of assets between or among AirGate and its Wholly Owned Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to AirGate or to another Wholly Owned Restricted Subsidiary;

(4)	a Restricted Payment that is permitted by the covenant described above under the caption "—Selected Covenants—Limitation on Restricted Payments;" and

(5)	any transfer by AirGate or a Subsidiary of property or equipment with a fair market value of less than $5.0 million to a Person who is not an Affiliate of AirGate in exchange for property or equipment that has a fair market value at least equal to the fair market value of the property or equipment so transferred; provided that, in the event of a transfer described in this clause (5), AirGate shall deliver to the Trustee an officer's certificate certifying that such exchange complies with this clause (5); provided further that if the property or equipment exchanged constituted Collateral and had a fair market value of $3.0 million or more, the property or equipment so acquired also constitutes Collateral.

"Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person," as such term is used in Section 13(d)(3) of the Exchange Act, such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of AirGate to have been duly adopted by the Board of Directors, unless the context specifically requires that such resolution be adopted by a majority of the disinterested directors, in which case by a majority of such directors, and to be in full force and effect on the date of such certification and delivered to the Trustee.

"Capital Lease Obligation" means, as of any date of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"Capital Stock" means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests, whether general or limited; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, provided that the full faith and credit of the United States is pledged in support thereof, having maturities of less than one year from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of less than one year from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank, including the Trustee, having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having the highest rating obtainable from a Rating Organization and in each case maturing prior to one year after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"Change of Control" means the occurrence of any of the following:

(1)	the sale, transfer, conveyance or other disposition, other than by way of merger or consolidation, in one or a series of related transactions, of all or substantially all of the assets of AirGate and its Subsidiaries taken as a whole to any "person," as such term is used in Section 13(d)(3) of the Exchange Act;

(2)	the adoption of a plan relating to the liquidation or dissolution of AirGate;

(3)	the consummation of any transaction, including, without limitation, any merger or consolidation, the result of which is that any "person," as defined above, other than a Permitted Holder, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of AirGate (or any direct or indirect parent thereof), measured by voting power rather than number of shares;

(4)	the first day on which a majority of the members of the Board of Directors of AirGate are not Continuing Directors; or

(5)	AirGate or any direct or indirect parent company thereof consolidates with, or merges with or into, any Person (other than Alamosa or an affiliate thereof), or any Person (other than Alamosa or an affiliate thereof) consolidates with, or merges with or into, AirGate or any direct or indirect parent company thereof, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of AirGate or such direct or indirect parent company thereof, is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of AirGate or such direct or indirect parent company thereof outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock, other than Disqualified Stock, of the surviving or transferee Person (or its ultimate parent Person) constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (or such ultimate parent Person) immediately after giving effect to such issuance.

Notwithstanding anything to the contrary contained in this Indenture, neither the Merger nor any of the transactions contemplated by the Merger Agreement shall constitute a "Change of Control."

Notwithstanding the foregoing, a "Change of Control" shall not occur under clause (e) above in the event AirGate (or any direct or indirect parent company thereof) merges or consolidates with a Sprint PCS Affiliate, if

(a)	after announcement of the merger or consolidation but before consummation thereof,

(i)	there shall not have occurred any downgrading nor shall any notice have been given (that is not subsequently removed prior to the consummation thereof) of any potential or intended downgrading of any rating of the Notes to a rating that is lower than the rating that existed or was indicated prior to the announcement of the merger or consolidation, in any case by a Rating Organization, that is not subsequently removed prior to such consummation;

(ii)	there shall not have occurred any suspension or withdrawal of, nor shall any notice have been given of any potential or intended suspension or withdrawal of, any review (or of any potential or intended review) for a possible change that does not indicate the direction of the possible change in, any rating of the Notes (including, without limitation, the placing of any of the Notes on credit watch with negative or developing implications or under review with an uncertain direction) by any Rating Organization, in each case that is not subsequently removed prior to the consummation of such merger or consolidation;

(iii)	there shall not have occurred any change, nor shall any notice have been given of any potential or intended change, in the outlook for any rating of the Notes to a rating that is lower than the rating that existed or was indicated prior to the announcement of the merger or consolidation, in any case by any Rating Organization, that is not subsequently removed prior to the consummation of such merger or consolidation; and

(iv)	no Rating Organization shall have given notice that it has assigned (or is considering assigning) a rating to the Notes that is lower than the rating that existed or was indicated prior to the announcement of the merger or consolidation, that is not subsequently removed prior to such consummation;

(b)	the Beneficial Owners of Voting Stock of AirGate or such direct or indirect parent company thereof prior to the merger or consolidation continue to be the Beneficial Owners of at least 35% of the outstanding Voting Stock of AirGate or such direct or indirect parent company thereof or the surviving or transferee Person (or its ultimate parent Person) after the merger or consolidation; and

(c)	a majority of the members of the Board of Directors and the Chief Executive Officer, Chief Financial Officer and one additional "named executive officer" (as defined in Item 402(a)(3) of Regulation S-K under the Securities Act of 1933, as amended) of AirGate or such direct or indirect parent company thereof immediately prior to the merger or consolidation shall continue to serve in the same capacity or hold the same office, as the case may be, for AirGate or such direct or indirect parent company thereof or the surviving or transferee Person after the merger or consolidation.

"Closing Date" means the date on which the Notes were originally issued under the Indenture.

"Collateral" means, collectively, all of the property and assets that are from time to time subject to or required to be subject to the Liens created under the Security Documents.

"Consolidated Debt" means the aggregate amount of Indebtedness of AirGate and its Restricted Subsidiaries on a Consolidated basis outstanding at the date of determination.

"Consolidated Debt to Operating Cash Flow Ratio" means, at any date of determination, the ratio of (i) Consolidated Debt to (ii) the Operating Cash Flow for the period of the latest four fiscal quarters for which consolidated financial statements of AirGate are available.

"Consolidated Interest Expense" of any Person means, for any period, (1) the aggregate interest expense and fees and other financing costs in respect of Indebtedness (including amortization of original issue discount and non-cash interest payments and accruals), (2) the interest component in respect of Capital Lease Obligations and any deferred payment obligations of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP, (3) all commissions, discounts, other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs (including amortization of discounts) associated with interest rate swap and similar agreements and with foreign currency hedge, exchange and similar agreements and (4) the product of (a) all dividend payments, whether or not in cash, on any series of Preferred Capital Stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Capital Stock payable solely in Capital Stock of AirGate (other than Disqualified Stock) or to AirGate or its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis in accordance with GAAP.

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income, but not loss, of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Subsidiary thereof;

(2)	the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval that has not been obtained or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the Net Income, but not loss, of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries; and

(4)	the cumulative effect of a change in accounting principles shall be excluded.

"Consolidated Net Worth" means, with respect to any Person as of any date of determination, the sum of:

(1)	the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; plus

(2)	the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock, other than Disqualified Stock, that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

"Consolidation" means the consolidation of the accounts of each of the Restricted Subsidiaries with those of AirGate, if and to the extent that the accounts of each such Restricted Subsidiary would normally be consolidated with those of AirGate in accordance with generally accepted accounting principles; provided, however, that "Consolidation" shall not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of AirGate or any Restricted Subsidiary in any Unrestricted Subsidiary shall be accounted for as an investment. The term "Consolidated" has a correlative meaning.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of AirGate who:

(1)	was a member of such Board of Directors on the date of this Indenture; or

(2)	was nominated for election or elected to such Board of Directors either (i) with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election, or (ii) as a result of the Merger.

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Disqualified Stock" means any Capital Stock that, by its terms, or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require AirGate to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the "Repurchase at the Option of Holders—Change of Control" and "—Asset Sales" covenants described above and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to AirGate's repurchase of the Notes as are required pursuant to such covenants.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excludes any debt security that is convertible into, or exchangeable for, Capital Stock.

"Equity Offering" means either (a) an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act or (b) the sale of Qualified Capital Stock of the Company to one or more accredited or institutional investors.

"Event of Loss" means, with respect to any property, any (i) loss, destruction or damage of or to such property or (ii) condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property, or confiscation or requisition of the use of such property.

"Event of Termination" means any of the events described in (1) Section 11.3 of the Management Agreement; (2) Section 13.2 of the Trademark Agreement or (3) Section 13.2 of the Spectrum Trademark Agreement.

"Existing Indebtedness" means the $159.0 million in aggregate principal amount of Indebtedness of AirGate and its Restricted Subsidiaries in existence on the date of the Indenture.

"First Priority Indebtedness" means the Notes, the Guarantees and any other Indebtedness of AirGate and the Guarantors that is secured by a Lien permitted by clause (15) of the definition of "Permitted Liens."

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

"Government Securities" means (1) any security which is (a) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (b) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, is not callable or redeemable at the option of the issuer thereof, and (2) any depository receipt issued by a bank, as defined in the Securities Act, as custodian with respect to any Government Securities and held by such bank for the account of the holder of such depository receipt, or with respect to any specific payment of principal of or interest on any Government Securities which is so specified and held, provided that, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal or interest evidenced by such depository receipt.

"Guarantee" means any guarantee of the Notes by any Guarantor pursuant to the Indenture.

"Guarantors" means each of AGW Leasing Company, Inc., AirGate Network Services, LLC and AirGate Service Company, Inc. and any future subsidiary that guarantees the Notes in accordance with the provisions of the Indenture, and their respective successors and assigns.

"Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

"Indebtedness" means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of and premium (if any) in respect of (i) debt of such Person for money borrowed, and (ii) debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transactions (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Capital Stock (but excluding, in each case, any accrued dividends);

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Indebtedness represented by a Hedging Obligation shall be equal to (i) zero if such Hedging Obligation has been incurred pursuant to clause (6) of the second paragraph of the covenant described under "—Selected Covenants—Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock;" or (ii) the notional amount of such Hedging Obligation if not incurred pursuant to such clause.

"Intercreditor Agreement" means the intercreditor agreement, dated as of the Closing Date, between the Collateral Agent and the collateral agent for the Second Priority Notes, and consented to by AirGate and the Guarantors as the same may be amended, supplemented, restated, replaced or otherwise modified form time to time.

"Investments" means, with respect to any Person, all investments by such Person in other Persons, including Affiliates, in the forms of direct or indirect loans, including guarantees of Indebtedness or other obligations, advances or capital contributions, excluding commission, travel and similar advances to officers and employees made in the ordinary course of business, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If AirGate or any Restricted Subsidiary of AirGate sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of AirGate such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of AirGate, AirGate shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Selected Covenants—Limitation on Restricted Payments."

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code, or equivalent statutes, of any jurisdiction.

"Management Agreement" means the Management Agreement between SprintCom, Inc. and AirGate, dated as of July 22, 1998, and any exhibits, schedules or addendum thereto, as such may be amended, modified or supplemented from time to time.

"Merger" means the merger of the Company with Alamosa Merger Sub (or any other wholly-owned subsidiary of Alamosa) pursuant to the Merger Agreement.

"Merger Agreement" means the Agreement and Plan of Merger, dated as of December 7, 2004, by and among the Company, Alamosa and Alamosa Merger Sub, as such agreement may be amended from time to time.

"Net Income" means, with respect to any Person, the net income (loss) of such Person and its Restricted Subsidiaries, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain, but not loss, together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain, but not loss, together with any related provision for taxes on such extraordinary gain, but not loss.

"Net Loss Proceeds" means the aggregate cash proceeds received by AirGate or any of its Restricted Subsidiaries in respect of any Event of Loss, including, without limitation, insurance proceeds from condemnation awards or damages awarded by any judgment, net of the direct costs of recovery of such Net Loss Proceeds (including, without limitation, legal, accounting, appraisal and insurance adjuster fees and any relocation expenses incurred as a result thereof), amounts required to be applied to the repayment of Indebtedness secured by a Permitted Lien on the property subject to such Event of Loss ranking senior to the Lien securing the Notes (provided, that in case of any Event of Loss involving Collateral, such Lien constitutes a Permitted Lien of the type described in clauses (2), (3), (5), (8) or (9) of the definition of Permitted Liens that is permitted to be senior to the Liens granted to the Collateral Agent pursuant to the Security Documents on the property that was the subject of such Event of Loss), and any taxes attributable to such Event of Loss paid or payable as a result thereof.

"Net Proceeds" means the aggregate cash proceeds received by AirGate or any of its Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness secured by a Permitted Lien of the type described in clauses (2), (3), (5), (8) or (9) of the definition of Permitted Liens on the asset or assets that were the subject of such Asset Sale ranking senior to the Liens securing the Notes and appropriate amounts to be provided by AirGate or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by AirGate or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

"Non-Recourse Debt" means Indebtedness:

(1)	as to which neither AirGate nor any of its Restricted Subsidiaries (a) provides credit support of any kind, including any undertaking, agreement or instrument that would constitute Indebtedness, (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which, including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary, would permit upon notice, lapse of time or both any holder of any other Indebtedness, other than the Notes, of AirGate or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of AirGate or any of its Restricted Subsidiaries.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities of any kind payable under the documentation governing any Indebtedness.

"Officers' Certificate" means a certificate signed by the Chairman of the Board, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary, or an Assistant Secretary, of AirGate, and delivered to the Trustee.

"Operating Cash Flow" means, for any period, AirGate's Consolidated Net Income (Loss) plus, to the extent deducted in calculating Consolidated Net Income (Loss) for such period (i) depreciation, amortization and other non-cash charges, (ii) all amounts in respect of Consolidated Interest Expense, and all income taxes, whether or not deferred, applicable to such income period, all as determined on a consolidated basis in accordance with generally accepted accounting principles, (iii) amounts actually incurred in pursuit of claims against, or disputing claims by, Sprint PCS or any of its Affiliates, in an aggregate amount not to exceed $2 million in any one fiscal year period, provided that any portion of such amount not expended in any such one-year period may be carried forward into the succeeding one-year period but not in any subsequent year, (iv) amounts not in excess of $5 million in start-up costs actually incurred in connection with the provision of billing and customer care services and any similar services by AirGate or an Affiliate that had been provided to AirGate pursuant to the Sprint Agreements, (v) any restructuring costs or charges incurred in connection with the restructuring transactions described in this offering memorandum. For purposes of calculating Operating Cash Flow for the four fiscal quarters most recently completed for which financial statements are available prior to any date on which an action is taken that requires a calculation of the Operating Cash Flow to Consolidated Interest Expense Ratio or Consolidated Debt to Operating Cash Flow Ratio, (1) any Person that is a Restricted Subsidiary on such date (or would become a Restricted Subsidiary in connection with the transaction that requires the determination of such ratio) will be deemed to have been a Restricted Subsidiary at all times during such period, (2) any Person that is not a Restricted Subsidiary on such date (or would cease to be a Restricted Subsidiary in connection with the transaction that requires the determination of such ratio) will be deemed not to have been a Restricted Subsidiary at any time during such period and (3) if AirGate or any Restricted Subsidiary shall have in any manner acquired (including through commencement of activities constituting such operating business) or disposed of (including through termination or discontinuance of activities constituting such operating business) any operating business during or subsequent to the most recently completed four fiscal quarters, such calculation will be made on a pro forma basis on the assumption that such acquisition or disposition had been completed on the first day of such completed period.

"Paying Agent" means any Person authorized by AirGate to pay the principal of, and premium, if any, or interest on any Notes on behalf of AirGate.

"Permitted Business" means the business primarily involved in (a) the ownership, design, construction, development, acquisition, installation, integration, management and/or provision of communications systems, (b) the delivery or distribution of communications, voice, data or video services, (c) the provision of management, billing or customer care services or (d) any business or activity reasonably related or ancillary thereto, including, without limitation, any business conducted by AirGate or any Restricted Subsidiary on the Closing Date.

"Permitted Holder" means Alamosa or any Affiliate thereof.

"Permitted Investments" means:

(1)	any Investment in AirGate or in a Wholly Owned Restricted Subsidiary of AirGate that is a Guarantor;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by AirGate or any Restricted Subsidiary of AirGate in a Person, if as a result of such Investment:

(a)	such Person becomes a Wholly Owned Restricted Subsidiary of AirGate; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, AirGate or a Wholly Owned Restricted Subsidiary of AirGate;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Repurchase at the Option of Holders—Asset Sales;"

(5)	any acquisition of assets solely in exchange for the issuance of Equity Interests, other than Disqualified Stock, of AirGate;

(6)	Investments, the payment of which consists only of Equity Interests, other than Disqualified Stock, of AirGate;

(7)	Investments of up to $7.5 million during the period from the Issue Date to December 31, 2004 less the amount of any Investments made prior to the Issue Date and during fiscal 2004 (but not less than zero), $10 million in fiscal 2005, $12.5 million in fiscal 2006 and $15 million in fiscal 2007, in the aggregate, in one or more transactions in one or more entities that (i) will engage in a related telecommunications service business, (ii) will bid on, own or lease spectrum or (iii) will provide management, billing or customer care services; provided that, at the time of such Investment, AirGate could have incurred $1.00 of additional debt pursuant to the first paragraph of the covenant described in "Selected Covenants —Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock"; provided, further, that such amounts will be included in the calculation of subsequent Restricted Payments under the covenant described in "Selected Covenants—Limitation on Restricted Payments."

(8)	Investments in one or more transactions, not to exceed an aggregate of $5 million, in one or more entities that will provide management, billing or customer care services; and

(9)	other Investments in any Person having an aggregate fair market value, measured on the date each such Investment was made and without giving effect to subsequent changes in value, when taken together with all other Investments made pursuant to this clause (9) since the date of the Indenture, not to exceed $5.0 million.

"Permitted Liens" means:

(1)	Liens in favor of AirGate or the Guarantors;

(2)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with AirGate or any Restricted Subsidiary of AirGate; provided that such Liens (a) were in existence prior to the contemplation of such merger or consolidation, (b) are not incurred in anticipation of or in connection with such merger or consolidation, and (c) do not extend to any assets other than those of the Person merged into or consolidated with AirGate or the Restricted Subsidiary;

(3)	Liens on property existing at the time of acquisition thereof by AirGate or any Restricted Subsidiary of AirGate, provided that such Liens (a) were in existence prior to the contemplation of such acquisition, (b) are not incurred in anticipation of or in connection with the acquisition of such property and (c) do not extend to any assets other than those of the property acquired;

(4)	Liens and deposits made to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, letters of credit or other obligations of a like nature incurred in the ordinary course of business;

(5)	Liens to secure Indebtedness, including Capital Lease Obligations, permitted by clause (3) of the second paragraph of the covenant entitled "Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness;

(6)	Liens existing on the date of the Indenture including Liens securing the Second Priority Notes outstanding on the Issue Date; provided that any Liens securing the Second Priority Notes are subordinated to the Lien of the Security Documents pursuant to the terms of the Intercreditor Agreement;

(7)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(8)	Liens incurred in the ordinary course of business of AirGate or any Restricted Subsidiary of AirGate with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(9)	Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that any such Lien may not extend to any other property owned by AirGate or any Restricted Subsidiary; provided, further, that such Liens are not incurred in anticipation of or in connection with the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary;

(10)	Liens securing the Notes and the Guarantees outstanding on the Closing Date;

(11)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any

Indebtedness secured by any Lien referred to in the foregoing clauses (2), (3), and (6); provided that if the Liens securing the obligations being refinanced, refunded, extended, renewed or replaced are junior to the Liens securing the Notes and the Guarantees, such replacement Liens are junior to the Liens securing the Notes and the Guarantees to at least the same extent;

(12)	Liens imposed by law, such as carriers', warehousemen's and mechanics' liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings, or other Liens arising out of judgments or awards against such Person not giving rise to an Event of Default so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment or award shall have been finally determined, or the period within which such proceeding may be initiated shall not have expired;

(13)	Liens on assets of AirGate or any Restricted Subsidiary arising as a result of a sale and leaseback transaction with respect to such assets; provided that the proceeds from such sale and leaseback transaction are applied in accordance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

(14)	Liens to secure Indebtedness (and any guarantee of such Indebtedness) permitted to be incurred under (i) clause (11) of the covenant described in the caption "—Selected Covenants— Limitation of Incurrence of Indebtedness and Issuance of Preferred Stock" or (ii) the first paragraph of such covenant, provided that such Liens shall be junior to the Liens securing the Notes to at least the same extent as the Liens securing the Second Priority Notes; and

(15)	Liens on the Collateral ranking pari passu with the Liens securing the Notes securing Indebtedness incurred pursuant to the first paragraph of the "Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, including any additional Notes, not to exceed $50 million in aggregate principal amount at any time outstanding.

"Permitted Refinancing Indebtedness" means any Indebtedness of AirGate or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of AirGate or any of its Restricted Subsidiaries, other than intercompany Indebtedness; provided that:

(1)	the principal amount, or accreted value, if applicable, of such Permitted Refinancing Indebtedness does not exceed the principal amount of, or accreted value, if applicable, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by AirGate as necessary to accomplish such refinancing, plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded, plus the amount of reasonable expenses incurred in connection therewith;

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred either by AirGate or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof or other entity of any nature.

"Preferred Capital Stock," as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes, however designated, that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Qualified Capital Stock" means any Capital Stock that is not Disqualified Stock.

"Rating Organization" means Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies Inc., or Moody's Investors Service, Inc. and their respective successors.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

"Sale and Leaseback Transaction" means any arrangement with any Person (other than AirGate or a Subsidiary), or to which any such Person is a party, providing for the leasing, pursuant to a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP, to AirGate or a Restricted Subsidiary of any property or asset which has been or is to be sold or transferred by AirGate or such Restricted Subsidiary to such Person or to any other Person (other than AirGate or a Subsidiary) to which funds have been or are to be advanced by such Person.

"Second Priority Notes" means $159.0 million aggregate principal amount of Senior Subordinated Secured Notes due September 1, 2009 issued under an indenture dated as of February 4, 2004 by and among The Bank of New York Trust Company, N.A. as trustee, AirGate and the subsidiary guarantors named therein.

"Second Priority Notes Closing Date" means the date upon which the Second Priority Notes were first issued.

"Security Documents" means, collectively, the security agreements, pledge agreements, mortgages, deeds of trust, pledges, collateral assignments and other agreements or instruments, as amended, supplemented, replaced or otherwise modified from time to time, that evidence or create a security interest in any or all of the Collateral in favor of the Trustee and any Holders of the Notes.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

"Spectrum Trademark Agreement" means the Sprint Trademark and Service Mark License Agreement between Sprint Spectrum L.P. and AirGate, dated as of July 22, 1998, and any exhibits, schedules or addendum thereto, as such may be amended, modified or supplemented from time to time.

"Sprint Agreements" means the (1) Management Agreement; (2) Sprint PCS Services Agreement between Sprint Spectrum L.P. and AirGate, dated as of July 22, 1998, and any exhibits, schedules or addendum thereto, as such may be amended, modified or supplemented from time to time; (3) Trademark Agreement; and (4) Spectrum Trademark Agreement.

"Sprint PCS Affiliate" means any Person whose sole or predominant business is operating a personal communications services business pursuant to arrangements with Sprint Spectrum L.P. and/or its Affiliates, or their successors, similar to the Sprint Agreements.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means, with respect to any Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person, or a combination thereof; and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person, or any combination thereof.

"Trademark Agreement" means Sprint Trademark and Service Mark License Agreement between Sprint Communications Company, L.P. and AirGate, dated as of July 22, 1998, and any exhibits, schedules or addendum thereto, as such may be amended, modified or supplemented from time to time.

"Trustee" means the trustee under the Indenture.

"Unrestricted Subsidiary" means any Subsidiary of AirGate that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with AirGate or any Restricted Subsidiary of AirGate unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to AirGate or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of AirGate;

(3)	is a Person with respect to which neither AirGate nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of AirGate or any of its Restricted Subsidiaries; and

(5)	has at least one director on its board of directors that is not a director or executive officer of AirGate or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of AirGate or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of AirGate as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Selected Covenants—Limitation on Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of AirGate as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Selected Covenants—Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock," AirGate shall be in default of such covenant. The Board of Directors of AirGate may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of AirGate of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Selected Covenants—Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date of determination, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years, calculated to the nearest one-twelfth, that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

"Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which, other than directors' qualifying shares, shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

BOOK-ENTRY SYSTEM

The certificates representing the new notes will be issued in fully registered form without interest coupons.

New notes issued in the exchange offer will initially be represented by permanent global notes in fully registered form without interest coupons (each a "Global Note") and will be deposited with the Trustee as a custodian for The Depository Trust Company ("DTC") and registered in the name of a nominee of such depositary.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any), interest (including additional interest, if any) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to persons in states that require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated Securities shall be issued in exchange for beneficial interests in the Global Notes in accordance with the provisions of the Indenture.

Description of other indebtedness

We have outstanding $159.0 million aggregate principal amount of our 9 3/8% notes which we issued in February 2004. The 9 3/8% notes mature on September 1, 2009, and all of the 9 3/8% notes are currently outstanding. Interest on the 9 3/8% notes is payable semiannually. We are permitted, at our option, to redeem the 9 3/8% notes in whole or in part at any time after January 1, 2006, at a redemption price initially at 104.688% of the principal amount, declining ratably to 100% of the principal amount thereof on or after January 1, 2008, in each case together with accrued interest. The 9 3/8% notes are unconditionally guaranteed by our restricted subsidiaries, and the 9 3/8% notes are secured by second-priority liens, subject to certain exceptions and permitted liens, on substantially all of our and our restricted subsidiaries' existing and after-acquired assets. The 9 3/8% notes rank pari passu with our senior subordinated indebtedness and junior to our senior indebtedness.

The indenture governing the 9 3/8% notes contains certain restrictive covenants, including covenants which restrict our ability and the ability of our restricted subsidiaries to (i) incur more debt, (ii) create liens, (iii) repurchase stock and make certain investments, (iv) pay dividends, make loans or transfer property or assets, (v) enter into sale and leaseback transactions, (vi) transfer or dispose of all or substantially all of our assets and (vii) enter into transactions with our affiliates. In addition the indenture governing the 9 3/8% notes provides that in the event of defined changes in control or in certain circumstances, upon a sale of assets, we are required to make an offer to repurchase certain specific amounts of outstanding 9 3/8% notes.

On January 11, 2005, AirGate commenced a consent solicitation with respect to its 9 3/8% notes. The purpose of the consent solicitation was to obtain the requisite consents to amend the definition of "change of control" in the indenture governing the 9 3/8% notes to eliminate the requirement that AirGate make a repurchase offer for the 9 3/8% notes upon completion of Alamosa Holdings' acquisition of AirGate. The consent solicitation expired on January 25, 2005, and AirGate received the consents necessary to amend the definition of "change of control" in the indenture. Upon completion of the merger with Alamosa Holdings, the holders of 9 3/8% notes who validly delivered their consents prior to 5:00 pm., New York time, on January 25, 2005, received a consent payment equal to 0.25% of the principal amount of the 9 3/8% notes represented by such consents.

Material United States federal income tax considerations

GENERAL

The following is a discussion of the material United States federal income tax consequences of the exchange of original notes issued on October 25, 2004 for new notes and the purchase, ownership and disposition of the new notes. This summary deals only with notes held as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules such as dealers in securities, financial institutions, insurance companies, tax-exempt entities, partnerships and other pass-through entities, expatriates, persons holding the notes as part of a hedging or conversion transaction, a straddle or a constructive sale, and persons whose functional currency is not the United States dollar. This summary does not purport to be a complete analysis of all the potential tax considerations relating to the exchange offer. In addition, this discussion does not consider the effect of any applicable foreign, state, local or other tax laws or estate, gift or other tax laws.

As used in this summary: "United States Holder" means a beneficial owner of the notes, who or that: is a citizen or resident of the United States; is a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or political subdivision thereof; is an estate the income of which is subject to United States federal income taxation regardless of its source; or is a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable United States treasury regulations to be treated as a United States person; A "Foreign Holder" is a beneficial owner of notes that is an individual, corporation, trust or estate and not a United States Holder; "Code" means the United States Internal Revenue Code of 1986, as amended to date; and "IRS" means the United States Internal Revenue Service.

If a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships which hold notes should consult their tax advisors.

Special rules may apply to certain Foreign Holders, such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies," that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them or to their shareholders.

The discussion of the United States federal income tax considerations below is based on currently existing provisions of the Code, the applicable United States Treasury regulations promulgated and proposed under the Code, judicial decisions and administrative interpretations, all of which are subject to change, possibly on a retroactive basis. Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, non-United States or other tax laws and possible changes in the tax laws.

THE EXCHANGE OFFER

Pursuant to this exchange offer, holders are entitled to exchange the original notes for new notes that will be substantially identical in all material respects to the original notes, except that the new notes will be registered with the SEC and therefore will not be subject to transfer restrictions. We believe that the exchange pursuant to the exchange offer described above will not result in a taxable event. Accordingly,

→	no gain or loss will be realized by a United States Holder upon receipt of a new note;

→	the holding period of the new note will include the holding period of the original note exchanged therefor, and

→	the adjusted tax basis of the new note will be the same as the adjusted tax basis of the original note exchanged at the time of such exchange.

UNITED STATES HOLDERS

Interest.    A United States Holder will be required to include in gross income the stated interest on a note at the time that such interest accrues or is received, in accordance with the United States Holder's regular method of accounting for United States federal income tax purposes. The original notes were not and the new notes will not be issued with original issue discount and the remainder of this section so assumes.

Sale, exchange, or retirement of the notes.    A United States Holder's tax basis in a note generally will be its cost. A United States Holder generally will recognize gain or loss on the sale, exchange or retirement (including a redemption) of a note in an amount equal to the difference between the amount of cash plus the fair market value of any property received, other than any such amount attributable to accrued interest (which will be taxable as such if not previously included in income), and the United States Holder's tax basis in the note. Gain or loss recognized on the sale, exchange or retirement of a note generally will be capital gain or loss. In the case of a non-corporate United States Holder, the federal tax rate applicable to capital gains will depend upon the United States Holder's holding period for the notes, with a preferential rate available for notes held for more than one year, and upon the United States Holder's marginal tax rate for ordinary income. The deductibility of capital losses may be subject to certain limitations.

Market Discount.    If a United States Holder purchases a new note (or purchased the original note for which the new note was exchanged, as the case may be) at a price that is less than its principal amount, the excess of the principal amount over the United States Holder's purchase price will be treated as "market discount." However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the United States Holder purchased the note.

Under the market discount rules of the Code, a United States Holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, the note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income. In addition, the United States Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the new note (or the original note exchanged for the new note as the case may be).

In general, market discount will be considered to accrue ratably during the period from the date of acquisition of the new note (or the original note exchanged for a new note as the case may be) to the maturity date of the note, unless the United States Holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A United States Holder of a note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service. United States Holders should consult their own tax advisors before making this election.

Amortizable Bond Premium.    A United States Holder that purchases a new note (or purchased the original note for which the new note was exchanged as the case may be) for an amount in excess of its stated principal amount will be considered to have purchased the note with "amortizable bond premium" in an amount equal to such excess. A United States Holder may elect to amortize the premium over the remaining term of the note under a constant yield method. The amount amortized in any year will be treated as a reduction to the United States Holder's interest income from the note and will reduce the United States Holder's tax basis in the note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. United States Holders should consult their own tax advisors before making this election. Bond premium on a note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized upon disposition of the note.

FOREIGN HOLDERS

Interest.    Payments of interest on a note to a Foreign Holder will not be subject to United States federal withholding tax provided that: the interest is not effectively connected with the conduct by the Foreign Holder of a trade or business in the United States; the holder does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote; the holder is not a controlled foreign corporation that is related to us through stock ownership; the holder is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and the beneficial owner of the note certifies to us or our paying agent, under penalties of perjury, that it is not a United States person and provides its name and address on IRS Form W-8BEN (or a suitable substitute form).

Certain securities clearing organizations and other entities who are not beneficial owners may be able to provide a signed statement to us or our paying agent. However, in such case, the signed statement may require a copy of the beneficial owner's W-8BEN or the substitute form.

For purposes of this summary, we refer to this exemption from United States federal withholding tax as the "Portfolio Interest Exemption."

The gross amount of payments to a Foreign Holder of interest that does not qualify for the Portfolio Interest Exemption and that is not effectively connected to a United States trade or business will be subject to United States federal withholding tax at the rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A Foreign Holder will generally be subject to tax in the same manner as a United States Holder with respect to payments of interest or gain if such payments are effectively connected with the conduct of a trade or business by the Foreign Holder in the United States and, if an applicable tax treaty so provides, such interest or gain is attributable to a United States permanent establishment maintained by the Foreign Holder. Such effectively connected income received by a Foreign Holder, that is a corporation, may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate or, if applicable, a lower treaty rate.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with a United States trade or business, the Foreign Holder must provide us or our paying agent a properly executed IRS Form W-8BEN or IRS Form W-8ECI (or a suitable substitute form), as applicable, prior to the payment of interest. These forms must be periodically updated.

Foreign Holders should consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Sale, exchange or redemption of the notes.    A Foreign Holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale, exchange or retirement (including a redemption) of notes unless

(1) the holder is an individual who was present in the United States for an aggregate of 183 or more days during the taxable year of the sale, exchange or retirement and certain other conditions are met,

(2) the gain is effectively connected with the conduct of a trade or business of the holder in the United States and, if an applicable tax treaty so provides, such gain is attributable to a United States permanent establishment maintained by such holder, or

(3) a Foreign Holder is subject to tax pursuant to the provisions of the United States federal income tax law applicable to certain expatriates.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Backup withholding and information reporting may apply to certain payments of interest on a note and to the proceeds of the sale, redemption or other disposition of a note. We, our paying agent or a broker, as the case may be, will be required to withhold from any payment a backup withholding tax, currently at a rate of 28%, if a United States Holder (other than an exempt recipient such as a corporation) (1) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (2) is notified by the IRS that he has failed to report payments of interest or dividends properly or (3) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments. A United States Holder will generally be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to the applicable payor.

Information reporting requirements will apply to payments of interest to Foreign Holders where such interest is subject to withholding or is exempt from United States withholding tax pursuant to a tax treaty, or where such interest is exempt from United States tax under the Portfolio Interest Exemption discussed above. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Foreign Holder resides.

The payment of the proceeds from the disposition of notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the Foreign Holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note to or through a non-United States office of a non-United States broker that is not a "United States related person" will not be subject to information reporting or backup withholding. For this purpose, a "United States related person" is: a "controlled foreign corporation" for United States federal income tax purposes; a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence), is derived from activities that are effectively connected with the conduct of a United States trade or business; or a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in the United States treasury regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership, or if at any time during its taxable year, such foreign partnership is engaged in a trade or business in the United States.

In the case of the payment of proceeds from the disposition of notes to or through a non-United States office of a broker that is either a United States person or a United States related person, United States treasury regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Foreign Holder and the broker has no knowledge to the contrary.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

Holders of notes should consult their own tax advisors regarding the application of information reporting and backup withholding to their particular circumstances.

Plan of distribution

If you wish to exchange your original notes in the exchange offer, you will be required to make representations to us as described in "The Exchange Offer—Exchange Offer Procedures" in this prospectus and in the letter of transmittal. In addition, each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed to use our reasonable best efforts to make this prospectus, as amended or supplemented, available to any broker-dealer for a period of 90 days after the date of this prospectus for use in connection with any such resale.

The exchange offer is not being made to, nor will we accept surrenders of original notes for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

The distribution of this prospectus and the offer and sale of the new notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the new notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

Based on interpretive letters issued by the SEC staff to other, unrelated issuers in transactions similar to the exchange offer, we believe that the new notes would be freely transferable by holders of the original notes other than affiliates of AirGate after this exchange offer without further registration under the Securities Act if the holder of the new notes represents that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in a "distribution," as defined under the Securities Act, of the new notes and that it is not an "affiliate," as defined under the Securities Act, of AirGate; provided, however, that participating broker-dealers receiving new notes in this exchange offer will have a prospectus delivery requirement with respect to resales of such new notes.

The staff of the SEC has taken the position that any participating broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new notes (other than a resale of an unsold allotment resulting from the original offering of the original notes).

If a prospectus includes a plan of distribution containing a statement to the effect set forth in the preceding paragraph and the means by which participating broker-dealers may resell the new notes, without naming the participating broker-dealers or specifying the amount of new notes owned by them, a prospectus, such as this one, may be delivered by participating broker-dealers to satisfy their prospectus delivery obligations under the Securities Act in connection with resales of new notes for their own accounts, so long as the prospectus otherwise meets the requirements of the Securities Act.

Any profit on these resales of new notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 90 days after the date of this prospectus, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the original notes, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the original notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

A broker-dealer desiring that the exchange offer registration statement be kept continuously effective for resales of new notes must notify the issuer in writing that, among other things, such broker-dealer acquired new notes as a result of market-making or other trading activities such that the broker-dealer would be required to deliver a prospectus under the Securities Act upon a subsequent sale or other disposition of the new notes. A broker-dealer making dispositions of new notes pursuant to the exchange offer registration statement will be required to suspend its use of the prospectus included in the exchange offer registration statement, as amended or supplemented, under specified circumstances upon receipt of written notice to that effect from the issuer.

We will not receive any proceeds from any sale of the new notes by broker-dealers. Broker-dealers acquiring new notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such new notes.

Legal matters

The validity of the new notes will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Experts

The consolidated financial statements and schedule of AirGate PCS, Inc. and subsidiaries as of September 30, 2004 and 2003, and for each of the years in the three-year period ended September 30, 2004, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We currently file reports and other information with the Securities and Exchange Commission, or SEC. Those reports and other information so filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of those materials can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room is available by calling the Commission at 1-800-SEC-0330. The SEC also maintains a site on the World Wide Web at http:// www.sec.gov, which contains reports and other information regarding registrants.

We filed a registration statement on Form S-4 to register with the SEC the securities offered by this prospectus. This prospectus is a part of that registration statement. As allowed by the rules of the SEC, this prospectus does not contain all of the information you can find in our registration statement or the exhibits to the registration statement.

You should rely only on the information or representations provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Our selling securityholders may not make an offer of our securities in any state where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF AIRGATE PCS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
AirGate PCS, Inc.:

We have audited the accompanying consolidated balance sheets of AirGate PCS, Inc. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended
September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AirGate PCS, Inc. and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Atlanta, Georgia
December 13, 2004

AIRGATE PCS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share amounts)

	September 30,
	2004	2003
ASSETS:
Current assets:
Cash and cash equivalents	$13,453	$54,078
Short-term investment securities	55,000	—
Accounts receivable, net of allowance for doubtful accounts of $5,517 and $4,635	20,329	26,994
Receivable from Sprint	23,601	15,809
Inventories	3,052	2,132
Prepaid expenses	983	2,107
Other current assets	23	145
Total current assets	116,441	101,265
Property and equipment, net of accumulated depreciation and amortization of $177,729 and $129,986	144,324	178,070
Financing costs	3,071	6,682
Direct subscriber activation costs	1,846	3,907
Other assets	965	992
Total assets	$266,647	$290,916
LIABILITIES AND STOCKHOLDERS' DEFICIT:
Current liabilities:
Accounts payable	$2,128	$5,945
Accrued expenses	18,967	12,104
Payable to Sprint	40,879	45,069
Deferred revenue	9,107	7,854
Current maturities of long-term debt	21,200	17,775
Total current liabilities	92,281	88,747
Deferred subscriber activation fee revenue	3,172	6,701
Other long-term liabilities	3,090	1,841
Long-term debt, excluding current maturities	248,396	386,509
Investment in iPCS	—	184,115
Total liabilities	346,939	667,913
Commitments and contingencies	—	—
Stockholders' deficit:
Preferred stock, par value, $.01 per share; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value, $.01 per share; 30,000,000 shares authorized; 11,768,058 and 5,192,238 shares issued and outstanding at September 30, 2004 and 2003	118	52
Additional paid-in-capital	1,046,551	924,095
Accumulated deficit	(1,126,961)	(1,300,941)
Unearned stock compensation	—	(203)
Total stockholders' deficit	(80,292)	(376,997)
Total liabilities and stockholders' deficit	$266,647	$290,916

See accompanying notes to the consolidated financial statements

AIRGATE PCS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share amounts)

	Years Ended September 30,
	2004	2003	2002
Revenues:
Service revenue	$254,488	$251,481	$226,504
Roaming revenue	69,708	68,222	74,013
Equipment revenue	12,912	11,645	13,027
Total revenues	337,108	331,348	313,544
Operating expenses:
Cost of service and roaming (exclusive of depreciation and amortization, as shown separately below)	161,430	187,365	204,153
Cost of equipment	29,109	21,522	27,778
Selling and marketing	50,859	51,769	79,099
General and administrative	22,430	23,347	18,143
Depreciation and amortization of property and equipment	47,829	46,494	40,764
Loss on disposal of property and equipment	48	518	1,074
Total operating expenses	311,705	331,015	371,011
Operating income (loss)	25,403	333	(57,467)
Interest income	747	187	161
Interest expense	(36,285)	(42,706)	(35,474)
Loss from continuing operations before income tax	(10,135)	(42,186)	(92,780)
Income tax	—	—	—
Loss from continuing operations	(10,135)	(42,186)	(92,780)
Discontinued operations:
Loss from discontinued operations net of $28,761 income tax benefit for 2002	—	(42,571)	(903,837)
Gain on disposal of discontinued operations net of $0 income tax expense	184,115	—	—
Net income (loss)	$173,980	$(84,757)	$(996,617)
Basic and diluted earnings (loss) per share:
Loss from continuing operations	$(1.10)	$(8.14)	$(19.53)
Income (loss) from discontinued operations	19.98	(8.22)	(190.27)
Net income (loss)	$18.88	$(16.36)	$(209.80)
Basic and diluted weighted-average number of shares outstanding	9,216,778	5,181,683	4,750,301

See accompanying notes to the consolidated financial statements.

AIRGATE PCS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(Dollars in thousands, except share amounts)
Years ended September 30, 2004, 2003, and 2002

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Unearned Stock Compensation	Total Stockholders' Deficit
	Shares	Amount
Balance at September 30, 2001	2,672,996	$27	$168,362	$(219,567)	$(1,546)	$(52,724)
Issuance of common stock in merger with iPCS	2,472,514	25	706,620	—	—	706,645
Stock options and warrants assumed in merger with iPCS	—	—	47,727	—	—	47,727
Shares issued under stock compensation plans, net	12,794	—	1,505	—	517	2,022
Exercise of common stock purchase warrants	3,000	—	—	—	—	—
Net loss	—	—	—	(996,617)	—	(996,617)
Balance at September 30, 2002	5,161,304	52	924,214	(1,216,184)	(1,029)	(292,947)
Exercise of common stock purchase warrants	4,295	—	—	—	—	—
Shares issued under stock compensation plans, net	26,639	—	(119)	—	826	707
Net loss	—	—	—	(84,757)	—	(84,757)
Balance at September 30, 2003	5,192,238	52	924,095	(1,300,941)	(203)	(376,997)
Issuance of common stock in connection with recapitalization plan	6,568,706	66	126,710	—	—	126,776
Equity issuance costs	—	—	(4,754)	—	—	(4,754)
Shares issued under stock compensation plans, net	7,130	—	500	—	203	703
Exercise of common stock purchase warrants	30	—	—	—	—	—
Forfeiture of common shares in connection with reverse split	(46)	—	—	—	—	—
Net income	—	—	—	173,980	—	173,980
Balance at September 30, 2004	11,768,058	$118	$1,046,551	$(1,126,961)	$—	$(80,292)

See accompanying notes to the consolidated financial statements.

AIRGATE PCS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended September 30,
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$173,980	$(84,757)	$(996,617)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on disposal of discontinued operations	(184,115)	—	—
Loss from discontinued operations	—	42,571	903,837
Depreciation and amortization of property and equipment	47,829	46,494	40,764
Amortization of financing costs into interest expense	995	1,210	1,210
Provision for doubtful accounts	181	5,220	21,343
Interest expense associated with accretion of discounts	16,126	33,020	28,762
Non-cash stock compensation	666	650	769
Loss on disposal of property and equipment	48	518	1,074
Changes in assets and liabilities:
Purchases of short-term investment securities, net	(55,000)	—	—
Accounts receivable	6,484	(7,969)	(21,790)
Receivable from Sprint	(7,792)	13,168	(18,777)
Inventories	(920)	2,004	503
Prepaid expenses, other current and non-current assets	3,335	4,150	(1,745)
Accounts payable, accrued expenses and other long term liabilities	715	1,500	(7,440)
Payable to Sprint	(4,190)	(8,312)	20,817
Deferred revenue	1,253	714	1,756
Net cash provided by (used in) operating activities	(405)	50,181	(25,534)
Cash flows from investing activities:
Purchases of property and equipment	(14,083)	(16,023)	(40,263)
Acquisition of iPCS	—	—	(6,058)
Net cash used in investing activities	(14,083)	(16,023)	(46,321)
Cash flows from financing activities:
Borrowings under credit facility	—	17,000	61,200
Repayments of credit facility	(20,275)	(2,024)	—
Financing cost on credit facility	(1,138)	—	—
Equity issuance costs	(4,754)	—	—
Stock issued to employee stock purchase plan	—	57	567
Proceeds from stock option exercises	30	—	685
Net cash (used in) provided by financing activities	(26,137)	15,033	62,452
Net increase (decrease) in cash and cash equivalents	(40,625)	49,191	(9,403)
Cash and cash equivalents at beginning of period	54,078	4,887	14,290
Cash and cash equivalents at end of period	$13,453	$54,078	$4,887
Supplemental disclosure of cash flow information:
Interest paid	$14,695	$7,807	$6,806
Supplemental disclosure of non-cash investing activities:
Interest capitalized	$75	$236	$2,137
Supplemental disclosure of non-cash financing activities:
Net carrying value of 13.5% notes	$(264,888)	$—	$—
Unamortized financing cost of 13.5% notes	3,755	—	—
Issuance of 9 3/8% notes	159,035	—	—
Carrying value difference on 9 3/8% notes	(24,686)	—	—
Common stock issued in exchange for 13.5% notes	126,784	—	—
Grant of restricted common stock, restricted stock units and compensatory stock options	463	21	252
Forfeiture of compensatory stock options	—	(195)	—
Forfeiture of restricted stock	(12)	(2)	—

See accompanying notes to the consolidated financial statements.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS, BASIS OF PRESENTATION AND LIQUIDITY

(a)	Basis of Presentation

AirGate PCS, Inc. and its restricted subsidiaries (the "Company") were created for the purpose of providing wireless Personal Communication Services ("PCS"). The Company is a network partner of Sprint PCS ("Sprint") which is a group of wholly-owned subsidiaries of Sprint Corporation that operate and manage Sprint's PCS products and services. The Company has the right to market and provide Sprint PCS products and services using the Sprint brand name in a defined territory. The accompanying consolidated financial statements include the accounts of AirGate PCS, Inc. and its wholly-owned restricted subsidiaries, AGW Leasing Company, Inc., AirGate Service Company, Inc. and AirGate Network Services, LLC for all periods presented.

On October 17, 2003, the Company irrevocably transferred all of its shares of common stock of iPCS, Inc. and its subsidiaries ("iPCS") to a trust for the benefit of the Company's stockholders of record as of the date of the transfer. On October 17, 2003, the iPCS investment ($184.1 million credit balance carrying amount) was eliminated and recorded as a non-monetary gain on disposal of discontinued operations. The Company's consolidated financial statements reflect the results of iPCS as discontinued operations (described below in Note 2).

On February 13, 2004, the Company effected a 1-for-5 reverse stock split and stockholders received one share of common stock, and cash resulting from the elimination of any fractional shares, in exchange for each five shares of common stock then outstanding. All share and per share amounts have been restated to give retroactive effect to the reverse stock split.

These consolidated financial statements and related footnotes have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)	Liquidity

The PCS market is characterized by significant risks as a result of rapid changes in technology, intense competition and the costs associated with the build-out, on-going operation and growth of a PCS network. The Company's operations are dependent upon Sprint's ability to perform its obligations under the agreements between the Company and Sprint (see Note 4) under which the Company has agreed to construct and manage its Sprint PCS network (the "Sprint Agreements").

Since inception, the Company has financed its operations through debt financing and proceeds generated from public offerings of its common stock and cash provided from operations. The proceeds from these transactions and cash provided from operations have been used to fund the build-out of the Company's portion of the PCS network of Sprint, subscriber acquisition costs and working capital. Since inception, the Company has invested over $300 million in capital expenditures.

As of September 30, 2004, the Company had cash and cash equivalents of $13.5 million, short-term investment securities of $55.0 million, working capital of $24.2 million, and no remaining availability under its credit facility. As a result, the Company is completely dependent on available cash and operating cash flow to pay debt service and meet its other capital needs. If such sources are not sufficient, alternative funding sources may not be available. The Company believes that cash on hand and short-term investment securities plus the additional liquidity that it expects to generate from operations will be sufficient to fund expected capital expenditures and to cover its working capital and debt service requirements for at least the next 12 months.

The Company's future liquidity will be dependent on a number of factors influencing its projections of operating cash flow, including those related to subscriber growth, retention and credit quality, revenue growth and the Company's ability to manage operating expenses. Should actual results differ significantly from these assumptions, the Company's liquidity position could be adversely

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

affected and it could be in a position that would require it to raise additional capital which may or may not be available on terms acceptable to the Company, if at all. The Company's ability to raise capital when needed could have a material adverse effect on the Company's ability to achieve its intended business objectives.

2.	DISCONTINUED OPERATIONS

On November 30, 2001, the Company acquired iPCS, another Sprint network partner, for $1.2 billion. The transaction was accounted for under the purchase method of accounting.

Subsequent to the acquisition of iPCS, the results of operations and accounts of iPCS were consolidated with the Company in accordance with generally accepted accounting principles. On February 23, 2003, iPCS filed a Chapter 11 bankruptcy case in the United States Bankruptcy Court for the Northern District of Georgia for the purpose of effecting a court administered reorganization. Subsequent to February 23, 2003, the Company no longer consolidated the accounts and results of operations of iPCS and the accounts of iPCS were recorded as an investment using the cost method of accounting.

The following reflects the condensed balance sheet information for iPCS, summarizing the deconsolidation adjustment to record the investment in iPCS on the cost basis as of February 23, 2003 (dollars in thousands):

As of February 23, 2003
Condensed iPCS Balance Sheet Information:
Cash and cash equivalents	$10,031
Other current assets	32,084

Total current assets	42,115
Property and equipment, net	174,103
Other noncurrent assets	24,807

Total assets	$241,025

Current liabilities	$416,564
Long-term debt	409
Other long-term liabilities	8,167

Total liabilities	425,140

Investment in iPCS	$184,115

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

On October 17, 2003, the Company irrevocably transferred all of its shares of iPCS common stock to a trust for the benefit of the Company's stockholders of record on the date of the transfer. On the date of the transfer, the iPCS investment ($184.1 million credit balance carrying amount) was eliminated and recorded as a non-monetary gain on disposal of discontinued operations. The Company's consolidated financial statements reflect the results of iPCS as discontinued operations. The year ended September 30, 2004 includes a non-monetary gain on disposal of discontinued operations of $184.1 million. The following reflects the loss from discontinued operations for the years ended September 30, 2003 and 2002 (dollars in thousands):

	For the Years Ended September 30,
	2003	2002
Revenue	$79,364	$144,080
Cost of revenue	63,398	124,031
Selling and marketing	16,417	37,511
General and administrative	6,881	7,708
Depreciation and amortization	20,989	68,765
Loss on disposal	1,451	—
Impairments	—	817,413
Operating expenses	109,136	1,055,428

Operating loss	(29,772)	(911,348)
Interest expense, net	(12,799)	(21,250)
Income tax benefit	—	28,761
Loss from discontinued operations	$(42,571)	$(903,837)

Transactions between the Company and iPCS

The Company formed AirGate Service Company, Inc. ("Service Co") to provide management services to both the Company and iPCS. For the years ended September 30, 2003 and 2002, iPCS paid a net total of $2.9 million and $1.7 million, respectively for Service Co expenses, which had the effect of reducing the Company's expenses by that amount. In the normal course of business under the Company's and iPCS' respective Sprint agreements, the Company subscribers incur minutes of use in iPCS' territory causing the Company to incur roaming expense to Sprint. In addition, iPCS' subscribers incur minutes of use in the Company's territory for which we receive roaming revenue from Sprint. We received $0.2 million of roaming revenue with respect to use by iPCS subscribers of our network and incurred $0.3 million of roaming expense with respect to use by the Company's subscribers of iPCS' network for the year ended September 30, 2003, compared to $0.4 million of roaming revenue and $0.4 million of roaming expense for the year ended September 30, 2002. The reciprocal roaming rate charged and other terms are established by Sprint under the Company's and iPCS' respective Sprint agreements.

During the year ended September 30, 2003, the Company purchased approximately $0.3 million of wireless handset inventories from iPCS at cost. During the year ended September 30, 2002, the Company sold approximately $0.1 million of wireless handset inventories to iPCS. Additionally, the Company purchased approximately $0.2 million of wireless handset inventory from iPCS.

During the year ended September 30, 2002, the Company sold approximately $0.2 million of network operating equipment to iPCS. Additionally, iPCS sold the Company approximately $0.7 million of network operating equipment.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

Transactions Involving Board Members

Timothy M. Yager was a member of the Company's Board of Directors until December 16, 2002. Prior to joining the Board, Mr. Yager was the chief executive officer of iPCS. Pursuant to his employment agreement with iPCS, iPCS purchased consulting services from Mr. Yager during the year ended September 30, 2003. On January 27, 2003, Mr. Yager was appointed chief restructuring officer to oversee the restructuring of iPCS and his company, YMS Management, LLC, entered into a management services agreement to manage the day-to-day operations of iPCS. In connection with his appointment as chief restructuring officer, Mr. Yager and iPCS agreed to terminate the provisions of his employment agreement providing for consulting services to iPCS and payment thereunder to Mr. Yager.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered or products have been delivered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. Effective July 1, 2003 the Company adopted Emerging Issues Task Force ("EITF") No. 00-21, "Accounting for Revenue Arrangements with Multiple Element Deliverables." The EITF guidance addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, are presumed to be a bundled transaction, and the consideration is measured and allocated to the separate units based on their relative fair values. The adoption of EITF No. 00-21 resulted in substantially all of the activation fee revenue generated from Company-owned retail stores and associated costs being recognized at the time the related wireless handset is sold. Previously deferred revenues and costs continue to be amortized over the remaining estimated life of a subscriber, not to exceed 30 months. Revenue and costs for activations at other retail locations continue to be deferred and amortized over their estimated lives.

The Company recognizes service revenue from its subscribers as they use the service. The Company provides a reduction of recorded revenue for billing adjustments and credits, and estimated uncollectible late payment fees and early cancellation fees. The Company also reduces recorded revenue for rebates and discounts given to subscribers on wireless handset sales in accordance with EITF No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." For industry competitive reasons, the Company sells wireless handsets at a loss. The Company participates in the Sprint national and regional distribution programs in which national retailers such as RadioShack and Best Buy sell Sprint PCS products and services. In order to facilitate the sale of Sprint PCS products and services, national retailers purchase wireless handsets from Sprint for resale and receive compensation from Sprint for Sprint PCS products and services sold. For industry competitive reasons, Sprint subsidizes the price of these handsets by selling the handsets at a price below cost. Under the Company's Sprint Agreements, when a national retailer sells a handset purchased from Sprint to a subscriber in the Company's territory, the Company is obligated to reimburse Sprint for the handset subsidy. The Company does not receive any revenue from the sale of handsets and accessories by such national retailers. The Company classifies these handset subsidy charges as a selling and marketing expense for a new subscriber handset sale and classifies these subsidies as a cost of service and roaming for a handset upgrade to an existing subscriber.

The Company records equipment revenue from the sale of handsets to subscribers in its retail stores upon delivery in accordance with EITF No. 00-21. The Company does not record equipment revenue on handsets and accessories purchased from national third-party retailers such as RadioShack and Best Buy, or directly from Sprint by subscribers in its territory.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

Sprint is entitled to retain 8% of net billed service revenue from subscribers based in the Company's markets and from non-Sprint subscribers who roam onto the Company's network. The amount of affiliation fees retained by Sprint is recorded as cost of service and roaming. Revenue derived from the sale of handsets and accessories by the Company and from certain roaming services are not subject to the 8% affiliation fee from Sprint.

(b)	Allowance for Doubtful Accounts

Estimates are used in determining the allowance for doubtful accounts and are based on historical collection and write-off experience, current trends, credit policies and accounts receivable by aging category, including current trends in the credit quality of its subscriber base. In determining these estimates, the Company compares historical write-offs in relation to the estimated period in which the subscriber was originally billed. The Company also looks at the historical and projected average length of time that elapses between the original billing date and the date of write-off in determining the adequacy of the allowance for doubtful accounts by aging category. From this information, the Company provides specific amounts to the aging categories. The Company provides an allowance for substantially all receivables over 90 days old.

Using historical information the Company provides a reduction in revenues for certain billing adjustments, late payment fees and early cancellation fees that it anticipates will not be collected. The reserves for billing adjustments and credits, late payment fees and early cancellation fees are included in the allowance for doubtful accounts balance. If the allowance for doubtful accounts is not adequate, it could have a material adverse affect on the Company's liquidity, financial position and results of operations.

The Company continually evaluates its credit policy and evaluates the impact the subscriber base will have on the business and raises or lowers credit standards periodically, as allowed by Sprint.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts and short-term highly liquid investments with original maturities of three months or less.

(d)	Short-term Investment Securities

Short-term investment securities primarily consist of investment grade marketable debt securities acquired with original maturities greater than three months. Short-term investment securities are bought and held principally for the purpose of selling them in the near term and are reported at fair market value. Interest earned on securities is included in interest income.

(e)	Inventories

Inventories consist of wireless handsets and related accessories held for resale. Inventories are carried at the lower of cost or market determined by using replacement costs.

(f)	Property and Equipment

Property and equipment are stated at original cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

Estimated Useful Life
Network assets.	5 to 7 years
Computer equipment.	3 to 5 years
Furniture, fixtures, and office equipment.	5 years
Towers (included in network assets).	15 years

Construction in progress includes expenditures for the purchase of network assets. The Company capitalizes interest on its construction in progress activities. When network assets are placed in service, the related assets are transferred from construction in progress to network assets and the Company depreciates those assets over their estimated useful life.

(g)	Financing Costs

Costs incurred for the credit facility and the 13.5% notes were deferred and are being amortized as interest expense over the term of the respective financing arrangements using the straight-line method.

(h)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates applied to expected taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities for a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided for deferred income tax assets based upon the Company's assessment of whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(i)	Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. For the years ended September 30, 2004, 2003, and 2002, all outstanding stock options and common stock underlying stock purchase warrants as detailed in Note 8 have been excluded from the computation of dilutive earnings (loss) per share for all periods presented because their effect would have been antidilutive. The following table shows those potentially dilutive securities with exercise prices less than market prices of common stock in the respective periods using the treasury stock method:

	Years Ended September 30,
	2004	2003	2002
Common stock options	50,589	4,439	44,534
Common stock underlying stock purchase warrants	3,707	8,087	8,199
Total	54,296	12,526	52,733

(j)	Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell the asset.

(k)	New Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin ("ARB") No. 51."("FIN 46R") This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which was issued in January 2003. This Interpretation applies immediately to variable interest entities created or acquired after January 31, 2003, and to special purpose entities for the quarter ended after December 15, 2003. The Interpretation is generally effective for interim periods ending after March 15, 2004 for all variable interest entities created or acquired prior to January 31, 2003. We do not have any variable interest entity arrangements.

(l)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated balance sheets and revenues and expenses during the reporting periods to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(m)	Concentration of Risk

The Company's cell sites are located on towers which are leased from a limited number of tower companies, with one company owning approximately 34% of the Company's leased towers.

The Company maintains cash, cash equivalents and short-term investment securities in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts. Further, the Company maintains accounts with nationally recognized investment managers. Such deposits are not insured by the Federal Deposit Insurance Corporation. Management does not believe there is significant credit risk associated with these uninsured deposits.

A significant amount of the Company's financial transactions result from the Company's relationship with Sprint, and the Company derives substantial revenues and expenses from Sprint and Sprint PCS. Refer to Note 4 for information on the Company's transactions with Sprint.

Concentrations of credit risk with respect to accounts receivables are limited due to a large subscriber base. Initial credit evaluations of subscribers' financial condition are performed and security deposits are generally obtained for subscribers with a high credit risk profile. The Company maintains an allowance for doubtful accounts for potential credit losses.

(n)	Comprehensive Income (Loss)

No statements of comprehensive income (loss) have been included in the accompanying consolidated financial statements since the Company does not have any elements of other comprehensive income (loss) to report.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

(o)	Advertising Expenses

The Company expenses advertising costs when the advertisement occurs. Total advertising expenses amounted to approximately $7.8 million in 2004, $6.7 million in 2003, and $12.2 million in 2002 and are included in selling and marketing expenses in the accompanying consolidated statements of operations.

(p)	Segments

The Company and its subsidiaries have been operated and are evaluated by management as a single operating segment in accordance with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

(q)	Stock-based Compensation Plans

We have elected to continue to account for our stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and disclose pro forma effects of the plans on a net income (loss) and earnings (loss) per share basis as provided by SFAS No. 123, "Accounting for Stock-Based Compensation." We did not recognize compensation expense with respect to options that had an exercise price equal to the fair market value of the Company's common stock on the date of grant. Had compensation cost for these options been recognized based on fair value at the grant dates under the related provisions of SFAS No. 123, the pro forma loss from continuing operations and net income (loss) and earnings (loss) per share during the fiscal years ended September 30, 2004, 2003 and 2002 would have been as follows (in thousands, except per share data):

	Years Ended September 30,
	2004	2003	2002
Loss from continuing operations, as reported	$(10,135)	$(42,186)	$(92,780)
Add: stock based compensation expense included in determination of loss from continuing operations	666	650	769
Less: stock-based compensation expense determined under the fair value based method	(1,830)	(9,698)	(9,138)
Pro forma loss from continuing operations	$(11,299)	$(51,234)	$(101,149)
Basic and diluted loss from continuing operations per share:
As reported	$(1.10)	$(8.14)	$(19.53)
Pro forma	$(1.23)	$(9.89)	$(21.29)
Basic and diluted weighted-average outstanding common shares	9,216,778	5,181,683	4,750,301

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

	Years Ended September 30,
	2004	2003	2002
Net income (loss), as reported	$173,980	$(84,757)	$(996,617)
Add: stock based compensation expense included in determination of net loss	666	650	769
Less: stock-based compensation expense determined under the fair value based method	(1,830)	(9,698)	(9,138)
Pro forma net income (loss)	$172,816	$(93,805)	$(1,004,986)
Basic and diluted earnings (loss) per share:
As reported	$18.88	$(16.36)	$(209.80)
Pro forma	$18.75	$(18.10)	$(211.56)
Basic and diluted weighted-average outstanding common shares	9,216,778	5,181,683	4,750,301

(r)	Asset Retirement Obligations

The Company's network is primarily located on leased property and the Company has certain legal obligations, principally related to its tower leases, which fall within the scope of SFAS No. 143, "Accounting for Asset Retirement Obligations." These legal obligations upon lease termination primarily include certain obligations to remediate leased tower space and land on which the Company's network equipment is located. In addition, the Company has leases related to switch site, retail and administrative locations subject to the provisions of SFAS No. 143.

4.	SPRINT AGREEMENTS

Under our agreements with Sprint, Sprint is obligated to provide the Company with significant support services such as billing, collections, long distance, customer care, network operations support, inventory logistics support, use of Sprint brand names, national advertising, national distribution and product development. Additionally, the Company derives substantial roaming revenue and expense when Sprint's and Sprint's network partners' wireless subscribers incur minutes of use in the Company's territories and when the Company's subscribers incur minutes of use in Sprint and other Sprint network partners' PCS territories. These transactions are recorded as roaming revenue, cost of service and roaming, cost of equipment, and selling and marketing expense in the accompanying consolidated statements of operations. Cost of service and roaming transactions include an 8% affiliation fee, long distance charges, roaming expense and costs of service such as billing, collections, customer service and pass-through expenses. Cost of equipment transactions relate to inventory purchased by the Company from Sprint under the Sprint agreements. Selling and marketing transactions relate to subsidized costs on handsets and commissions paid by the Company under Sprint's national distribution programs.

Although the Company acknowledges its responsibility for all of its internal controls, the Company relies upon Sprint as a service provider to provide accurate information for the settlement of revenue and certain expense items. The Company makes estimates used in connection with the preparation of financial statements based on the financial and statistical information provided by Sprint. Inaccurate or incomplete data from Sprint in connection with the services provided to the Company by Sprint could have a material adverse effect on the Company's financial position, results of operations or cash flow.

Amounts recorded relating to the Sprint agreements for the years ended September 30, 2004, 2003 and 2002 are as follows (dollars in thousands):

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

	Years Ended September 30,
	2004	2003	2002
Amounts included in the Consolidated Statements of Operations:
Roaming revenue	$66,950	$63,798	$70,002
Cost of service and roaming:
Roaming	$51,797	$50,383	$52,746
Customer service	22,596	40,014	40,454
Affiliation fees	19,208	18,358	15,815
Long distance	13,061	12,485	13,846
Other	2,523	1,902	2,115
Total cost of service and roaming	$109,185	$123,142	$124,976
Cost of equipment	$31,409	$18,051	$23,662
Selling and marketing	$12,937	$12,440	$21,728

	As of September 30,
	2004	2003
Amounts included in the Consolidated Balance Sheets :
Receivable from Sprint	$23,601	$15,809
Payable to Sprint	40,879	45,069

As of September 10, 2004 (effective August 1, 2004), we entered into amendments to our management and services agreements that govern our relationship with Sprint PCS. These amendments provide for fixed rates for back office services provided to us by Sprint PCS and a fixed reciprocal roaming rate through December 31, 2006.

Our amended agreements with Sprint PCS establish fixed per subscriber costs for services we purchase from Sprint PCS through December 31, 2006. The amendments create a new "CCPU fee," which consolidates numerous fees for back office services such as billing and customer care that were previously settled separately. The CCPU fee has been set at $7.25 per subscriber per month through December 31, 2004, $7.00 per subscriber per month from January 1, 2005 through December 31, 2006; in each case multiplied by the average number of subscribers in our service area. The amendments also create a new "CPGA fee," which consolidates numerous subscriber activation fees that were previously settled separately. The CPGA fee will be $23.00 per activation through December 31, 2006.

The amendments also establish a fixed reciprocal roaming rate with Sprint PCS through December 31, 2006 of $0.058 per minute for voice minutes and $0.0020 per kilobit for data. After December 31, 2006, the reciprocal voice and data roaming rates will be based on a predetermined formula.

In conjunction with the amendments to our management and services agreement with Sprint PCS, we agreed to resolve all historical disputes, including previously disputed charges between us and Sprint PCS. In conjunction with this resolution, we paid Sprint PCS $6.8 million in September 2004 and recorded an adjustment to reduce cost of service and roaming by approximately $11.7 million in the fourth fiscal quarter of 2004.

During the year ended September 30, 2004, the Company recorded $2.4 million in special settlement credits from Sprint as a reduction of cost of service and roaming, consisting of $1.2 million resulting from Sprint's decision to discontinue their billing system conversion and $1.2 million relating to the settlement of the bad debt profile for certain subscribers.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

During the year ended September 30, 2003, the Company recorded $3.6 million in special settlement credits from Sprint as a reduction of cost of service and roaming and $3.7 million as an increase in revenue.

Sprint estimates monthly service charges at the beginning of each calendar year. At the end of each year, Sprint calculates the actual costs to provide these services for its network partners and requires a final settlement for the calendar year against the charges actually paid. If the costs to provide these services are less than the amounts paid by Sprint's network partners, Sprint issues a credit for these amounts. If the costs to provide the services are more than the amounts paid by Sprint's network partners, Sprint charges the network partners for these amounts. During the fiscal years ended September 30, 2004 and 2003, the Company received credits from Sprint for $2.6 million and $1.3 million, respectively, which were recorded as a reduction to cost of service and roaming.

The Sprint Agreements require the Company to maintain certain minimum network performance standards and to meet other performance requirements. The Company believes it was in compliance in all material respects with these requirements as of September 30, 2004.

5.	PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2004 and 2003 consists of the following (dollars in thousands):

	2004	2003
Network assets	$301,049	$288,399
Computer equipment	7,759	6,712
Furniture, fixtures, and office equipment	12,301	12,069
Construction in progress	944	876
Total property and equipment	322,053	308,056
Less accumulated depreciation and amortization	(177,729)	(129,986)
Total property and equipment, net	$144,324	$178,070

Interest capitalized for the years ended September 30, 2004, 2003 and 2002 totaled $0.1 million, $0.2 million, and $2.1 million, respectively.

6.	LONG-TERM DEBT

Long-term debt consists of the following at September 30, 2004 and 2003 (dollars in thousands):

	2004	2003
Credit facility, net of unaccreted discount of $0 and $178, respectively	$131,200	$151,297
9 3/8% notes, net of unaccreted discount of $22,378	136,657	—
13.5% notes, net of unamortized discount and accrued interest of $56 and $47,013, respectively	1,739	252,987

Total long-term debt	269,596	404,284
Current maturities of long-term debt	(21,200)	(17,775)
Long-term debt, excluding current maturities	$248,396	$386,509

As of September 30, 2004, future scheduled principal payments under indebtedness for the next five years and thereafter are as follows (dollars in thousands):

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

Years Ending September 30,	Credit Facility	Notes	Total
2005	$21,200	$—	$21,200
2006	30,107	—	30,107
2007	39,893	—	39,893
2008	40,000	—	40,000
2009	—	160,830	160,830
Total future principal payments on long-term debt	131,200	160,830	292,030
Less amount representing unaccreted discounts	—	(22,434)	(22,434)
Total future principal payments on long-term debt, net of unaccreted discounts	131,200	138,396	269,596
Less current maturities	(21,200)	—	(21,200)
Long-term debt, excluding current maturities	$110,000	$138,396	$248,396

Credit Facility

On August 16, 1999, the Company entered into a $153.5 million senior credit facility. The credit facility provides for (i) a $13.5 million senior secured term loan (the "Tranche I Term Loan") which matures on June 6, 2007, and (ii) a $140.0 million senior secured term loan (the "Tranche II Term Loan") which matures on September 30, 2008. Mandatory quarterly payments of principal are required beginning December 31, 2002 for the Tranche I Term Loan and March 31, 2004 for the Tranche II Term Loan payments initially in the amount of 3.75% of the loan balance then outstanding and increasing thereafter. A commitment fee of 1.50% on unused borrowings under the credit facility is payable quarterly and included in interest expense. No commitment fees were paid for the year ended September 30, 2004. For the years ended September 30, 2003, and 2002, commitment fees paid totaled $0.1 million, and $0.6 million, respectively. No amounts remain available for borrowing under the credit facility as of September 30, 2004. The credit facility is secured by all the assets of the Company and its restricted subsidiaries. In connection with this financing, the Company issued Lucent Technologies, in its capacity as administrative agent and manager, warrants to purchase 27,807 shares of common stock that were exercisable upon issuance. Additionally, the Company incurred origination fees and expenses of $5.0 million, which have been recorded as financing costs and are amortized to interest expense using the straight-line method over the life of the agreement. The interest rate for the credit facility is determined on a margin above either the prime lending rate in the United States or the London Interbank Offer Rate. At September 30, 2004 and 2003, the weighted average interest rate on outstanding borrowings was 5.69% and 5.05%, respectively.

The credit facility contains ongoing financial covenants, including reaching covered population targets, maximum annual spending on capital expenditures, attaining minimum subscriber revenues, and maintaining certain leverage and other ratios such as debt to total capitalization, debt to EBITDA (as defined in credit facility agreement, "Bank EBITDA") and Bank EBITDA to fixed charges. The credit facility restricts the ability of the Company and its restricted subsidiaries to: create liens; incur indebtedness; make certain payments, including payments of dividends and distributions in respect of capital stock; consolidate, merge and sell assets; engage in certain transactions with affiliates; and fundamentally change its business.

The Company amended the credit facility on November 30, 2003. Certain changes were effective for periods ended December 31, 2003 and were used in determining compliance with financial covenants for periods ended December 31, 2003 and thereafter. These changes include (i) changes to the definition of Bank EBITDA to provide that, among other things, in determining Bank EBITDA, certain additional items will be added back to our consolidated net income or loss (to the extent deducted in determining such income or loss), including any charges incurred in connection with the

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

Restructuring, up to $2.0 million per year to pursue claims against, or dispute claims by, Sprint; up to $5.0 million in start-up costs in connection with any outsourcing billing and customer care services, and (ii) calculating the ratio of total debt to Bank EBITDA and senior secured debt to Bank EBITDA based on the four most recent fiscal quarters, rather than the last two quarters annualized.

Other significant changes made included: (i) deleting the minimum subscriber covenant, (ii) revising the threshold requirements for minimum revenues and most of the ratios that we are required to maintain; (iii) providing the Company the ability to incur certain other limited indebtedness and related liens; make certain limited investments and form subsidiaries under limited circumstances that are not subject to certain restrictive covenants contained in the credit facility or required to guarantee the credit facility and (iv) permitting the Company to repurchase, at a discount, the 13.5% notes or the 9 3/8% notes from our cash on hand in an aggregate amount not to exceed $25 million in value of those notes, provided that we at the same time incur an equal amount of permitted subordinated indebtedness.

The amendment did not affect any of the other provisions of the credit facility, including those which restrict the Company's ability to merge, consolidate or sell substantially all of its assets. In connection with the amendment, the Company agreed to prepay $10.0 million in principal under the credit facility, which was credited against principal payments otherwise due in 2004 and 2005 in the amount of $7.5 million and $2.5 million, respectively. As of September 30, 2004, the Company was in compliance in all material respects with covenants contained in the credit facility, as amended.

As described in Note 13, the Company repaid and terminated the credit facility on October 25, 2004.

Notes

On September 30, 1999, the Company received proceeds of $156.1 million from the issuance of the 13.5% notes, which consisted of 300,000 units, each unit consisting of $1,000 principal amount at maturity of 13.5% senior subordinated discount notes due 2009 and one warrant to purchase 0.43 shares of common stock at a price of $0.05 per share. The accreted value outstanding as of September 30, 2004 of the 13.5% notes was $1.7 million. The Company incurred expenses, underwriting discounts and commissions of $6.6 million related to the 13.5% notes, which were recorded as financing costs and amortized to interest expense using the straight-line method, over the life of the agreement. As of September 30, 2004, the Company was in compliance in all material respects with all remaining covenants governing the 13.5% notes.

The Company completed a financial restructuring on February 20, 2004 (the "Recapitalization Plan" or "Restructuring") consisting of:

•	The exchange of $298.2 million of outstanding 13.5% senior subordinated discount due 2009 for (i) newly issued shares of common stock representing 56% of the shares of common stock issued and outstanding immediately after the Recapitalization Plan and (ii) $159.0 million aggregate principal amount of newly issued 9 3/8% senior subordinated notes due 2009; and

•	The removal of substantially all of the restrictive covenants in the indenture governing the 13.5% notes, release of collateral that secured the Company's obligations thereunder and waiver of any defaults that occurred in connection with the Recapitalization.

The $298.2 million of 13.5% notes exchanged constituted 99.4% of the 13.5% notes outstanding. In the Recapitalization, each tendering holder of the Company's 13.5% notes received, for each $1,000 of aggregate principal amount due at maturity tender, 22.0277 shares of the Company's common stock, $533.33 in principal amount of the Company's 9 3/8% notes and cash resulting from the elimination of any fractional shares and fractional notes.

The exchange offer comprising the Recapitalization Plan was settled on February 20, 2004.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

The following summarizes the accounting related to certain key provisions of the Recapitalization Plan as it relates to the Company's consolidated financial statements as of and for the year ended September 30, 2004. The 13.5% notes with a net carrying value of $264.9 million and related unamortized financing costs of $3.8 million as of February 13, 2004 were exchanged for 9 3/8% notes with a principal balance of $159.0 million and 6,568,706 shares of common stock, valued at $126.8 million as of February 13, 2004, based upon a closing common stock market price of $19.30 on that date.

The financial restructuring was accounted for as a troubled debt restructuring in accordance with SFAS No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" and EITF 02-4, "Determining Whether a Debtors Modification or Exchange of Debt is within the scope of FASB Statement No. 15." Based on the terms of the Recapitalization Plan, no gain on the transaction was recognized since total future cash payments, including interest, exceeded the remaining carrying amount of the 13.5% notes after reducing the 13.5% notes by the fair value of the common stock issued in the restructuring. The difference of approximately $24.7 million between the principal value of the 9 3/8% notes and the carrying value of the 13.5% notes will be amortized as interest expense over the term of the 9 3/8% notes under the effective interest method. The 9 3/8% notes have a stated rate with interest due July and January of each year, which began on July 1, 2004. As of September 30, 2004, the carrying value of the 9 3/8% notes was approximately $136.7 million, with an effective interest rate of approximately 13.3%.

Transaction costs of $3.0 million and $3.3 million incurred during the years ended September 30, 2003 and September 30, 2004, respectively, were allocated to the debt and were expensed as incurred. Equity issuance costs of $4.8 million were recorded to additional paid in capital.

The 9 3/8% notes are secured, on a second-priority basis, by liens on substantially all of the Company's existing and after-acquired assets. The 9 3/8% notes contain covenants, subject to certain exceptions, that prohibit the Company's ability to, among other things: incur more debt; create liens; repurchase stock and make certain investments; pay dividends; make loans or transfer property or assets; enter into sale and leaseback transactions, transfer or dispose of substantially all of the Company's assets; or engage in transactions with affiliates. If the Company undergoes a change of control (as defined in the indenture that governs the 9 3/8% notes), then it must make an offer to repurchase the 9 3/8% notes at 101% of the principal amount of the notes then outstanding. As of September 30, 2004, the Company was in compliance in all material respects with all covenants governing the 9 3/8% notes.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates and assumptions and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The Company has used available information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts (dollars in thousands).

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

	September 30, 2004		September 30, 2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$13,453	$13,453	$54,078	$54,078
Short-term investment securities	55,000	55,000	—	—
Accounts receivable, net	20,329	20,329	26,994	26,994
Receivable from Sprint	23,601	23,601	15,809	15,809
Accounts payable	2,128	2,128	5,945	5,945
Accrued expenses	18,967	18,967	12,104	12,104
Payable to Sprint	40,879	40,879	45,069	45,069
Credit facility	131,200	131,200	151,297	147,688
13.5% notes	1,739	1,773	252,987	227,813
9 3/8% notes	136,657	155,854	—	—

(a)	Cash and cash equivalents, short-term investment securities, accounts receivable net, receivable from Sprint, accounts payable, accrued expenses and payable to Sprint.

Management believes that the carrying amounts of these items are reasonable estimates of their fair value due to the short-term nature of the instruments.

(b)	Credit facility and 13.5% notes.

At September 30, 2004, management estimated the fair value of the credit facility based upon the principal amount repaid. As described in Note 13, the credit facility was repaid on October 25, 2004.

At September 30, 2003, as there was no active market for the credit facility, management estimated the fair value of the credit facility based upon the Company's analysis and discussions with individuals knowledgeable about such matters.

At September 30, 2003 and 2004, the fair value of the 13.5% notes was estimated at quoted market price. The balance of the 13.5% notes was redeemed on December 9, 2004 at a 106.75% premium.

(c)	9 3/8% notes.

The fair value of the 9 3/8% notes are stated at quoted market price.

8.	STOCKHOLDER'S DEFICIT

(a)	Common Stock Purchase Warrants

In June 2000, the Company issued stock purchase warrants to Lucent Technologies. The exercise price of the warrants equals 120% of the price of one share of common stock at the closing of the initial public offering, or $102.00 per share, and the warrants were exercisable for an aggregate of 2,035 shares of the Company's common stock. These warrants expired on August 15, 2004. The Company recorded a discount on the credit facility of $0.3 million, which represented the fair value of the warrants on the date of grant using a Black-Scholes option pricing model. The discount was recognized as interest expense over the period from the date of issuance to maturity using the effective interest method.

On September 30, 1999, as part of offering the 13.5% notes, the Company issued warrants to purchase 0.43 shares of common stock for each unit at a price of $0.05 per share. In January 2000, the Company's registration statement on Form S-1 relating to warrants to purchase 128,880 shares of

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

common stock issued together, as units, with the Company's $300 million of 13.5% senior subordinated discount notes due 2009, was declared effective by the Securities and Exchange Commission. The Company allocated $10.9 million of the proceeds from the units offering to the fair value of the warrants and recorded an original issue discount on the notes, which is recognized as interest expense over the period from issuance to the maturity date using the effective interest method. For the years ended September 30, 2004, 2003, and 2002, accretion of the discount from the warrants totaling $0.4 million, $1.0 million, and $0.9 million, respectively, was recorded as interest expense. The warrants became exercisable beginning upon the effective date of the registration statement registering such warrants, for an aggregate of 128,880 shares of common stock, and expire October 1, 2009. As of September 30, 2004, warrants representing 3,708 shares of common stock were outstanding. These warrants require liability classification measured at fair value. The fair value of the warrants at September 30, 2004 and 2003 was $0.1 million.

As part of the acquisition of iPCS, the Company assumed warrants previously issued by iPCS in connection with the iPCS notes. The warrant holders may purchase 95,070 shares of the Company's common stock with an exercise price of $172.55 per share all of which were outstanding as of September 30, 2004. The warrants related to the iPCS notes became exercisable on July 15, 2001 for a period of ten years after the date of issuance. These warrants require liability classification measured at fair value. The fair value of the warrants at September 30, 2004 was $1.5 million and $0.8 million at September 30, 2003.

The Company assumed warrants on 36,717 shares of the Company's common stock previously issued by iPCS in connection with iPCS' amendment of its management agreement with Sprint with an exercise price of $155.30 per share all of which were outstanding as of September 30, 2004. The warrants related to the Sprint Agreements were issued as a part of an amendment to the management agreement iPCS had with Sprint in connection with iPCS' purchase of Sprint owned PCS territories in Michigan, Iowa and Nebraska and became exercisable by Sprint on July 15, 2001 and expire on July 15, 2007.

The following is a summary of the aggregate common stock share activity relating to the Company's warrants for the three years ended September 30, 2004:

	Lucent Warrants June 2000	13.5% Note Warrants September 1999	iPCS Note Warrants July 2000	iPCS Sprint Warrants July 2000	Total
Balance September 30, 2001	2,035	11,034	—	—	13,069
Warrants assumed upon acquisition of iPCS	—	—	95,070	36,717	131,787
Shares issued upon exercise of warrants	—	(3,000)	—	—	(3,000)
Balance September 30, 2002	2,035	8,034	95,070	36,717	141,856
Shares issued upon exercise of warrants	—	(4,296)	—	—	(4,296)
Balance September 30, 2003	2,035	3,738	95,070	36,717	137,560
Shares issued upon exercise of warrants	—	(30)	—	—	(30)
Shares expired	(2,035)	—	—	—	(2,035)
Balance September 30, 2004	—	3,708	95,070	36,717	135,495

(b)	Stock Compensation and Benefit Plans

In July 1999, the Board of Directors approved the 1999 Stock Option Plan ("1999 Plan"), a stock option plan whereby shares of common stock were reserved for issuance to employees. Options granted under the plan vest at various terms up to a five-year period beginning at the grant date and expire ten years from the date of grant. Initially, 400,000 shares were reserved for issuance under the

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

1999 Plan. Upon adoption of the Company's Amended and Restated 2002 Long-Term Incentive Plan, future grants of options under the 1999 Plan were prohibited. The 1999 Plan will continue to operate with respect to previously granted options. At September 30, 2004, there were 41,273 shares remaining reserved under the 1999 Plan to cover exercises of previously granted options.

In December 2001, the Board of Directors approved the Amended and Restated 2000 Long-Term Incentive Plan ("2000 Plan"). Options granted under the plan vest on such terms as determined by the Company's compensation committee and expire ten years from the date of grant. Initially 300,000 shares were reserved for issuance under the 2000 Plan. Upon adoption of the Company's Amended and Restated 2002 Long-Term Incentive Plan, future awards under the 2000 Plan were prohibited. The 2000 Plan will continue to operate with respect to previously granted options. At September 30, 2004, there were 43,876 shares remaining reserved under the 2000 Plan to cover exercises of previously granted options.

In January 2001, the Board of Directors approved the 2001 Non-Executive Stock Option Plan ("2001 Non-Executive Plan"). Options granted under the plan vest ratably over a four-year period beginning at the grant date and expire ten years from the date of grant. Initially, 30,000 shares were reserved for issuance under the 2001 Non-Executive Plan. Upon adoption of the Company's Amended and Restated 2002 Long-Term Incentive Plan, future grants of options under the 2001 Non-Executive Plan were prohibited. The 2001 Non-Executive Plan will continue to operate with respect to previously granted options. At September 30, 2004, there were 7,507 shares remaining reserved under the 2001 Non-Executive Plan to cover exercises of previously granted options.

In March 2004, the Board of Directors approved the AirGate PCS, Inc. Amended and Restated 2002 Long-Term Incentive Plan (the "2002 Plan"), under which 1,205,000 shares of Company common stock were reserved for issuance to select employees and officers, directors and consultants of the Company. Options granted under the 2002 Plan vest on such terms as determined by the Company's compensation committee (generally ratably over four years), and expire ten years after the date of grant. The right to grant awards under the 1999 Plan, the 2000 Plan, and the 2001 Non-Executive Plan were terminated upon approval of the 2002 Plan. Shares reserved under the 2002 Plan for outstanding grants at September 30, 2004 were 567,226, including 441,220 stock options and 126,006 restricted stock units discussed below.

The weighted-average grant date fair value of stock option grants for the years ended September 30, 2004, 2003, and 2002 was $12.98, $2.65, and $131.50, respectively. The fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Years Ended September 30,
	2004	2003	2002
Risk-free interest return	3.5%	3.5%	2.3%
Volatility	132.0%	112.0%	180.0%
Dividend yield	0%	0%	0%
Expected life in years	4	4	4

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

The following table summarizes activity under the Company's stock option plans:

	Number of Options	Weighted- average Exercise Price
Options outstanding as of September 30, 2001	291,387	$186.15
Options assumed in acquisition of iPCS	95,613	159.95
Granted	127,537	137.25
Exercised	(6,711)	134.30
Forfeited	(55,874)	176.50

Options outstanding as of September 30, 2002	451,952	169.75
Granted	94,300	3.60
Forfeited	(290,838)	182.35

Options outstanding as of September 30, 2003	255,414	91.59
Granted	379,850	15.51
Exercised	(10,350)	3.58
Forfeited	(91,038)	86.25

Options outstanding as of September 30, 2004	533,876	$40.08

The Company's stock option plans have total authorized shares of approximately 1,297,656. The number of shares of the Company's common stock available for future grant under the Company's stock option plans was 624,424 as of September 30, 2004.

The following table summarizes information for stock options outstanding and exercisable at September 30, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.30-$4.10	55,225	8.24	$3.72	14,817	$3.44
$4.35-$13.75	13,868	8.09	$6.19	5,368	$5.50
$14.24-$14.24	75,000	9.86	$14.24	—	—
$15.93-$15.93	288,050	9.52	$15.93	—	—
$44.65-$172.60	70,098	5.16	$114.56	64,224	$118.35
$178.15-$260.00	28,653	6.00	$222.19	24,245	$221.17
$270.00-$270.00	342	7.19	$270.00	272	$270.00
$279.50-$279.50	310	7.07	$279.50	195	$279.50
$286.05-$286.05	1,330	6.83	$286.05	1,000	$286.05
$492.50-$492.50	1,000	5.44	$492.50	1,000	$492.50
$1.30-$492.70	533,876	8.62	$40.08	111,121	$125.54

As of September 30, 2003, 112,291 options were exercisable with a weighted average exercise price of $146.90. As of September 30, 2002, 170,969 options were exercisable with a weighted average exercise price of $172.95.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

In January 2001, the Board of Directors approved the 2001 Employee Stock Purchase Plan (the "ESPP"), under which 40,000 shares of common stock were reserved for purchase. The ESPP was approved by stockholders and became effective January 31, 2001. The ESPP allows employees to make voluntary payroll contributions towards the purchase of Company common stock. At the end of each offering period, participating employees are able to purchase company common stock at a 15% discount to the market price of the Company's common stock at the beginning or end of the offering period, whichever is lower. As of December 31, 2002, the end of the most recent offering period, 25,345 shares of common stock had been issued under the ESPP, and 14,655 shares remain reserved for future issuance.

During the fiscal year ended September 30, 2004, the Company issued 130,006 restricted stock units to select employees and directors of the Company. The restrictions on the stock units lapse one to three years from the date of issuance if certain criteria are met. When the restrictions on the stock units lapse, shares of common stock will be issued. The restricted stock units qualify for variable accounting under APB Opinion No. 25 and FASB Interpretation 28. The Company recorded compensation expense of $0.3 million related to these restricted stock units during the year ended September 30, 2004. As of September 30, 2004, 126,006 restricted stock units were outstanding.

(c)	Preferred Stock

The Company's articles of incorporation authorize the Company's Board of Directors to issue up to one million shares of preferred stock without stockholder approval. The Company has not issued any preferred stock as of September 30, 2004.

(d)	Non-Cash Stock Compensation

The Company's non-cash stock compensation expense has been recorded to reflect the difference between the exercise price and the fair market value of the Company's common stock and restricted stock at the date of grant. The expense is recognized over the period in which the related services are rendered. The amounts below have been reflected in the respective categories shown below in the Consolidated Statements of Operations for the years ending September 30, 2004, 2003, and 2002 (dollars in thousands):

	2004	2003	2002
Cost of service and roaming	$153	$154	$168
Selling and marketing	130	89	89
General and administrative	383	407	512
Total	$666	$650	$769

(e)	401(k) Plan

The Company sponsors a 401(k) defined contribution plan that is available to substantially all employees. Employer contributions to the plan for the years ended September 30, 2004, 2003, and 2002 were $0.6 million, $0.6 million, and $0.5 million, respectively.

9.	INCOME TAXES

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future and any increase or decrease in the valuation allowance for deferred income tax assets.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

Income tax benefit from continuing operations for the years ended September 30, 2004, 2003, and 2002 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 34% to loss before income tax benefit as a result of the following (dollars in thousands):

	Years Ended September 30,
	2004	2003	2002
Computed "expected" income tax benefit from continuing operations	$(3,446)	$(14,343)	$(31,545)
(Increase) decrease in income tax benefit resulting from:
Impact of debt restructuring	39,858	—	—
State income tax benefits, net of Federal effect	(405)	(1,687)	(3,711)
Increase (decrease) in the valuation allowance for deferred income tax assets	(37,054)	13,467	32,609
Nondeductible interest expense	777	1,929	1,502
Other, net	270	634	1,145
Total income tax benefit	$—	$—	$—

Differences between financial accounting and tax bases of assets and liabilities giving rise to deferred income tax assets and liabilities are as follows at September 30, 2004 and 2003 (dollars in thousands):

	2004	2003
Deferred income tax assets:
Net operating loss carryforwards	$109,621	$109,379
Capitalized start-up costs	192	1,341
Accrued expenses	275	2,580
Deferred interest expense	—	34,107
Gross deferred income tax assets	110,088	147,407
Less valuation allowance for deferred income tax assets	(90,481)	(127,535)
Net deferred income tax assets	19,607	19,872
Deferred income tax liabilities, principally due to differences in depreciation and amortization	(13,184)	(19,872)
Deferred loss on restructuring	(6,423)	—
Net deferred income tax assets	$—	$—

Deferred income tax assets and liabilities are recognized for differences between the financial statement carrying amounts and the tax basis of assets and liabilities that result in future deductible or taxable amounts and for net operating loss and tax credit carryforwards. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has provided a valuation allowance against all of its deferred income tax assets because the realization of those deferred tax assets is not more likely than not.

The valuation allowance for deferred income tax assets as of September 30, 2004 and 2003 was $90.4 million and $127.5 million, respectively. The net change in the total valuation allowance for the years ended September 30, 2004, 2003, and 2002 was a decrease of $37.1 million and increases of $13.5 million, and $32.6 million, respectively.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

At September 30, 2004 the Company has net operating loss carryforwards for federal income tax purposes of approximately $288 million. The net operating loss will expire in various amounts beginning in the year 2019.

The non-monetary gain on the disposal of discontinued operations recorded during the quarter ended December 31, 2003 did not impact the Company's net operating loss carryforwards as the disposition resulted in a non-deductible loss for tax purposes. As a result of the Company's Recapitalization, the Company's existing net operating losses ("NOLs") will be subject to annual limitations as required by Section 382 of the Internal Revenue Code of 1986, as amended. The Company estimates that it had NOLs of approximately $288 million through the date of restructuring. The Company estimates that the annual limitation associated with these NOLs (as imposed by Internal Revenue Code Section 382) is approximately $4.5 million. The limitation imposed by Section 382 may serve to render a portion of the Company's NOLs useless.

The net operating loss carryforwards include deductions of approximately $11.4 million related to the exercise of stock options, which will be credited to additional paid in capital if recognized.

10.	COMMITMENTS AND CONTINGENCIES

(a)	Operating Leases

The Company is obligated under non-cancelable operating lease agreements for office space, cell sites, vehicles and office equipment. Future minimum annual lease payments under non-cancelable operating lease agreements with remaining terms greater than one year for the next five years and in the aggregate are as follows (dollars in thousands):

Years Ending September 30,
2005	$16,895
2006	12,764
2007	10,812
2008	9,770
2009	8,905
Thereafter	29,813
Total future minimum annual lease payments	$88,959

Rent expense for operating leases was $20.5 million, $19.4 million, and $19.1 million for the years ended September 30, 2004, 2003, and 2002, respectively.

(b)	Legal Matters

AirGate Securities Litigation

In May 2002, putative class action complaints were filed in the United States District Court for the Northern District of Georgia against AirGate PCS, Inc., Thomas M. Dougherty, Barbara L. Blackford, Alan B. Catherall, Credit Suisse First Boston, Lehman Brothers, UBS Warburg LLC, William Blair & Company, Thomas Wiesel Partners LLC and TD Securities. The complaints do not specify an amount or range of damages that the plaintiffs are seeking. The complaints seek class certification and allege that the prospectus used in connection with the secondary offering of Company stock by certain former iPCS stockholders on December 18, 2001 contained materially false and misleading statements and omitted material information necessary to make the statements in the prospectus not false and misleading. The alleged omissions included (i) failure to disclose that in order

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

to complete an effective integration of iPCS, drastic changes would have to be made to the Company's distribution channels, (ii) failure to disclose that the sales force in the acquired iPCS markets would require extensive restructuring and (iii) failure to disclose that the "churn" or "turnover" rate for subscribers would increase as a result of an increase in the amount of sub-prime credit quality subscribers the Company added from its merger with iPCS. On July 15, 2002, certain plaintiffs and their counsel filed a motion seeking appointment as lead plaintiffs and lead counsel. Subsequently, the court denied this motion without prejudice and two of the plaintiffs and their counsel filed a renewed motion seeking appointment as lead plaintiffs and lead counsel. On September 12, 2003, the court again denied the motion without prejudice and on December 2, 2003, certain plaintiffs and their counsel filed a modified renewed motion seeking appointment as lead plaintiffs and lead counsel. On August 17, 2004 the court granted the plaintiff's motion.

Pursuant to a consent scheduling order agreed to by the parties, lead plaintiffs filed a consolidated amended class action complaint on October 15, 2004 (the "Consolidated Complaint"). As did the original complaints filed in these actions, the Consolidated Complaint alleges that the Company's registration statement and prospectus relating to the December 2001 offering misrepresented and/or omitted adverse facts regarding the anticipated effects of the Company's acquisition of iPCS. The Consolidated Complaint also asserts that the registration statement/prospectus was false and misleading in certain other respects not previously alleged. The legal claims asserted in the Consolidated Complaint remain the same as those in the original complaints, i.e., the registration statement/prospectus violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. In addition, the class that lead plaintiffs seek to represent remains the same, and the named defendants remain the same.

Defendants' responses to the Consolidated Complaint are due on or before December 17, 2004. In the event that any defendant moves to dismiss, lead plaintiffs are to serve their opposition by January 21, 2005, and defendants' reply briefs are due on or before February 22, 2005. No further dates have been set in the case.

iPCS Bankruptcy

On February 23, 2003, iPCS and its two subsidiaries, iPCS Wireless, Inc. and iPCS Equipment, Inc. (the "Debtors") filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. During the bankruptcy cases, iPCS filed a motion and obtained an order authorizing it to assume a management agreement between iPCS, AirGate PCS and AirGate Services Co., as amended. The Company subsequently filed an administrative expense priority claim for amounts that the Company contends are owed by the Debtors under the assumed management agreement. The claim is for amounts that the Company is or might be liable to certain third party vendors for goods and services provided by such vendors to or for the benefit of the Debtors. In their disclosure statement, the Debtors indicated that they might seek to defend against the claim by arguing, among other things, that the Company has failed to disgorge an alleged preferential transfer in the amount of $3,079,311.41 and that the Company, its affiliates, officers, and directors may be subject to claims of the Debtors for mismanagement, breach of fiduciary duties, officer and director liability, and similar claims. iPCS has not yet named the Company as a defendant in a preference action. The parties are currently engaged in settlement discussions in an effort to resolve all of the disputes between them in advance of the January 2005 hearing on the Company's claim.

Indemnity under Sprint Management Agreement

As part of our management agreement with Sprint, we have agreed to indemnify Sprint and related parties of Sprint against any and all claims arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in our management agreement or any other

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

agreement between us and Sprint, the actions or the failure to act of anyone employed or hired by us in the performance of any work under the management agreement, except we will not indemnify Sprint for any claims arising solely from the negligence or willful misconduct of Sprint.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of business. While management currently believes that resolving all of these matters (including all matters discussed above), individually or in the aggregate, will not have a material adverse impact on our liquidity, financial condition or results of operations, the litigation and other claims noted above are subject to inherent uncertainties and management's view may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on our liquidity, financial condition and results of operation.

11.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(dollars in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)	Total
Year ended September 30, 2004:
Total revenue	$81,503	$78,036	$86,038	$91,531	$337,108
Operating income	49	1,270	8,217	15,867	25,403
Income (loss) from continuing operations	(11,110)	(9,876)	2,175	8,676	(10,135)
Income from discontinued operations	184,115	—	—	—	184,115
Net income (loss)	173,005	(9,876)	2,175	8,676	173,980
Earnings (loss) per share—basic and diluted
Income (loss) from continuing operations	(2.14)	(1.21)	0.18	0.74	(1.10)
Income from discontinued operations	35.46	—	—	—	19.98
Net income (loss)	33.32	(1.21)	0.18	0.74	18.88
Year ended September 30, 2003:
Total revenue	$81,865	$76,980	$83,186	$89,317	$331,348
Operating income (loss)	(9,233)	3,474	2,485	3,607	333
Loss from continuing operations	(19,427)	(6,698)	(8,247)	(7,814)	(42,186)
Loss from discontinued operations	(28,247)	(14,324)	—	—	(42,571)
Net loss	(47,674)	(21,022)	(8,247)	(7,814)	(84,757)
Loss per share—basic and diluted
Loss from continuing operations	(3.77)	(1.29)	(1.60)	(1.51)	(8.14)
Loss from discontinued operations	(5.48)	(2.76)	—	—	(8.22)
Net loss	(9.25)	(4.05)	(1.60)	(1.51)	(16.36)

(1)	During the fourth quarter of the year ended September 30, 2004, the Company recorded an adjustment to reduce cost of service and roaming by approximately $11.7 million related to the settlement of previously disputed charges between us and Sprint PCS. See note 4 to the consolidated financial statements for further discussion on this and other settlements with Sprint.

12.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

AGW Leasing Company, Inc. ("AGW") is a wholly-owned restricted subsidiary of the Company. AGW has fully and unconditionally guaranteed the notes and the credit facility. AGW was formed to hold the real estate interests for the Company's PCS network and retail operations. AGW also was a registrant under the Company's registration statement declared effective by the Securities and Exchange Commission on September 27, 1999.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

AirGate Network Services LLC ("ANS") is a wholly-owned restricted subsidiary of the Company. ANS has fully and unconditionally guaranteed the notes and the credit facility. ANS was formed to provide construction management services for the Company's PCS network.

AirGate Service Company, Inc. ("Service Co") is a wholly-owned restricted subsidiary of the Company. Service Co has fully and unconditionally guaranteed the notes and the credit facility. Service Co was formed to provide management services to the Company and iPCS.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The condensed consolidating financial information for the Company as of September 30, 2004 and for the year ended September 30, 2004 is as follows (dollars in thousands):

	AirGate PCS, Inc.	AGW Leasing Company, Inc.	AirGate Network Services, LLC	AirGate Service Company, Inc.	Eliminations	Consolidated
Cash and cash equivalents	$13,456	$—	$(3)	$—	$—	$13,453
Short-term investment securities	55,000	—	—	—	—	55,000
Other current assets	109,154	—	529	—	(61,695)	47,988
Total current assets	177,610	—	526	—	(61,695)	116,441
Property and equipment, net	116,678	—	27,646	—	—	144,324
Other noncurrent assets	5,882	—	—	—	—	5,882
Total assets	$300,170	$—	$28,172	$—	$(61,695)	$266,647
Current liabilities	$92,592	$—	$61,384	$—	$(61,695)	$92,281
Intercompany	(129,365)	85,114	—	44,251	—	—
Long-term debt	248,396	—	—	—	—	248,396
Other long-term liabilities	6,262	—	—	—	—	6,262
Investment in subsidiaries	162,577	—	—	—	(162,577)	—
Total liabilities	380,462	85,114	61,384	44,251	(224,272)	346,939
Stockholders' equity (deficit)	(80,292)	(85,114)	(33,212)	(44,251)	162,577	(80,292)
Total liabilities and stockholders' equity (deficit)	$300,170	$—	$28,172	$—	$(61,695)	$266,647
Revenue	$337,108	$—	$—	$—	$—	$337,108
Cost of revenue	172,822	17,711	6	—	—	190,539
Selling and marketing	48,617	2,242	—	—	—	50,859
General and administrative	21,905	522	3	—	—	22,430
Depreciation and amortization	38,270	—	9,559	—	—	47,829
Loss on disposal of property and equipment	48	—	—	—	—	48
Total operating expenses	281,662	20,475	9,568	—	—	311,705
Operating income (loss)	55,446	(20,475)	(9,568)	—	—	25,403
Loss in subsidiaries	(29,968)	—	—	—	29,968	—
Interest expense, net	(35,613)	—	75	—	—	(35,538)
Income (loss) from continuing operations before income tax	(10,135)	(20,475)	(9,493)	—	29,968	(10,135)
Income tax	—	—	—	—	—	—
Income (loss) from continuing operations	(10,135)	(20,475)	(9,493)	—	29,968	(10,135)
Income from discontinued operations	184,115	—	—	—	—	184,115
Net income (loss)	$173,980	$(20,475)	$(9,493)	$—	$29,968	$173,980
Operating activities	$(666)	$—	$261	$—	$—	$(405)
Investing activities	(13,819)	—	(264)	—	—	(14,083)
Financing activities	(26,137)	—	—	—	—	(26,137)
Increase (decrease) in cash and cash equivalents	(40,622)	—	(3)	—	—	(40,625)
Cash and cash equivalents at beginning of year	54,078	—	—	—	—	54,078
Cash and cash equivalents at end of year	$13,456	$—	$(3)	$—	$—	$13,453

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

The condensed consolidating financial information for the Company as of September 30, 2003 and for the year ended September 30, 2003 is as follows (dollars in thousands):

	AirGate PCS, Inc.	AGW Leasing Company, Inc.	AirGate Network Services, LLC	AirGate Service Company, Inc.	Eliminations	Consolidated
Cash and cash equivalents	$54,078	$—	$—	$—	$—	$54,078
Other current assets	108,136	—	529	—	(61,478)	47,187
Total current assets	162,214	—	529	—	(61,478)	101,265
Property and equipment, net	141,129	—	36,941	—	—	178,070
Other noncurrent assets	11,581	—	—	—	—	11,581
Total assets	$314,924	$—	$37,470	$—	$(61,478)	$290,916
Current liabilities	$89,036	$—	$61,189	$—	$(61,478)	$88,747
Intercompany	(108,890)	64,639	—	44,251	—	—
Long-term debt	386,509	—	—	—	—	386,509
Other long-term liabilities	8,542	—	—	—	—	8,542
Investment in subsidiaries	316,724	—	—	—	(132,609)	184,115
Total liabilities	691,921	64,639	61,189	44,251	(194,087)	667,913
Stockholders' equity (deficit)	(376,997)	(64,639)	(23,719)	(44,251)	132,609	(376,997)
Total liabilities and stockholders' equity (deficit)	$314,924	$—	$37,470	$—	$(61,478)	$290,916
Revenue	$331,348	$—	$—	$—	$—	$331,348
Cost of revenue	189,819	16,640	24	3,428	(1,024)	208,887
Selling and marketing	44,446	2,591	1	5,539	(808)	51,769
General and administrative	13,955	549	1	9,955	(1,113)	23,347
Depreciation and amortization	36,940	—	9,554	—	—	46,494
Loss on disposal of property and equipment	518	—	—	—	—	518
Total operating expenses	285,678	19,780	9,580	18,922	(2,945)	331,015
Operating income (loss)	45,670	(19,780)	(9,580)	(18,922)	2,945	333
Loss in subsidiaries	(45,158)	—	—	—	45,158	—
Interest expense, net	(42,698)	—	179	—	—	(42,519)
Income (loss) from continuing operations before income tax	(42,186)	(19,780)	(9,401)	(18,922)	48,103	(42,186)
Income tax	—	—	—	—	—	—
Income (loss) from continuing operations	(42,186)	(19,780)	(9,401)	(18,922)	48,103	(42,186)
Loss from discontinued operations	(42,571)	—	—	—	—	(42,571)
Net income (loss)	$(84,757)	$(19,780)	$(9,401)	$(18,922)	$48,103	$(84,757)
Operating activities	$50,299	$—	$(118)	$—	$—	$50,181
Investing activities	(16,023)	—	—	—	—	(16,023)
Financing activities	15,033	—	—	—	—	15,033
Increase (decrease) in cash and cash equivalents	49,309	—	(118)	—	—	49,191
Cash and cash equivalents at beginning of year	4,769	—	118	—	—	4,887
Cash and cash equivalents at end of year	$54,078	$—	$—	$—	$—	$54,078

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

The condensed consolidating financial information for the Company for the year ended September 30, 2002 is as follows (dollars in thousands):

	AirGate PCS, Inc.	AGW Leasing Company, Inc.	AirGate Network Services, LLC	AirGate Service Company, Inc.	Eliminations	Consolidated
Revenue	$313,544	$—	$—	$—	$—	$313,544
Cost of revenue	214,714	15,219	—	3,140	(1,142)	231,931
Selling and marketing	73,692	2,754	—	4,169	(1,516)	79,099
General and administrative	6,092	585	—	18,020	(6,554)	18,143
Depreciation and amortization	32,407	—	8,357	—	—	40,764
Loss on disposal of property and equipment	717	—	357	—	—	1,074
Total operating expenses	327,622	18,558	8,714	25,329	(9,212)	371,011
Operating loss	(14,078)	(18,558)	(8,714)	(25,329)	9,212	(57,467)
Loss in subsidiaries	(41,498)	—	—	—	41,498	—
Interest expense, net	(37,204)	—	1,891	—	—	(35,313)
Loss from continuing operations before income tax	(92,780)	(18,558)	(6,823)	(25,329)	50,710	(92,780)
Income tax	—	—	—	—	—	—
Loss from continuing operations	(92,780)	(18,558)	(6,823)	(25,329)	50,710	(92,780)
Discontinued operations	(903,837)	—	—	—	—	(903,837)
Net loss	$(996,617)	$(18,558)	$(6,823)	$(25,329)	$50,710	$(996,617)
Operating activities	$(25,809)	$—	$275	$—	$—	$(25,534)
Investing activities	(46,321)	—	—	—	—	(46,321)
Financing activities	62,452	—	—	—	—	62,452
(Decrease) Increase in cash and cash equivalents	(9,678)	—	275	—	—	(9,403)
Cash and cash equivalents at beginning of year	14,447	—	(157)	—	—	14,290
Cash and cash equivalents at end of year	$4,769	$—	$118	$—	$—	$4,887

13.	SUBSEQUENT EVENTS

(a)	Issuance of $175 million notes

On October 25, 2004, the Company issued $175.0 million of first priority senior secured floating rate notes due 2011 at par value. The notes bear interest at a rate equal to the three-month LIBOR plus 3.75%, reset quarterly. Proceeds from the notes were used to repay and terminate the Company's $131.2 million senior credit facility, redeem the Company's $1.8 million 13.5% senior subordinated discount notes due 2009, and for general corporate purposes. If the Company undergoes a change of control (as defined in the indenture that governs the $175.0 million notes), then it must make an offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest.

In October 2004, the Company incurred and capitalized approximately $4.5 million of fees and expenses related to the $175.0 million note offering and expensed previously paid transaction fees related to the credit facility and the 13.5% notes totaling approximately $2.8 million.

AIRGATE PCS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)

(b)	Merger Agreement with Alamosa Holdings, Inc.

On December 7, 2004, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Alamosa Holdings, Inc. ("Alamosa") and A-Co. Merger Sub, Inc., a direct wholly-owned subsidiary of Alamosa ("Merger Sub"). The description of the Merger Agreement set forth below is qualified in its entirety by reference to the actual terms of the Merger Agreement.

Pursuant to the Merger Agreement, the Company will merge (the "Merger") with and into Merger Sub with Merger Sub surviving. After the Merger, the Company will be a subsidiary of Alamosa. Under the terms of the Merger Agreement, Company shareholders will receive 2.87 Alamosa shares for every share of Company common stock they hold. In addition, Company shareholders will have the option to elect cash consideration in place of Alamosa stock, up to an aggregate amount of $100 million, with the per share cash consideration (the "Per Share Cash Consideration") based on the average closing price of Alamosa stock in the ten trading days prior to the completion of the transaction multiplied by 2.87 (the "Per Share Amount"). The Per Share Cash Consideration is subject to proration to ensure that Alamosa exchanges no more than $100 million in aggregate cash consideration.

Immediately prior to the effective time of the Merger, all outstanding options for our common stock will become vested in full and we will pay the holders an amount in cash equal to the number of shares of our common stock issuable thereunder times the amount, if any, by which the Per Share Amount exceeds the exercise price of the options. All outstanding restricted stock units ("RSUs") will be terminated and we will pay the holder an amount in cash equal to the Per Share Amount for each RSU held. Outstanding warrants for our common stock will become exercisable for Alamosa common stock and cash in the same proportion as our shareholders receive in the aggregate in the Merger.

The completion of the Merger is subject to various customary closing conditions, including obtaining the approval of the Company's and Alamosa's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1974 and the consent of Sprint PCS. In the event of a termination of the Merger Agreement under certain circumstances, the Company or Alamosa may be required to pay the other a termination fee as set forth in the Merger Agreement.

Pursuant to the Merger Agreement, Alamosa has agreed to assume our obligations with respect to certain currently effective registration statements covering our outstanding Notes (as defined below) and warrants. In addition, the Indentures (the "Indentures") governing our outstanding 9 3/8% Senior Subordinated Discount Notes due 2009 and our First Priority Senior Secured Floating Rate Notes due 2011 (together, the "Notes"), provide that we may be required to effect a repurchase offer of such Notes upon a change of control of the Company. Pursuant to the Merger Agreement, Alamosa has agreed that it shall, or shall cause Merger Sub, to effect such repurchase offers, if so required by the Indentures.

(c)	Equipment Purchase Commitment

In December 2004, the Company entered into an agreement with an equipment vendor to purchase network products and services which provides for a minimum purchase commitment of $80 million during the time period beginning October 1, 2004 and ending on September 30, 2009. The Company plans to both buy new equipment and replace existing equipment. The Company will evaluate the remaining economic life of any equipment that it replaces and accelerate depreciation if necessary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
AirGate PCS, Inc.:

Under date of December 13, 2004, we reported on the consolidated balance sheets of AirGate PCS, Inc. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended September 30, 2004. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Atlanta, Georgia
December 13, 2004

35

AIRGATE PCS, INC. AND SUBSIDIARIES
CONSOLIDATED SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended September 30, 2004, 2003 and 2002
(Dollars in thousands)

		Additions
CLASSIFICATION	Balance at Beginning of Period	Charges to Costs and Expenses		Other		Deductions		Balance at End of Period
September 30, 2004
Allowance for Doubtful Accounts	$4,635	181	(1)	9,379	(2)	(8,678	)(3)	$5,517
Income Tax Valuation Allowance	$127,535	(37,054	)(4)	—		—		$90,481
September 30, 2003
Allowance for Doubtful Accounts	$6,759	5,220	(1)	13,511	(2)	(20,855	)(3)	$4,635
Income Tax Valuation Allowance	$114,068	13,467	(4)	—		—		$127,535
September 30, 2002
Allowance for Doubtful Accounts	$2,759	21,343	(1)	14,053	(2)	(31,396	)(3)	$6,759
Income Tax Valuation Allowance	$81,459	32,609	(4)	—		—		$114,068

(1)	Amounts represent provisions for doubtful accounts charged to cost of service and roaming. During the year ended September 30, 2004, the Company received a $1.5 million credit from Sprint related to bad debt write-offs.

(2)	Amounts represent provisions for late payment fees, early cancellation fees, first payment default customers, and other billing adjustments charged to subscriber revenues.

(3)	Amounts represent write-offs of uncollectible customer accounts.

(4)	Amounts represent adjustments to the valuation allowance for deferred income tax assets to reduce them to the amount believed to be realizable.

AIRGATE PCS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(unaudited)

	December 31, 2004	September 30, 2004
	(Dollars in thousands, except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$15,917	$13,453
Short-term investment securities	94,059	55,000
Accounts receivable, net of allowance for doubtful accounts of $6,220 and $5,517	20,800	20,329
Receivable from Sprint	22,749	23,601
Inventories	4,672	3,052
Prepaid expenses	1,519	983
Other current assets	1,048	23
Total current assets	160,764	116,441
Property and equipment, net of accumulated depreciation and amortization of $192,814 and $177,729	130,809	144,324
Financing costs	4,621	3,071
Direct subscriber activation costs	1,680	1,846
Other assets	965	965
Total assets	$298,839	$266,647
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$1,275	$2,128
Accrued expense	23,977	18,967
Payable to Sprint	39,954	40,879
Deferred revenue	9,567	9,107
Current maturities of long-term debt	—	21,200
Total current liabilities	74,773	92,281
Deferred subscriber activation fee revenue	2,843	3,172
Other long-term liabilities	3,176	3,090
Long-term debt, excluding current maturities	312,478	248,396
Total liabilities	393,270	346,939
COMMITMENTS AND CONTINGENCIES (NOTES 6 AND 13)
Stockholders' deficit:
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $ .01 par value; 30,000,000 shares authorized; 11,827,483 and 11,768,058 shares issued and outstanding at December 31, 2004 and September 30, 2004	118	118

Additional paid-in-capital	1,047,676	1,046,551
Accumulated deficit	(1,142,225)	(1,126,961)
Total stockholders' deficit	(94,431)	(80,292)
Total liabilities and stockholders' deficit	$298,839	$266,647

See accompanying notes to the unaudited consolidated financial statements.

AIRGATE PCS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	For the Quarters Ended December 31
	2004	2003
	(Dollars in thousands, except per share amounts)
Revenue:
Service revenue	$65,172	$62,173
Roaming and wholesale revenue	22,301	16,483
Equipment revenue	4,739	2,847
Total revenue	92,212	81,503

Operating Expense:
Cost of service and roaming (exclusive of depreciation and amortization as shown separately below)	48,800	42,465
Cost of equipment	10,239	6,586
Selling and marketing expense	15,423	14,125
General and administrative expense	5,020	6,407
Non-cash stock compensation expense	497	106
Depreciation and amortization of property and equipment	15,993	11,767
Loss (gain) on disposal of property and equipment	293	(2)
Total operating expense	96,265	81,454
Operating (loss) income	(4,053)	49
Interest income	530	157
Interest expense	(8,750)	(11,316)
Loss on early extinguishment of debt	(2,991)	—
Loss from continuing operations before income tax	(15,264)	(11,110)
Income tax	—	—
Loss from continuing operations	(15,264)	(11,110)
Discontinued Operations:
Gain on disposal of discontinued operations net of $0 income tax expense	—	184,115
Income from discontinued operations	—	184,115
Net income (loss)	$(15,264)	$173,005

Basic and diluted weighted-average number of shares outstanding	11,771,458	5,192,238

Basic and diluted earnings (loss) per share:
Loss from continuing operations	$(1.30)	$(2.14)
Income from discontinued operations	—	35.46
Net income (loss)	$(1.30)	$33.32

See accompanying notes to the unaudited consolidated financial statements.

AIRGATE PCS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the Quarters Ended December 31
	2004	2003
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(15,264)	$173,005
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Gain on disposal of discontinued operations	—	(184,115)
Depreciation and amortization of property and equipment	15,993	11,767
Amortization of financing costs into interest expense	152	305
Provision for doubtful accounts	1,782	405
Loss on early extinguishment of debt	2,991	—
Interest expense associated with accretion of discounts	877	9,150
Non-cash stock compensation	497	106
Loss (gain) on disposal of property and equipment	293	(2)
Changes in assets and liabilities:
Accounts receivable	(2,253)	5,592
Purchases of short-term investment securities, net	(39,059)	—
Receivable from Sprint	852	81
Inventories	(1,620)	(474)
Prepaid expenses, other current and non-current assets	(1,395)	(3,039)
Accounts payable, accrued expenses and other long-term liabilities	3,916	(5,944)
Payable to Sprint	(925)	987
Deferred revenue	460	437
Net cash (used in) provided by operating activities	(32,703)	8,261
Cash flows from investing activities:
Purchases of property and equipment	(2,773)	(1,599)
Net cash used in investing activities	(2,773)	(1,599)
Cash flows from financing activities:
Proceeds from issuance of floating rate notes	175,000	—
Repayments of credit facility	(131,200)	(506)
Repayment of senior subordinated notes	(1,795)	—
Deferred financing costs	(4,693)	(191)
Proceeds from issuance of employee stock options	628	—
Net cash provided by (used in) financing activities	37,940	(697)
Net increase in cash and cash equivalents	2,464	5,965
Cash and cash equivalents at beginning of period	13,453	54,078
Cash and cash equivalents at end of period	$15,917	$60,043

Supplemental disclosure of cash flow information:
Interest paid	$1,407	$2,076
Capitalized interest	23	30

See accompanying notes to the unaudited consolidated financial statements.

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004
(unaudited)

1.    BUSINESS, BASIS OF PRESENTATION AND LIQUIDITY

(a)    Business and Basis of Presentation

The accompanying unaudited consolidated financial statements of AirGate PCS, Inc. and subsidiaries (the "Company" or "AirGate" or "AirGate PCS") are presented in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") and do not include all of the disclosures normally required by accounting principles generally accepted in the United States of America. In the opinion of management, these statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the consolidated financial statements for the interim periods. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-K (the "Annual Report") for the fiscal year ended September 30, 2004, which are filed with the SEC and may be accessed via EDGAR on the SEC's website at http://www.sec.gov. The results of operations for the quarter ended December 31, 2004 are not necessarily indicative of the results that can be expected for the entire fiscal year ending September 30, 2005. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated balance sheets and revenues and expenses during the reporting periods to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated in consolidation.

AirGate PCS, Inc. and its subsidiaries were created for the purpose of providing wireless Personal Communication Services ("PCS"). The Company is a network partner of Sprint with the right to market and provide Sprint PCS products and services using the Sprint brand names in a defined territory. The accompanying consolidated financial statements include the accounts of AirGate PCS, Inc. and its wholly-owned restricted subsidiaries, AGW Leasing Company, Inc., AirGate Service Company, Inc. and AirGate Network Services, LLC for all periods presented.

On October 17, 2003, the Company irrevocably transferred all of its shares of common stock of iPCS, Inc. and its subsidiaries ("iPCS") to a trust for the benefit of the Company's stockholders of record as of the date of the transfer. On the date of the transfer, the iPCS investment ($184.1 million credit balance carrying amount) was eliminated and recorded as a non-monetary gain on disposal of discontinued operations. The Company's consolidated financial statements reflect the results of iPCS as discontinued operations (described below in Note 8).

On February 13, 2004, the Company effected a 1-for-5 reverse stock split and stockholders received one share of common stock, and cash resulting from the elimination of any fractional shares, in exchange for each five shares of common stock then outstanding. All share and per share amounts have been restated to give retroactive effect to the reverse stock split.

(b)    Liquidity

The PCS market is characterized by significant risks as a result of rapid changes in technology, intense competition and the costs associated with the build-out, on-going operation and growth of a PCS network. The Company's operations are dependent upon Sprint's ability to perform its obligations under the agreements between the Company and Sprint (see Note 5) under which the Company has agreed to construct and manage its Sprint PCS network (the "Sprint Agreements").

Since inception, the Company has financed its operations through debt financing and proceeds generated from public offerings of its common stock and cash provided from operations. The proceeds from these transactions and cash provided from operations have been used to fund the build-out of the Company's portion of the PCS network of Sprint, subscriber acquisition costs and working capital. Since inception, the Company has invested over $300 million in capital expenditures.

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

As of December 31, 2004, the Company had cash and cash equivalents of $15.9 million and short-term investment securities of $94.1 million included in working capital of $86.0 million. The Company's ability to borrow additional funds is limited by the terms of its outstanding notes. As a result, the Company is completely dependent on available cash and operating cash flow to pay debt service and meet its other capital needs. If such sources are not sufficient, alternative funding sources may not be available. The Company believes that cash on hand and short-term investment securities plus the additional liquidity that it expects to generate from operations will be sufficient to fund expected capital expenditures and to cover its working capital and debt service requirements for at least the next 12 months.

The Company's future liquidity will be dependent on a number of factors influencing its projections of operating cash flow, including those related to subscriber growth, retention and credit quality, revenue growth and the Company's ability to manage operating expenses. Should actual results differ significantly from these assumptions, the Company's liquidity position could be adversely affected and it could be in a position that would require it to raise additional capital which may or may not be available on terms acceptable to the Company, if at all. The Company's ability to raise capital when needed could have a material adverse effect on the Company's ability to achieve its intended business objectives.

2.    STOCK-BASED COMPENSATION PLANS

The Company has elected to continue to account for our stock-based compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees", and disclose pro forma effects of the plans on a net income (loss) and earnings (loss) per share basis as provided by SFAS No. 123, "Accounting for Stock-Based Compensation." The Company did not recognize compensation expense with respect to options that had an exercise price equal to the fair market value of the Company's common stock on the date of grant. Had compensation expense for these options been recognized based on fair value at the grant dates under the related provisions of SFAS No. 123, the pro forma loss from continuing operations and net income (loss) and earnings (loss) per share during the quarters ended December 31, 2004 and 2003 would have been as follows:

	For the Quarters Ended December 31
	2004	2003
	(Dollars in thousands, except per share data)
Loss from continuing operations, as reported	$(15,264)	$(11,110)
Add: stock based compensation expense included in determination of loss from continuing operations	497	106
Less: stock based compensation expense determined under the fair value based method	(615)	(2,383)
Pro forma, loss from continuing operations	$(15,382)	$(13,387)
Basic and diluted loss from continuing operations per share:
As reported	$(1.30)	$(2.14)
Pro forma	$(1.31)	$(2.58)

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

	For the Quarters Ended December 31
	2004	2003
	(Dollars in thousands, except per share data)
Net income (loss), as reported	$(15,264)	$173,005
Add: stock-based compensation expense included in determination of net income (loss)	497	106
Less: stock based compensation expense determined under the fair value based method	(615)	(2,383)
Pro forma net income (loss)	$(15,382)	$170,728
Basic and diluted earnings (loss) per share:
As reported	$(1.30)	$33.32
Pro forma	$(1.31)	$32.88

3.    SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB revised Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin ("ARB") No. 51" ("FIN 46R"). This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which was issued in January 2003. This Interpretation applies immediately to variable interest entities created or acquired after January 31, 2003, and to special purpose entities for the quarter ended after December 15, 2003. The Interpretation is generally effective for interim periods ending after March 15, 2004 for all variable interest entities created or acquired prior to January 31, 2003. The Company does not have any variable interest entity arrangements.

4.    MERGER AGREEMENT WITH ALAMOSA HOLDINGS, INC.

On December 7, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Alamosa Holdings, Inc. ("Alamosa") and A-Co. Merger Sub, Inc., a direct wholly-owned subsidiary of Alamosa ("Merger Sub"). The description of the Merger Agreement set forth below is qualified in its entirety by reference to the actual terms of the Merger Agreement.

Pursuant to the Merger Agreement, the Company will merge (the "Merger") with and into Merger Sub with Merger Sub surviving. After the Merger, the Company will be a subsidiary of Alamosa. Under the terms of the Merger Agreement, Company stockholders will receive 2.87 Alamosa shares for every share of Company common stock they hold. In addition, Company stockholders will have the option to elect cash consideration in place of Alamosa stock, up to an aggregate amount of $100 million, with the per share cash consideration (the "Per Share Cash Consideration") based on the average closing price of Alamosa stock in the ten trading days prior to the completion of the transaction multiplied by 2.87 (the "Per Share Amount"). The Per Share Cash Consideration is subject to proration to ensure that Alamosa exchanges no more than $100 million in aggregate cash consideration.

Immediately prior to the effective time of the Merger, all outstanding options for our common stock will become vested in full and the Company will pay the holders an amount in cash equal to the number of shares of our common stock issuable thereunder times the amount, if any, by which the Per Share Amount exceeds the exercise price of the options. All outstanding restricted stock units ("RSUs") will be terminated, and the Company will pay the holder an amount in cash equal to the

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

Per Share Amount for each RSU held. Outstanding warrants for our common stock will become exercisable for Alamosa common stock and cash in the same proportion as our shareholders receive in the aggregate in the Merger.

The completion of the Merger is subject to certain conditions, including obtaining the approval of the Company's and Alamosa's stockholders and the consent of Sprint. The Company received Sprint's consent on January 25, 2005. In the event of a termination of the Merger Agreement under certain circumstances, the Company or Alamosa may be required to pay the other a termination fee as set forth in the Merger Agreement.

Pursuant to the Merger Agreement, Alamosa has agreed to assume our obligations with respect to certain currently effective registration statements covering our outstanding Notes (as defined below) and warrants. In addition, the Indentures (the "Indentures") governing our outstanding 9 3/8% Senior Subordinated Discount Notes due 2009 and our First Priority Senior Secured Floating Rate Notes due 2011 (together, the "Notes"), provide that we may be required to effect a repurchase offer of such Notes upon a change of control of the Company. Pursuant to the Merger Agreement, Alamosa has agreed that it shall, or shall cause Merger Sub, to effect such repurchase offers, if so required by the Indentures.

5.    SPRINT AGREEMENTS

Under our agreements with Sprint, Sprint is obligated to provide the Company with significant support services such as billing, collections, long distance, customer care, network operations support, inventory logistics support, use of Sprint brand names, national advertising, national distribution and product development. Additionally, the Company derives substantial roaming revenue and expense when Sprint's and Sprint's network partners' wireless subscribers incur minutes of use in the Company's territories and when the Company's subscribers incur minutes of use in Sprint and other Sprint network partners' PCS territories. These transactions are recorded as roaming and wholesale revenue, cost of service and roaming, cost of equipment, and selling and marketing expense in the accompanying consolidated statements of operations. Cost of service and roaming transactions include an 8% affiliation fee, long distance charges, roaming expense and costs of service such as billing, collections, customer service and pass-through expenses. Cost of equipment transactions relate to inventory purchased by the Company from Sprint under the Sprint Agreements. Selling and marketing transactions relate to subsidized costs on handsets and commissions paid by the Company under Sprint's national distribution programs.

Although the Company acknowledges its responsibility for all of its internal controls, the Company relies upon Sprint as a service provider to provide accurate information for the settlement of revenue and certain expense items. The Company makes estimates used in connection with the preparation of financial statements based on the financial and statistical information provided by Sprint. Inaccurate or incomplete data from Sprint in connection with the services provided to the Company by Sprint could have a material adverse effect on the Company's financial position, results of operations or cash flow.

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

Amounts recorded relating to the Sprint Agreements for the quarters ended December 31, 2004 and 2003 are as follows:

	For the Quarters Ended December 31
	2004	2003
	(Dollars in thousands)
Amounts included in the Condensed Consolidated Statements of Operations:
Roaming and wholesale revenue	$21,855	$15,747
Cost of service and roaming:
Roaming	$18,133	$13,274
Customer service	8,689	5,189
Affiliation fee	5,054	4,699
Long distance	3,170	3,268
Other	321	588
Total cost of service and roaming	$35,367	$27,018

Purchased inventory	$11,992	$7,328

Selling and marketing	$5,351	$4,993

	As of
	December 31, 2004	September 30, 2003
	(Dollars in thousands)
Receivable from Sprint	$22,749	$23,601
Payable to Sprint	$39,954	$40,879

During the quarter ended December 31, 2003, the Company recorded $0.9 million as a reduction of roaming revenue and $1.2 million as a reduction to cost of service relating to special settlements from Sprint. The $0.9 million reduction of roaming revenue resulted from a correction to Sprint's billing system with respect to data-related inbound roaming revenue. The $1.2 million credit resulted from Sprint's decision to discontinue their billing system conversion.

Prior to amending the Sprint agreement in August 2004, Sprint determined monthly service charges at the beginning of each calendar year. At the end of the year Sprint would calculate the actual costs to provide services for its network partners. If the costs to provide these services were less than the amounts paid by Sprint's network partners, Sprint would issue a credit for these amounts. If the costs to provide these services were more than the amounts paid by Sprint's network partners, Sprint would charge the network partners for these amounts. For the quarter ended December 31, 2003, Sprint credited the Company $2.6 million for the calendar year 2003, which was recorded as a reduction to cost of service.

The Sprint Agreements require the Company to maintain certain minimum network performance standards and to meet other performance requirements. The Company believes it was in compliance in all material respects with these requirements as of December 31, 2004.

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

6.    LEGAL MATTERS

In May 2002, putative class action complaints were filed in the United States District Court for the Northern District of Georgia against AirGate PCS, Inc., Thomas M. Dougherty, Barbara L. Blackford, Alan B. Catherall, Credit Suisse First Boston, Lehman Brothers, UBS Warburg LLC, William Blair & Company, Thomas Wiesel Partners LLC and TD Securities. The complaints do not specify an amount or range of damages that the plaintiffs are seeking. The complaints seek class certification and allege that the prospectus used in connection with the secondary offering of Company stock by certain former stockholders of iPCS, a former subsidiary of the Company, on December 18, 2001 contained materially false and misleading statements and omitted material information necessary to make the statements in the prospectus not false and misleading. The alleged omissions included: (i) failure to disclose that in order to complete an effective integration of iPCS, drastic changes would have to be made to the Company's distribution channels, (ii) failure to disclose that the sales force in the acquired iPCS markets would require extensive restructuring and (iii) failure to disclose that the "churn" or "turnover" rate for subscribers would increase as a result of an increase in the amount of sub-prime credit quality subscribers the Company added from its merger with iPCS. On July 15, 2002, certain plaintiffs and their counsel filed a motion seeking appointment as lead plaintiffs and lead counsel. Subsequently, the court denied this motion without prejudice and two of the plaintiffs and their counsel filed a renewed motion seeking appointment as lead plaintiffs and lead counsel. On September 12, 2003, the court again denied that motion without prejudice and on December 2, 2003, certain plaintiffs' and their counsel filed a modified renewed motion seeking appointment as lead plaintiffs and lead counsel. On August 17, 2004 the court granted the plaintiff's motion.

Pursuant to a consent scheduling order agreed to by the parties, lead plaintiffs filed a consolidated amended class action complaint on October 15, 2004 (the "Consolidated Complaint"). As did the original complaints filed in these actions, the Consolidated Complaint alleges that the Company's registration statement and prospectus relating to the December 2001 offering misrepresented and/or omitted adverse facts regarding the anticipated effects of the Company's acquisition of iPCS. The Consolidated Complaint also asserts that the registration statement/prospectus was false and misleading in certain other respects not previously alleged. The legal claims asserted in the Consolidated Complaint remain the same as those in the original complaints, i.e. the registration statement/prospectus violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. In addition, the class that lead plaintiffs seek to represent remains the same, and the named defendants remain the same.

Defendants' responses to the Consolidated Complaint were due on or before December 17, 2004. In the event that any defendant moves to dismiss, lead plaintiffs were to serve their opposition by January 21, 2005, and defendants' reply briefs are due on or before February 22, 2005. On December 30, 2004, defendants filed motions to dismiss the consolidated complaint. The lead plaintiffs have not yet responded to the motions to dismiss, which have not yet been ruled upon by the court and remain pending.

iPCS Bankruptcy

On February 23, 2003, iPCS and its two subsidiaries, iPCS Wireless, Inc. and iPCS Equipment, Inc. (the "Debtors") filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. During the bankruptcy cases, iPCS filed a motion and obtained an order authorizing it to assume a management agreement between iPCS, AirGate PCS and AirGate Services Co., as amended. The Company subsequently filed an administrative expense priority claim for amounts that the Company contends are owed by the Debtors under the assumed management agreement. The claim is for amounts that the Company is or might be liable to certain third party vendors for goods and services provided by such vendors to or for the benefit of the Debtors. In their disclosure statement, the

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

Debtors indicated that they might seek to defend against the claim by arguing, among other things, that the Company has failed to disgorge an alleged preferential transfer in the amount of approximately $3.1 million and that the Company, its affiliates, officers, and directors may be subject to claims of the Debtors for mismanagement, breach of fiduciary duties, officer and director liability, and similar claims. iPCS has not yet named the Company as a defendant in a preference action. The parties are currently engaged in settlement discussions in an effort to resolve all of the disputes between them.

Indemnity under Sprint Management Agreement

As part of our management agreement with Sprint, the Company has agreed to indemnify Sprint and related parties of Sprint against any and all claims arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in our management agreement or any other agreement between us and Sprint, the actions or the failure to act of anyone employed or hired by us in the performance of any work under the management agreement, except the Company will not indemnify Sprint for any claims arising solely from the negligence or willful misconduct of Sprint.

The Company is also subject to a variety of other claims and suits that arise from time to time in the ordinary course of business. While management currently believes that resolving all of these matters (including all matters discussed above), individually or in the aggregate, will not have a material adverse impact on our liquidity, financial condition or results of operations, the litigation and other claims noted above are subject to inherent uncertainties and management's view may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on our liquidity, financial condition and results of operations.

7.    INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates applied to expected taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities for a change in tax rates is recognized as income or expense in the period that includes the enactment date. A valuation allowance is provided for deferred income tax assets based upon the Company's assessment of whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

During the quarters ended December 31, 2004 and 2003, the Company did not recognize income tax expense or a benefit on continuing operations. A full valuation allowance has been provided as management believes it is not more likely than not that the income tax benefit would be realized.

8.    DISCONTINUED OPERATIONS

On November 30, 2001, the Company acquired iPCS, another Sprint network partner. The transaction was accounted for under the purchase method of accounting.

Subsequent to the acquisition of iPCS, the results of operations and accounts of iPCS were consolidated with the Company in accordance with generally accepted accounting principles. On

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

February 23, 2003, iPCS filed for Chapter 11 bankruptcy for the purpose of effecting a court administered reorganization. Subsequent to February 23, 2003, the Company no longer consolidated the accounts and results of operations of iPCS and the accounts of iPCS were recorded as an investment using the cost method of accounting.

On October 17, 2003, the Company irrevocably transferred all of its shares of iPCS common stock to a trust for the benefit of the Company's stockholders of record on the date of the transfer. On the date of the transfer, the iPCS investment ($184.1 million credit balance carrying amount) was eliminated and recorded as a non-monetary gain on disposal of discontinued operations. The Company's consolidated financial statements reflect the results of iPCS as discontinued operations.

9.    CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

AGW Leasing Company, Inc. ("AGW") is a wholly-owned restricted subsidiary of the Company. AGW has fully and unconditionally guaranteed the 9 3/8% notes and the Floating Rate Notes. AGW was formed to hold the real estate interests for the Company's PCS network and retail operations. AGW also was a registrant under the Company's registration statement declared effective by the Securities and Exchange Commission on September 27, 1999.

AirGate Network Services LLC ("ANS") is a wholly-owned restricted subsidiary of the Company. ANS has fully and unconditionally guaranteed the 9 3/8% notes and the Floating Rate Notes. ANS was formed to provide construction management services for the Company's PCS network.

AirGate Service Company, Inc. ("Service Co") is a wholly-owned restricted subsidiary of the Company. Service Co has fully and unconditionally guaranteed the 9 3/8% notes and the Floating Rate Notes. Service Co was formed to provide management services to the Company and iPCS. Subsequent to September 30, 2003, such services were discontinued and were performed directly by the respective entity.

The following shows the unaudited condensed consolidating financial statements for the Company and its guarantor subsidiaries, as listed above, as of December 31, 2004 and September 30, 2004 and for the quarters ended December 31, 2004 and 2003 (dollars in thousands):

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

Unaudited Condensed Consolidating Balance Sheets
As of December 31, 2004

	Airgate PCS, Inc.	AirGate Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$15,927	$(10)	$—	$15,917
Short-term investment securities	94,059	—	—	94,059
Other current assets	112,202	529	(61,943)	50,788
Total current assets	222,188	519	(61,943)	160,764
Property and equipment, net	105,522	25,287	—	130,809
Other noncurrent assets	7,266	—	—	7,266
Total assets	$334,976	$25,806	$(61,943)	$298,839
Current liabilities	$75,302	$61,414	$(61,943)	$74,773
Intercompany	(134,537)	134,537	—	—
Long-term debt	312,478	—	—	312,478
Other long-term liabilities	6,019	—	—	6,019
Investment in subsidiaries	170,145	—	(170,145)	—
Total liabilities	429,407	195,951	(232,088)	393,270
Stockholders' deficit	(94,431)	(170,145)	170,145	(94,431)
Total liabilities and stockholders' deficit	$334,976	$25,806	$(61,943)	$298,839

Condensed Consolidating Balance Sheets
As of September 31, 2004

	Airgate PCS, Inc.	AirGate Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$13,456	$(3)	$—	$13,453
Short-term investment securities	55,000	—	—	55,000
Other current assets	109,154	529	(61,695)	47,988
Total current assets	177,610	526	(61,695)	116,441
Property and equipment, net	116,678	27,646	—	144,324
Other noncurrent assets	5,882	—	—	5,882
Total assets	$300,170	$28,172	$(61,695)	$266,647
Current liabilities	$92,592	$61,384	$(61,695)	$92,281
Intercompany	(129,365)	129,365	—	—
Long-term debt	248,396	—	—	248,396
Other long-term liabilities	6,262	—	—	6,262
Investment in subsidiaries	162,577	—	(162,577)	—
Total liabilities	380,462	190,749	(224,272)	346,939
Stockholders' deficit	(80,292)	(162,577)	162,577	(80,292)
Total liabilities and stockholders' deficit	$300,170	$28,172	$(61,695)	$266,647

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

Unaudited Condensed Statement of Operations
For the Quarter Ended December 31, 2004

	Airgate PCS, Inc.	AirGate Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$92,212	$—	$—	$92,212
Cost of revenue	54,684	4,355	—	59,039
Selling and marketing	14,711	712	—	15,423
General and administrative	4,906	114	—	5,020
Non-cash stock compensation expense	497	—	—	497
Depreciation and amortization of property and equipment	13,583	2,410	—	15,993
Gain on disposal of property and equipment	293	—	—	293
Total operating expense	88,674	7,591	—	96,265
Operating income (loss)	3,538	(7,591)	—	(4,053)
Loss in subsidiaries	(7,568)	—	7,568	—
Interest income	507	23	—	530
Interest expense	(8,750)	—	—	(8,750)
Loss on early extinguishment of debt	(2,991)	—	—	(2,991)
Loss from continuing operations before income tax	(15,264)	(7,568)	7,568	(15,264)
Income tax	—	—	—	—
Net loss	$(15,264)	$(7,568)	$7,568	$(15,264)

Unaudited Condensed Statement of Operations
For the Quarter Ended December 31, 2003

	Airgate PCS, Inc.	AirGate Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$81,503	$—	$—	$81,503
Cost of revenue	44,850	4,201	—	49,051
Selling and marketing	13,615	510	—	14,125
General and administrative	6,287	120	—	6,407
Non-cash stock compensation expense	106	—	—	106
Depreciation and amortization of property and equipment	9,401	2,366	—	11,767
Loss on disposal of property and equipment	(2)	—	—	(2)
Total operating expense	74,257	7,197	—	81,454
Operating income (loss)	7,246	(7,197)	—	49
Loss in subsidiaries	(7,167)	—	7,167	—
Interest income	157	—	—	157
Interest expense	(11,346)	30	—	(11,316)
Loss from continuing operations before income tax	(11,110)	(7,167)	7,167	(11,110)
Income tax	—	—	—	—
Loss from continuing operations	(11,110)	(7,167)	7,167	(11,110)
Income from discontinued operations	184,115	—	—	184,115
Net income (loss)	$173,005	$(7,167)	$7,167	$173,005

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

Unaudited Condensed Statement of Cash Flows
For the Quarter Ended December 31, 2004

	Airgate PCS, Inc.	AirGate Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities, net	$(32,747)	$44	$—	$(32,703)
Investing activities, net	(2,722)	(51)	—	(2,773)
Financing activities, net	37,940	—	—	37,940
Change in cash and cash equivalents	2,471	(7)	—	2,464
Cash and cash equivalents at beginning of period	13,456	(3)	—	13,453
Cash and cash equivalents at end of period	$15,927	$(10)	$—	$15,917

Unaudited Condensed Statement of Cash Flows
For the Quarter Ended December 31, 2004

	Airgate PCS, Inc.	AirGate Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities, net	$8,198	$63	$—	$8,261
Investing activities, net	(1,536)	(63)	—	(1,599)
Financing activities, net	(697)	—	—	(697)
Change in cash and cash equivalents	5,965	—	—	5,965
Cash and cash equivalents at beginning of period	54,078	—	—	54,078
Cash and cash equivalents at end of period	$60,043	$—	$—	$60,043

10.    BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Potentially dilutive securities of 185,517 and 3,588 for the quarters ended December 31, 2004 and 2003 respectively, have been excluded from the computation of dilutive earnings (loss) per share for the periods because the Company has a loss from continuing operations and their effect would have been antidilutive.

11.    ISSUANCE OF FLOATING RATE NOTES

On October 25, 2004, the Company issued $175.0 million of first priority senior secured floating rate notes due 2011 at par value. The notes bear interest at a rate equal to the three-month London Interbank Borrowed Rate ("LIBOR") plus 3.75%, reset quarterly. Proceeds from the notes were used to repay and terminate the Company's $131.2 million senior credit facility (also at LIBOR plus 3.75%), redeem the Company's $1.8 million 13½% senior subordinated discount notes due 2009, and for general corporate purposes. In October 2004, the Company incurred and capitalized $4.7 million of fees and expenses related to the $175 million note offering and expensed previously paid transaction fees related to the credit facility and the 13½% notes totaling $3.0 million recorded as loss on early extinguishment of debt during the quarter ended December 31, 2004.

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

Each of our subsidiaries jointly, severally and unconditionally guarantee the notes on a senior secured basis. The notes and the guarantees constitute senior debt. They rank equally in right of payment with all of our and the guarantors' existing and future senior debt and senior in right of payment to all of our and the guarantors' existing and future subordinated debt, including our 9 3/8% notes and the related guarantees.

The notes contain covenants, subject to certain exceptions, that restrict the Company's ability to, among other things, incur more debt; create liens; repurchase stock and make certain investments; pay dividends, make loans or transfer property or assets; enter into sale and leaseback transactions; transfer or dispose of substantially all of the Company's assets; or engage in transactions with affiliates. Notwithstanding the covenants restricting the ability of the Company to incur debt, the Company is permitted to, among other things, incur up to $50.0 million of additional indebtedness, including additional notes, and other obligations that may also be secured by liens on the collateral that are pari passu with the first priority liens securing the $175.0 million Floating Rate Notes. If the Company undergoes a change of control (as defined in the indenture that governs the notes), then it must make an offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest. At December 31, 2004, the Company was in compliance in all material respects with covenants contained in the note indenture.

On January 11, 2005, the Company began soliciting consents from holders of its notes to proposed amendments to certain provisions of the Indentures governing the notes. The consent solicitation is related to amendments to the Indentures governing the notes so that neither AirGate nor Alamosa will be required to make a repurchase offer for the notes upon completion of the merger. On January 25, 2005, the consent solicitation expired and the Company received consents representing 97% and 92% of the aggregate principal amount of outstanding 9 3/8% notes and Floating Rates Notes, respectively. As a result, the Company has received the necessary approval of the holders of each series of notes to the proposed amendment to each of the respective Indentures under which the notes were issued.

12.    ACCELERATION OF EMPLOYEE STOCK OPTIONS

On August 11, 2004, the Company granted 75,000 options to purchase shares of the Company's common stock in the ordinary course of business to certain key officers of the Company. The original terms of the options called for them to vest ratably over four years on the anniversary of the date of the grant. The Company did not recognize compensation expense with respect to the options since the options had an exercise price equal to the fair market value of the Company's common stock on the date of the grant. On December 21, 2004, the Company's board of directors unanimously approved the immediate acceleration of the vesting of one-half of the options on a pro-rata basis. In accordance with APB No. 25, the accelerated vesting does not represent a modification of the original terms to the awarded option to purchase shares of the Company's common stock and therefore had no impact on the Company's results of operations.

13.    CONTRACTUAL AGREEMENT WITH LUCENT

On December 7, 2004, the Company entered into an Affiliate Agreement (the "Agreement"), dated as of December 1, 2004, with Lucent Technologies Inc. ("Lucent") pursuant to which the Company will purchase products and services from Lucent for use in connection with the Company's network operations. The Agreement is effective through December 31, 2009. The Agreement requires the Company to purchase a minimum dollar amount of products and services from Lucent from October 1, 2004 to September 30, 2009 in order to continue to receive the discounts provided in the Agreement and to not be required to refund the discounts provided to the Company pursuant to the Agreement. The annual cash payments required under this agreement are approximately $40.0 million for each of the calendar years ended 2005 and 2006, respectively.

AIRGATE PCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (CONTINUED)
December 31, 2004
(unaudited)

The Company's intent is to utilize the Lucent commitment to expand and upgrade the network, which will result in retiring existing assets before reaching the end of their estimated useful lives. During the quarter ended December 31, 2004, the Company committed to systematically replace many of the Company's existing minicell base stations with an equivalent quantity of current generation multi-carrier capable base stations, or modcells. As of the date of the agreement, the estimated useful life of each existing minicell base station was reduced to reflect the remaining number of months such assets will be in use prior to conversion, thereby accelerating depreciation expense. The impact of this change increased depreciation expense by $3.8 million for the three months ended December 31, 2004, and is estimated to increase depreciation expense by approximately $10.5 million for the fiscal year ended September 30, 2005. Under this agreement, all existing equipment will be deinstalled and the new equipment will be installed in the same locations and will include significantly upgraded technology. The Company is committed to convert 611 base stations during the fiscal years 2005 through 2006 at prices fixed in the agreement.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information herein is correct as of any time after the date hereof or that there has not been a change in the affairs of the Company since the date hereof.

Prospectus

April 12, 2005

AirGate PCS, Inc.

Offer to Exchange

First Priority Senior Secured Floating Rate Notes due 2011,

which have been registered under

the Securities Act of 1933,

for any and all outstanding

First Priority Senior Secured Floating Rate Notes due 2011,

which have not

been registered under

the Securities Act of 1933

Until July 11, 2005, all dealers that effect transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.